Exhibit 99.2

Execution Version

Limited waiver and fourth amendment to sixth amended and restated credit agreement and guaranty

This Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty (herein, this “Fourth Amendment”) is entered into as of August 12, 2026, by and among TRINITY BIOTECH, INC., a Delaware corporation (“U.S. Holdings”), CLARK LABORATORIES, INC. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”),  BIOPOOL U.S., INC., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), PRIMUS CORPORATION, a Missouri corporation (“U.S. Primus”),  MARDX DIAGNOSTICS, INC., a California corporation (“U.S. MarDx”), IMMCO DIAGNOSTICS, INC., a Delaware corporation (“U.S. Immco”), TRIB BIOSENSORS INC., a Delaware corporation (“U.S. TRIB”, and together with U.S. Holdings, U.S. Fitzgerald, U.S. Clark, U.S. Biopool, U.S. Primus, U.S. MarDx and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), certain Guarantors party hereto (including Trinity Biotech PLC, a public limited company organized and existing under the laws of Ireland (“Parent”)), the lenders party hereto (each, as a “Lender” and collectively, the “Lenders”), and PERCEPTIVE CREDIT HOLDINGS III, LP, a Delaware limited partnership, as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”).

Recitals:

A.      The Lenders have extended credit to the Borrowers on the terms and conditions set forth in that certain Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025 as amended by the First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as October 16, 2025, the Second Amendment to Sixth Amended and Restated Credit Agreement, dated as of December 22, 2025 and the Limited Waiver and Third Amendment to Sixth Amended and Restated Credit Agreement, dated as of April 30, 2026 (the “Existing Credit Agreement”; the Existing Credit Agreement as amended hereby, and as the same may hereafter be amended, restated, supplemented or modified from time to time in accordance with its terms, the “Credit Agreement”).

B.      Pursuant to Section 8.15 of the Existing Credit Agreement, (i) commencing on November 1, 2025 and ending on September 30, 2026, the Obligors are required to have aggregate Unrestricted Cash of not less than $1,000,000 at all times and (ii) commencing on October 1, 2026 and thereafter, the Obligors are required to have aggregate Unrestricted Cash of not less than $3,000,000 at all times (the “Minimum Liquidity Covenant”).

C.      The Obligors have advised the Administrative Agent that they are not in compliance with the Minimum Liquidity Covenant for the months of June 2026, July 2026 and August 2026 and have requested that the Lenders waive compliance with the Minimum Liquidity Covenant for June 2026, July 2026 and August 2026 and any Default or Event of Default resulting from such noncompliance (the “Specified Liquidity Waiver”).

D.      The Lenders are willing to grant the Specified Liquidity Waiver in accordance with and subject to the terms and conditions of this Fourth Amendment.

E.      The Obligors have requested that the Administrative Agent and the Lenders agree to amend certain provisions of the Existing Credit Agreement.

F.       The parties hereto agree to amend the Existing Credit Agreement pursuant to the terms of this Agreement.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                    Incorporation of Recitals; Defined Terms.  The parties hereto acknowledge that the Recitals set forth above are true and correct in all material respects.  The defined terms in the Recitals set forth above are hereby incorporated into this Agreement by reference.  All other capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

2.                    Limited Waiver.  Upon satisfaction of the conditions set forth in Paragraph 6 hereof, pursuant to Section 13.04 of the Credit Agreement and subject to the terms and conditions hereof, the Lenders hereby grant the Specified Liquidity Waiver.  For the avoidance of doubt, the Specified Liquidity Waiver is effective solely as a waiver of the Specified Liquidity Waiver and (i) does not constitute a waiver of any other unrelated Default or Event of Default and (ii) immediately on October 1, 2026, and thereafter, the Minimum Liquidity Covenant shall continue and remain in full force and effect.

3.                    Fourth Amendment to Existing Credit Agreement.  Upon satisfaction of the conditions set forth in Paragraph 6 hereof, the Obligors, the Lenders and the Administrative Agent hereby agree that the Existing Credit Agreement is hereby amended by incorporating the changes shown on the marked copy of the Existing Credit Agreement attached hereto as Annex A.  Deletions of text in the Existing Credit Agreement as amended hereby are indicated by struck-through red text, and insertions of text as amended hereby are indicated by underlined blue text.  Attached hereto as Annex B is a clean copy of the Credit Agreement conformed through the Fourth Amendment. A new Exhibit V to the Existing Credit Agreement is hereby added to the Credit Agreement in the form of Annex C attached hereto. Schedule 7.01 to the Existing Credit Agreement is hereby replaced and a new Schedule 8.19 to the Existing Credit Agreement is hereby added to the Credit Agreement, each in the form set out in Annex D attached hereto.

4.                    Acknowledgement of Liens.  The Obligors hereby acknowledge and agree that the Obligations owing to the Administrative Agent and the Lenders arising out of or in any manner relating to the Loan Documents shall continue to be secured by the Liens granted as security therefor in the Loan Documents, to the extent provided for in the Loan Documents heretofore executed and delivered by such Obligors; and nothing herein contained shall in any manner affect or impair the priority of the Liens created and provided for thereby as to the indebtedness, obligations, and liabilities which would be secured thereby prior to giving effect to this Agreement.

5.                    Representations And Warranties.  In order to induce the Administrative Agent and the Lenders to enter into this Agreement, the Obligors hereby represent and warrant to the Administrative Agent and the Lenders as follows:

(A)                After giving effect to this Agreement, the representations and warranties of the Obligors contained in Article 7 of the Credit Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the date hereof; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(B)                 The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of, and duly executed and delivered by, the Obligors.

(C)                 No Default or Event of Default has occurred and is continuing or shall occur and be continuing immediately after giving effect to this Agreement.

(D)                The ADSs (as defined in the Notes) issuable upon conversion of the Notes, and the underlying Ordinary Shares (as defined in the Notes) (such ADSs and Ordinary Shares, collectively, the “Securities”) are duly authorized and when allotted and issued upon any such conversion will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Obligors, and will not be issued in violation of the Deposit Agreement (as defined in the Notes) or in violation of, or subject to, any preemptive or similar rights of any Person (nor will this Amendment violate, or be subject to, any preemptive or similar rights of any Person).  Parent will take all such action as may be necessary, including giving directions to the Depositary and the transfer agent for the Ordinary Shares, to assure that the Securities may be issued as provided herein or in the Notes without violation of any applicable law or regulation, or of any requirements of the Principal Market (as defined in the Notes).  Parent has reserved, and will maintain, from its duly authorized capital a sufficient number of Ordinary Shares together with the requisite disapplication of any pre-emption rights in respect of such Ordinary Shares to provide for the issuance of the ADSs issuable upon conversion of the Notes (without regard to the Beneficial Ownership Cap (as defined in the Notes) or any other limitation on the conversion or exercise thereof).

6.                    Conditions Precedent.  The effectiveness of this Agreement is subject to the Administrative Agent and the Lenders having received (i) duly executed counterparts of this Agreement, (ii) certified copies of the Organizational Documents of each Irish Obligor (or to the extent that such Organizational Documents have not been amended, restated or otherwise modified since the Sixth Amendment Restatement Date, a certification by a Responsible Officer to that effect), (iii) resolutions of the Board of each Irish Obligor,  approving and authorizing the execution, delivery and performance of the Fourth Amendment, certified as of the Tranche F Term Loan Borrowing Date by the secretary or a Responsible Officer of such Irish Obligor as being in full force and effect without modification or amendment, (iv) a good standing certificate from the applicable Governmental Authority of each Obligor’s jurisdiction of incorporation, dated a recent date prior to the Tranche F Term Loan Borrowing Date and (v) a certificate of each Irish Obligor as to the authority, incumbency and specimen signatures of the persons who have executed the Fourth Amendment and any other documents in connection herewith on behalf of the Obligors.

7.                    Reference to and Effect on the Loan Documents; No Novation.

(A)           This Agreement constitutes a Loan Document.  On and after the date hereof, words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement after giving effect to this Agreement.

(B)            Except as specifically set forth in this Agreement, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(C)           Except as expressly set forth in this Agreement, the Loan Documents and all of the obligations of the Obligors thereunder and the rights and benefits of the Administrative Agent and the Lenders thereunder remain in full force and effect. This Agreement is not a novation nor is it to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Loan Documents, except as specifically set forth herein. Without limiting the foregoing, the Obligors agree to comply with all of the terms, conditions, and provisions of the Loan Documents except to the extent such compliance is irreconcilably inconsistent with the express provisions of this Agreement. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement entered into in accordance with Section 13.04 of the Credit Agreement. THIS AGREEMENT, THE CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENTS THE ENTIRE AGREEMENT AMONG THE PARTIES with respect to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

8.                    Disclosure.

(A)         Promptly following the date of this Amendment (and in any event within two (2) Business Days), Parent shall disclose, either in a Form 20-F or a Form 6-K, all the material terms of the transactions contemplated by this Amendment, including copies of this Amendment (including the exhibits and schedules hereto and without redaction of any kind) and disclosing any other Inside Information (as defined below) provided or made available to the Administrative Agent or any Lender (or any of their respective agents or representatives) on or prior to the date hereof (the “Filing”). From and after the filing of the Filing, Parent shall have disclosed all Inside Information provided or made available to the Administrative Agent or any Lender (or any of their respective agents or representatives) by any Obligor or any of their respective officers, directors, employees, Affiliates or agents in connection with the transactions contemplated by this Amendment or otherwise on or prior to the date hereof.  Notwithstanding anything contained in this Amendment to the contrary and without implication that the contrary would otherwise be true, after giving effect to the Filing, Parent expressly acknowledges and agrees that neither the Administrative Agent nor any Lender shall have (unless expressly agreed to by a particular party hereto after the date hereof in a written definitive and binding agreement executed by Parent and such particular party or customary oral  (confirmed by e-mail) “wall-cross” agreement (it being understood and agreed that neither the Administrative Agent nor any Lender may bind any other Lender with respect thereto)), any duty of trust or confidence with respect to, or a duty not to trade in any securities on the basis of, any information regarding Parent.1

(B)         For purposes of this Section 9, the following terms shall have the meanings set forth below:

“Inside Information” means any (a) “material non-public information” in respect of, or relating to, Parent, any of its Affiliates, the ADSs, the Ordinary Shares or other securities of Parent or any other publicly listed or traded company, or (b) any “insider information” or “inside information” or other information (i) which, if used by any Person in connection with (or possessed by any Person while) purchasing, selling or otherwise trading in the ADSs, Ordinary Shares or other securities of Parent or any other publicly listed or traded company, could result in the violation of any Applicable Securities Laws, or (ii) the possession of which could otherwise restrict or limit trading by any Person in any of the ADSs, Ordinary Shares or other securities of Parent or any other publicly listed or traded company under any Applicable Securities Laws.

“Applicable Securities Jurisdictions” means the United States, Ireland and any other jurisdiction in which any ADSs, Ordinary Shares or other securities of Parent are listed or traded on a securities exchange or over-the-counter market at any date of determination.

“Applicable Securities Laws” means the securities Laws in each of the Applicable Securities Jurisdictions (including the Securities Act, the Exchange Act, the Irish Companies Act 2014 and Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)), and the applicable rules, policy statements, notices, blanket rulings, orders and all other regulatory instruments of the securities regulators and securities exchanges in each of the Applicable Securities Jurisdictions.

9.                    Headings.  The headings in this Agreement are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

10.                Governing Law.  THIS AGREEMENT, THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER, AND ALL CLAIMS, DISPUTES AND MATTERS ARISING HEREUNDER OR RELATED HERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

11.                Incorporation of Sections 13.10 and 13.11 of the Credit Agreement.  The provisions set forth in Sections 13.10 (Jurisdiction, Service of Process and Venue) and 13.11 (Waiver of Jury Trial) of the Credit Agreement shall apply to this Agreement in all respects.

12.                Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.  Delivery of an executed signature page of this Agreement by facsimile transmission, electronic transmission (in PDF format) or DocuSign shall be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

13.                Severability.  If any provision hereof is found by a court to be invalid or unenforceable, to the fullest extent permitted by applicable Law the parties agree that such invalidity or unenforceability shall not impair the validity or enforceability of any other provision hereof.

14.                Binding Effect.  This Agreement will be binding upon and inure to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

Borrowers:
Trinity Biotech, Inc.
Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA))
Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution)
MarDx Diagnostics, Inc.
IMMCO Diagnostics, Inc.
TRIB Biosensors Inc.

By:	/s/ John Gillard
Name: John Gillard
Title: Treasurer

[Signature Page to Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty]

Guarantors:

Trinity Biotech plc

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Research Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Financial Services Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

TRINITY BIOTECH MANUFACTURING LIMITED
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech (Joint Venture)

By:	/s/ John Gillard
Name: John Gillard
Title: Director

[Signature Page to Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty]

Phoenix Bio-tech Corp

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: Director

Immco Diagnostics (Canada) Inc

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Nova Century Scientific Inc.

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Konamite Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Metabolomic Diagnostics Limited
By:	/s/ Gary Keating
Name: Gary Keating
Title: Director

[Signature Page to Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty]

PERCEPTIVE CREDIT HOLDINGS III, LP,
as Agent and Lender

By:	Perceptive Credit Opportunities GP, LLC, its general partner

By:	/s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By:	/s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

[Signature Page to Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty]

ANNEX A

Marked Credit Agreement

See attached.

Sixth Amended and Restated Credit Agreement and Guaranty1

dated as of

August 7, 2025

among

Trinity Biotech, Inc.,

Clark Laboratories, Inc.  (d/b/a Trinity Biotech (USA)),

Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution),

Primus Corporation,

MarDx Diagnostics, Inc. and

IMMCO Diagnostics, Inc.

TRIB Biosensors Inc.
as the Borrowers,

The Guarantors from Time to Time Party hereto,

as Guarantors

and

Perceptive Credit Holdings III, LP,

as Administrative Agent and as a Lender

 Conformed to reflect changes from the First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of October 16, 2025, the Second Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of December 22, 2025 ~~and~~, the Limited Waiver and Third Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of April 30, 2026 and the Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 12, 2026.

Table of Contents

SECTION	HEADING	PAGE
ARTICLE I	DEFINITIONS	8
Section 1.01.	Certain Defined Terms	8
Section 1.02.	Accounting Terms and Principles	50
Section 1.03.	Interpretation	51
Section 1.04.	Divisions	51
Section 1.05.	Interest Rates	~~51~~52
ARTICLE 2	THE TERM LOANS	52
Section 2.01.	Term Loans	52
Section 2.02.	Proportionate Shares	~~55~~56
Section 2.03.	[Reserved]	~~55~~56
Section 2.04.	Notes	~~56~~57
Section 2.05.	Use of Proceeds	~~56~~57
ARTICLE 3	PAYMENTS OF PRINCIPAL AND INTEREST	~~56~~57
Section 3.01.	Repayment	~~56~~57
Section 3.02.	Interest	~~56~~57
Section 3.03.	Prepayments	~~60~~61
ARTICLE 4	PAYMENTS, ETC.	~~62~~63
Section 4.01.	Payments	~~62~~63
Section 4.02.	Computations	~~64~~65
Section 4.03.	Notices	~~64~~65
Section 4.04.	Set Off	~~64~~65
ARTICLE 5	YIELD PROTECTION, ETC.	~~65~~66
Section 5.01.	Additional Costs	~~65~~66
Section 5.02.	Illegality	~~66~~67
Section 5.03.	Taxes	~~66~~67
Section 5.04.	Delay in Requests	~~71~~72
ARTICLE 6	CONDITIONS PRECEDENT	~~71~~72
Section 6.01.	Conditions to Sixth Amendment Term Loan/Sixth Amendment Restatement Date	~~71~~72
Section 6.02.	Conditions to Tranche C Term Loan /Tranche C Term Loan Borrowing Date	~~73~~74

Section 6.03.	Conditions to Tranche D Term Loan /Tranche D Term Loan Borrowing Date	~~74~~75
Section 6.04.	Conditions to Tranche E Term Loan /Tranche E Term Loan Borrowing Date	~~74~~75
Section 6.05.	Conditions to Tranche F Term Loan /Tranche F Term Loan Borrowing Date	76
ARTICLE 7	REPRESENTATIONS AND WARRANTIES	~~75~~77
Section 7.01.	Power and Authority	~~75~~77
Section 7.02.	Authorization; Enforceability	~~75~~77
Section 7.03.	Governmental and Other Approvals; No Conflicts	~~76~~77
Section 7.04.	Financial Statements; Projections; Material Adverse Change	~~76~~78
Section 7.05.	Properties	~~77~~78
Section 7.06.	No Actions or Proceedings	~~79~~80
Section 7.07.	Compliance with Laws and Agreements	~~79~~81
Section 7.08.	Taxes	~~80~~82
Section 7.09.	Full Disclosure	~~80~~82
Section 7.10.	Regulation	~~81~~82
Section 7.11.	Solvency	~~81~~82
Section 7.12.	Reserved	~~81~~82
Section 7.13.	Indebtedness and Liens	~~81~~82
Section 7.14.	Material Agreements	~~81~~83
Section 7.15.	Restrictive Agreements	~~82~~83
Section 7.16.	Real Property	~~82~~83
Section 7.17.	Pension and Other Plans	~~82~~83
Section 7.18.	Collateral; Security Interest	~~83~~84
Section 7.19.	Regulatory Approvals	~~83~~84
Section 7.20.	Capitalization	~~85~~87
Section 7.21.	Insurance	~~86~~87
Section 7.22.	Certain Fees	~~86~~87
Section 7.23.	Sanctions Laws	~~86~~87
Section 7.24.	Anti‑Corruption Laws	~~86~~87
Section 7.25.	Anti‑Terrorism Laws	~~86~~88
Section 7.26.	Royalty and Other Payments	~~86~~88
ARTICLE 8	AFFIRMATIVE COVENANTS AND FINANCIAL COVENANTS	~~87~~88
Section 8.01.	Financial Statements and Other Information	~~87~~88
Section 8.02.	Notices of Material Events	~~89~~91
Section 8.03.	Existence; Maintenance of Properties, Etc	~~92~~93
Section 8.04.	Payment of Obligations	~~93~~94
Section 8.05.	Insurance	~~93~~94
Section 8.06.	Books and Records; Inspection Rights	~~93~~95
Section 8.07.	Compliance with Laws	~~94~~95
Section 8.08.	Licenses	~~94~~95
Section 8.09.	Action under Environmental Laws	~~94~~95

Section 8.10.	Use of Proceeds	~~94~~96
Section 8.11.	Certain Obligations Respecting Subsidiaries; Further Assurances	~~94~~96
Section 8.12.	Termination of Non‑Permitted Liens	~~96~~98
Section 8.13.	Non-Commingling	~~96~~98
Section 8.14.	Anti‑Terrorism and Anti‑Corruption Laws	~~96~~98
Section 8.15.	Minimum Liquidity	~~97~~98
Section 8.16.	Minimum Total Revenue	~~97~~98
Section 8.17.	Maintenance of Regulatory Approvals, Contracts, Intellectual Property, Etc.	~~98~~99
Section 8.18.	Cash Management	~~98~~99
Section 8.19.	[Reserved]Post Tranche F Term Loan Borrowing Date Obligations.	~~99~~100
Section 8.20.	COMI	~~99~~100
Section 8.21.	Cashless Exercise of Warrant Certificate and Par Value	~~99~~100
Section 8.22.	Canadian Pension Plans	~~99~~101
Section 8.23.	Payment of Warrant Stamp Amount	~~99~~101
ARTICLE 9	NEGATIVE COVENANTS	~~100~~101
Section 9.01.	Indebtedness	~~100~~101
Section 9.02.	Liens	~~102~~103
Section 9.03.	Fundamental Changes and Acquisitions	~~103~~105
Section 9.04.	Lines of Business	~~104~~105
Section 9.05.	Investments	~~104~~105
Section 9.06.	Restricted Payments	~~106~~108
Section 9.07.	Payments of Indebtedness	~~107~~108
Section 9.08.	Change in Fiscal Year	~~107~~108
Section 9.09.	Sales of Assets, Etc	~~107~~109
Section 9.10.	Transactions with Affiliates	~~108~~110
Section 9.11.	Restrictive Agreements	~~109~~110
Section 9.12.	Organizational Documents, Material Agreements	~~109~~110
Section 9.13.	[Reserved]	~~110~~111
Section 9.14.	Sales and Leasebacks	~~110~~111
Section 9.15.	Hazardous Material	~~110~~111
Section 9.16.	Accounting Changes	~~110~~111
Section 9.17.	Compliance with ERISA	~~110~~111
Section 9.18.	Deposit Accounts	~~110~~112
Section 9.19.	Outbound Licenses	~~110~~112
Section 9.20.	Inbound Licenses	~~110~~112
Section 9.21.	Non-Commingling	~~111~~112
Section 9.22.	Canadian Defined Benefit Pension Plans	~~111~~112
ARTICLE 10	EVENTS OF DEFAULT	~~111~~112
Section 10.01.	Events of Default	~~111~~112
Section 10.02.	Remedies	~~114~~115
Section 10.03.	Prepayment Premium and Redemption Price	~~114~~116

ARTICLE 11	GUARANTEE	~~115~~116
Section 11.01.	The Guarantee	~~115~~116
Section 11.02.	Obligations Unconditional	~~115~~117
Section 11.03.	Reinstatement	~~117~~119
Section 11.04.	Subrogation	~~118~~119
Section 11.05.	Remedies	~~118~~119
Section 11.06.	Instrument for the Payment of Money	~~118~~119
Section 11.07.	Continuing Guarantee	~~118~~119
Section 11.08.	Rights of Contribution	~~118~~120
Section 11.09.	General Limitation on Guarantee Obligations	~~119~~120
Section 11.10.	Irish Limitation on Guarantee Obligations	~~119~~121
ARTICLE 12	ADMINISTRATIVE AGENT	~~120~~121
Section 12.01.	Appointment	~~120~~121
Section 12.02.	Rights as a Lender	~~120~~121
Section 12.03.	Exculpatory Provisions	~~120~~122
Section 12.04.	Reliance by Administrative Agent	~~121~~123
Section 12.05.	Delegation of Duties	~~122~~123
Section 12.06.	Resignation of Agent	~~122~~123
Section 12.07.	Non‑Reliance on Administrative Agent and Other Lenders	~~123~~124
Section 12.08.	Administrative Agent May File Proofs of Claim	~~123~~124
Section 12.09.	Collateral and Guaranty Matters; Appointment of Collateral Agent	~~124~~125
ARTICLE 13	MISCELLANEOUS	~~125~~126
Section 13.01.	No Waiver	~~125~~126
Section 13.02.	Notices	~~125~~126
Section 13.03.	Expenses, Indemnification, Etc	~~125~~127
Section 13.04.	Amendments, Etc	~~126~~127
Section 13.05.	Successors and Assigns	~~127~~129
Section 13.06.	Survival	~~130~~132
Section 13.07.	Captions	~~130~~132
Section 13.08.	Counterparts	~~130~~132
Section 13.09.	Governing Law	~~131~~132
Section 13.10.	Jurisdiction, Service of Process and Venue	~~131~~132
Section 13.11.	Waiver of Jury Trial	~~132~~133
Section 13.12.	Waiver of Immunity	~~132~~133
Section 13.13.	Entire Agreement	~~132~~134
Section 13.14.	Severability	~~132~~134
Section 13.15.	No Fiduciary Relationship	~~132~~134
Section 13.16.	USA Patriot Act	~~133~~134
Section 13.17.	Treatment of Certain Information; Confidentiality	~~133~~134
Section 13.18.	Releases of Guarantees and Liens	~~134~~135
Section 13.19.	Acknowledgement and Consent to Bail‑In of EEA Financial Institutions	~~135~~136

Section 13.20.	Judgment Currency	~~135~~136
Section 13.21.	Administrative Borrower	~~135~~137
Section 13.22.	Joint and Several Liability of Borrowers	~~136~~137
Section 13.23.	Amendment and Restatement	~~138~~140
Section 13.24.	Reaffirmation and Consent	~~139~~140

Schedules:

Schedule 1 — Term Loan Commitments

Schedule 2 — Notice Addresses

Schedule 3 — Products

Schedule 4 — Commercial Partners

Schedule 7.01 — Power and Authority

Schedule 7.05(a) — Obligor Owned Real Property

Schedule 7.05(b) — Obligor Material Intellectual Property

Schedule 7.06(a) — Litigation

Schedule 7.13A — Existing Indebtedness

Schedule 7.13B — Existing Liens

Schedule 7.14 — Material Agreements

Schedule 7.15 — Restrictive Agreements

Schedule 7.16 — Real Property

Schedule 7.17 — Pension Matters

Schedule 7.19(b) — Regulatory Approvals

Schedule 7.19(e) — Regulatory Authority Notices

Schedule 7.20 — Capitalization

Schedule 7.22 — Broker’s Fee

Schedule 7.23 — Trade Compliance

Schedule 7.26 — Royalty and Other Payments

Schedule 8.19 — Post Tranche F Term Loan Borrowing Date Obligations

Schedule 9.03  — Subsidiaries to be Dissolved

Schedule 9.05(a) — Existing Investments

Schedule 9.10 — Transactions with Affiliates

Exhibits:

Exhibit A — Form of Guarantee Assumption Agreement

Exhibit B — [Reserved]

Exhibit C — [Reserved]

Exhibit D — Form of U.S. Tax Compliance Certificate

Exhibit E — Form of Compliance Certificate

Exhibit F — Form of Assignment Agreement

Exhibit G-1 — Form of U.S. Security Agreement

Exhibit G-2 — Form of Canadian Security Agreement

Exhibit G-3 — Form of Irish Debenture

Exhibit H-1 — Form of Patent and Trademark Security Agreement

Exhibit H-2 — Form of Copyright Security Agreement

Exhibit I — Form of Collateral Questionnaire

Exhibit J — [Reserved]

Exhibit K — Form of Intercompany Subordination Agreement

Exhibit L — Form of Investor Subordination Agreement

Exhibit M — Form of Effective Date Term Loan Borrowing Notice

Exhibit N — Form of Delayed Draw Term Loan Borrowing Notice

Exhibit O — Form of Third Amendment Term Loan Borrowing Notice

Exhibit P — Form of Fourth Amendment Term Loan Borrowing Notice

Exhibit Q — Form of Fifth Amendment Term Loan Borrowing Notice

Exhibit R — Form of Sixth Amendment Term Loan Borrowing Notice

Exhibit S — Form of Tranche C Term Loan Borrowing Notice

Exhibit T — Form of Tranche D Term Loan Borrowing Notice

Exhibit U — Form of Tranche E Term Loan Borrowing Notice

Exhibit V — Form of Tranche F Term Loan Borrowing Notice

Sixth Amended and Restated Credit Agreement And Guaranty, dated as of August 7, 2025 (this “Agreement”), among Trinity Biotech, Inc., a Delaware corporation (“U.S. Holdings”), Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”),  Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”),  MarDx Diagnostics, Inc., a California corporation (“U.S. MarDx”), IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB Biosensors Inc., a Delaware corporation (“U.S. TRIB”, and together with U.S. Holdings, U.S. ~~Fitzgerald, U.S.~~ Clark, U.S. Biopool, U.S. Primus, U.S. MarDx and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), certain Guarantors from time to time parties hereto, the lenders from time to time party hereto (each, as a “Lender” and collectively, the “Lenders”), and Perceptive Credit Holdings III, LP, a Delaware limited partnership (“Perceptive”), as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”).

Witnesseth:

The Borrowers, the Guarantors, the Administrative Agent and the Lenders are party to that certain Amended and Restated Credit Agreement and Guaranty, dated as of February 21, 2023 (as amended by that certain First Amendment to Amended and Restated Credit Agreement and Guaranty, dated as of April 20, 2023, the “Original Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Original Credit Agreement pursuant to that certain Second Amended and Restated Credit Agreement and Guaranty, dated as of January 30, 2024 (the “Second A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Second A&R Credit Agreement pursuant to that certain Third Amended and Restated Credit Agreement and Guaranty, dated as of December 23, 2024 (the “Third A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Third A&R Credit Agreement pursuant to that certain Fourth Amended and Restated Credit Agreement and Guaranty, dated as of February 27, 2025 (the “Fourth A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Fourth A&R Credit Agreement pursuant to that certain Fifth Amended and Restated Credit Agreement and Guaranty, dated as of May 14, 2025 (the “Fifth A&R Credit Agreement”).

The Borrowers have requested, and the Administrative Agent and the Lenders have agreed (i) to provide a new Sixth Amendment Term Loan and (ii) that certain other terms and conditions of the Fifth A&R Credit Agreement be amended and, for the sake of clarity and convenience, that the Fifth A&R Credit Agreement be restated in its entirety.

It is the intent of the Obligors to confirm that all Obligations of the Obligors under the Loan Documents (as amended, modified or supplemented through the Sixth Amendment Restatement Date) shall continue in full force and effect.

It is the intent of the parties hereto that this Agreement does not constitute a novation of the obligations and liabilities of the parties under the Fifth A&R Credit Agreement and that this Agreement amend and restate in its entirety the Fifth A&R Credit Agreement.

Article I

Definitions

 Section 1.01. Certain Defined Terms.  As used herein, the following terms have the following respective meanings:

  “510(k)” means (a) any premarket notification and corresponding FDA clearance for a Device pursuant to FDA regulations, (b) all substantially equivalent or similar notifications, applications and clearances with respect to any other non-United States Regulatory Authority, including the EMA, HPRA, and Health Canada, ANVISA and (iii) all amendments, supplements and other additions and modifications thereto, and all documents, data and other information concerning any applicable Device which are necessary for, filed with, incorporated by reference in, or otherwise supportive of any of the foregoing.

“Accounting Change” has the meaning set forth in Section 1.02.

“Accounting Change Notice” has the meaning set forth in Section 1.02.

“Acquisition” means any transaction, or any series of related transactions, by which any Person directly or indirectly, by means of a take‑over bid, tender offer, amalgamation, plan of arrangement, merger, purchase of assets, or similar transaction having the same effect as any of the foregoing, (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires all or substantially all of a business line or unit or division of any other Person, (c) acquires Control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing body if the business affairs of such Person are managed by a Board or other governing body, or (d) acquires Control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a Board or other governing body.

“Act” has the meaning set forth in Section 13.16.

“Administrative Agent” has the meaning set forth in the introduction hereto.

“Administrative Borrower” has the meaning set forth in Section 13.21.

“ADSs” has the meaning set forth in the Conversion Amendment.

 “ADS Ratio” has the meaning set forth in the Existing Warrant Certificate and Effective Date Warrant Certificate.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any U.K. Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning set forth in the introduction hereto.

“American Depositary Receipts” means the American Depositary Receipts (representing the American Depositary Shares) issued by The Bank of New York Mellon, as depositary of the American Depositary Shares and issuer of the American Depositary Receipts.

“American Depositary Shares” means the American Depositary Shares (represented by American Depositary Receipts) of Trinity Biotech plc held by The Bank of New York Mellon, as depositary.

“Anti‑Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Obligors and their Affiliates concerning or relating to bribery or corruption, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), as amended.

“Anti‑Terrorism Laws” means any laws or regulations relating to terrorism or money laundering, including, without limitation the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), USA Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada), regulations promogulated pursuant to the Special Economic Measures Act (Canada), and the United Nations Act (Canada), and any similar law enacted in any of the United States, Canada, or any other jurisdiction applicable to the Obligors and their Affiliates after the date of this Agreement.

“ANVISA” means Agência Nacional de Vigilância Sanitária of Brazil and any successor thereto.

“Applicable Margin” means (a) 8.75% per annum for so long as the aggregate principal amount of the Term Loans is equal to or greater than $50,000,000 and (ii) 5.25% per annum on and after the day immediately following the date that the aggregate principal amount of the Term Loans is less than $50,000,000.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” has the meaning set forth in Section 9.09.

“Assignment Agreement” means an assignment and assumption entered into by a Lender and an assignee of such Lender in substantially the form of Exhibit F.

“Available Tenor” means, as of any date of determination and with respect to the then current Benchmark, as applicable (a) if the then current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (b) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date; not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.02(c)(iv).

“Bail‑In Action” means the exercise of any Write‑Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail‑In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, rule or requirement applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other Insolvency Proceedings).

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy.”

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c).

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)                      Daily Simple SOFR; or

(b)                      the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Administrative Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement  by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then‑current Benchmark:

(a)                      in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)                      in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non‑representative; provided that such non‑representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then‑current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then‑current Benchmark:

(a)            a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then‑current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02(c) and (b) ending at the time that a Benchmark Replacement has replaced the then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02(c).

“Beneficial Ownership Regulation” has the meaning set forth in Section 13.16.

“Benefit Plan” means any employee benefit plan as defined in Section 3(3) of ERISA to which any Obligor or Subsidiary thereof incurs or otherwise has any obligation or liability, contingent or otherwise.

“Board” means, with respect to any Person, the board of directors or managers (as applicable) (or equivalent governing body) of such Person or any committee thereof.

“Borrower” and “Borrowers” have the meaning set forth in the introduction hereto; provided that upon the completion of the Fitzgerald and Benen Sale, U.S. Fitzgerald shall no longer be a Borrower hereunder.

“Borrowing” means collectively, (i) the Funding Date Term Loan made by the Lenders on the Funding Date, (ii) the Tranche B Term Loan made by the Lenders on the Tranche B Term Loan Borrowing Date, (iii) the Effective Date Term Loan made by the Lenders on the Effective Date, (iv) the Delayed Draw Term Loan made on the Delayed Draw Term Loan Borrowing Date, (v) the Third Amendment Term Loan made by the Lenders on the Third Amendment Restatement Date, (vi) the Fourth Amendment Term Loan made by the Lenders on the Fourth Amendment Restatement Date, (vii) the Fifth Amendment Term Loan made by the Lenders on the Fifth Amendment Restatement Date, (viii) the Sixth Amendment Term Loan made by the Lenders on the Sixth Amendment Restatement Date, (ix) the Tranche C Term Loan made by the Lenders on the Tranche C Term Loan Borrowing Date, (x) the Tranche D Term Loan made by the Lenders on the Tranche D Term Loan Borrowing Date ~~and~~, (xi) the Tranche E Term Loan made by the Lenders on the Tranche E Term Loan Borrowing Date and (xii) the Tranche F Term Loan made by the Lenders on the Tranche F Term Loan Borrowing Date.

“Bray Leases” means (a) that certain Lease Agreement between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited for the office in Bray, Co. Wicklow Ireland dated November 26, 2004, (b) that certain Indenture between Jim Walsh and Trinity Biotech Manufacturing Limited dated December 20, 2007 and (c) that certain Lease between O’Caoimh, O’Boyle and Trinity Biotech Manufacturing Limited dated July 2016.

“Brazilian Subsidiary” means Trinity Biotech Do Brasil LTDA.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are not authorized or not required to close in New York City.

“Canadian Bankruptcy Legislation” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, winding-up, bankruptcy, assignment for the benefit of creditors, conservatorship, moratorium, receivership, insolvency, plan of arrangement, reorganization, proposal or similar statutes, laws, rules and regulations of Canada, or any province or territory thereof or any other applicable jurisdictions, in effect from time to time.

“Canadian Defined Benefit Pension Plan” means a pension plan for the purposes of any applicable pension benefits standards, statute or regulation in Canada, which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Intellectual Property Security Agreements” means Trademark security agreements, dated as of the Funding Date, entered into by U.S. Primus and Phoenix Bio-Tech Corp, in favor of the Administrative Agent for the benefit of the Lenders, each in form and substance satisfactory to the Administrative Agent.

“Canadian Obligor” means an Obligor incorporated or organized under the laws of Canada.

“Canadian Pension Plan” means a “registered pension plan” (as defined in subsection 248(1) of the Income Tax Act (Canada) sponsored or administrated by one or more of the Obligors or any of their Subsidiaries.

“Canadian Pledge Agreement” means the Canadian Pledge Agreement, dated as of the Funding Date, among Parent, the Lenders and the Administrative Agent, pledging 100% of the Equity Interests in Phoenix Bio-Tech Corp. in favor of the Administrative Agent for the benefit of the Lenders.

“Canadian Security Agreement” means the Canadian Security Agreement, dated as of the Funding Date, in substantially the form of Exhibit G-2, among the Obligors organized under the laws of Canada, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal Property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined substantially in accordance with IFRS; provided that any lease that would have been considered an operating lease under IFRS as in effect as of December 31, 2018 shall be treated as an operating lease for all purposes under this Agreement and the other Loan Documents, and all obligations in respect thereof shall be excluded from the definition of Indebtedness.

“Casualty Event” means any actual or constructive loss, condemnation, destruction, confiscation, requisition, seizure or forfeiture of any asset of the Borrowers or any other Obligor, with a fair market value as of the date of such event, individually or in the aggregate, of greater than $1,000,000 in any calendar year.

“Cayman Subsidiary” means Trinity Biotech Investment Limited.

“Change of Control” means and shall be deemed to have occurred if:

(a)                      any “person” or “group” (within the meaning of Rule 13d-5 of the Exchange Act as in effect on the date hereof) shall own, directly or indirectly, beneficially or of record, shares representing 40% or more of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of Parent;

(b)                      during any period of twelve (12) consecutive calendar months, the occupation of a majority of the seats (other than vacant seats) on the Board of Parent by Persons who were neither (i) nominated or approved by the Board of Parent, nor (ii) appointed by directors on the Board on the Original Closing Date or so nominated;

(c)                      Parent shall cease to own directly or indirectly, determined on a fully diluted basis, 100% of the issued and outstanding Equity Interests of the Obligors; and

(d)                      each Obligor (other than Parent) shall cease to own directly, beneficially and of record, determined on a fully diluted basis, 100% of the issued and outstanding Equity Interests of its Subsidiaries (except an Immaterial Foreign Subsidiary).

“Claims” includes claims, litigation, demands, complaints, grievances, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information (brought by a public prosecutor without grand jury indictment) or other similar processes, assessments or reassessments.

“CLIA” means the Clinical Laboratory Improvement Amendments (CLIA) of 1988, as amended from time to time, and the rules, regulations, guidelines, guidance documents and compliance policy guides issued or promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means any Property in which a Lien is purported to be granted under any of the Security Documents (or all such Property, as the context may require).

“Collateral Questionnaire” means that certain Collateral Questionnaire and certification by a Responsible Officer of the Obligors substantially in the form of attached hereto as Exhibit I and otherwise in form reasonably satisfactory to the Administrative Agent.

“COMI” means center of main interests within the meaning, and for the purposes, of the EU Insolvency Regulation.

“Commercial Partner” means each of the parties set out on Schedule 4 attached hereto.

“Commitment” means with respect to each Lender, such Lender’s Sixth Amendment Term Loan Commitment, Tranche C Term Loan Commitment, Tranche D Term Loan Commitment ~~and~~, Tranche E Term Loan Commitment and Tranche F Term Loan Commitment; and “Commitments” means all such Commitments of all Lenders.

“Commodity Account” has the meaning set forth in the U.C.C.

“Compliance Certificate” has the meaning set forth in Section 8.01(d).

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Contracts” means any contract, license, instrument, lease, agreement, obligation, promise, undertaking, understanding, arrangement, document, commitment, entitlement or engagement under which a Person has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied, and whether in respect of monetary or payment obligations, performance obligations or otherwise), excluding the Loan Documents.

“Control” means, with respect to any particular Person, the possession by one or more other Persons, directly or indirectly, of the power to direct or cause the direction of the management or policies of such particular Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Controlled Account” has the meaning set forth in Section 8.18(a).

“Conversion” has the meaning assigned to such term in Section 4.01(d).

“Conversion Amendment” means the Second Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Conversion Amendment Date, among Parent, the Borrowers, the Guarantors, the Administrative Agent and the Lenders.

“Conversion Amendment Date” means December 22, 2025.

“Convertible Notes” means those certain exchangeable senior notes issued pursuant to the Indenture dated as April 9, 2015, by the Cayman Subsidiary and guaranteed by Parent.

“Copyrights” means all copyrights, copyright registrations and applications for copyright registrations, including all renewals and extensions thereof, all rights to recover for past, present or future infringements thereof and all other rights whatsoever accruing thereunder or pertaining thereto.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to the greater of (a) SOFR for the day (such day, a “SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website, and (b) the Floor.  If by 5:00 p.m. (New York City time) on the second (2nd) U.S. Government Securities Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to the Daily Simple SOFR has not occurred, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided that, any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days; provided further, Daily Simple SOFR shall be rounded upwards to the next 1/100% (if necessary).  Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Administrative Borrower.

“Default” means any Event of Default and any event that, upon the giving of notice, the lapse of time or both, would constitute an Event of Default.

“Default Rate” has the meaning set forth in Section 3.02(d).

“Delayed Draw Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(d). For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Delayed Draw Term Loan on any date of determination shall mean the aggregate principal amount of the Delayed Draw Term Loan made pursuant to Section 2.01(d) that has not yet been repaid as of such date.

“Delayed Draw Term Loan Borrowing Date” means with respect to the Delayed Draw Term Loan, the Business Day on which a Delayed Draw Term Loan was made pursuant to Section 2.01(d) of the Second A&R Credit Agreement.

“Delayed Draw Term Loan Borrowing Notice” means a notice requesting a Delayed Draw Term Loan substantially in the form of Exhibit N.

“Deposit Account” has the meaning set forth in the U.C.C. (and includes, for greater certainty, any deposit account maintained with a bank or other financial institution in any Canadian jurisdiction).

“Depositary” means The Bank of New York Mellon, a New York banking corporation, as depositary for the ADSs and the issuer of the ADSs, and any  successor as depositary.

“Designated Person” means a person or entity:

(a)                      listed in the annex to, or otherwise targeted by the provisions of, the Executive Order (as disclosed by World‑Check or another reputable commercially available database);

(b)                      named as a “Specially Designated National and Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list (as disclosed by World‑Check or another reputable commercially available database); or

(c)                      with which the Lenders are prohibited from dealing or otherwise engaging in any transaction by any Economic Sanctions Laws or Irish Economic Sanctions Laws.

“Device” means any product that meets the definition of “device” as set forth in Section 321 of the FD&C Act, including (a) any medical instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related item, including any component, part or accessory, that (i) is intended for use in the diagnosis of disease, malady or other conditions or in the cure, mitigation, treatment or prevention of disease or malady, in man or other animals, or is intended to affect the structure or any function of the body of man or other animals, (ii) does not achieve its primary intended purpose or purposes through chemical action within or on the body of man or other animals and (iii) is not dependent upon being metabolized for the achievement of its primary intended purpose or purposes and (b) any other product that meets the definition of “device” as set forth in Section 321 of the FD&C Act.

“Device Clearance Application” means (a) any premarket approval application submitted under Section 515 of the FD&C Act (21 U.S.C. § 360e) (a “PMA”), (b) any de novo request submitted under Section 513(f) of the FD&C Act (21 U.S.C. § 360c(f)), (c) any 510(k) submitted under Section 510(k) of the FD&C Act (21 U.S.C. § 360(k)) seeking clearance from the FDA for a Device that is substantially equivalent to a legally marketed predicate Device, as defined in the FD&C Act, (d) any corresponding or substantially equivalent notification, application or clearance of a non‑United States Regulatory Authority including, with respect to the European Union, any equivalent submission to a Standard Body pursuant to an applicable directive of the European Council with respect to CE marking (or, if applicable, a self‑certification of conformity with respect to any such directive through a “declaration of conformity”) and (e) all amendments, variations, extensions and renewals of any of the foregoing.

“Disqualified Equity Interests” means, with respect to any Person, any Equity Interest of such Person that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable upon exercise or otherwise), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), including pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends or other distributions in cash or other securities that would constitute Disqualified Equity Interests, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is one hundred and eighty (180) days after the Stated Maturity Date; provided that, if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees or consultants of such Person or by any such plan to such directors, officers, employees or consultants, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by such Person upon the death, disability, retirement or termination of employment or service of such director, officer, employee or consultant.

“Dollars” and “$” means lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Economic Sanctions Laws” means (a) the Executive Order, the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), any other law or regulation promulgated thereunder from time to time and administered by OFAC and any similar law enacted in the United States after the date of this Agreement and (b) any other similar applicable law now or hereafter enacted in any other applicable jurisdiction, including, without limitation, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), Part II.1 of the Criminal Code (Canada), and the Export and Import Permits Act (Canada), and any regulations thereunder.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Obligor” means an Obligor which is incorporated or established in, or under the laws of, an EEA Member Country.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means January 30, 2024.

“Effective Date Acquisition” means the acquisition by U.S. TRIB and Konamite of certain assets of WaveForm and WaveForm Holdings (including, without limitation, the Equity Interests of WaveForm Slovenia to be transferred subsequent to the closing under the Effective Date Acquisition Agreement) pursuant to the terms of the Effective Date Acquisition Agreement and the WaveForm Slovenia Side Agreement.

“Effective Date Acquisition Agreement” means that certain Asset and Share Purchase Agreement, dated as of January 30, 2024, among U.S. TRIB, as buyer, WaveForm and WaveForm Holdings, as sellers, and WaveForm Slovenia.

“Effective Date Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(c).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Effective Date Term Loan on any date of determination shall mean the aggregate principal amount of the Effective Date Term Loan made pursuant to Section 2.01(c) that has not yet been repaid as of such date.

“Effective Date Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit M.

“Effective Date Warrant Certificate” means the Warrant, dated as of the Effective Date, as amended by the First Amendment to the Effective Date Warrant Certificate, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“EMA” means the European Medicines Agency and any successor thereto.

“Environmental Law” means any federal, state, provincial, territorial, or local governmental law, rule, regulation, order, writ, judgment, injunction or decree relating to pollution or protection of the environment or the treatment, storage, disposal, release, threatened release or handling of Hazardous Materials, and all local laws and regulations related to environmental matters and any specific agreements entered into with any competent authorities which include commitments related to environmental matters.

“Equity Interest” means, with respect to any Person, any and all shares (including all American Depositary Shares represented by American Depositary Receipts), interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, but excluding debt securities convertible or exchangeable into such equity.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, collectively, any Obligor, Subsidiary thereof, and any Person treated as a single employer, with any Obligor or Subsidiary thereof, within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means (a) a reportable event as defined in Section 4043 of ERISA with respect to a Title IV Plan, excluding, however, such events as to which the PBGC by regulation has waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; (b) the applicability of the requirements of Section 4043(b) of ERISA with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, to any Title IV Plan where an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such plan within the following thirty (30) days; (c) a withdrawal by any Obligor or any ERISA Affiliate thereof from a Title IV Plan or the termination of any Title IV Plan resulting in liability under Sections 4063 or 4064 of ERISA; (d) the withdrawal of any Obligor or any ERISA Affiliate thereof in a complete or partial withdrawal (within the meaning of Section 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by any Obligor or any ERISA Affiliate thereof of notice from any Multiemployer Plan that it is insolvent or in critical status pursuant to Section 4241 or 4245 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Title IV Plan or Multiemployer Plan; (f) the imposition of liability on any Obligor or any ERISA Affiliate thereof pursuant to Sections 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (g) the failure by any Obligor or any ERISA Affiliate thereof to make any required contribution to a Title IV Plan, or the failure to meet the minimum funding standard of Section 412 of the Code with respect to any Title IV Plan (whether or not waived in accordance with Section 412(c) of the Code) or the failure to make by its due date a required installment under Section 430 of the Code with respect to any Title IV Plan or the failure to make any required contribution to a Multiemployer Plan; (h) the determination that any Title IV Plan is considered an at‑risk plan or a plan in endangered to critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; (i) an event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan; (j) the imposition of any liability under Title I or Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Obligor or any ERISA Affiliate thereof; (k) an application for a funding waiver under Section 303 of ERISA or an extension of any amortization period pursuant to Section 412 of the Code with respect to any Title IV Plan; (l) the occurrence of a non‑exempt prohibited transaction under Sections 406 or 407 of ERISA for which any Obligor or any Subsidiary thereof may be directly or indirectly liable which may give rise to the imposition of fines or penalties thereon; (m) a violation of the applicable requirements of Section 404 or 405 of ERISA or the exclusive benefit rule under Section 401(a) of the Code with respect to any Plan by any fiduciary or disqualified person for which any Obligor or any ERISA Affiliate thereof would be directly or indirectly liable; (n) the occurrence of an act or omission which gives rise to the imposition on any Obligor or any ERISA Affiliate thereof of fines, penalties, Taxes or related charges under Chapter 43 of the Code or under Sections 409, 502(c), (i) or (1) or 4071 of ERISA; (o) the assertion of a material claim (other than routine Claims for benefits) against any Plan or the assets thereof, or against any Obligor or any Subsidiary thereof in connection with any such plan; (p) receipt from the IRS of notice of the failure of any Qualified Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Qualified Plan to fail to qualify for exemption from taxation under Section 501(a) of the Code; (q) the imposition of any Lien (or the fulfillment of the conditions for the imposition of any Lien) on any of the rights, properties or assets of any Obligor or any ERISA Affiliate thereof, in either case pursuant to Title I or IV, including Section 302(f) or 303(k) of ERISA or to Section 401(a)(29) or 430(k) of the Code; or (r) the establishment or amendment by any Obligor or any Subsidiary thereof of any “welfare plan,” as such term is defined in Section 3(1) of ERISA, that provides post‑employment welfare benefits in a manner that would increase the liability of any Obligor, other than those benefits required under the Consolidated Omnibus Budget Reconciliation Act.

“ERISA Funding Rules” means the rules regarding minimum required contributions (including any installment payment thereof) to Title IV Plans, as set forth in Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“EU Bail‑In Legislation Schedule” means the EU Bail‑In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“EU Insolvency Regulation” means Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

“Event of Default” has the meaning set forth in Section 10.01.

“Excess Funding Guarantor” has the meaning set forth in Section 11.08.

“Excess Payment” has the meaning set forth in Section 11.08.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Accounts” means (a) Deposit Accounts exclusively used for payroll, payroll Taxes and other employee wage and benefit payments to or for the benefit of the employees of the Obligors, (b) Deposit Accounts with aggregate balances of $250,000 or less at any time and (c) Deposit Accounts that are Segregated Health Care Accounts.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by the overall net income (however denominated), franchise Taxes and branch profits Taxes in each case (i) imposed on such Recipient by the jurisdiction (or any political supervision thereof) under the laws of which such Recipient is organized, or having its principal office or, in the case of a Lender, its applicable lending office located in, the jurisdiction imposing such Tax or (ii) that are Other Connection Taxes, (b) any United States federal withholding Taxes that are imposed on amounts payable to Lender to the extent that the obligation to withhold amounts existed on the date that (i) Lender became a “Lender” under this Agreement or (ii) Lender changes its lending office, except in each case to the extent Lender is a direct or indirect assignee of any other Lender that was entitled, at the time the assignment of such other Lender became effective, to receive additional amounts under Section 5.03 or Lender was entitled to receive additional amounts under Section 5.03 immediately before it changed its lending office, (c) any Taxes imposed in connection with FATCA, and (d) Taxes attributable to such Recipient’s failure to comply with Section 5.03(f).

“Executive Order” means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who commit, Threaten to Commit, or Support Terrorism.

“Existing Warrant Certificate” means the Warrant, dated as of the Funding Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1, as amended by the Existing Warrant Certificate Amendments and as may be further amended, replaced or otherwise modified pursuant to the terms thereof.

“Existing Warrant Certificate Amendments” means that First Amendment to Existing Warrant Certificate, that Second Amendment to Warrant Certificate and that Third Amendment to Warrant Certificate.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“FD&C Act” means the United States Food, Drug and Cosmetic Act of 1938 (or any successor thereto), as amended from time to time, and the rules, regulations, guidelines, guidance documents and compliance policy guides issued or promulgated thereunder.

“FDA” means the United States Food and Drug Administration and any successor entity.

“FDA Laws” means all applicable statutes, rules, regulations and orders administered or issued by the FDA, including without limitation, the FD&C Act and its implementing regulations.

“Federal Health Care Program” means (i) a “Federal Health Care Program” as defined in Section 1128B(f) of the Social Security Act, and includes the programs commonly known as Medicare, Medicaid, TRICARE and CHAMPVA; and (ii) a health care plan pursuant to the provincial plans under the Canada Health Act.

“Fourth Amendment” means the Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche F Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“Fifth A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Fifth Amendment Restatement Date” means May 15, 2025.

“Fifth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(g).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Fifth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Fifth Amendment Term Loan made pursuant to Section 2.01(g) that has not yet been repaid as of such date.

“Fifth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit Q.

“Financial Plan” has the meaning set forth in Section 8.01(i).

“First Amendment” means the First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche C Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“First Amendment to Effective Date Warrant Certificate” means that certain First Amendment to Warrant Certificate, dated as of the Third Amendment Restatement Date, by and among Parent and Perceptive.

“First Amendment to Existing Warrant Certificate” means that certain First Amendment to Warrant Certificate, dated as of February 21, 2023, by and among Parent and Perceptive.

“Fitzgerald and Benen Sale” means the sale by (a) U.S. Holdings of all of the Equity Interests of U.S. Fitzgerald to Biosynth International Inc. and (b) Parent and Trinity Biotech Manufacturing Limited of all of the Equity Interests of Benen Trading Limited to Aalto Bio Holdings Limited, for an aggregate purchase price of approximately $30,000,000, subject to adjustment.

“Flash Financial Report” means a financial report prepared by management based on the Obligors’ books and records, prepared without the review necessary to make all adjustments necessary for presentation of the financial statements to be delivered with the Officer’s Certificate to be delivered pursuant to Section 8.01(b)(i) or the Audit Report to be delivered pursuant to Section 8.01(c).

“Floor” means a rate of interest equal to 4.00%.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Fourth A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Fourth Amendment Restatement Date” means February 27, 2025.

“Fourth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(f).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Fourth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Fourth Amendment Term Loan made pursuant to Section 2.01(f) that has not yet been repaid as of such date.

“Fourth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit P.

“Funding Date” means January 27, 2022.

“Funding Date Term Loan” means the loan made by a Lender pursuant to Section 2.01(a).

“Governmental Approval” means any consent, authorization, approval, order, license, franchise, permit, certification, accreditation, registration, clearance, exemption, filing or notice, that is issued or granted by or from (or pursuant to any act of) any Governmental Authority, including any application or submission related to any of the foregoing.

“Governmental Authority” means any nation, government, branch of power (whether executive, legislative or judicial), state, province, territory, municipality or other political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government, including without limitation Regulatory Authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, courts, bodies, boards, tribunals and dispute settlement panels, and other law‑, rule‑ or regulation‑making organizations or entities of any State, province, territory, county, city or other political subdivision of the United States, Ireland, Canada, or any foreign country.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the Ordinary Course of Business.

“Guarantee Assumption Agreement” means a Guarantee Assumption Agreement substantially in the form of Exhibit A by an entity that, pursuant to Section 8.11(a), is required to become a “Guarantor”.

“Guaranteed Obligations” has the meaning set forth in Section 11.01.

“Guarantor” means (a) initially, Parent and each Subsidiary of Parent listed as a Guarantor on the signature pages hereto and (b) any other Subsidiary of Parent joined as a Guarantor from time to time pursuant to Section 8.11; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be a Guarantor hereunder.

“Hazardous Material” means any substance, element, chemical, compound, product, solid, gas, liquid, waste, by‑product, pollutant, contaminant or material which is hazardous or toxic, and includes, without limitation, (a) asbestos, polychlorinated biphenyls and petroleum (including crude oil or any fraction thereof) and (b) any material classified or regulated as “hazardous” or “toxic” or words of like import pursuant to an Environmental Law.

“Health Canada” means Health Canada, including all of the respective divisions, departments, bureaus, directorates, and agencies thereof (including, without limitation, the Medical Services Bureau and the Therapeutic Products Directorate), and any successors thereto.

“Health Canada Laws” means all applicable statues, rules, regulations and orders administered or issued by Health Canada, including without limitation, the Food and Drugs Act (Canada) and the regulations thereunder (including, without limitation, the Medical Devices Regulations thereunder).

“Health Care Compliance Program” has the meaning set forth in Section 7.07(d).

“Healthcare Laws” means, collectively, all Laws applicable to the business of the Borrowers, any other Obligor regulating the manufacturing, sale, distribution, labeling, marketing, or promotion, the export, or the provision of and payment for, health care products (including diagnostic products), items and services, including but not limited to (a) all applicable laws in any jurisdiction relating to the privacy or security of consumer information, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104‑191) (“HIPAA”) and any similar state laws; (b) all applicable federal and state fraud and abuse laws, and equivalent laws in any other jurisdiction, including but not limited to the federal Anti‑Kickback Statute (42 U.S.C. §1320a‑7b(b) and any similar state laws), the federal Physician Self‑Referral Prohibition (commonly referred to as the “Stark Law”) (42 U.S.C. § 1395nn and any similar state laws), the Civil Monetary Penalties Act (42 U.S.C. §1320a‑7a), and the civil False Claims Act (31 U.S.C. §3729 et seq. and any similar state laws); (c) all applicable FDA Laws and equivalent laws under in other jurisdiction; (d) CLIA; (e) all applicable laws regarding the provision of health care supplies, items or services to Federal Health Care Program beneficiaries or the billing of the Federal Health Care Programs, and equivalent laws in any other jurisdiction; (f) all applicable Health Canada Laws; and (g) all rules and regulations promulgated under or pursuant to any of the foregoing.

“Hedging Agreement” means any interest rate exchange agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“HPRA” means the Health Products Regulatory Authority of Ireland and any successor thereto.

“IDE” means an application, including an application filed with any Regulatory Authority, for authorization to commence human clinical studies with respect to any Device, including (a) an Investigational Device Exemption as defined in the FD&C Act or any successor application or procedure filed with the FDA, (b) an abbreviated Investigational Device Exemption as specified in FDA regulations in 21 C.F.R. § 812.2(b), (c) any equivalent of any of the foregoing pursuant to or under any non‑United States country or regulatory jurisdiction, (d) all amendments, variations, extensions and renewals of any of the foregoing that may be filed with respect thereto, and (e) all documents and correspondence with Institutional Review Boards, whether United States or non‑United States, or equivalent.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein. Subject to Section 1.02, all references to “IFRS” shall be to IFRS applied consistently with the principles used in the preparation of the financial statements described in Section 7.04(a).

“imaware Convertible Note Investment’ means that certai7n investment by Trinity Biotech Manufacturing Limited in up to $1,500,000 of convertible promissory notes issued by imaware, Inc., a Delaware corporation.

“Immaterial Foreign Subsidiary” means, as of any date, any Foreign Subsidiary for which (a) the consolidated total assets of such Foreign Subsidiary and its Subsidiaries is not in excess of 5.0% of the consolidated total assets of Parent and its Subsidiaries, (b) the aggregate amount of the Net Revenue of such Foreign Subsidiary and its Subsidiaries on a consolidated basis is not in excess of 5.0% of Net Revenue of Parent and its Subsidiaries, (c) the consolidated total assets of such Foreign Subsidiary and its Subsidiaries, when taken together with the consolidated total assets of all other Immaterial Foreign Subsidiaries and their Subsidiaries, is not in excess of 10.0% of the consolidated total assets of Parent and its Subsidiaries and (d) the aggregate amount of the Net Revenue of such Foreign Subsidiary and its Subsidiaries on a consolidated basis, when taken together with the contribution to Net Revenue of all other Immaterial Foreign Subsidiaries and their Subsidiaries on a consolidated basis, is not in excess of 10.0% of Net Revenue of Parent and its Subsidiaries in each case as of the last day of any four quarter period; provided that notwithstanding the foregoing, at no time shall any Guarantor existing on the Original Closing Date or joined hereto pursuant to Section 8.11 subsequently be deemed an Immaterial Foreign Subsidiary; provided further, that as of the Original Closing Date, the Brazilian Subsidiary, Swedish Subsidiaries, Cayman Subsidiary and U.K. Subsidiary are Immaterial Foreign Subsidiaries; provided further, that the Luxembourg Subsidiary is not an Immaterial Foreign Subsidiary.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property acquired by such Person (excluding amounts related to inventory which are incurred in the Ordinary Course of Business), (d) all obligations of such Person (i) in respect of the deferred purchase price of Property or services or (ii) upon which interest charges are customarily paid  (excluding, in each case of (i) and (ii),  current accounts payable which are incurred in the Ordinary Course of Business and except if subject to bona fide dispute contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS, not overdue by more than two hundred ten (210) days), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (i) obligations under any Hedging Agreement, currency swaps, forwards, futures or derivatives transactions, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) all obligations of such Person under license or other agreements containing a guaranteed minimum payment or purchase by such Person, (l) any Disqualified Equity Interests of such Person, (m) any earnout obligation at the time such obligation is both required to be reflected as a liability on the balance sheet of such Person in accordance with IFRS and not paid after becoming due and payable and (n) all other obligations required to be classified as indebtedness of such Person under IFRS. The Indebtedness of any Person shall include, without duplication, the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Party” has the meaning set forth in Section 13.03(b).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any Obligation and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Industrial Designs” means all rights, title and interests arising under any Laws in or relating to all industrial designs, intangibles of like nature, and any work subject to the design laws of the United States, Canada, Ireland or any other country or any political subdivision thereof.

“Ineligible Assignee” means (a) a natural person or (b) the Obligors or any of their respective Subsidiaries and Affiliates.

“Information” has the meaning set forth in Section 13.17.

“Insolvency Proceeding” means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, examinership (in the case of an Irish Obligor, or an Obligor with a COMI in Ireland), insolvency, liquidation, receivership, dissolution, winding‑up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other similar arrangement in respect of any Person’s creditors generally or any substantial portion of such Person’s creditors, in each case undertaken under any of United States federal, state or foreign law, or the laws of any other jurisdiction applicable to the Obligors, including, without limitation, the Bankruptcy Code or any Canadian Bankruptcy Legislation.

“Intellectual Property” means, with respect to any Person, all of such Person’s rights, title and interest in and to all Patents, Trademarks, Copyrights, Industrial Designs, Technical Information, whether registered or not and whether existing under United States or non-United States Law or jurisdiction, including, without limitation, all:

(a)                      applications, registrations, amendments and extensions relating to such Intellectual Property;

(b)                      rights and privileges arising under any applicable Laws with respect to any Intellectual Property;

(c)                      rights to sue for or collect any damages from any past, present or future infringements of any Intellectual Property; and

(d)                      rights under Product Agreements related to such Intellectual Property.

“Intercompany Subordination Agreement” means that certain Intercompany Subordination Agreement, dated as of the Funding Date, among the Obligors, the Immaterial Foreign Subsidiaries and the Administrative Agent.

“Interest Period” means, (a) initially, the period beginning on (and including) the Funding Date and ending on (and including) the last day of the calendar month in which the Funding Date occurs, and (b) thereafter, the period beginning on (and including) the first day of each succeeding calendar month and ending on the earlier of (and including) (i) the last day of such calendar month and (ii) the Maturity Date.

“Invention” means any novel, inventive or useful art, apparatus, method, process, machine (including any article or Device), manufacture or composition of matter, or any novel, inventive and useful improvement in any art, method, process, machine (including any article or Device), manufacture or composition of matter.

“Investment” means, for any Person: (a) the acquisition (whether for cash, Property, services or securities or otherwise) of Equity Interests, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan, assumption of debt, other extension of credit to, any other Person (including the purchase of Property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such Property to such Person), but excluding any such advance, loan or extension of credit in the nature of an ordinary course trade receivable having a term not exceeding one hundred twenty (120) days arising in connection with the sale of services, inventory or supplies by such Person in the Ordinary Course of Business; (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; (d) the entering into any joint venture; or (e) the entering into of any Hedging Agreement.  The amount of an Investment will be determined at the time the Investment is made without giving effect to any subsequent changes in value.

“Investor” means MiCo IVD Holdings, LLC, a Delaware limited liability company.

“Investor Convertible Note” means that certain junior convertible note, in favor of Investor, in form and substance satisfactory to the Administrative Agent.

“Investor Subordination Agreement” means that certain Subordination Agreement, in substantially the form of Exhibit L, among the Investor and the Administrative Agent and acknowledged by the Obligors.

“Ireland” means Ireland, excluding Northern Ireland (and “Irish” shall be construed accordingly).

“Irish Anti-Corruption Laws” means the Criminal Justice (Corruption Offences) Act 2018 of Ireland.

“Irish Anti-Terrorism Laws” means the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

“Irish Debenture” means the Irish law debenture, dated as of the Funding Date, in substantially the form of Exhibit G-3, among the Irish Obligors, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“Irish Economic Sanctions Laws” means the Financial Transfers Act 1992 and all Irish laws and regulations which implement EU and UN trade and/or financial sanctions.

“Irish Obligor” means an Obligor incorporated or organized under the laws of Ireland; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be an Irish Obligor hereunder.

“IRS” means the United States Internal Revenue Service or any successor agency, and to the extent relevant, the United States Department of the Treasury.

“Judgment Currency” has the meaning set forth in Section 13.20.

“Judgment Currency Conversion Date” has the meaning set forth in Section 13.20.

“Key Employee” means an employee engaged in product development or another function with access to significant Obligor Intellectual Property.

“Konamite” means Konamite Limited, a company organized under the laws of Ireland.

“Laws” means, collectively, all international, foreign, federal, state, provincial, territorial, municipal and local statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and Permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lenders” has the meaning set forth in the introduction hereto.

“Lien” means any mortgage, lien, pledge, charge or other security interest, or any lease, title retention agreement, mortgage, restriction, easement, right‑of‑way, option or adverse Claim (of ownership or possession) or other encumbrance of any kind or character whatsoever or any preferential arrangement that has the practical effect of creating a security interest.

“Loan Documents” means collectively, this Agreement, the Security Documents, any Guarantee Assumption Agreement, the Warrant Certificates, the Existing Warrant Certificate Amendments, the First Amendment to the Effective Date Warrant Certificate, the Conversion Amendment, the Registration Rights Agreement, any intercompany notes and any subordination agreement, intercreditor agreement or other present or future document, instrument, agreement or certificate delivered to any Lender in connection with this Agreement or any of the other Loan Documents, in each case, as amended, restated, supplemented or otherwise modified.

“Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of such Lender’s portion of the Term Loans; provided, at any time prior to the making of the Term Loans, the Loan Exposure of any Lender shall be equal to such Lender’s Commitment.

“Loss” means judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, reasonable professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all reasonable costs incurred in investigating or pursuing any Claim or any proceeding relating to any Claim.

“Luxembourg Subsidiary” means Trinity Biotech Luxembourg SARL.

“Luxembourg Subsidiary Intercompany Subordination Agreement” means that certain Luxembourg Intercompany Subordination Agreement, dated as of Funding Date, among the Obligors, the Luxembourg Subsidiary and the Administrative Agent on terms and provisions satisfactory to the Administrative Agent.

“Majority Lenders” means, at any time, one or more Lenders having or holding Loan Exposure and representing more than 50% of the aggregate Loan Exposure of all Lenders.

“Margin Stock” means “margin stock” within the meaning of Regulations U and X.

“Material Adverse Change” and “Material Adverse Effect” mean a material adverse change in or effect on (a) the business, financial condition, operations, performance or Property of the Obligors taken as a whole, (b) the ability of any Obligor to perform its obligations under any Loan Document as and when they become due, (c) the value of the Property comprising Collateral (taken as a whole), or (d) the legality, validity, binding effect or enforceability of the Loan Documents or the rights and remedies of any Lender under any of the Loan Documents.

“Material Agreement” means (a) any Contract which is listed in Schedule 7.14, (b) any other Contract to which any Obligor is a party or a beneficiary from time to time, or to which any assets or properties of any Obligor is bound, the loss or termination of which would reasonably be expected to result in a Material Adverse Effect, (c) the Investor Convertible Note, (d) the Investor Subordination Agreement and (e) any other Contract to which any Obligor is a party or a guarantor (or equivalent) whether existing as of the Original Closing Date or in the future that during any period of twelve (12) consecutive months is reasonably expected to (1) result in payments or receipts (including royalty, licensing or similar payments) made to any Obligor in an aggregate amount in excess of $2,500,000 or (2) require payments or expenditures (including royalty, licensing or similar payments) made by any Obligor in an aggregate amount in excess of $2,500,000; provided that for the avoidance of doubt routine purchase orders entered into in the Ordinary Course of Business shall not be deemed to be Material Agreements.

“Material Indebtedness” means, at any time, any Indebtedness of any Obligor, the outstanding principal amount of which exceeds $1,000,000.

“Material Intellectual Property” means all Obligor Intellectual Property, including the  Obligor Intellectual Property described in Schedule 7.05(b) (as such schedule shall be updated by the Obligors from time to time, pursuant to Section 8.01(d)), whether currently owned or licensed, or acquired, developed or otherwise licensed or obtained after the Original Closing Date, (a) necessary for the operation of the business of any Obligor as currently conducted or as currently contemplated to be conducted, (b) the loss of which would reasonably be expected to have or result in a Material Adverse Effect or (c) that has a fair market value in excess of $2,500,000 (as such fair market value is determined in the reasonable judgment of the Obligors) but excluding, in each case, WaveForm IP.

“Material WaveForm IP” means all WaveForm IP (a) necessary for the operation of the business of any Obligor as currently conducted or as currently contemplated to be conducted, (b) the loss of which would reasonably be expected to have or result in a Material Adverse Effect or (c) that has a fair market value in excess of $2,500,000 (as such fair market value is determined in the reasonable judgment of the Obligors).

“Maturity Date” means the earlier to occur of (a) the Stated Maturity Date and (b) the date on which the Term Loans are accelerated pursuant to Section 10.02.

“Multiemployer Plan” means any multiemployer plan, as defined in Section 400l(a)(3) of ERISA, to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

“Net Cash Proceeds” means,

(a)                      with respect to the incurrence or issuance of any Indebtedness incurred by a Person and not permitted under Section 9.01, the excess, if any, of (i) the sum of the cash received in connection with such incurrence or issuance over (ii) the investment banking fees, underwriting discounts, commissions, costs and other reasonable expenses and other customary expenses (including reasonable attorney’s, accountant’s and other similar professional advisor’s fees), incurred by such Person in connection with such incurrence or issuance to third parties (other than any other Obligor or any of their respective Affiliates);

(b)                      with respect to any Casualty Event, the amount of cash proceeds actually received from time to time by or on behalf of such Obligor after deducting therefrom only (i) actual costs and expenses related thereto incurred by such Obligor and (ii) Taxes paid or payable in each case, in connection therewith or as a result thereof; and

(c)                      with respect to any Asset Sale, the excess, if any, of (i) cash proceeds received in respect of such Asset Sale (including cash proceeds subsequently received (as and when received)) over (ii) the sum of (A) the direct costs of such Asset Sale then payable by the recipient of such proceeds excluding amounts payable to any Obligor or any of its Subsidiaries, (B) Taxes paid or payable by such recipient in connection therewith or as a result thereof, (C) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a Permitted Lien on the properties subject to such Asset Sale and (D) amounts reserved or deposited in escrow with respect to indemnity payments or price adjustments until such amounts are released to the applicable Obligor or any of its Subsidiaries.

“Net Partnership Agreement Proceeds” means the Net Cash Proceeds received from Asset Sales pursuant to Section 9.09(l) net of any payments of “Contingent Consideration” that are required to be paid by an Obligor pursuant to the Effective Date Acquisition Agreement.

“Net Revenue” means, with respect to any Person, all amounts paid to and received by such Person in the Ordinary Course of Business that, in accordance with IFRS, would be classified as net revenue.

“Non-EEA Obligor” means an Obligor which is not an EEA Obligor.

“Note” means a convertible promissory note executed and delivered by the Borrowers and Parent to any Lender in the form attached as Exhibit A to the Conversion Amendment, as may be further amended, restated, supplemented, replaced or otherwise modified from time to time.

“Obligations” means, with respect to any Obligor, all amounts, obligations (including, without limitation, all Warrant Obligations), liabilities, covenants and duties of every type and description owing by such Obligor to any Lender or any other Indemnified Party hereunder, arising out of, under, or in connection with, any Loan Document, whether direct or indirect (regardless of whether acquired by assignment), absolute or contingent, due or to become due, whether liquidated or not, now existing or hereafter arising and however acquired, and whether or not evidenced by any instrument for the payment of money, including, without duplication, (a) the principal amount of the Term Loans, (b) all interest on the Term Loans (including accrued but uncapitalized PIK Interest and interest accruing at the Default Rate), whether or not accruing after the filing of any petition in bankruptcy or after the commencement of any insolvency, reorganization or similar proceeding, and whether or not a Claim for post‑filing or post‑petition interest is allowed in any such proceeding, (c) any Prepayment Premium and (d)  all other fees, expenses, interest, commissions, charges, costs, disbursements, indemnities and reimbursement of amounts paid and other sums chargeable to such Obligor under any Loan Document (including, without limitation, all unpaid fees and expenses payable under Section 13.03); provided that with respect to each EEA Obligor the term Obligations shall exclude the Relevant Warrant Obligations; provided further that (and for avoidance of doubt) with respect to each non-EEA Obligor the term Obligations does include, without limitation, the Relevant Warrant Obligations.

“Obligor Intellectual Property” means Intellectual Property owned by or licensed to any of the Obligors.

“Obligors” means, collectively, the Borrowers, each Guarantor and each of their respective successors and permitted assigns.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury (or any successor thereto).

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business generally consistent with the Person’s market or custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).

“Ordinary Shares” has the meaning assigned to such term in the Notes.

“Organizational Documents” means (a) with respect to any corporation (other than a corporation organized under the laws of Canada or any province or territory thereof), its certificate of or articles of incorporation or organization, or memorandum and articles of association, as amended, or constitution, as amended, and its by‑laws, as amended, (b) with respect to any corporation, company, unlimited liability company, or unlimited liability corporation organized under the laws of Canada or any province or territory thereof, its certificate of incorporation, amalgamation, or continuance, its articles of incorporation, amalgamation, or continuance, its notice of articles, its articles, and/or any shareholders’ agreement or declaration with respect to it, in each case as amended, as applicable, (c) with respect to any limited partnership, its certificate of limited partnership, as amended, and its partnership agreement, as amended, (d) with respect to any general partnership, its partnership agreement, as amended, and (e) with respect to any limited liability company, its  certificate of formation or articles of organization, as amended, or its constitution, as amended, and its operating agreement, as amended.  In the event any term or condition of this Agreement or any other Loan Document requires any Organizational Document to be certified by a secretary of state or similar government official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such government official.

“Original Closing Date” means December 15, 2021.

“Original Credit Agreement” has the meaning set forth in the recitals hereto.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Term Loans or any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 5.03(h)).

“Outstanding Convertible Notes” means those Convertible Notes that remain outstanding after the Funding Date in an aggregate principal amount not to exceed $275,000 plus accrued and unpaid interest.

“Parent” means Trinity Biotech plc, a company organized under the laws of Ireland (company registration number: 183476).

“Participant” has the meaning set forth in Section 13.05(e).

“Participant Register” has the meaning set forth in Section 13.05(f).

“Partner Agreement” means a written agreement with a Commercial Partner to enter into commercial activities involving any continuous glucose management product.

“Patents” means all patents and patent applications, including the inventions and improvements described and claimed therein together with the reissues, divisions, continuations, renewals, extensions and continuations in part thereof, all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, all damages and payments for past or future infringements thereof and rights to sue therefor, and all rights corresponding thereto throughout the world, in each case, relating to a Product.

“Payment Date” means the last day of each Interest Period; provided that if such last day of such Interest Period is not a Business Day, then the Payment Date for such Interest Period will be the next succeeding Business Day.

“PBGC” means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Perceptive” has the meaning set forth in the introduction hereto.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR.”

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, authorizations, consents, waivers, franchises, variances and similar rights issued by or obtained from any Governmental Authority or any other Person, including, without limitation, those relating to Environmental Laws.

“Permitted Acquisition” means any Acquisition by any Obligor or any of their wholly-owned Subsidiaries, by (a) purchase, merger, amalgamation, plan of arrangement, license or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person or (b) license arrangement for the rights to use, develop, market or otherwise commercialize any Patents, Trademarks, Copyrights or other Intellectual Property (other than ordinary course, over the counter software license arrangements), including, for the avoidance of doubt, any Partner Agreement; provided that:

(i)                        immediately prior to, and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(ii)                      all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable Laws and in conformity in all material respects with all applicable Governmental Approvals;

(iii)                     in the case of the Acquisition of all of the Equity Interests of such Person, all of the Equity Interests (except for any such securities in the nature of directors’ qualifying shares required pursuant to applicable Law) acquired, or otherwise issued by such Person or any newly formed Subsidiary of such Obligor in connection with such Acquisition, shall be owned 100% by an Obligor, and the Obligor shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary of an Obligor, each of the actions set forth in Section 8.11, if applicable;

(iv)                     such Person (in the case of an Acquisition of Equity Interests) or assets (in the case of an Acquisition of assets or a division) (A) shall be engaged or used, as the case may be, in the same business or lines of business in which the Obligors and/or their Subsidiaries are engaged or a business reasonably and substantially related thereto or (B) shall have a similar customer base as the Borrowers and/or their Subsidiaries;

(v)                       the Administrative Borrower shall have provided the Administrative Agent with at least ten (10) Business Days’ prior written notice of any such Acquisition, together with summaries, prepared in reasonable detail, of all due diligence conducted by or on behalf of an Obligor, or the applicable Subsidiary, prior to such Acquisition;

(vi)                     the Acquisition shall have been approved by the Board or other governing body or controlling Person of the Person acquired or the Person from whom such assets or division is acquired; and

(vii)                   on a pro forma basis after giving effect to such Acquisition, the Obligors and their Subsidiaries shall be in compliance with Section 8.15.

“Permitted Cash Equivalent Investments” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than two (2) years from the date of acquisition, (b) commercial paper with an average maturity of no more than one (1) year and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., (c) any money market funds or other investment vehicles whose principal investments are in investments described in clauses (a) or (b) and (d) certificates of deposit maturing no more than one (1) year after issue.

“Permitted Indebtedness” means any Indebtedness existing as of the Original Closing Date.

“Permitted Licenses” are (a) licenses of over‑the‑counter software that is commercially available to the public, (b) inbound licenses for the use of any Patents, Trademarks, Copyrights, Industrial Designs and Technical Information of any third party and (c) non‑exclusive licenses for the use of Obligor Intellectual Property, in each case, entered into in the Ordinary Course of Business or as otherwise may be approved by the applicable Obligor’s Board and so long as (i) no Event of Default has occurred and is continuing at the time such license is entered into and (ii) such license does not materially impair the Lenders from exercising their rights under any of the Loan Documents.

“Permitted Liens” means any Liens permitted under Section 9.02.

“Permitted Refinancing” means, with respect to any Indebtedness permitted to be refinanced, extended, renewed or replaced hereunder, any refinancing, extensions, renewals and replacements of such Indebtedness; provided that such refinancing, extension, renewal or replacement shall not (a) increase the outstanding principal amount of the Indebtedness, being refinanced, extended, renewed or replaced, (b) contain terms relating to outstanding principal amount, amortization, interest rate or equivalent yield, maturity, collateral security (if any),  subordination (if any), or other material terms that, taken as a whole are less favorable in any material respect to any Obligor and its Subsidiaries  or any Lender than the terms of any agreement or instrument governing the Indebtedness being refinanced, and (c) contain any new requirement to grant any Lien or to give any Guarantee that was not an existing requirement of such Indebtedness.

“Person” means any individual, corporation, company, voluntary association, partnership, limited liability company, unlimited liability company, unlimited liability corporation, joint venture, trust, unincorporated organization or Governmental Authority or other entity of whatever nature.

“PFIC” has the meaning set forth in Section 8.01(j).

“PIK Interest” shall mean payment‑in‑kind of interest in respect of the Term Loans by increasing the outstanding principal amount of each Term Loan to which such interest relates by an amount equal to such portion of interest, rather than paying such portion of interest in cash.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrowers or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pledge Agreements” means the U.S. Pledge Agreement and the Canadian Pledge Agreement.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided, however, that if by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Administrative Agent and/or any Lender’s security interests in any item or portion of the Collateral are governed by the personal property security laws as in effect in any jurisdiction in Canada other than the laws of the Province of Ontario, then “PPSA” means those personal property security laws (including the Civil Code of Québec) as in effect in such other jurisdiction in Canada for the purposes of the provisions hereof relating thereto.

“Prepayment Premium” has the meaning set forth in Section 3.03(a).

“Pro Rata Share” has the meaning set forth in Section 11.08.

“Product” means (a) those Devices set forth (and described in reasonable detail) on Schedule 3 attached hereto, and (b) any current or additional Device subject, as of the date of determination, to any Product Development and Commercialization Activities by any Obligor, including any such Device currently in development.  For the avoidance of doubt, separate stock keeping units (SKUs) by reference to package size or country of sale constitute one Product.

“Product Agreement” means, with respect to any Product, any Contract, license, document, instrument, interest (equity or otherwise) or the like under which one or more Persons grants or receives (a) any right, title or interest with respect to any Product Development and Commercialization Activities of such Product, or (b) any right to exclude any other Person from engaging in, or otherwise restricting any right, title or interest as to, any Product Development and Commercialization Activities with respect to such Product, including any Contract with suppliers, manufacturers, distributors, clinical research organizations, hospitals, group purchasing organizations, wholesalers, pharmacies or any other Person related to such entity.

“Product Assets” means, with respect to any Product, (a) any and all rights, title and interest of the Obligors in any assets relating to such Product or any Product Development and Commercialization Activities with respect to such Product, (b) all Product Related Information with respect to such Product or any related Product Development and Commercialization Activities, (c) any Product Agreement related to such Product or any such Product Development and Commercialization Activities, (d) any Intellectual Property, Regulatory Approvals and similar assets with respect to such Product or any such Product Development and Commercialization Activities, and (e) all rights, title and interests in any other property, tangible or intangible, manifesting or otherwise in respect of such Product or any such Product Development and Commercialization Activities, including, without limitation, inventory, accounts receivable or similar rights to receive money or payment pertaining thereto and all proceeds of the foregoing.

“Product Authorizations” means any and all Regulatory Approvals (including all applicable IDEs, Device Clearance Applications, supplements, amendments, governmental price and reimbursement approvals and approvals of applications for regulatory exclusivity), clearances, licenses, notifications, registrations, safety or quality specifications and standards, or any other authorizations of any applicable Regulatory Authority in each case necessary for the manufacturing, development, distribution, ownership, use, storage, import, export, transport, promotion, marketing, sale or other commercialization of any Product or for any Product Development and Commercialization Activities with respect thereto in any country or jurisdiction, whether United States or non‑United States.

“Product Development and Commercialization Activities” means, with respect to any Product, any combination of research, development, manufacture, import, use, sale, licensing, importation, storage, design, labeling, marketing, promotion, supply, distribution, testing, packaging, purchasing or other commercialization activities, receipt of payment in respect of any of the foregoing (including, without limitation, in respect of licensing, royalty or similar payments), or any similar or other activities the purpose of which is to commercially exploit such Product.

“Product Related Information” means, with respect to any Product, all books, records, lists, ledgers, files, manuals, Contracts, correspondence, reports, plans, drawings and data (in any form or medium), and all techniques and other know‑how, owned or possessed by the Obligors that are necessary or required for any Product Development and Commercialization Activities relating to such Product, including (a) brand materials, packaging and other trade dress, customer targeting and other marketing, promotion and sales materials and information, referral, customer, supplier and other contact lists and information, product, business, marketing and sales plans, research, studies and reports, sales, maintenance and production records, training materials and other marketing, sales and promotional information, (b) clinical data, information included or supporting any Product Authorization or other Regulatory Approval, any regulatory filings, updates, notices and correspondence (including adverse event and other pharmacovigilance and other post‑marketing reports and information, etc.), technical information, product development and operational data and records, and all other documents, records, files, data and other information relating to product development, manufacture and use, (c) litigation and dispute records, and accounting records, (d) all documents, records and files relating to Intellectual Property, including all correspondence from and to third parties (including Intellectual Property counsel and patent, trademark and other Intellectual Property registries, including the United States Patent and Trademark Office and the Canadian Intellectual Property Office), and (e) all other information, techniques and know‑how necessary or required in connection with the Product Development and Commercialization Activities for any Product.

“Prohibited Payment” means any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) made by any Person to any officer, employee or ceremonial office holder of any government or instrumentality thereof, political party or supra‑national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing that is prohibited under any Requirement of Law.

“Projections” means the Confidential - Group EBITDA TO 2025 with Bal Sheet December 2021.

“Property” of any Person means any property or assets, or interest therein, of such Person.

“Proportionate Share” means, with respect to any Lender, the percentage obtained by dividing (a) the Loan Exposure of such Lender then in effect by (b) the aggregate Loan Exposure of all Lenders then in effect.

“Publicly Reporting Company” means an issuer generally subject to the public reporting requirements of the Exchange Act.

“Qualified Equity Interest” means, with respect to any Person, any Equity Interest of such Person that is not a Disqualified Equity Interest.

“Qualified Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time maintained or sponsored by any Obligor or any ERISA Affiliate thereof or to which any Obligor or any ERISA Affiliate thereof has ever made, or was ever obligated to make, contributions, and (b) that is intended to be Tax qualified under Section 401(a) of the Code.

 “Recipient” means any Lender or the Administrative Agent or, in the case of the Warrant Indemnified Taxes, the Warrant Holder.

“Redemption Date” has the meaning set forth in Section 3.03(a)(i).

“Redemption Price” has the meaning set forth in Section 3.03(a)(i).

“Referral Source” has the meaning set forth in Section 7.07(b)(i).

“Register” has the meaning set forth in Section 13.05(d).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Conversion Amendment Date, among Parent, Perceptive Credit Holdings III, LP and Perceptive Credit Holdings II, LP.

“Regulation T” means Regulation T of the Board of Governors of the Federal Reserve System, as amended.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as amended.

“Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System, as amended.

“Regulatory Approvals” means any Governmental Approval relating to any Product or any Product Development and Commercialization Activities related to such Product, including any Product Authorizations with respect thereto.

“Regulatory Authority” means any Governmental Authority that is concerned with or has regulatory or supervisory oversight with respect to any Product or any Product Development and Commercialization Activities relating to any Product, including the FDA, EMA, HPRA, Health Canada, ANVISA, and all equivalent Governmental Authorities, whether United States or non‑United States.

“Relevant ADSs” has the meaning set forth in Section 8.21.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Relevant Warrant Obligations” means the obligations under Section 8.21 (Cashless Exercise of Warrant Certificate and Par Value) and Article 11 (Guarantee) to the extent such obligations relate, directly or indirectly, to a Warrant Certificate.

“Representatives” has the meaning set forth in Section 13.17.

“Requirement of Law” means, as to any Person, any Law applicable to or binding upon such Person or any of its Properties or revenue.

“Resignation Effective Date” has the meaning set forth in Section 12.06(a).

“Responsible Officer” of any Person means each of the president, chief executive officer, chief financial officer or titles equivalent to the foregoing.

“Restricted Payment” means any dividend or other distribution (which shall include any management fees) (whether in cash, securities or other Property) with respect to any Equity Interest of an Obligor or any of its Subsidiaries, or any payment (whether in cash, securities or other Property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Interests of an Obligor or any of its Subsidiaries or any option, warrant or other right to acquire any Equity Interests of an Obligor or any of its Subsidiaries.

“Restrictive Agreement” means any indenture, agreement, instrument or other binding arrangement that prohibits, restricts or imposes any condition upon (a) the ability of an Obligor or any Subsidiary to create, incur or permit to exist any Lien upon any of its Property (other than (i) customary provisions in Contracts (including without limitation leases and in‑bound licenses of Intellectual Property) restricting the assignment thereof, (ii) restrictions or conditions imposed by any agreement governing secured Permitted Indebtedness permitted under Section 9.01(h), to the extent that such restrictions or conditions apply only to the Property securing such Indebtedness and (iii) software and other Intellectual Property licenses pursuant to which an Obligor or a Subsidiary thereof is the licensee of the relevant software or Intellectual Property, as the case may be (in which case, any prohibition or limitation shall relate only to the assets or rights subject to the applicable license and/or the license itself)), or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Equity Interests or to make or repay loans or advances to an Obligor or any other Subsidiary or to Guarantee Indebtedness of an Obligor or any other Subsidiary.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any U.K. Financial Institution, a U.K. Resolution Authority.

“Revenue Claim” has the meaning set forth in Section 5.03(i).

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by Governmental Authorities (including, but not limited to, OFAC, the United States Department of State, the United States Department of Commerce, and the government of Canada and respective departments and agencies thereof, including Foreign Affairs, Trade and Development Canada, and Public Safety Canada).

“Sanctions Laws” means all laws, rules, regulations and requirements of any jurisdiction applicable to the Obligors or any party to the Loan Documents concerning or relating to Sanctions, terrorism or money laundering.

“SEC” means United States Securities and Exchange Commission.

“Second A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Second Amendment to Warrant Certificate” means that certain Second Amendment to Warrant Certificate, dated as of the Effective Date, by and among Parent and Perceptive.

“Securities Account” has the meaning set forth in the U.C.C. and the PPSA, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Security Agreements” means the U.S. Security Agreement, the Canadian Security Agreement and the Irish Debenture.

“Security Documents” means, collectively, the Security Agreements, each Short‑Form IP Security Agreement, the Canadian Intellectual Property Security Agreements, the Pledge Agreements and each other security document, control agreement or financing statement executed to perfect Liens in favor of the Administrative Agent for the benefit of the Lenders.

“Segregated Health Care Account” means, a Deposit Account of an Obligor in the name of such Obligor and under the sole dominion and control of such Obligor maintained in accordance with the requirements of Section 8.18(c) hereof, the only funds on deposit in which constitute the direct proceeds of payments made by Federal Health Care Programs.

“Short‑Form IP Security Agreements” means short‑form Copyright, Patent or Trademark (as the case may be) security agreements, dated as of the Funding Date, in substantially the form of Exhibits H-1 and H-2, entered into by one or more Obligors in favor of the Administrative Agent for the benefit of the Lenders, each in form and substance satisfactory to the Administrative Agent.

“Sixth Amendment Restatement Date” means August 7, 2025.

“Sixth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(h).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Sixth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Sixth Amendment Term Loan made pursuant to Section 2.01(h) that has not yet been repaid as of such date.

“Sixth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit R.

“Sixth Amendment Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Sixth Amendment Term Loan and “Sixth Amendment Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Sixth Amendment Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Sixth Amendment Term Loan Commitments as of the Sixth Amendment Restatement Date is $2,000,000.

“Sixth Amendment Warrant Certificate” means the Warrant, dated as of the Sixth Amendment Restatement Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” means, with respect to any Person at any time, that (a) the present fair saleable value of the Property of such Person is greater than the total amount of liabilities (including contingent liabilities) of such Person, (b) the present fair saleable value of the Property of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, and (c) such Person: (i) (where such is not an Irish Obligor) has not incurred and does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature; and (ii) (where such Person is an Irish Obligor) is not “unable to pay its debts” (within the meaning of Section 570 of the Companies Act 2014 of Ireland (as amended)).

“Standard Body” means any of the organizations that create, sponsor or maintain safety, quality or other standards, including ISO, ANSI, CEN and SCC and the like.

“State” means any state or territory of the United States.

“Stated Maturity Date” means January 15, 2027; provided that if any such date shall occur on a day that is not a Business Day, then the Stated Maturity Date shall be the immediately succeeding Business Day.

“Subsidiary” means, with respect to any Person (the “parent”) at any time of determination, any other Person of which more than 50% of the outstanding capital stock of such other Person having ordinary voting powers, determined on a fully diluted basis, is at the time directly or indirectly owned or Controlled by the parent.  Unless the context otherwise specifically requires, the term “Subsidiary” shall be a reference to a Subsidiary of an Obligor.

“Swedish Subsidiaries” means Fiomi Diagnostics Holding AB and Fiomi Diagnostics AB.

“Sweep Agreement” means an agreement, in form and substance reasonably satisfactory to Agent, between the Obligor maintaining a Segregated Health Care Account, Administrative Agent and applicable bank or other financial institution at which such Segregated Health Care Account is maintained, pursuant to which such bank or financial institution (i) agrees to automatically sweep amounts deposited in such Segregated Health Care Account to another account of an Obligor subject to a tri-party account control agreement in favor of Administrative Agent satisfying the requirements set forth in Section 8.18(c) hereof, as and when funds clear and become available in accordance with such bank’s or financial institution’s standard practices and procedures, and (ii) agrees not to change such standing sweep instructions until the date at least five (5) days (or such lesser period as Administrative Agent may agree in its sole discretion or as may be required by applicable Federal Health Care Program laws or policies after receipt of notice from such Obligor maintaining such Segregated Health Care Account by Administrative Agent and such bank or financial institution of the termination of such standing sweep instruction).

“Taxes” means all present or future taxes, levies, imposts, duties, (including stamp duties), deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Technical Information” means all trade secrets and other proprietary or confidential information, which may include any proprietary information of a scientific, technical, or business nature in any form or medium, standards and specifications, conceptions, ideas, innovations, discoveries, Invention disclosures, all documented research, developmental, demonstration or engineering work, data, plans, specifications, reports, summaries, experimental data, manuals, models, samples, know‑how, technical information, systems, methodologies, computer programs or information technology.

“Term Loans” means collectively, the Funding Date Term Loan, the Tranche B Term Loan, the Effective Date Term Loan, the Delayed Draw Term Loan, the Third Amendment Term Loan, the Fourth Amendment Term Loan, the Fifth Amendment Term Loan, the Sixth Amendment Term Loan, the Tranche C Term Loan, the Tranche D Term Loan ~~and~~, the Tranche E Term Loan and the Tranche F Term Loan.

“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; provided, further, Term SOFR shall be rounded upwards to the next 1/100% (if necessary), provided, further, however; if Term SOFR as so determined shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Third A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Third Amendment” means the Third Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche E Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“Third Amendment Restatement Date” means December 23, 2024.

“Third Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(e).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Third Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Third Amendment Term Loan made pursuant to Section 2.01(e) that has not yet been repaid as of such date.

“Third Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit O.

“Third Amendment Warrant Certificate” means the Warrant, dated as of the Third Amendment Restatement Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“Third Amendment to Warrant Certificate” means that certain Third Amendment to Warrant Certificate, dated as of the Third Amendment Restatement Date, by and among Parent and Perceptive.

“Title IV Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time during the six year period ending on the Funding Date maintained or sponsored by any Obligor or any ERISA Affiliate thereof or to which any Obligor or any ERISA Affiliate thereof has ever made, or was obligated to make, contributions, and (b) that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

“Trademarks” means all trade names, trademarks and service marks, logos, trademark and service mark registrations, and applications for trademark and service mark registrations, including all renewals of trademark and service mark registrations, all rights to recover for all past, present and future infringements thereof and all rights to sue therefor, and all rights corresponding thereto throughout the world, together, in each case, with the product lines and goodwill of the business connected with the use thereof (excluding any application for registration of a trademark filed on an intent to use basis solely to the extent that the grant of a security interest in any such trademark application would materially adversely affect the validity or enforceability of the resulting trademark registration or result in cancellation of such trademark application).

“Tranche B Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(b).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche B Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche B Term Loan made pursuant to Section 2.01(b) that has not yet been repaid as of such date.

“Tranche B Term Loan Borrowing Date” means February 21, 2023.

“Tranche C Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(i).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche C Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche C Term Loan made pursuant to Section 2.01(i) that has not yet been repaid as of such date.

“Tranche C Term Loan Borrowing Date” means October 16, 2025.

“Tranche C Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit S.

“Tranche C Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche C Term Loan and “Tranche C Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche C Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche C Term Loan Commitments as of the Tranche C Term Loan Borrowing Date is $2,000,000.

“Tranche D Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(j).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche D Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche D Term Loan made pursuant to Section 2.01(j) that has not yet been repaid as of such date.

“Tranche D Term Loan Borrowing Date” means December 22, 2025.

“Tranche D Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit T.

“Tranche D Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche D Term Loan and “Tranche D Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche D Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche D Term Loan Commitments as of the Tranche D Term Loan Borrowing Date is $5,000,000.

“Tranche E Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(k).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche E Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche E Term Loan made pursuant to Section 2.01(k) that has not yet been repaid as of such date.

“Tranche E Term Loan Borrowing Date” means April 30, 2026.

“Tranche E Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit U.

“Tranche E Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche E Term Loan and “Tranche E Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche E Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche E Term Loan Commitments as of the Tranche E Term Loan Borrowing Date is $2,500,000.

“Tranche F Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(l).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche F Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche F Term Loan made pursuant to Section 2.01(l) that has not yet been repaid as of such date.

“Tranche F Term Loan Borrowing Date” means August 12, 2026.

“Tranche F Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit V.

“Tranche F Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche F Term Loan and “Tranche F Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche F Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche F Term Loan Commitments as of the Tranche F Term Loan Borrowing Date is $2,500,000.

“Transactions” means the execution, delivery and performance by each Obligor of this Agreement and the other Loan Documents to which such Obligor is a party, the consummation of the Effective Date Acquisition and the other transactions contemplated hereby and thereby, including disbursement and application of the proceeds of the Term Loans.

“U.C.C.” means the Uniform Commercial Code as in effect in the State of New York; provided, however, that if by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Administrative Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “U.C.C.” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions relating to such provisions.

“U.K. Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“U.K. Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any U.K. Financial Institution.

“U.K. Subsidiary” means Trinity Biotech (UK) Limited.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Cash” means the balance of unencumbered cash (other than cash encumbered by the Liens granted to the Lenders pursuant to the Loan Documents) and Permitted Cash Equivalent Investments (which for greater certainty shall not include any undrawn credit lines), in each case, to the extent held in a Controlled Account.

“U.S.” means the United States of America.

“U.S. Biopool” has the meaning set forth in the introduction hereto.

“U.S. Clark” has the meaning set forth in the introduction hereto.

“U.S. Fitzgerald” means Fitzgerald Industries International, Inc., a Delaware corporation.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Holdings” has the meaning set forth in the introduction hereto.

“U.S. Immco” has the meaning set forth in the introduction hereto.

“U.S. MarDx” has the meaning set forth in the introduction hereto.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Primus” has the meaning set forth in the introduction hereto.

“U.S. Pledge Agreement” means the U.S. Pledge Agreement, dated as of the Funding Date, among Parent, the Lenders and the Administrative Agent, pledging 100% of the Equity Interests in U.S. Holdings in favor of the Administrative Agent for the benefit of the Lenders.

“U.S. Security Agreement” means the U.S. Security Agreement, dated as of the Funding Date, in substantially the form of Exhibit G-1 among the Borrowers, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“U.S. Tax Compliance Certificate” has the meaning set forth in Section 5.03(f)(ii)(B)(3).

“U.S. TRIB” has the meaning set forth in the introduction hereto.

“Warrant Certificates” means the Effective Date Warrant Certificate, the Third Amendment Warrant Certificate, the Sixth Amendment Warrant Certificate and the Existing Warrant Certificate.

“Warrant Indemnified Taxes” means any Indemnified Taxes payable or paid by the Warrant Holder or required to be withheld or deducted from a payment to Warrant Holder and/or any reasonable costs and expenses arising therefrom or with respect thereto (including, but not limited to, any costs arising from a dispute with the relevant Government Authority in respect of such Indemnified Taxes) in each case to the extent it relates to the grant of a Warrant Certificate to the Warrant Holder and/or the exercise of a Warrant Certificate by a Warrant Holder and/or the issue of the American Depositary Receipts and/or American Depositary Shares to any Warrant Holder in accordance with a Warrant Certificate.

“Warrant Holder” means the person or entity to whom a Warrant Certificate is issued, or any transferee or assignee thereof (to the extent such transfer is permitted by the applicable Warrant Certificate).

“Warrant Obligations” means, with respect to Parent, all of its Obligations arising out of, under or in connection with, the Warrant Certificates.

“Warrant Stamp Amount” means an amount denominated in EUR (€) credited to the client account of Irish counsel to the Administrative Agent on the date of execution of the Sixth Amendment Warrant Certificate by any one or more of the Non-EEA Obligors out of its (or their) existing cash resources (being cash other than cash borrowed pursuant to the terms of this Agreement), which amount (the source of which shall not require verification, assessment or confirmation by or from the Administrative Agent) shall be sufficient to discharge the Irish stamp duty liability due upon execution of the Sixth Amendment Warrant Certificate (as such liability is agreed between the Administrative Agent and the Administrative Borrower on such date).

“WaveForm” means WaveForm Technologies, Inc., a Delaware corporation.

“WaveForm Holdings” means WaveForm Holdings, LLC, a Delaware limited liability company.

"WaveForm IP” means Intellectual Property acquired pursuant to the Effective Date Acquisition.

"Waveform Slovenia Side Agreement” means that certain WaveForm Side Agreement, dated as of the date hereof, among WaveForm, WaveForm Slovenia and U.S. TRIB.

“WaveForm Slovenia” means Waveform EU d.o.o., a Slovenian company.

“WHO” means the World Health Organization and any successor thereto.

“Withdrawal Liability” means, at any time, any liability incurred (whether or not assessed) by any ERISA Affiliate and not yet satisfied or paid in full at such time with respect to any Multiemployer Plan pursuant to Section 4201 of ERISA.

“Write‑Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write‑down and conversion powers of such EEA Resolution Authority from time to time under the Bail‑In Legislation for the applicable EEA Member Country, which write‑down and conversion powers are described in the EU Bail‑In Legislation Schedule  and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any U.K. Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such Contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02. Accounting Terms and Principles.  All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made substantially in accordance with IFRS.  If, after the date hereof, any change occurs in IFRS or in the application thereof (an “Accounting Change”) and such change would cause any amount required to be determined for the purposes of the covenants to be maintained or calculated pursuant to Article 8 or 9 to be materially different than the amount that would be determined prior to such change, then the Administrative Borrower will provide a detailed notice of such change (an “Accounting Change Notice”) to the Administrative Agent in conjunction with the next required delivery of financial statements pursuant to Section 8.01.  If the Administrative Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Sixth Amendment Restatement Date or in the application thereof on the operation of such provision, regardless of whether any Accounting Change Notice is given before or after such Accounting Change or in the application thereof, then the Administrative Agent and the Administrative Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Administrative Agent and the Administrative Borrower after such Accounting Change conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, (i) the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred and (ii) the Administrative Borrower shall provide to the Administrative Agent a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of any baskets and other requirements hereunder before and after giving effect to such Accounting Change.

All components of financial calculations made to determine compliance with this Agreement shall be adjusted to include or exclude, as the case may be, without duplication, such components of such calculations attributable to any Acquisition or disposition of assets consummated after the first day of the applicable period of determination and prior to the end of such period, as determined in good faith by the Administrative Borrower based on assumptions expressed therein and that were reasonable based on the information available to the Administrative Borrower at the time of preparation of the Compliance Certificate setting forth such calculations.

Section 1.03. Interpretation.  For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, (a) the terms defined in this Agreement include the plural as well as the singular and vice versa; (b) words importing gender include all genders; (c) any reference to a Section, Article, Annex, Schedule or Exhibit refers to a Section or Article of, or Annex, Schedule or Exhibit to, this Agreement; (d) any reference to “this Agreement” refers to this Agreement, including all Annexes, Schedules and Exhibits hereto, and the words herein, hereof, hereto and hereunder and words of similar import refer to this Agreement and its Annexes, Schedules and Exhibits as a whole and not to any particular Section, Article, Annex, Schedule, Exhibit or any other subdivision; (e) references to days, months and years refer to calendar days, months and years, respectively; (f) all references herein to “include” or “including” shall be deemed to be followed by the words “without limitation”; (g) the word “from” when used in connection with a period of time means “from and including” and the word “until” means “to but not including”; and (h) accounting terms not specifically defined herein shall be construed substantially in accordance with IFRS (except for the term “property,” which shall be interpreted as broadly as possible, including, in any case, cash, securities, other assets, rights under contractual obligations and Permits and any right or interest in any property, except where otherwise noted).  Unless otherwise expressly provided herein, references to Organizational Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto permitted by the Loan Documents.

Section 1.04. Divisions.  For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.05. Interest Rates.  The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR,  any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 2

The Term Loans

Section 2.01. Term Loans.

(a)                      Funding Date Term Loan.

(i)                        On the Funding Date, the Funding Date Term Loan was made to the Borrowers pursuant to Section 2.01(a) of the Original Credit Agreement.

(ii)                       Subject to Section 3.03, all amounts owed hereunder with respect to the Funding Date Term Loan shall be paid in full no later than the Maturity Date.

(b)                      Tranche B Term Loan.

(i)                        On the Tranche B Term Loan Borrowing Date, the Tranche B Term Loan was made to the Borrowers pursuant to Section 2.01(b) of the Original Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Tranche B Term Loan shall be paid in full no later than the Maturity Date.

(c)                      Effective Date Term Loan.

(i)                        On the Effective Date, the Effective Date Term Loan was made to the Borrowers pursuant to Section 2.01(c) of the Second A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Effective Date Term Loan shall be paid in full no later than the Maturity Date.

(d)                       Delayed Draw Term Loan.

(i)                        On the Delayed Draw Term Loan Borrowing Date, the Delayed Draw Term Loan was made to the Borrowers pursuant to Section 2.01(d) of the Second A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Delayed Draw Term Loan shall be paid in full no later than the Maturity Date.

(e)          Third Amendment Term Loan.

(i)                        On the Third Amendment Restatement Date, the Third Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(e) of the Third A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Third Amendment Term Loan shall be paid in full no later than the Maturity Date.

(f)          Fourth Amendment Term Loan.

(i)                        On the Fourth Amendment Restatement Date, the Fourth Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(f) of the Fourth A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Fourth Amendment Term Loan shall be paid in full no later than the Maturity Date.

(g)         Fifth Amendment Term Loan.

(i)                        On the Fifth Amendment Restatement Date, the Fifth Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(g) of the Fifth A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Fifth Amendment Term Loan shall be paid in full no later than the Maturity Date.

(h)         Sixth Amendment Term Loan.

(i)                         Subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Sixth Amendment Term Loan to the Borrowers on the Sixth Amendment Restatement Date in Dollars in a principal amount equal to such Lender’s Sixth Amendment Term Loan Commitment.  No Lender shall have an obligation to make a Sixth Amendment Term Loan in excess of such Lender’s Sixth Amendment Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Sixth Amendment Term Loan Commitment which shall be on the Sixth Amendment Restatement Date.  Subject to Section 3.03, all amounts owed hereunder with respect to the Sixth Amendment Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Sixth Amendment Term Loan Commitment shall terminate immediately and without further action on the Sixth Amendment Restatement Date after giving effect to the funding of such Lender’s Sixth Amendment Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.01), the Administrative Borrower shall deliver to the Administrative Agent a fully executed Sixth Amendment Term Loan Borrowing Notice no later than 5 p.m. (New York City time) at least one (1) Business Day in advance of the Sixth Amendment Restatement Date.

(i)           Tranche C Term Loan.

(i)                         On the Tranche C Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche C Term Loan to the Borrowers on the Tranche C Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche C Term Loan Commitment.  No Lender shall have an obligation to make a Tranche C Term Loan in excess of such Lender’s Tranche C Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche C Term Loan Commitment which shall be on the Tranche C Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche C Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche C Term Loan Commitment shall terminate immediately and without further action on the Tranche C Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche C Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.02) and the First Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche C Term Loan Borrowing Notice no later than 5 p.m. (New York City time) at least one (1) Business Day in advance of the Sixth Amendment Term Loan B Effective Date.

(j)                       Tranche D Term Loan.

(i)                         On the Tranche D Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche D Term Loan to the Borrowers on the Tranche D Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche D Term Loan Commitment.  No Lender shall have an obligation to make a Tranche D Term Loan in excess of such Lender’s Tranche D Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche D Term Loan Commitment which shall be on the Tranche D Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche D Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche D Term Loan Commitment shall terminate immediately and without further action on the Tranche D Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche D Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.03) and the Conversion Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche D Term Loan Borrowing Notice.

(k)                      Tranche E Term Loan.

(i)                         On the Tranche E Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche E Term Loan to the Borrowers on the Tranche E Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche E Term Loan Commitment.  No Lender shall have an obligation to make a Tranche E Term Loan in excess of such Lender’s Tranche E Term Loan Commitment.

(ii)         The Borrowers may make one Borrowing under the Tranche E Term Loan Commitment which shall be on the Tranche E Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche E Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche E Term Loan Commitment shall terminate immediately and without further action on the Tranche E Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche E Term Loan Commitment.

(iii)         Subject to the terms and conditions of this Agreement (including Section 6.04) and the Third Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche E Term Loan Borrowing Notice.

(l)	Tranche F Term Loan.

(i)                       On the Tranche F Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche F Term Loan to the Borrowers on the Tranche F Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche F Term Loan Commitment.  No Lender shall have an obligation to make a Tranche F Term Loan in excess of such Lender’s Tranche F Term Loan Commitment.

(ii)                     The Borrowers may make one Borrowing under the Tranche F Term Loan Commitment which shall be on the Tranche F Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche F Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche F Term Loan Commitment shall terminate immediately and without further action on the Tranche F Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche F Term Loan Commitment.

(iii)                   Subject to the terms and conditions of this Agreement (including Section 6.05) and the Fourth Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche F Term Loan Borrowing Notice.

Any principal amount of the Term Loans borrowed under Section 2.01(a), Section 2.01(b), Section 2.01(c), Section 2.01(d), Section 2.01(e), Section 2.01(f), Section 2.01(g), Section 2.01(h), Section 2.01(i), Section 2.01(j) ~~and~~, Section 2.01(k) and Section 2.01(l) hereof and subsequently repaid or prepaid may not be reborrowed.

Section 2.02. Proportionate Shares.  Each Term Loan shall be made, and all participations purchased, by the Lenders simultaneously and proportionately to their respective Proportionate Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Term Loan hereunder or purchase a participation required hereby nor shall the Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Term Loan requested hereunder or purchase a participation required hereby.

Section 2.03. [Reserved].

 Section 2.04. Notes.  Upon the request of any Lender, the Borrowers shall prepare, execute and deliver to such Lender one or more Notes evidencing the portion of the Term Loans payable to such Lender (or if requested by it, to it and its registered assigns).

 Section 2.05. Use of Proceeds.  The Borrowers shall use the proceeds of the Effective Date Term Loan, (a) to fund the Effective Date Acquisition, (b) to pay, in accordance with the funds flow attached to the Effective Date Term Loan Borrowing Notice, fees, costs and expenses incurred in connection with this Agreement and (c) for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Delayed Draw Term Loan, (a) for general corporate purposes permitted herein and (b) to pay, in accordance with the funds flow attached to the Delayed Draw Term Loan Borrowing Notice, fees, costs and expenses incurred in connection with the applicable Borrowing.  The Borrowers shall use the proceeds of the Third Amendment Term Loan for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Sixth Amendment Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche C Term Loan for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Tranche D Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche E Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche F Term Loan for general corporate purposes permitted herein.

Article 3

Payments of Principal and Interest

 Section 3.01. Repayment.  There will be no scheduled repayments of principal on the Term Loans prior to the Maturity Date.  The entire outstanding principal amount of the Term Loans (including accrued and uncapitalized PIK Interest on the Term Loans), together with all accrued and unpaid interest thereon, will be due and payable on the Maturity Date.

 Section 3.02. Interest.

(a)                      Interest Generally.  The Borrowers agree to pay to the Lenders interest in cash on the outstanding principal amount of the Term Loans for each Interest Period at a rate per annum equal to the sum of (i) Term SOFR plus (ii) the Applicable Margin provided that interest payable on the Term Loans for the Interest Periods of September 2024, October 2024, November 2024, December 2024, January 2025, February 2025, March 2025, April 2025, May 2025, June 2025, July 2025, August 2025, September 2025, October 2025, November 2025, December 2025, January 2026, March 2026 ~~and~~, April 2026, May 2026, June 2026, July 2026, and August 2026 shall be paid on the applicable Payment Date as PIK Interest. Notwithstanding the foregoing, fifty percent (50%) of the interest payable on the Term Loans for the Interest Period of February 2026 was paid in cash on the applicable Payment Date, and the remaining fifty percent (50%) shall be deemed to have been paid on such date as PIK Interest.

Notwithstanding anything to the contrary contained herein, accrued and unpaid interest on the Term Loans as of November 30, 2025 in the amount of $13,622,627.74 shall be paid as PIK Interest.

(b)                      Term SOFR Conforming Changes.  In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.  The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(c)                      Effect of Benchmark Transition Event.

(i)                        Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then‑current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(ii)                      Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to the Loan Documents.

(iii)                     Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of (x) the implementation of any Benchmark Replacement and (y) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement.  Any determination, decision or election that may be made by the Administrative Agent or the Lenders pursuant to this Section 3.02(c) including any determination with respect to a tenor, rate or adjustment or of the occurrence or non‑occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.02(c).

(iv)                     Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (x) if the then‑current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non‑representative tenor and (y) if a tenor that was removed pursuant to clause (x) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor

(d)                      Default Interest.  Notwithstanding the foregoing, upon the occurrence and during the continuance of any Event of Default, the Applicable Margin shall increase automatically by 3.00% per annum (the interest rate, as increased pursuant to this Section 3.02(c), being the, the “Default Rate”).  Notwithstanding any other provision herein, if interest is required to be paid at the Default Rate, it shall also be paid entirely in cash.  If any Obligation is not paid when due (giving effect to any applicable grace period) under the applicable Loan Document, the amount thereof shall accrue interest at a rate equal to 3.00% per annum (without duplication of interest payable at the Default Rate).  Payment or acceptance of the increased rates of interest provided for in this Section 3.02(c) is not a permitted alternative to timely payment and shall not constitute a waiver of any Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

(e)                      Payment Dates.  Accrued interest on the Term Loans shall be payable in arrears on each Payment Date with respect to the most recently completed Interest Period in cash (other than PIK Interest), and upon the payment or prepayment of the Term Loans (on the principal amount being so paid or prepaid); provided that interest payable at the Default Rate shall be payable from time to time on demand by the Majority Lenders. PIK Interest on the Term Loans shall be capitalized and added to the outstanding principal amount of the Term Loans by increasing the outstanding principal amount of each Term Loan to which such interest relates on each Payment Date with respect to the most recently completed Interest Period.

(f)                       Maximum Rate; Interest at a Criminal Rate.  Notwithstanding any other provision of this Agreement, in no event will any interest or rates referred to herein exceed the maximum interest rate permitted by applicable Law.  If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with any fees or other amounts which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by applicable Law and any overpayment of interest received by the Lenders before such rates are so construed will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal. Without limiting the generality of the foregoing,  in the event that any provision of this Agreement or any other Loan Document would oblige any Obligor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would result in a receipt by any of the Administrative Agent or any Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(i)         first, by reducing the amount or rate of interest required to be paid under this Agreement or such other Loan Document; and

(ii)       thereafter, by reducing any fees, commissions, premiums or other amounts required to be paid which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada).

 If, notwithstanding the provisions immediately above and after giving effect to all adjustments contemplated thereby, any of the Administrative Agent or any Lender shall have received an amount in excess of the maximum permitted by Law, then such excess shall be applied to the reduction of the balance of outstanding principal and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Obligor, as applicable.

(g)                      Interest Act (Canada). For the purposes of the Interest Act (Canada) and disclosure under such Act only:

(i)                         wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a "deemed year"), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year; and

(ii)                       each Obligor confirms that it fully understands and is able to calculate the rate of interest applicable to each of the credit facilities made available hereunder based on the methodology for calculating per annum rates provided for in this Agreement. The Administrative Agent agrees that, if requested in writing by the Administrative Borrower, it shall calculate the nominal and effective per annum rate of interest on any advance outstanding hereunder at any time and provide such information to the Administrative Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve any Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Administrative Agent. Each Obligor hereby irrevocably agrees not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to the Loan Documents, that the interest payable under the Loan Documents and the calculation thereof has not been adequately disclosed to the Obligors, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

 Section 3.03. Prepayments.

(a)                       Optional Prepayments.

(i)                        The Borrowers shall have the right to optionally prepay in whole or in part (in a minimum amount of $500,000 and integral multiples of $100,000 in excess of that amount for each partial prepayment, or, if less, the entire outstanding principal amount of the Term Loans) the outstanding principal amount of the Term Loans on any Business Day (a “Redemption Date”) for an amount equal to the sum of (x) the aggregate principal amount of the Term Loans being prepaid, (y) the applicable Prepayment Premium in respect of the aggregate principal amount of the Term Loans being prepaid and (z) any accrued but unpaid interest in respect of the aggregate principal amount of the Term Loans being prepaid (such aggregate amount, the “Redemption Price”).  The applicable “Prepayment Premium” shall be an amount calculated pursuant to Section 3.03(a)(ii).

(ii)                      If the Redemption Date occurs:

(A)                     after the first anniversary of the Funding Date and on or prior to the second anniversary of the Funding Date, the Prepayment Premium shall be an amount equal to four and one-half percent (4.5%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date;

(B)                      after the second anniversary of the Funding Date and on or prior to the third anniversary of the Funding Date, the Prepayment Premium shall be an amount equal to four percent (4%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date; and

(C)                      after the third anniversary of the Funding Date and prior to the Stated Maturity Date, the Prepayment Premium shall be an amount equal to three and one-half percent (3.5%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date.

(b)                      Mandatory Prepayments.  The Borrowers shall prepay the Term Loans in amounts as provided below, it being agreed that the relevant payment date shall be deemed to be the “Redemption Date” for purposes of such calculation), as follows:

(i)                        In the event of any Casualty Event, an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100% of the Net Cash Proceeds received by any Obligor or any of its Subsidiaries with respect thereto; provided, however, so long as no Default  or Event of Default has occurred and is continuing, within one hundred eighty (180) days after receipt of such Net Cash Proceeds, the Obligors may apply the Net Cash Proceeds of any casualty policy up to, but not exceeding $4,000,000 for all losses in the aggregate during the term of this Agreement toward the replacement or repair of destroyed or damaged property; provided, further, that any such replaced or repaired property shall be Collateral in which the Administrative Agent for the benefit of the Lenders has been granted a security interest under the Security Documents.

(ii)                      In the event any Obligor or any of its Subsidiaries incurs Indebtedness other than Indebtedness that is permitted by Section 9.01 hereof, an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100% of the Net Cash Proceeds thereof received by such Person.  For the avoidance of doubt, any prepayment made pursuant to this Section 3.03(b)(ii) shall not be deemed to be a consent to any such incurrence of Indebtedness or a cure or waiver of any Event of Default which occurs in connection therewith, it being understood that any such Event of Default may only be waived with the express consent of the Majority Lenders.

(iii)                     In the event any Obligor or any of its Subsidiaries consummates an Asset Sale other than an Asset Sale that is permitted by Section 9.09 hereof (other than Section 9.09(j)), an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100%  of the Net Cash Proceeds received by such Obligor in connection with such Asset Sale. For the avoidance of doubt, any prepayment made pursuant to this Section 3.03(b)(iii) shall not be deemed to be a consent to any Asset Sale or a cure or waiver of any Event of Default which occurs in connection therewith, it being understood that any such Event of Default may only be waived with the express consent of the Majority Lenders.

(iv)                     In the event any Obligor or any of its Subsidiaries consummates an Asset Sale pursuant to Section 9.09(l), an amount (not subject to any Prepayment Premium) equal to 75% of the Net Partnership Agreement Proceeds received by such Obligor in connection with such Asset Sale.

(c)                      Prepayment Premium.  Payment of any Prepayment Premium under this Section 3.03 constitutes liquidated damages, not unmatured interest or a penalty, as the actual amount of damages to the Lenders as a result of the relevant triggering event, prepayment or repayment would be impracticable and extremely difficult to ascertain.  Accordingly, any Prepayment Premium hereunder is provided by mutual agreement of the Obligors and the Lenders as a reasonable estimation and calculation of such actual lost profits and other actual damages of the Lenders.  Without limiting the generality of the foregoing, it is understood and agreed that upon the occurrence of any prepayment event, any Prepayment Premium shall be automatically and immediately due and payable as though any prepaid or repaid portion of the Term Loans was voluntarily prepaid as of such date and shall constitute part of the Obligations secured by the Collateral.  Any Prepayment Premium shall also be automatically and immediately due and payable if the Term Loans are satisfied or released by foreclosure (whether by power of judicial proceeding or otherwise), deed in lieu of foreclosure or by any other means.  EACH OBLIGOR HEREBY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR OTHER LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING Prepayment Premium IN CONNECTION WITH ANY SUCH EVENTS.  The Obligors expressly agree (to the fullest extent it and they may lawfully do so) that with respect to any Prepayment Premium payable under the terms of this Agreement: (i) such Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business parties, ably represented by counsel; (ii) such Prepayment Premium shall be payable notwithstanding the then-prevailing market rates at the time payment is made; (iii) there has been a course of conduct between the Lenders and the Obligors giving specific consideration in this transaction for such agreement to pay such Prepayment Premium; and (iv) the Obligors shall be estopped hereafter from claiming differently than as agreed to in this paragraph.  The Obligors expressly acknowledge that their agreement to pay such Prepayment Premium as herein described is a material inducement to the Lenders to provide the Commitments and to make the Term Loans

Article 4

Payments, Etc.

 Section 4.01. Payments.

(a)          . Payments Generally.  Each payment of principal, interest and other amounts to be made by the Obligors under this Agreement or any other Loan Document shall be made in Dollars, in immediately available funds, without deduction, set off or counterclaim, to an account of the Administrative Agent specified to the Administrative Borrower from time to time, not later than 2:00 p.m. (Eastern time) on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

(b)         Application of Payments.  Each payment under this Agreement or any other Loan Document (other than any payment made pursuant to Section 3.01, which shall be applied to the principal amount of the Term Loans on a ratable basis and any applicable Prepayment Premium) shall be applied in the following order of priority, with proceeds being applied to a succeeding level of priority only if amounts owing pursuant to the immediately preceding level of priority have been paid in full in cash:

(i)                        first, to the payment of any unpaid costs and expenses referred to in Section 13.03(a) then due and owing;

(ii)                      second, in reduction of the Borrowers’ obligation to pay any unpaid interest and any fees then due and owing including, without limitation, (x) interest payable pursuant to Section 3.02(c) and (y) any Prepayment Premium;

(iii)                     third, in reduction of the Borrowers’ obligations to pay any Claims or Losses referred to in Section 13.03(b) then due and owing;

(iv)                     fourth, to the payment of unpaid principal of the Term Loans on a pro rata basis;

(v)                       fifth, in reduction of any other Obligation then due and owing; and

(vi)                     sixth, to the Borrowers or such other Persons as may lawfully be entitled to or directed by the Borrowers to receive the remainder.

Unless otherwise directed by the Majority Lenders, all payments of principal, interest and fees under this Agreement and the other Loan Documents shall be made by the Obligors to the Lenders in accordance with the Lenders’ respective Proportionate Shares of such payments.

(c)                      Non‑Business Days.  If the due date of any payment under this Agreement (whether in respect of principal, interest, fees, costs or otherwise) would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

(d)                      Each Lender shall have the right to convert all or any part of the principal amount of its Notes (and the Term Loans evidenced thereby) into ADSs in accordance with and subject to the terms of the Notes (a “Conversion”); provided, that the aggregate principal amount of the Term Loans so converted shall in no event exceed $72,500,000 in the aggregate. Each Conversion shall be treated as an optional prepayment of the principal amount so converted, and the Prepayment Premium in respect of such principal shall be satisfied through the issuance of ADSs as contemplated by the Notes. The Borrowers shall pay all accrued and unpaid interest on the principal amount of any of the Notes converted into ADSs through (and including) the Conversion Date (as defined in the Notes), such payment to be made on the earlier of the next Payment Date or the first date following the date of such conversion on which any accrued and unpaid interest otherwise becomes due and payable on the Term Loan evidenced by such Note, to the Lender then holding such Note. The Administrative Agent shall be promptly notified of any Conversion and shall treat the same as a prepayment of outstanding Term Loans.  Any Conversion of principal under a Note by any Lender, shall result in such principal being repaid and such repayment being set off in full against all subscription amounts due under the ADSs and be applied against, and reduce, the principal amount of such Lender’s Term Loan evidenced by such Note on the same basis as the repayment of such principal amount in cash hereunder and shall otherwise for all purposes hereof be deemed a repayment of such principal amount, in each case, as of the date of such applicable Conversion.  For the avoidance of doubt, the conversion of Notes (or any portion thereof) shall not reduce, or be applied against, any obligation of the Obligors to pay interest under the Notes (other than, for the avoidance of doubt, any PIK Interest that has been added to the principal amount of the Term Loans), it being acknowledged and agreed that all such interest shall be payable in accordance with the Credit Agreement and the Notes (as amended and restated hereby) and any outstanding principal amount of the Notes shall bear interest until satisfied in full (by conversion of such principal amount into ADSs or otherwise).

(e)                      Notwithstanding anything to the contrary in either this Agreement and without prejudice to any consequences pursuant to this Agreement, the Notes and/or the Loan Documents for any failure by the parent to allot, issue and deliver any Ordinary Shares, the Notes or the Loan Documents, in no circumstances shall the Parent or any other Irish subsidiary of Parent be required to guarantee or otherwise cover U.S. Biopool’s obligation to pay-up or procure the payment-up of the Ordinary Shares to at least their nominal value upon conversion of any Note.

Section 4.02. Computations.  All computations of interest and fees hereunder shall be computed on the basis of a year of 360 days and actual days elapsed during the period for which payable.

Section 4.03. Notices.  Each notice of optional prepayment shall be effective only if received by the Lenders not later than 2:00 p.m. (Eastern time) on the date three (3) Business Days prior to the date of prepayment.  Each notice of optional prepayment shall specify the amount to be prepaid and the date of prepayment.

Section 4.04. Set‑Off.

(a)                      Set‑Off Generally.  Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent, the Lenders and each of their respective Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by the Lenders or such Affiliates to or for the credit or the account of any Obligor against any and all of the Obligations, whether or not the Lenders shall have made any demand and although such Obligations may be unmatured.  The Lenders agree promptly to notify the Administrative Borrower after any such set‑off and application, provided that the failure to give such notice shall not affect the validity of such set‑off and application.  The rights of the Lenders and their respective Affiliates under this Section 4.04 are in addition to other rights and remedies (including other rights of set‑off) that the Lenders and their respective Affiliates may have.

(b)                      Exercise of Rights Not Required.  Nothing contained herein shall require the Administrative Agent, the Lenders or any of their respective Affiliates to exercise any such right or shall affect the right of such Persons to exercise, and retain the benefits of exercising, any such right with respect to any other Indebtedness or obligation of any Obligor.

Article 5

Yield Protection, Etc.

 Section 5.01. Additional Costs.

(a)                      Change in Requirements of Law Generally.  If, on or after the Original Closing Date, the adoption of any Requirement of Law, or any change in any Requirement of Law, or any change in the interpretation or administration thereof by any court or other Governmental Authority charged with the interpretation or administration thereof, or compliance by any Lender (or its lending office) with any request or directive (whether or not having the force of law) of any such Governmental Authority, shall impose, modify or deem applicable any reserve (including any such requirement imposed by the Board of Governors of the Federal Reserve System), special deposit, contribution, insurance assessment or similar requirement, in each case that becomes effective after the Original Closing Date, against assets of, deposits with or for the account of, or credit extended by, a Lender (or its lending office) or shall impose on a Lender (or its lending office) any other condition affecting the Term Loans or the Commitment, not as a result of any action or inaction on the part of such Lender, and the result of any of the foregoing is to increase the cost to any Lender of making or maintaining its portion of the Term Loans, or to reduce the amount of any sum received or receivable by any Lender under this Agreement or any other Loan Document, by an amount reasonably deemed by such Lender in good faith to be material (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes” and (iii) Connection Income Taxes), then the Borrowers shall promptly pay to such Lender on demand such additional amount or amounts as will compensate such Lender for such increased cost or reduction.  Notwithstanding anything herein to the contrary, (x) the Dodd‑Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to constitute a change in Requirements of Law for all purposes of this Section 5.01, regardless of the date enacted, adopted or issued.

(b)                      Change in Capital Requirements.  If a Lender shall have determined that, on or after the Original Closing Date, the adoption of any Requirement of Law regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or any request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, in each case that becomes effective after the Original Closing Date, has or would have the effect of reducing the rate of return on capital of a Lender (or its parent) as a consequence of a Lender’s obligations hereunder or the Term Loans to a level below that which a Lender (or its parent) could have achieved but for such adoption, change, request or directive by an amount reasonably deemed by it to be material, then the Borrowers shall pay to such Lender on demand such additional amount or amounts as will compensate such Lender (or its parent) for such reduction.

(c)                      Notification by Lender.  The Lenders will promptly notify the Administrative Borrower of any event of which it has knowledge, occurring after the Original Closing Date which will entitle a Lender to compensation pursuant to this Section 5.01.  Before giving any such notice pursuant to this Section 5.01(c) such Lender shall designate a different lending office if such designation (x) will, in the reasonable judgment of such Lender, avoid the need for, or reduce the amount of, such compensation and (y) will not, in the reasonable judgment of such Lender, be materially disadvantageous to such Lender.  A certificate of the Lender claiming compensation under this Section 5.01, setting forth the amount or amounts to be paid to it hereunder, shall be conclusive and binding on the Borrowers in the absence of manifest error.

Section 5.02. Illegality.  Notwithstanding any other provision of this Agreement, in the event that on or after the Original Closing Date, the adoption of or any change in any Requirement of Law or in the interpretation or application thereof by any competent Governmental Authority shall make it unlawful for a Lender or its lending office to make or maintain the Term Loans (and, in the opinion of such Lender, the designation of a different lending office would either not avoid such unlawfulness or would be disadvantageous to such Lender), then such Lender shall promptly notify the Administrative Borrower thereof following which, if such Requirement of Law shall so mandate, the Term Loans shall be prepaid by the Borrowers on or before such date as shall be mandated by such Requirement of Law in an amount equal to the Redemption Price applicable on the date of such prepayment in accordance with Section 3.03(a).

Section 5.03. Taxes.

(a)            Payments Free of Taxes.  Any and all payments by or on account of any Obligation shall be made without deduction or withholding for any Taxes, except as required by applicable Law.  If any applicable Law requires the deduction or withholding of any Tax from any such payment by an Obligor, then such Obligor shall be entitled to make such deduction or withholding, and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by such Obligor shall be increased as necessary so that after such deduction or withholding for Indemnified Taxes has been made (including such deductions and withholdings for Indemnified Taxes applicable to additional sums payable under this Section 5.03) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding for Indemnified Taxes been made.  For purposes of this Section 5.03, the term “applicable Law” includes FATCA.

(b)         Payment of Other Taxes by the Borrowers.  The Borrowers shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent, timely reimburse it for, Other Taxes.

(c)         Evidence of Payments.  As soon as practicable after any payment of Taxes by the Borrowers to a Governmental Authority, as a withholding Tax pursuant to this Section 5.03, the Borrowers shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, or a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)         Indemnification.  The Borrowers shall reimburse and indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes and Warrant Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.03) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and/or any reasonable costs and expenses arising therefrom or with respect thereto (including, but not limited to, any costs arising from a dispute with the relevant Government Authority in respect of such Indemnified Taxes or Warrant Indemnified Taxes), whether or not such Indemnified Taxes  (or Warrant Indemnified Taxes) were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that, notwithstanding any other provision of this Agreement or any other Loan Document, no EEA Obligor shall be liable (whether as principal or surety or otherwise) for any Warrant Indemnified Taxes.  A certificate as to the amount of such payment or liability delivered to the Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(e)         Indemnification by the Lenders.  Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrowers have not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of any Borrower to do so), and (ii) any Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f)                       Status of Lenders.

(i)                        Any Lender that is entitled to an exemption from, or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Administrative Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Administrative Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested by the Administrative Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or as reasonably requested by the Administrative Borrower or the Administrative Agent as will enable the Administrative Agent Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 5.03(f)(ii)(A), (B) or (D)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)                      Without limiting the generality of the foregoing:

(A)                     any Lender that is a U.S. Person shall deliver to the Administrative Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), duly completed, valid, executed copies of IRS Form W‑9 (or successor form) certifying that such Lender is exempt from United States federal backup withholding Tax;

(B)                      any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), whichever of the following is applicable:

(1)                       in the case of a Foreign Lender claiming the benefits of an income Tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, duly completed, valid executed copies of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form) establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “interest” article of such Tax treaty and (y) with respect to any other applicable payments under any Loan Document, duly completed, valid, executed originals of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form) establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “business profits” or “other income” article of such Tax treaty;

(2)                       duly completed, valid, executed copies of IRS Form W‑8ECI (or successor form);

(3)                       in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit D to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the applicable Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form); or

(4)                       to the extent a Foreign Lender is not the beneficial owner, duly completed, valid, executed copies of IRS Form W‑8IMY (or successor form), accompanied by IRS Form W‑8ECI (or successor form), IRS Form W‑8BEN (or successor form), IRS Form W‑8BEN‑E (or successor form), a U.S. Tax Compliance Certificate, IRS Form W‑9 (or successor form), and/or other certification documents from each beneficial owner, as applicable; provided  that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner;

(iii)                     any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Administrative Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(iv)                     if a payment made to a Lender under any Loan Document would be subject to United States federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Administrative Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Administrative Borrower or the Administrative Agent as may be necessary for the Administrative Borrower or the Administrative Agent to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment.  Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Recipient agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall promptly update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so.

(g)                      Treatment of Certain Refunds.  If any party to this Agreement determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 5.03 (including by the payment of additional amounts pursuant to this Section 5.03), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 5.03 with respect to the Taxes giving rise to such refund), net of all out‑of‑pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the written request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this Section 5.03(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 5.03(g) the payment of which would place the indemnified party in a less favorable net after‑Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid.  This Section 5.03(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)                      Mitigation Obligations.  If the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or to any Governmental Authority for the account of any Lender pursuant to Section 5.01 or this Section 5.03, then such Lender shall (at the request of the Administrative Borrower) use commercially reasonable efforts to designate a different lending office for funding or booking the Term Loans hereunder or to assign and delegate its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the sole reasonable judgment of such Lender, such designation or assignment and delegation would (i) eliminate or reduce amounts payable pursuant to Section 5.01 or this Section 5.03, as the case may be, in the future, (ii) not subject such Lender to any unreimbursed cost or expense and (iii) not otherwise be disadvantageous to such Lender.  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment and delegation.

(i)                       Revenue Challenge to Warrant Stamp Amount. In the event of any written communication issued by the Irish Revenue Commissioners to a Recipient concerning the amount of Irish stamp duty liability due upon the execution of a Warrant Certificate (a “Revenue Claim”), the Recipients shall (if the total amount of stamp duty due on such Warrant Certificate is likely to exceed $50,000):

(i)          promptly provide a copy of such written communication from the Irish Revenue Commissioners to the Parent;

(ii)          if requested by the Parent, provide to the Parent (at the Parent’s expense) copies of any material correspondence to and from the Irish Revenue Commissioners relating to the Revenue Claim (subject to legal professional privilege and any obligations of confidence that are binding on the Recipients);

(iii)          keep the Parent reasonably informed of the progress of the Revenue Claim and of any material developments in relation to the Revenue Claim; and

(iv)          use reasonable endeavors to consult with the Obligors regarding the conduct of the Revenue Claim.

If the total amount of stamp duty due on a Warrant Certificate would exceed $50,000, no Recipient shall agree any compromise or settlement, or make any payment in relation to, a Revenue Claim without the prior written consent of the Obligors. Notwithstanding any other provision of this Agreement, any failure by a Recipient to comply with its obligations under this Section 5.03(i) shall reduce the amount of any claim under Section 5.03(d) with respect to a Revenue Claim to the extent that such failure to comply increased or gave rise to the Taxes to which such claim relates.

(j)                       Survival.  Each party’s obligations under this Article 5 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations under any Loan Document.

 Section 5.04. Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Article 5 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Article 5 for any increased costs incurred or reductions suffered more than  nine (9) months prior to the date that such Lender notifies the Administrative Borrower of the change in Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor (except that, if the change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9) month period referred to above shall be extended to include the period of retroactive effect thereof).

Article 6

Conditions Precedent

Section 6.01. Conditions to Sixth Amendment Term Loan; Sixth Amendment Restatement Date.  The obligation of each Lender to make the Sixth Amendment Term Loan on the Sixth Amendment Restatement Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Sixth Amendment Term Loan hereunder):

(a)                    Sixth Amendment Term Loan Borrowing Notice.  The Administrative Agent shall have received a Sixth Amendment Term Loan Borrowing Notice in accordance with Section 2.01(h)(iii) requesting the Borrowing of the Sixth Amendment Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Sixth Amendment Restatement Date; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

(d)                   Organizational Documents.  The Administrative Agent shall have received (a) certified copies of the Organizational Documents of each Irish Obligor (or, with respect to any Irish Obligor, to the extent that such Organizational Documents have not been amended, restated or otherwise modified since the Original Closing Date, a certification by a Responsible Officer to that effect), (b) resolutions of the Board of each Irish Obligor approving and authorizing the execution, delivery and performance of this Agreement and the Sixth Amendment Warrant Certificate, certified as of the Sixth Amendment Restatement Date by the secretary or a Responsible Officer of such Irish Obligor as being in full force and effect without modification or amendment, (c) a good standing certificate and/or compliance certificate from the applicable Governmental Authority of each Obligor’s jurisdiction of incorporation, each dated a recent date prior to Sixth Amendment Restatement Date and (d) a certificate of each Irish Obligor as to the authority, incumbency and specimen signatures of the Persons who have executed this Agreement and any other documents in connection herewith on behalf of the Irish Obligors.

(e)                    Documentary Deliveries. The Administrative Agent shall have received the following documents, each of which shall be in form and substance satisfactory to the Administrative Agent:

(f)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

(g)                   Organizational Documents.  The Administrative Agent shall have received (a) certified copies of the Organizational Documents of each Irish Obligor (or, with respect to any Irish Obligor, to the extent that such Organizational Documents have not been amended, restated or otherwise modified since the Original Closing Date, a certification by a Responsible Officer to that effect), (b) resolutions of the Board of each Irish Obligor approving and authorizing the execution, delivery and performance of this Agreement and the Sixth Amendment Warrant Certificate, certified as of the Sixth Amendment Restatement Date by the secretary or a Responsible Officer of such Irish Obligor as being in full force and effect without modification or amendment, (c) a good standing certificate and/or compliance certificate from the applicable Governmental Authority of each Obligor’s jurisdiction of incorporation, each dated a recent date prior to Sixth Amendment Restatement Date and (d) a certificate of each Irish Obligor as to the authority, incumbency and specimen signatures of the Persons who have executed this Agreement and any other documents in connection herewith on behalf of the Irish Obligors.

(h)                   Documentary Deliveries. The Administrative Agent shall have received the following documents, each of which shall be in form and substance satisfactory to the Administrative Agent:

(i)            Agreement.  This Agreement duly executed and delivered by the Borrowers and each of the other parties hereto.

(ii)          Warrants.  The Sixth Amendment Warrant Certificate duly executed and delivered by the Parent

(iii)        Reaffirmation.  Reaffirmation confirming the security interest granted in the Irish Debenture.

Section 6.02. Conditions to Tranche C Term Loan; Tranche C Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche C Term Loan on the Tranche C Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche C Term Loan hereunder):

(a)                    Tranche C Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche C Term Loan Borrowing Notice in accordance with Section 2.01(i)(iii) requesting the Borrowing of the Tranche C Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche C Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

The Borrowing shall constitute a certification by the Administrative Borrower to the effect that the conditions set forth in Section 6.01 and 6.02, as applicable have been fulfilled as of the Sixth Amendment Restatement Date and the Tranche C Term Loan Borrowing Date.

Section 6.03. Conditions to Tranche D Term Loan; Tranche D Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche D Term Loan on the Tranche D Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche D Term Loan hereunder):

(a)                    Tranche D Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche D Term Loan Borrowing Notice in accordance with Section 2.01(j)(iii) requesting the Borrowing of the Tranche D Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche D Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

Section 6.04. Conditions to Tranche E Term Loan; Tranche E Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche E Term Loan on the Tranche E Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche E Term Loan hereunder):

(a)                    Tranche E Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche E Term Loan Borrowing Notice in accordance with Section 2.01(k)(iii) requesting the Borrowing of the Tranche E Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche E Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

Section 6.05. Conditions to Tranche F Term Loan; Tranche F Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche F Term Loan on the Tranche F Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche F Term Loan hereunder):

(a)                   Tranche F Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche F Term Loan Borrowing Notice in accordance with Section 2.01(l)(iii) requesting the Borrowing of the Tranche F Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche F Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

The Borrowing shall constitute a certification by the Administrative Borrower to the effect that the conditions set forth in Sections 6.01, 6.02, 6.03 ~~and~~, 6.04 and 6.05, as applicable have been fulfilled as of the Sixth Amendment Restatement Date, the Tranche C Term Loan Borrowing Date, the Tranche D Term Loan Borrowing Date ~~and~~, the Tranche E Term Loan Borrowing Date and the Tranche F Term Loan Borrowing Date.

Article 7

Representations and Warranties

In order to induce the Lenders to enter into this Agreement and to extend the Term Loans hereunder, each Obligor represents and warrants to the Lenders and the Administrative Agent, on the Sixth Amendment Restatement Date, on the Tranche C Term Loan Borrowing Date, on the Tranche D Term Loan Borrowing Date, the Tranche E Term Loan Borrowing Date and on the Tranche ~~E~~F Term Loan Borrowing Date that the following statements are true and correct:

Section 7.01. Power and Authority.  Except as described in Schedule 7.01, each Obligor (a) is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the Laws of its jurisdiction of organization, (b) has all requisite corporate (or equivalent) power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted except to the extent that failure to have the same would not reasonably be expected to have a Material Adverse Effect, (c) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary except where failure to so qualify would not (either individually or in the aggregate) reasonably be expected to have a Material Adverse Effect, and (d) has full power, authority and legal right to make and perform its obligations under each of the Loan Documents to which it is a party and, in the case of the Borrowers, to borrow the Term Loans hereunder.

Section 7.02. Authorization; Enforceability.  The Transactions are within each Obligor’s corporate (or equivalent) powers and have been duly authorized by all necessary corporate (or equivalent) action and, if required, by all necessary shareholder or other equity holder action.  The Loan Documents have been duly executed and delivered by each Obligor party thereto and constitutes, and each of the other Loan Documents to which it is a party when executed and delivered by such Obligor will constitute, a legal, valid and binding obligation of such Obligor, enforceable against each Obligor in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 7.03. Governmental and Other Approvals; No Conflicts.  Except for the FDI Clearance (as defined in the WaveForm Slovenia Side Agreement), and the obligations set out in the WaveForm Slovenia Side Agreement, the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except for (i) such as have been obtained or made and are in full force and effect and (ii) filings and recordings in respect of perfecting or recording the Liens created pursuant to the Security Documents, (b) will not violate any applicable Requirement of Law or the Organizational Documents of any Obligor or any applicable order of any Governmental Authority, in each case, other than any such violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (c) will not violate or result in a default under any Material Agreement, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) will not result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any Obligor

Section 7.04. Financial Statements; Projections; Material Adverse Change.

(a)                      Financial Statements.  The Obligors have heretofore furnished to the Administrative Agent consolidated financial statements for the Parent and its consolidated Subsidiaries for the period ended June 30, 2021.  Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Obligors as of such dates and for such periods substantially in accordance with IFRS, subject to quarterly or year‑end adjustments and the absence of footnotes.  As of June 30, 2021, no Obligor has any material contingent liabilities or liabilities for taxes, long‑term lease or unusual forward or long‑term commitments not disclosed in the aforementioned financial statements.

(b)                      Projections.  On and as of the Original Closing Date, the Projections were based on good faith estimates and assumptions made by the management of the Obligors; provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material; provided, further, as of the Original Closing Date, the management of the Obligors believed that the Projections are reasonable and attainable.

(c)                      No Material Adverse Change.  Since December 31, 2020, no event, circumstance or change has occurred that has caused or evidences, either in individually or in the aggregate, a Material Adverse Change.

 Section 7.05. Properties.

(a)                      Property Generally.  Each Obligor has good and marketable fee simple title to, or valid leasehold interests in, all its real and personal Property material to its business, including all Product Assets, subject only to Permitted Liens and except as would not reasonably be expected to materially interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.  Schedule 7.05(a) lists, with respect to each Obligor, owned real property as of the Original Closing Date.

(b)                      Intellectual Property.

(i)                        Schedule 7.05(b) lists, with respect to each Obligor, all United States and foreign registrations of and applications for Patents, Trademarks, Copyrights, and Industrial Designs that are Obligor Intellectual Property as of the Original Closing Date, including the applicable jurisdiction, registration or application number and date, as applicable thereto, a designation as to whether such Obligor Intellectual Property is Material Intellectual Property, and a designation as to whether it is licensed or owned by such Obligor.

(ii)                      Each Obligor (A) owns or possesses all legal equitable rights, title and interest in and to the Material Intellectual Property designated on Schedule 7.05(b) as being owned by such Obligor (excluding, for the avoidance of doubt, Material Intellectual Property transferred pursuant to the Fitzgerald and Benen Sale) and (B) has the right to use the Material Intellectual Property licensed to such Obligor, in each case with good and marketable title, free and clear or any Liens or Claims of any kind other than Permitted Liens, in each case, except as described in Schedule 7.05(b).

(iii)                     To each Obligor’s knowledge, the Material Intellectual Property does not violate any license or infringe any valid and enforceable Intellectual Property right of another.

(iv)                     Other than with respect to the Material Agreements, or as permitted by this Agreement, the Obligors have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Material Intellectual Property, in whole or in part, to any Person who is not an Obligor.

(v)                       Other than as set forth on Schedule 7.05(b), the Obligors have not received any written communications, nor is there any pending or, to each Obligor’s knowledge, threatened action in writing, suit, proceeding or Claim in writing by another, alleging that any of the Obligors has violated, infringed, diluted or misappropriated any Intellectual Property of another.

(vi)                     There is no pending or, to any Obligor’s knowledge, threatened action in writing, suit, proceeding or Claim in writing by another: (A) challenging an Obligor’s rights in or to any Material Intellectual Property owned by such Obligor; or (B) challenging the validity, enforceability or scope of any Material Intellectual Property owned by an Obligor.

(vii)                   Each Obligor has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of the Material Intellectual Property (including without limitation, by requiring that all current and former Key Employees of that Obligor or its Subsidiaries and all consultants engaged by that Obligor or its Subsidiaries with access to Material Intellectual Property execute written confidentiality and Invention assignment Contracts).

(viii)                 Each current Key Employee has signed a written agreement assigning to the applicable Obligor all Intellectual Property rights that are related to such Obligor’s business as now conducted and as presently proposed to be conducted and confidentiality provisions protecting trade secrets and confidentiality information of the Obligors.

(ix)                     Each Obligor has complied in all material respects with the terms of each Material Agreement pursuant to which Intellectual Property has been licensed to the Obligors (which terms shall include, but not be limited to, pricing and duration of the agreement).

(x)                       All maintenance fees, annuities, and the like due or payable on the Patents included in the Material Intellectual Property have been timely paid or the failure to so pay was the result of an unintentional failure to pay by the applicable Obligor, which would not reasonably be expected to result in a Material Adverse Change.  All documents and instruments necessary to register or apply for or renew registration of all Material Intellectual Property have been validly executed, delivered and filed in a timely manner with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office, or the equivalent office in any other applicable jurisdiction, as applicable.

(xi)                     To each Obligor’s knowledge, (A) there are no material defects in any of the Patents included in the Material Intellectual Property and (B) no such Patents have ever been finally adjudicated to be invalid, unpatentable or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding.

(xii)                   To each Obligor’s knowledge, no Obligor has received any written notice asserting that any Patent included in the Material Intellectual Property is invalid, unpatentable or unenforceable and, to each Obligor’s knowledge, no Obligor has engaged in any conduct, or omitted to perform any necessary act, the result of which would invalidate or render unpatentable or unenforceable any such Patent, except as described in Schedule 7.05(b).

(xiii)                 To the knowledge of each Obligor, no third party is materially infringing upon or misappropriating any Material Intellectual Property, and no counterparty is materially violating any license or agreement with such Obligor relating to any Material Intellectual Property.

 Section 7.06. No Actions or Proceedings.

(a)                      Litigation.  Except as described in Schedule 7.06(a), there is no litigation, investigation or enforcement proceeding pending or threatened in writing with respect to any Obligor or any of its Subsidiaries by or before any Governmental Authority or arbitrator (i) that either individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (ii) that involves this Agreement or the Transactions.

(b)                      Environmental Matters.  The operations and the real Property of the Obligors and their Subsidiaries comply with all applicable Environmental Laws, except to the extent the failure to so comply, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  To each Obligor’s knowledge, there have been no conditions, occurrences or release of Hazardous Materials which would reasonably be expected to have a Material Adverse Effect.

(c)                      Labor Matters.  No Obligor has engaged in unfair labor practices and there is no pending or, to any Obligor’s knowledge, threatened in writing labor actions, disputes, grievance or arbitration proceedings involving the employees of any Obligor, in each case that would reasonably be expected to have a Material Adverse Effect.  There is no material strike or work stoppage in existence or threatened in writing against any Obligor and to the knowledge of such Obligor, no union organization activity is taking place.

 Section 7.07. Compliance with Laws and Agreements.

(a)                      Each Obligor and each of its Subsidiaries is in compliance with all Requirements of Law (including Healthcare Laws and Environmental Laws) and all Contracts binding upon it or its Property, except (other than with respect to Material Intellectual Property) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b)                      Without limiting the generality of the foregoing:

(i)                        To the best of each Obligor’s knowledge, any financial relationships between or among the Borrowers or any other Obligor, on the one hand, and any Person who is in a position to refer patients or other health care business to the Borrowers or any other Obligor (collectively a “Referral Source”), on the other hand, (A) comply in all material respects with all applicable Healthcare Laws, (B) reflect fair market value, have commercially reasonable terms and were negotiated at arm’s length; and (C) do not obligate the Referral Source to purchase, use, recommend or arrange for the use of any products or services of the Borrowers or any other Obligor, in any manner that could reasonably be expected to constitute a violation of a state, federal or foreign health care fraud and abuse law.  No Obligor directly or indirectly, has guaranteed a loan, made a payment toward a loan or otherwise subsidized a loan for any Referral Source including, without limitation, any loans related to financing the Referral Source’s ownership, investment or financial interest in any Obligor

(ii)                       Except as disclosed in Schedule 7.19(e), all Products have been developed, tested, manufactured, distributed, marketed and sold in compliance in all material respects with (A) all applicable FDA Laws, including, without limitation, all requirements relating to pre‑market notification, good manufacturing practices/quality system regulations (21 CFR Part 820), labeling, advertising, record‑keeping, and adverse event reporting; and (B) all applicable Health Canada Laws.

(iii)                     The Borrowers and each other Obligor are in compliance in all material respects with the Physician Payments Sunshine Act (Section 6002 of the Affordable Care Act of 2010) and its implementing regulations and any applicable state disclosure and transparency laws.

(c)                      To the extent any Obligor shall participate or receive reimbursement from any Federal Health Care Program or other third‑party payor program, (i) each Obligor shall have the requisite provider number or authorization necessary to bill any third‑party payor program in which it participates and (ii)  there shall be no audits, inquiries, adjustments, appeals or recoupment efforts by any third‑party payor programs of or against any Obligor with respect to any prior Claims, reports or billings that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(d)                      Each Obligor will maintain and adhere to, in all material respects, a reasonable compliance program designed to promote compliance with and to detect, prevent and address violations of all material Healthcare Laws (a “Health Care Compliance Program”).  No Obligor is aware of any complaints from any employees, independent contractors, vendors, physicians, customers, patients or other persons that could reasonably be considered to indicate a violation of Healthcare Laws which would be reasonably expected to result individually, or in the aggregate, in a Material Adverse Effect.

Section 7.08. Taxes.  Each Obligor has filed or caused to be filed which are true and correct in all material respects,  all United States federal income and other material Tax returns and reports required to have been filed and has paid or caused to be paid all United States federal income and other material Taxes required to have been paid by it prior to the date on which material penalties attach thereto, except Taxes that are being contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS.

Section 7.09. Full Disclosure. The Obligors have disclosed to the Lenders all Material Agreements to which any Obligor is party, and all other matters to their knowledge, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.  None of the reports, financial statements, certificates or other written information furnished by or on behalf of the Obligors to the Lenders in connection with the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of material fact or omits to state any material fact necessary to make the statements therein, taken as a whole, in the light of the circumstances under which they were made, not misleading; provided that, with respect to Projections, the Obligors represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

Section 7.10. Regulation.

(a)                      Investment Company Act.  No Obligor is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(b)                      Margin Stock.  No Obligor is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock and no part of the proceeds of the Term Loans will be used to buy or carry any Margin Stock in violation of Regulation T, U or X.

Section 7.11. Solvency.  (a) The Obligors, when taken as a whole and (b) the Borrowers when taken as a whole, are and immediately after giving effect to the Borrowing of the Term Loans, the use of proceeds thereof, and the consummation of the Transactions, will be, Solvent.

Section 7.12. [Reserved].

Section 7.13. Indebtedness and Liens. Set forth on Schedule 7.13A is a complete and correct list of each item of Permitted Indebtedness of each Obligor that exceeds $50,000 as of October 31, 2021; provided, that in no event shall an aggregate amount in excess of $500,000 of Permitted Indebtedness be excluded from Schedule 7.13A. Set forth on Schedule 7.13B is a complete and correct list of each Permitted Lien described in Section 9.02(b) granted by the Borrowers and other Obligors with respect to their respective Property that exceeds $50,000 and is outstanding as of October 31, 2021; provided, that in no event shall an aggregate amount in excess of $500,000 of Permitted Liens be excluded from Schedule 7.13B.

Section 7.14. Material Agreements.  Set forth on Schedule 7.14 (as such Schedule may be updated by the Obligors from time to time, pursuant to Section 8.01(d)) is a complete and correct list of (a) each Material Agreement and (b) each Contract creating or evidencing any Material Indebtedness, together with a summary reference to the product or purpose of each such Material Agreement and such Contract, to which an Obligor is a party.  Accurate and complete copies of each such Contract listed on such schedule have been made available to the Lenders.  No Obligor is in default under any such Material Agreement or such Contract creating or evidencing any Material Indebtedness listed on such schedule, and no Obligor has knowledge of any default by any counterparty to such Material Agreement or such Contract, in each case, other than bona fide disputes and defaults which could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Except as otherwise disclosed on Schedule 7.14 (as such Schedule may be updated by the Borrowers from time to time), all material vendor purchase agreements and provider Contracts of the Obligors, and all Material Agreements including a grant of rights under any Intellectual Property to an Obligor, are in full force and effect without material modification from the form in which the same were disclosed to the Lenders.

Section 7.15. Restrictive Agreements.  None of the Obligors is party to any Restrictive Agreement, except (a) those listed on Schedule 7.15 or otherwise permitted under Section 9.11, (b) restrictions and conditions imposed by Law or by the Loan Documents, (c) any stockholder agreement, investor rights agreement or other Organizational Documents of an Obligor and (d) limitations associated with Permitted Liens.

Section 7.16. Real Property.  No Obligor owns or leases (as tenant thereof) any real Property on the date hereof, except as described on Schedule 7.16.

Section 7.17. Pension and Other Plans.  (a) Schedule 7.17 sets forth, as of the Original Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV Plans, (b) all Multiemployer Plans and (c) all material Benefit Plans.  Each Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code has received a favorable IRS determination as its tax exempt status, and to the knowledge of any Obligor, no event has occurred or circumstances exist that would cause the loss of such status.  Except for those that would not, in the aggregate, have a Material Adverse Effect, (i) each Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other Requirements of Law, (ii) there are no existing or pending (or to the knowledge of any Obligor, threatened) Claims (other than routine Claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigations involving any Benefit Plan to which any Obligor incurs or otherwise has or would have an obligation or any liability or Claim and (iii) no ERISA Event is reasonably expected to occur prior to the Maturity Date.  The Borrowers and each of their ERISA Affiliates have met all applicable requirements under the ERISA Funding Rules with respect to each Title IV Plan, and no waiver of the minimum funding standards under the ERISA Funding Rules has been applied for or obtained.  As of the most recent valuation date for any Title IV Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is at least 60%, and neither the Borrowers nor any of their ERISA Affiliates know of any facts or circumstances that would reasonably be expected to cause the funding target attainment percentage to fall below 60% as of the most recent valuation date.  To each Obligor’s knowledge, as of the Original Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.  No ERISA Affiliate would have any Withdrawal Liability as a result of a complete withdrawal from any Multiemployer Plan on the date this representation is made. (b) The Obligors do not maintain, administrate, or contribute to any Canadian Defined Benefit Pension Plans, or, except as disclosed on Schedule 7.17, any other Canadian Pension Plans. With respect to Canadian Pension Plans:  (i) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make a material additional contribution to any Canadian Pension Plan; (ii) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction (for certainty, not including payments in respect of contributions payable but not yet due); and (iii) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any material liability, fine or penalty.  Each Canadian Pension Plan is in compliance (other than immaterial non-compliance) with all applicable pension benefits and tax laws; (i) all contributions (other than immaterial amounts) (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws (other than immaterial non-compliance) and the terms of each pension plan have been made in accordance with all applicable Laws (other than immaterial non-compliance) and the terms of each Canadian Pension Plan (other than immaterial non-compliance); (ii) all liabilities under each Canadian Pension Plan are funded in accordance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities (other than immaterial non-compliance) and (iii) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes (other than taxes the amounts of which are immaterial) or penalties under any applicable pension benefits or tax laws.

 Section 7.18. Collateral; Security Interest.  Each Security Document is effective to create in favor of the Administrative Agent for the benefit of the Lenders a legal, valid and enforceable security interest in the Collateral subject thereto and each such security interest is perfected to the extent required by (and has the priority required by) the applicable Security Document, subject to Permitted Liens.  The Security Documents collectively are effective to create in favor of the Administrative Agent for the benefit of the Lenders a legal, valid and enforceable security interest in the Collateral, which upon the filing of financing statements and other similar statements filed in the appropriate offices, such security interests are perfected security interests (subject only to Permitted Liens) to the extent that such perfection may be obtained by such filing.

 Section 7.19. Regulatory Approvals.

(a)                      With respect to all Products, each Obligor holds either directly or through licensees and agents, all Regulatory Approvals and Permits necessary or required for that Obligor to conduct all material Product Development and Commercialization Activities with respect to the Products.

(b)                      Set forth on Schedule 7.19(b) is a complete and accurate list as of the Original Closing Date of all Regulatory Approvals referred to in clause (a) above that are with the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other similar Regulatory Authority and identifying the Product related to such Regulatory Approval.  All such Regulatory Approvals are (i) legally and/or beneficially owned exclusively by the Obligor identified on Schedule 7.19(b), free and clear of all Liens other than Permitted Liens, (ii) validly registered and on file with the applicable Regulatory Authority, in material compliance with all registration, filing and maintenance requirements (including any fee requirements) thereof, and (iii) in good standing, valid and enforceable with the applicable Regulatory Authority.  All required and material notices, registrations and listings, supplemental applications or notifications, reports (including annual reports, field alerts, Device reports or other reports of adverse experiences) and all other required and material filings with respect to the Products or any related Product Development and Commercialization Activities have been filed with the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA and all other applicable Governmental Authorities.

(c)                      (i) All material regulatory filings required by any Regulatory Authority or in respect of any Regulatory Approval or Product Authorization with respect to any Product or any Product Development and Commercialization Activities have been made, and all such filings are complete and correct in all material respects and have complied in all material respects with all applicable Requirements of Law, (ii) all clinical and pre‑clinical trials, if any, of investigational Products have been and are being conducted by each Obligor according to all applicable Requirements of Law in all material respects along with appropriate monitoring of clinical investigator trial sites for their compliance, and (iii) each Obligor has disclosed to the Lenders all such material regulatory filings and, to the extent requested by any Lender, any written material communications relating thereto between representatives of each Obligor and any Regulatory Authority.

(d)                      Each Obligor and, to each Obligor’s knowledge, each of its agents are in compliance in all material respects with all applicable statutes, rules and regulations (including all Regulatory Approvals and Product Authorizations) of all applicable Governmental Authorities, including the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA and all other Regulatory Authorities, with respect to each Product and all Product Development and Commercialization Activities related thereto.  Each Obligor has and maintains in full force and effect all the necessary and requisite Regulatory Approvals and Product Authorizations for its Products.  Each Obligor is in compliance in all material respects with all applicable registration and listing requirements set forth in all applicable FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or Laws or equivalent regulation of each other Governmental Authority having jurisdiction over such Person.  Each Obligor adheres in all material respects to all applicable regulations of all Regulatory Authorities with respect to its Products and all Product Development and Commercialization Activities related thereto.

(e)                      Except as set forth on Schedule 7.19(e), (i) no Obligor has received from any Regulatory Authority any notice of adverse findings with respect to any Product or any Product Development and Commercialization Activities related thereto, including any FDA Form 483 inspectional observations, notices of violations, warning letters, criminal proceeding notices under Section 305 of the FD&C Act, or any other similar communication from any Regulatory Authority, (ii) there have been no seizures conducted or, to each Obligor’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts conducted, requested or, to any Obligor’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts have been conducted, requested or, to each Obligor’s knowledge, threatened by any Regulatory Authority relating to any Product, and (iii) no Obligor has received any written notification that remains unresolved from the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority indicating any breach or violation of any applicable Product Authorization or Regulatory Approval, including that any Product is misbranded or adulterated as defined in the FD&C Act or the rules and regulations promulgated thereunder, in each case of (i), (ii) and (iii) that has had, or could reasonably be expected to have, a Material Adverse Effect.

(f)                       Neither any Obligor nor, to any Obligor’s knowledge, any officer, employee or agent thereof, has made an untrue statement of a material fact or fraudulent statements to the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made (or was not made), would reasonably be expected to provide a basis for the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(g)                      No Obligor has received any written notice that the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other applicable Regulatory Authority has commenced or initiated, or, to the knowledge of any such Obligor, threatened to commence or initiate, any action to withdraw any Regulatory Approval or Product Authorization or requested the recall of any Products or commenced or initiated or, to the knowledge of such Obligor, threatened to commence or initiate, any action to enjoin any Product Development and Commercialization Activities of such Obligor.

(h)                      The clinical, preclinical, safety and other studies and tests conducted by or on behalf of or sponsored by each Obligor, or in respect of which any Products or Product candidates under development have participated, were (and if still pending, are) being conducted materially in accordance with standard medical and scientific research procedures and all applicable Product Authorizations.  Each Obligor has operated within, and currently is in compliance in all material respects with, all applicable Laws (including, without limitation, all applicable Health Canada Laws), Product Authorizations and Regulatory Approvals, as well as the rules and regulations of the FDA, Health Canada and each other Regulatory Authority.  No Obligor has received any notices or other correspondence from the FDA, Health Canada, or any other Regulatory Authority requiring the termination or suspension of any clinical, preclinical, safety or other studies or tests used to support regulatory clearance of, or any Product Authorization or Regulatory Approval for, any Product.

(i)                       No material debarment or exclusionary Claims, actions, proceedings or investigations in respect of any Obligor’s business is pending, or to such Obligor’s knowledge, threatened in writing against such Obligor or its officers, employees or agents.  No Obligor or, to such Obligor’s knowledge, any officer, employee or agent of such Obligor, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) Section 335a of the FD&C Act or (ii) any similar applicable Law.

 Section 7.20. Capitalization.  All of the issued and outstanding securities of each Obligor have been duly authorized, are validly issued, fully paid, and non‑assessable.  Parent has the legal right and full power and authority to execute and deliver, and to perform its obligations under, the Warrant Certificates.  Parent has sufficient authorized but unissued share capital in Parent to satisfy in full, without the need for the passing of any further resolutions of its shareholders, the Warrant Certificates and the outstanding right to subscribe for shares in Parent as represented by the Warrant Certificates, without first having to offer the same to any existing shareholders of Parent or any other person.  As of the Funding Date, except as set forth on Schedule 7.20 and the Warrant Certificates, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Obligors to issue, sell, or otherwise cause to become outstanding any of their ownership interests.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Obligors (other than the Parent).  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the ownership interests of the Obligors (other than the Parent).  None of the Equity Interests in any Obligor has been mortgaged, assigned or pledged in favor of any Person, other than pursuant to the Security Documents.

 Section 7.21. Insurance.  Each Obligor has obtained (and is maintaining), insurance for its assets (including the Collateral) and business as required under the Loan Documents.

 Section 7.22. Certain Fees.  Except as described on Schedule 7.22, no broker’s or finder’s fee will be payable in connection with the execution and delivery of this Agreement.

 Section 7.23. Trade Compliance.  Except as disclosed in Schedule 7.23, Obligors and, to the knowledge of the Obligors, any director, officer or employee of an Obligor acting on behalf of the Obligors, are in compliance with the Sanctions Laws.

 Section 7.24. Anti‑Corruption Laws.  No Obligor nor any of its Subsidiaries has, nor, to the knowledge of any Responsible Officer of any Obligor, has any director, officer, agent or employee of any Obligor acting on behalf of such Obligor (a) taken any action, directly or indirectly, that would result in a violation by such Persons of the Anti‑Corruption Laws or Irish Anti-Corruption Laws, (b) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any Prohibited Payment or (c) been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment.

 Section 7.25. Anti‑Terrorism Laws.  The Obligors (i) have taken reasonable measures to ensure compliance with applicable Economic Sanctions Laws, Anti‑Terrorism Laws and Irish Anti-Terrorism Laws, (ii) are not Designated Persons and (iii) have not used any part of the proceeds from any advance on behalf of any Designated Person or, has not used, directly by it or indirectly through any Subsidiary, such proceeds in connection with any investment in, or any transactions or dealings with, any Designated Person.

 Section 7.26. Royalty and Other Payments.  Except as set forth on Schedule 7.26 and commissions or other sales based compensation to its employees or agents, no Obligor is obligated to pay any material royalty, milestone payment, deferred payment or any other contingent payment in respect of any Product.

Article 8

Affirmative Covenants and Financial Covenants

Each Obligor covenants and agrees with the Administrative Agent and the Lenders that, until the Commitments have expired or been terminated and all Obligations (other than the Warrant Obligations and inchoate indemnity obligations) have been paid in full in cash:

 Section 8.01. Financial Statements and Other Information. The Administrative Borrower will furnish to the Administrative Agent for distribution to the Lenders:

(a)                      within forty-five (45) days of the end of each fiscal Quarter, a Flash Financial Report.

(b)                      as soon as available and in any event within fifty-five (55) days after the end of the first and third fiscal quarters, sixty (60) days after the end of the second fiscal quarter and ninety (90) days after the end of the fiscal year, the consolidated balance sheets of Parent and its Subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income, stockholders’ equity and cash flows of Parent and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous fiscal year and the corresponding figures from the Financial Plan for the current fiscal year, all in reasonable detail together with (i) a certificate of a Responsible Officer of the Administrative Borrower stating that such financial statements fairly present in all material respects the financial condition of Parent and its Subsidiaries as at such date and the results of operations of Parent and its Subsidiaries for the period ended on such date and have been prepared substantially in accordance with IFRS consistently applied, subject to changes resulting from normal quarterly or year‑end adjustments and except for the absence of footnotes and (ii) a management’s discussion and analysis of the financial condition and results of operations, including Parent and its Subsidiaries’ liquidity and capital resources; provided  that documents required to be furnished pursuant to this Section 8.01(b) shall be deemed furnished on the date that such documents are publicly available on “EDGAR” so long as such filings include quarterly income statements, balance sheets and cash flow statements.

(c)                      as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year, the consolidated balance sheets of Parent and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, shareholders’ equity and cash flows of Parent and its Subsidiaries for such fiscal year, setting forth in each case in comparative form the corresponding figures for the previous fiscal year and the corresponding figures from the Financial Plan for the fiscal year covered by such financial statements, prepared substantially in accordance with IFRS consistently applied, all in reasonable detail accompanied by (i) a report and opinion thereon of Grant Thornton or another firm of independent certified public accountants of recognized national standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception audit (other than solely with respect to, or resulting solely from the upcoming Stated Maturity Date occurring within one year from the time such report is delivered) or any qualification or exception as to the scope of such audit or related to the maturity of the Transactions and (ii) a management’s discussion and analysis of the financial condition and results of operations, including the Obligors’ liquidity and capital resources; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of an Annual Report on Form 20-F with the SEC shall be deemed to satisfy the requirements of this Section 8.01(c) on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto;

(d)                      concurrently with the delivery of the reports described in Section 8.01(b) and (c), and within thirty (30) days after the end of each month which does not end at the end of a fiscal year or fiscal quarter of Parent, a compliance certificate of a Responsible Officer of the Administrative Borrower as of the end of the applicable accounting period (which delivery may, unless a Lender requests executed originals, be by electronic communication including email and shall be deemed to be an original authentic counterpart thereof for all purposes) in the form of Exhibit E (a “Compliance Certificate”) which, for purposes of clarification, shall (i) confirm the Obligors’ compliance with Section 8.15 and (ii) for each month end that coincides with the end of a fiscal quarter or fiscal year of Parent, (A) confirm the Obligors’ compliance with Section 8.11 and Section 8.16, (B) notify the Administrative Agent if a Subsidiary which qualified as an Immaterial Foreign Subsidiary at the time of the delivery of the previous Compliance Certificate ceases to qualify as an Immaterial Foreign Subsidiary, (C) state the representations and warranties made by the Obligors in Article 7 are true in all material respects on and as of the date thereof; provided  that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects, (D) confirm that no Default or Event of Default is continuing (and if a Default or Event of Default has occurred and is continuing state the proposed actions that the Obligors intend to take in connection with such Default or Event of Default), (E) provide  a copy of any new Material Agreement and (F) provide updated Schedules (if any) to this Agreement;

(e)                      promptly, and in any event within five (5) Business Days after receipt thereof by an Obligor, copies of each notice or other correspondence received from any securities regulator or exchange to the authority of which an Obligor is subject concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of such Obligor;

(f)                       upon any renewal or replacement, the information regarding insurance maintained by the Obligors as and when required under Section 8.05;

(g)                      promptly following the Lenders’ written request at any time, proof of the Obligors’ compliance with Section 8.15, which may include statements showing the current balance of each account of the Obligors holding Unrestricted Cash necessary to establish compliance with Section 8.15;

(h)                      within ten (10) days of delivery, copies of all periodic reports distributed by  Parent to its shareholders generally; provided that (i) any such material may be redacted by  Parent to exclude information relating to the Loan Documents or the Lenders and (ii) the Lenders shall not be entitled to receive statements, reports and notices relating to topics that (A) are subject to attorney‑client privilege or (B) present a conflict of interest for the Lenders; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of any such material with the SEC shall be deemed to satisfy the requirements of this Section 8.01(h) on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto;

(i)                       a financial forecast for Parent and its Subsidiaries for each fiscal year, including forecasted balance sheets, statements of income and cash flows of the Borrower and its Subsidiaries (the “Financial Plan”), all of which shall be prepared on a consolidated basis and delivered not later than March 31 of such fiscal year;

(j)                       within five (5) Business Days following any Lender’s written request, certification that such Obligor is not a passive foreign investment company (“PFIC”) within the meaning of Sections 1291 through 1297 of the Code, or, if such Obligor determines that it is a PFIC, such information as would allow the Lender to make a qualified electing fund election with respect to the Equity Interest of the Obligor;

(k)                      so long as Parent is a Publicly Reporting Company, the Administrative Borrower shall within five (5) Business Days of Parent filing, provide access (via posting and/or links on Parent’s web site) to all reports on Form 20-F and Form 6-K filed with the SEC, any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange; and within five (5) Business Days of filing, provide notice and access (via posting and/or links on Parent’s web site) to all reports filed with the SEC, and copies of (or access to, via posting and/or links on Parent’s web site) all other reports, proxy statements and other materials filed by Parent with the SEC, any Governmental Authority succeeding to any of the functions of the SEC or with any national securities exchange; and

(l)                       commencing with January 14, 2025 and every Tuesday thereafter, cash flow forecasts and accounts payable agings of Parent and its Subsidiaries, in form and substance satisfactory to the Administrative Agent.

 Section 8.02. Notices of Material Events.  The Administrative Borrower will furnish to the Administrative Agent for distribution to the Lenders written notice of the following events within the time frames listed below:

(a)                      promptly after the occurrence of any Default or Event of Default;

(b)                      within three (3) Business Days after the occurrence of any Casualty Event with respect to any Obligor’s Property;

(c)                      (i) prior to the execution of a definitive agreement for any proposed Acquisition by any Obligor that would reasonably be expected to result in environmental liability under Environmental Laws in excess of $250,000, and (ii) in each case, to the extent that any of the following would reasonably be expected to result in liability in excess of $500,000: (A) spillage, leakage, discharge, disposal, leaching, migration or release of any Hazardous Material required to be reported to any Governmental Authority under applicable Environmental Laws, and (B) all actions, suits, Claims, notices of violation, hearings, investigations or proceedings pending, or threatened in writing against or affecting any Obligor or with respect to the ownership, use, maintenance and operation of their respective businesses, operations or properties, relating to Environmental Laws or Hazardous Material;

(d)                      within three (3) Business Days of obtaining written notice or knowledge thereof, the assertion of any environmental matter by any Person in writing against, or with respect to the activities of, any Obligor and any alleged violation of or non‑compliance with any Environmental Laws or any Permits, licenses or authorizations, in each case, which would reasonably be expected to involve damages in excess of $250,000 other than any environmental matter or alleged violation that, if adversely determined, would not (either individually or in the aggregate) have a Material Adverse Effect;

(e)                      within three (3) Business Days of obtaining notice to an Obligor of the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or directly affecting any Obligor, in each case, that would reasonably be expected to result in a Material Adverse Effect;

(f)                       (i) on or prior to any filing by any ERISA Affiliate of any notice of intent to terminate any Title IV Plan, a copy of such notice and (ii) promptly, and in any event within ten (10) days, after any Responsible Officer of any ERISA Affiliate knows or has reason to know that a request for a minimum funding waiver under Section 412 of the Code has been filed with respect to any Title IV Plan or Multiemployer Plan, a notice (which may be made by telephone if promptly confirmed in writing) describing such waiver request and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice filed with the PBGC or the IRS pertaining thereto;

(g)                      within ten (10) Business Days of obtaining written notice or knowledge thereof, (i) the termination of any Material Agreement other than in the Ordinary Course of Business pursuant to its terms; (ii) the receipt by any Obligor of a written notice under any Material Agreement (and a copy thereof) asserting a default by such Obligor where such alleged default would permit such counterparty to terminate such Material Agreement; (iii) the entering into any new Material Agreement by an Obligor (and a copy thereof); or (iv) any amendment to a Material Agreement that would be materially adverse to the Lenders (and a copy thereof) (which includes, but is not limited to, any amendments to provisions relating to pricing and term); provided that notices required under this subsection (g) may be delivered with the next Compliance Certificate unless any of the foregoing events would reasonably be expected to have a Material Adverse Effect;

(h)                      within three (3) Business Days of obtaining written notice or knowledge thereof, any product recalls, safety alerts, corrections, withdrawals, marketing suspensions, removals or the like conducted, to be undertaken or issued by any Obligor, whether or not at the request, demand or order of any Governmental Authority or otherwise with respect to any Product;

(i)                       within five (5) Business Days of obtaining written notice or knowledge thereof, any infringement or other violation by any Person of any Obligor Intellectual Property that would reasonably be expected to result in a Material Adverse Effect;

(j)                       within five (5) Business Days of obtaining written notice or knowledge thereof, a material licensing agreement or arrangement entered into by any Obligor in connection with any infringement or alleged infringement of the Intellectual Property of another Person that could reasonably be likely to result in a Material Adverse Effect;

(k)                      within five (5) Business Days of obtaining written notice or knowledge thereof, any written Claim by any Person that the conduct of any Obligor’s business, including the development, manufacture, use, sale or other commercialization of any Product, infringes any Intellectual Property of such Person, except to the extent any such Claim would not reasonably be expected to result in a Material Adverse Effect;

(l)                       the distribution of the reports and notices as and when required by the Security Documents;

(m)                    within thirty (30) days of the date thereof, or, if earlier, on the date of delivery of any financial statements pursuant to Section 8.01, notice of any material change in accounting policies or financial reporting practices by the Obligors;

(n)                      within thirty (30) days after the occurrence thereof, notice of any labor controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other labor disruption against or involving an Obligor that is reasonably expected to have a Material Adverse Effect;

(o)                      within five (5) Business Days of any other development that results in, or would reasonably be expected to result in, a Material Adverse Effect;

(p)                      within five (5) Business Days of the failure to pay any Taxes or obligations in accordance with Section 8.04;

(q)                      concurrently with the delivery of financial statements under Section 8.01, after the date hereof and during such prior fiscal year, the creation or other acquisition of any Intellectual Property by any Obligor that is registered or becomes registered or is the subject of an application for registration with the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, as applicable, or with any other equivalent foreign Governmental Authority; and

(r)                       five (5) Business Days prior to any change to any Obligor’s ownership of Deposit Accounts, Securities Accounts and Commodity Accounts, by delivering to the Lenders an updated Schedule 7 to the Security Agreements setting forth a complete and correct list of all such accounts as of the date of such change.

The specified time periods in this Section 8.02 shall begin accruing after a Responsible Officer of an Obligor first learns of the existence of a circumstance requiring notice.

Each notice delivered under this Section 8.02 shall be accompanied by a statement of a Responsible Officer of the Administrative Borrower setting forth in reasonable detail the event or development requiring such notice and any action taken or proposed to be taken with respect thereto; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of notice of any such event with the SEC shall be deemed to satisfy the requirements of this Section 8.02 on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto.

Notwithstanding any contrary provision of this Agreement or any other Loan Document (including, without limitation, Sections 8.01 and 8.02), so long as Parent is a Publicly Reporting Company, in the event that the Administrative Agent provides notice to the Administrative Borrower that it no longer desires to receive any information that constitutes material non‑public information, the Obligors shall not be required to provide any information pursuant to the terms hereof or thereof unless Parent is disclosing such information pursuant to a filing with the SEC; provided that notwithstanding the foregoing, the Obligors shall at all times comply with Section 8.01(d) and 8.02(a).

Section 8.03.  Existence; Maintenance of Properties, Etc.

(a)                      Each Obligor will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence; provided that the foregoing shall not prohibit any merger, amalgamation, plan of arrangement, consolidation, liquidation or dissolution permitted under Section 9.03.

(b)                      Each Obligor shall maintain and preserve all rights, licenses, permits, privileges and franchises material to the conduct of its business, and maintain and preserve all of its assets and properties, including all Product Assets, necessary to the conduct of its business in good working order and condition, ordinary wear and tear and damage from casualty or condemnation excepted.

(c)                      Each Obligor shall use commercially reasonable efforts to cause each new Key Employee and each contractor with access to material Obligor Intellectual Property to execute and deliver a customary confidentiality, non‑disclosure and Intellectual Property assignment agreement that includes a waiver of moral rights to the extent permitted by Law and such agreements are customary in the applicable jurisdiction.

(d)                      Parent shall maintain sufficient authorized but unissued share capital in Parent to satisfy in full, without the need for the passing of any further resolutions of its shareholders, the outstanding rights represented by the Warrant Certificates.

Section 8.04.  Payment of Obligations.  Each Obligor shall  pay and discharge (a) all United States federal income and other material Taxes, fees, assessments and governmental charges or levies imposed upon it or upon its properties or assets prior to the date on which material penalties attach thereto, and all lawful Claims for labor, materials and supplies which, if unpaid, might become a Lien (other than a Permitted Lien) upon any properties or assets of any Obligor, except to the extent such Taxes, fees, assessments or governmental charges or levies, or such Claims, are being contested in good faith by appropriate proceedings and are adequately reserved against substantially in accordance with IFRS, (b) all lawful Claims which, if unpaid, would by Law become a Lien upon its Property not constituting a Permitted Lien and (c) all other obligations, if the failure to discharge such obligation would reasonably be expected to result in a Material Adverse Effect.

Section 8.05.   Insurance.  Each Obligor shall, at its own cost and expense obtain and maintain, with financially sound and reputable insurers, insurance of the kinds, and in the amounts, as are consistent with customary practices and standards of its industry in the same or similar locations, it being understood and agreed that the insurance held by the Obligors on the Sixth Amendment Restatement Date is deemed to fulfill this requirement on the date hereof.  All of the insurance policies required pursuant to this Section 8.05 with respect to the Obligors, will name the Administrative Agent as a “lender’s loss payee,” “additional insured” or “mortgagee,” as applicable and as its interests may appear.  Each Obligor will use its commercially reasonable efforts to ensure, or to cause others to ensure, that all insurance policies required pursuant to this Section 8.05 with respect to the Obligors, shall provide that they shall not be terminated or cancelled nor shall any policy be materially changed in a manner adverse to the insured Person without at least thirty (30) days’ written notice (or ten (10) days’ written notice if termination is due to non-payment) to insured Person and the Administrative Agent.  Receipt of notice of termination or cancellation of any such insurance policies shall entitle the Administrative Agent to renew any such policies, all in accordance with the first sentence of this Section 8.05 or otherwise obtain similar insurance in place of such policies, in each case at the expense of such Obligor (payable within three (3) Business Days of any Obligor’s receipt of written demand therefor) and, unless an Event of Default has occurred and is continuing, with the prior written consent of such Obligor (such consent not to be unreasonably withheld).  The amount of any such expenses shall accrue interest at the Default Rate if not paid when due and shall constitute “Obligations.”  All of the insurance policies required hereby with respect to the Obligors, will be evidenced by one or more certificates of insurance, together with appropriate lender’s loss payee or additional insured clauses or endorsements in favor of the Administrative Agent as required by this Section 8.05, delivered to the Administrative Agent on or prior to the date hereof and at such other times as the Administrative Agent may request from time to time.

Section 8.06.  Books and Records; Inspection Rights.  Each Obligor will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.  It will permit any representatives designated by the Administrative Agent, upon reasonable prior notice and at reasonable times, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times during normal business hours and with reasonable advance notice as the Administrative Agent may request.  It will, pay all reasonable and documented out‑of‑pocket expenses incurred by the Administrative Agent (a) so long as no Default has occurred and is continuing, of two (2) such inspections each calendar year and (b) during a continuing Default, all such inspections.

Section 8.07.  Compliance with Laws.

(a)                      Each Obligor will, and will cause each of its Subsidiaries to, (i) comply in all material respects with all Requirements of Law (including Healthcare Laws and Environmental Laws) and (ii) comply in all material respects with all terms of outstanding Indebtedness and all Material Agreements, except (other than with respect to Material Intellectual Property) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b)                      Each Obligor will maintain all records required to be maintained by a Governmental Authority or otherwise under any applicable Healthcare Law, except where failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c)                      Each Obligor will maintain a Health Care Compliance Program, which will be reviewed and updated annually, as necessary.

 Section 8.08. Licenses.  Each Obligor will obtain and maintain all licenses, authorizations, consents, filings, exemptions, registrations and other Governmental Approvals necessary in connection with the execution, delivery and performance of the Loan Documents, the consummation of the Transactions or the operation and conduct of its business and ownership of its properties, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

 Section 8.09. Action under Environmental Laws.  Each Obligor will, upon a Responsible Officer becoming aware of the release of any Hazardous Materials or the existence of any environmental liability under applicable Environmental Laws with respect to their respective businesses, operations or properties, take all actions, at their cost and expense, as shall be required by applicable Law to investigate and clean up the condition of their respective businesses, operations or properties, including all required removal, containment and remedial actions, and restore their respective businesses, operations or properties to a condition, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

 Section 8.10. Use of Proceeds.  The proceeds of the Term Loans will be used only as provided in Section 2.05.  No part of the proceeds of the Term Loans will be used, whether directly or indirectly, for any purpose that violates any of the regulations of the Board of Governors of the Federal Reserve System, including Regulations T, U and X.

 Section 8.11. Certain Obligations Respecting Subsidiaries; Further Assurances; and Intellectual Property.

(a)                      Subsidiaries.  Each Obligor will take such action, and will cause each of its Subsidiaries to take such action, from time to time as shall be necessary to ensure that all Subsidiaries are “Guarantors” hereunder.  Without limiting the generality of the foregoing, in the event that any Obligor or any of its Subsidiaries shall form or acquire any new Subsidiary, it and its Subsidiaries will promptly and in any event within fifteen (15) days (or such longer time as consented to by the Administrative Agent in writing) of the formation or Acquisition of such Subsidiary:

(i)                           cause such new Subsidiary to become a “Guarantor” hereunder, and a “Grantor” under the Security Documents, pursuant to a Guarantee Assumption Agreement and cause such new Subsidiary to become an “Obligor” under the Intercompany Subordination Agreement and the Luxembourg Subsidiary Intercompany Subordination Agreement;

(ii)                       take such action or cause such Subsidiary to take such action (including delivering originals of any certificated Equity Interests of such Subsidiary, together with original, executed, undated transfer powers executed in blank and originals of any intercompany notes with undated endorsements executed in blank) as shall be necessary to create and perfect valid and enforceable first priority (subject to Permitted Liens) Liens on substantially all of the personal Property of such new Subsidiary as collateral security for the obligations of such new Subsidiary hereunder;

(iii)                     to the extent that the parent of such Subsidiary is not a party to the Security Documents or has not otherwise pledged Equity Interests in its Subsidiaries in accordance with the terms of the Security Documents and this Agreement, cause the parent of such Subsidiary to execute and deliver a pledge agreement in favor of the Lenders, in respect of all outstanding issued shares of such Subsidiary; and

(iv)                     deliver such proof of corporate action, incumbency of officers, opinions of counsel and other documents as is consistent with those delivered by each Obligor pursuant to Section 6.01 or as the Majority Lenders shall have requested;

provided that, solely with respect to any Subsidiary that is an Immaterial Foreign Subsidiary, no such actions shall be required other than (x) a pledge by the owner of such Immaterial Foreign Subsidiary (to the extent such owner is a Canadian Obligor or a Borrower) of 100% of the Equity Interests of such Immaterial Foreign Subsidiary, which pledge shall not be required to be perfected under the Law of such Immaterial Foreign Subsidiary’s jurisdiction of formation and (y) causing such Immaterial Foreign Subsidiary to the execute a joinder to the Intercompany Subordination Agreement; provided further, that at the request of the Administrative Agent, with respect to an Immaterial Foreign Subsidiary that is owned by an Irish Obligor, the owner of such Immaterial Foreign Subsidiary shall pledge 100% of the Equity Interests of such Immaterial Foreign Subsidiary, which pledge shall be perfected under the Law of such Immaterial Foreign Subsidiary’s jurisdiction of formation.  Upon the creation or designation of a Foreign Subsidiary as an Immaterial Foreign Subsidiary, the Administrative Borrower shall provide notice to the Administrative Agent designating such Foreign Subsidiary as an Immaterial Foreign Subsidiary.  For the avoidance of doubt, in the event that any Subsidiary ceases to qualify as an Immaterial Foreign Subsidiary, such Foreign Subsidiary shall, at the request of the Administrative Agent, or the election of the Borrowers, promptly comply with clauses (a)(i)-(iv) hereof.

On the Original Closing Date, and until such time that the Administrative Agent may request, the Luxembourg Subsidiary shall not be a Guarantor, shall not be required to take the actions set forth in this Section 8.11 and the owner of the Luxembourg Subsidiary shall not be required to pledge the Equity Interests of the Luxembourg Subsidiary.

(b)                      Further Assurances.  Each Obligor will take such action from time to time as shall reasonably be requested in writing by the Majority Lenders to effectuate the purposes and objectives of this Agreement.  Without limiting the generality of the foregoing, it will, and will cause each Person that is required to be a Guarantor to, take such action from time to time (including executing and delivering such assignments, security agreements, control agreements and other instruments) as shall be reasonably requested in writing by the Majority Lenders to create, in favor of the Lenders, perfected security interests and Liens (subject to Permitted Liens) in substantially all of the personal Property of such Obligor as collateral security for the Obligations; provided that any such security interest or Lien shall be subject to the relevant requirements of the Security Documents.

(c)                      Intellectual Property.  In the event that any Obligor creates, develops or acquires Obligor Intellectual Property during the term of this Agreement, then the provisions of this Agreement shall automatically apply thereto and any such Obligor Intellectual Property shall automatically constitute part of the Collateral under the Security Documents, without further action by any party, in each case from and after the date of such creation, development or acquisition (except that any representations or warranties of any Obligor shall apply to any such Obligor Intellectual Property only from and after the date, if any, subsequent to such acquisition that such representations and warranties are brought down or made anew as provided herein).  In the event that any Obligor holds or acquires Obligor Intellectual Property during the term of this Agreement, then, upon the request of the Administrative Agent, such Obligor shall take any action as shall be reasonably necessary and reasonably requested by the Administrative Agent to ensure that the provisions of this Agreement and the Security Agreements shall apply thereto and any such Obligor Intellectual Property shall constitute part of the Collateral under the Security Documents.

Section 8.12. Termination of Non‑Permitted Liens.  In the event that any Responsible Officer of any Obligor shall become aware or be notified by the Lenders of the existence of any outstanding Lien against any Property of any Obligor or any of its Subsidiaries, which Lien is not a Permitted Lien, such Obligor shall use its best efforts to promptly terminate or cause the termination of such Lien.

Section 8.13. Non-Consolidation.  Each Obligor will maintain entity records and books of account separate from those of any other entity, other than the Obligors, which is an Affiliate of such entity.

Section 8.14. Anti‑Terrorism and Anti‑Corruption Laws.  No Obligor nor any of its Subsidiaries shall engage in any transaction that violates any of the applicable prohibitions set forth in any Economic Sanctions Law, Irish Economic Sanctions Laws, Anti‑Terrorism Law, Irish Anti-Terrorism Laws or the US Foreign Corrupt Practices Act of 1977 (15 USC. §§ 78dd‑1 et seq.).  No Obligor will use any part of the proceeds from the loan on behalf of any Designated Person and will not use, directly by it or indirectly through any Subsidiary, such proceeds in connection with any investment in, or any transactions or dealings with, any Designated Person.  None of the funds or assets of such Obligor or any Subsidiary that are used to repay the Term Loans shall constitute property of, or shall be beneficially owned by, any Designated Person or, to such Obligor’s knowledge, be the direct proceeds derived from any transactions that violate the prohibitions set forth in any applicable Economic Sanctions Law or Irish Economic Sanctions Laws and no Designated Person shall have any direct or indirect interest in such Obligor or such Subsidiary insofar as such interest would violate any Economic Sanctions Laws or Irish Economic Sanctions Laws applicable to such Obligor or such Subsidiary.

Section 8.15. Minimum Liquidity.  (i) Commencing on November 1, 2025 and ending on ~~June~~September 30, 2026, the Obligors shall have aggregate Unrestricted Cash of not less than $1,000,000 at all times and (ii) commencing ~~July~~October 1, 2026, the Obligors shall have aggregate Unrestricted Cash of not less than $3,000,000 at all times.

Section 8.16  Minimum Net Revenue.  As of the end of the fiscal quarter ended December 31, 2023, and each fiscal quarter thereafter, Parent and its Subsidiaries shall maintain, on a consolidated basis, Net Revenue for the twelve (12) month period most recently ended on such date of not less than the amount set forth in the table below:

Twelve-Month Period Ended	Minimum Net Revenue
December 31, 2023	$0
March 31, 2024	$53,100,000
June 30, 2024	$54,300,000
September 30, 2024	$55,700,000
December 31, 2024	$0
March 31, 2025	$0
June 30, 2025	$43,000,000
September 30, 2025	$45,000,000
December 31, 2025	$45,000,000
March 31, 2026	$55,000,000
June 30, 2026	$60,000,000

 Section 8.17. Maintenance of Regulatory Approvals, Contracts, Intellectual Property, Etc.  With respect to each Product, each Obligor will (a) maintain in full force and effect all material Regulatory Approvals (including the Product Authorizations), Material Agreements, or other rights necessary for the current operations of such Obligor’s business, as the case may be, including in respect of all related Product Development and Commercialization Activities; (b) maintain in full force and effect all Material Intellectual Property and Material WaveForm IP that is used in and necessary for related Product Development and Commercialization Activities; and (c) use commercially reasonable efforts to pursue and maintain in full force and effect legal protection for all new, Material Intellectual Property and Material WaveForm IP that is used in and necessary in connection with any Product Development and Commercialization Activities relating to any such Product.

 Section 8.18. Cash Management.  The Obligors will:

(a)                      maintain all Deposit Accounts, Securities Accounts, Commodity Accounts and lockboxes (other than Excluded Accounts) with a bank or financial institution that has either (i) other than in respect of any such account charged pursuant to the Irish Debenture, executed and delivered to the Administrative Agent  an account control agreement (provided that, for greater certainty, if under the applicable laws of any Canadian jurisdiction control over Deposit Accounts is not available, then an account control agreement shall be deemed to constitute a springing blocked account or springing cash dominion agreement in respect of such Deposit Accounts) or (ii) in respect of any such account charged pursuant to the Irish Debenture, executed and delivered to the Administrative Agent an acknowledgment to the notice of assignment delivered to such bank or financial institution by the relevant Irish Obligor pursuant to the Irish Debenture, in each case in form and substance reasonably acceptable to the Administrative Agent (each such Deposit Account, Securities Account, Commodity Account and lockbox, a “Controlled Account”);

(b)                      deposit promptly, and in any event no later than seven (7) Business Days after the date of receipt thereof, all cash, checks, drafts or other similar items of payment relating to or constituting payments greater than $75,000 in the aggregate at any time made in respect of any and all accounts and other rights and interests into Controlled Accounts; and

(c)                      in order to segregate and to facilitate perfection of Administrative Agent’s security interest in funds received by any Obligor from any Federal Health Care Programs, the applicable Obligor shall, with respect to an Obligor’s future participation in any Federal Health Care Program, prior to such Obligor’s receipt of payments exceeding $50,000 in any month from Federal Health Care Programs, notify all Government Authorities making any payments under any Federal Health Care Program to make any such payments only to one or more Segregated Health Care Accounts.  No Obligor shall deposit any funds to a Segregated Health Care Account or direct or permit any other Person to deposit any funds to a Segregated Health Care Account, other than payments received from Federal Health Care Programs.  The Obligors shall upon the date the applicable Obligor begins receiving payments from any Federal Health Care Program, to cause all amounts deposited into the Segregated Health Care Accounts to be automatically swept on a daily basis to a Controlled Account pursuant to a Sweep Agreement.  Any such Sweep Agreement will require such depository bank to waive all of its existing and future rights of recoupment and set-off and banker’s lien against any Segregated Health Care Accounts, but shall permit such depository bank to maintain its existing and future rights of recoupment and set-off and banker’s lien against any Controlled Account.

 Section 8.19. ~~[Reserved].~~ Post Tranche F Term Loan Borrowing Date Obligations. Notwithstanding anything to the contrary set forth in this Agreement, the Obligors shall deliver to the Administrative Agent on behalf of the Lenders, the documents set forth on Schedule 8.19, in form and substance reasonably acceptable to the Administrative Agent, and/or take the actions set forth on Schedule 8.19, in a manner reasonably acceptable to the Administrative Agent, on or before the deadlines set forth in Schedule 8.19 (as such deadlines may be extended by Administrative Agent in writing in its reasonable discretion). To the extent there is any conflict between the provisions of any Loan Document and Schedule 8.19, the provisions of Schedule 8.19 shall control.

 Section 8.20. COMI. The Parent and each other Irish Obligor will maintain its COMI in Ireland and not have an establishment (within the meaning of the EU Insolvency Regulation) outside Ireland.

 Section 8.21. Cashless Exercise of Warrant Certificate and Par Value.   If Perceptive (or its permitted successors or assigns with respect to a Warrant Certificate) exercises at any time, in whole or in part, a Warrant Certificate by means of the “cashless exercise” procedure specified in that Warrant Certificate, then the following shall apply.  With respect to the American Depositary Shares relating to the American Depositary Receipts the subject of such cashless exercise (the “Relevant ADSs”) the Non-EEA Obligors shall procure (on a joint and several basis) that a cash amount is paid to the Parent sufficient to ensure that, immediately following the exercise of such cashless exercise, the shares in the capital of the Parent represented by the Relevant ADSs are fully paid up to their par value to the extent required by the Constitution of the Parent and the Companies Act 2014 of Ireland (as amended).  Capitalized terms used in this Section 8.21 and not otherwise defined in this Agreement have the meaning given to them in the applicable Warrant Certificate.  For avoidance of doubt: (i) none of Perceptive (or its successors or assigns) shall be liable to account to any Obligor or other person with respect to any amount paid pursuant to this Section and (ii) notwithstanding any other provision of this Agreement, no EEA Obligor shall be liable (whether as principal or surety or otherwise) to make payment under this Section 8.21 in any circumstances.

 Section 8.22. Canadian Pension Plans.  Maintain all Canadian Pension Plans relating to each Obligor in compliance with all applicable Laws in all material respects.

 Section 8.23. Payment of Warrant Stamp Amount. As soon as possible following the Sixth Amendment Restatement Date (but in any event no less than fifteen (15) Business Days prior to the deadline for filing such return with the Irish Revenue Commissioners) the Lenders and their Affiliates shall provide the Parent with a draft form of stamp duty return and within ten (10) days of being provided with such draft form of stamp duty return, the Parent shall provide the Lenders and their Affiliates with its reasonable comments thereon. The Lenders and their Affiliates shall consider any such reasonable comments and shall ensure that the return is filed with the Irish Revenue Commissioners in advance of the deadline for filing such return.

Article 9

Negative Covenants

Each Obligor covenants and agrees with the Administrative Agent and the Lenders that, until the Commitments have expired or have been terminated and all Obligations (other than the Warrant Obligations and inchoate indemnity obligations) have been paid in full in cash:

 Section 9.01. Indebtedness.  Each Obligor will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Indebtedness, whether directly or indirectly, except:

(a)                      the Obligations;

(b)                      Permitted Indebtedness and Permitted Refinancings thereof; provided, that the aggregate principal amount of Permitted Indebtedness on the Original Closing Date not listed on Schedule 7.13A shall not exceed $500,000;

(c)                      accounts payable to trade creditors for goods and services and current operating liabilities (not the result of the borrowing of money) incurred in the Ordinary Course of Business after the Original Closing Date;

(d)                      Indebtedness consisting of Guarantees resulting from endorsement of negotiable instruments for collection by an Obligor or any of its Subsidiaries in the Ordinary Course of Business;

(e)                      Indebtedness in the form of intercompany receivables and payables: (i) among Obligors; (ii) among Immaterial Foreign Subsidiaries; and (iii) among Immaterial Foreign Subsidiaries and an Obligor; provided that (x) all additional liabilities from an Obligor to an Immaterial Foreign Subsidiary (other than liabilities from an Obligor to the Brazilian Subsidiary) pursuant to clause (iii) arising after the Original Closing Date, together with the Investments in Immaterial Foreign Subsidiaries permitted pursuant to Section 9.05(m), made after the Original Closing Date, shall in an aggregate amount not exceed $1,000,000 plus interest accrued thereon and (y) until such time as the Brazilian Subsidiary becomes a “Guarantor” hereunder, and a “Grantor” under the Security Documents, additional liabilities from an Obligor to the Brazilian Subsidiary, together with the Investments in the Brazilian Subsidiary permitted pursuant to Section 9.05(l) made after the Original Closing Date, shall in an aggregate amount not exceed $1,500,000 per fiscal year plus interest accrued thereon; provided further that all such intercompany liabilities pursuant to clause (iii) shall be  unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Intercompany Subordination Agreement;

(f)                       Indebtedness constituting of deposits or prepayments received from customers in the ordinary course of business;

(g)                      Guarantees by an Obligor of Indebtedness of any other Obligor;

(h)                      Purchase money Indebtedness and Capital Lease Obligations; provided that (i) if secured, the collateral therefor consists solely of the assets being financed, the products and proceeds thereof and books and records related thereto, (ii) in the case of purchase money Indebtedness, such Indebtedness shall constitute at least 75% of the aggregate consideration paid with respect to such asset and (iii) the aggregate outstanding principal amount of such Indebtedness incurred after the Original Closing Date does not exceed $1,500,000 at any time;

(i)                       unsecured workers’ compensation Claims, payment obligations in connection with health, disability or other types of social security benefits, unemployment or other insurance obligations, reclamation and statutory obligations, in each case incurred in the Ordinary Course of Business;

(j)                       Indebtedness under Hedging Agreements permitted pursuant to Section 9.05(f);

(k)                      Indebtedness approved in advance in writing by the Majority Lenders;

(l)                       Indebtedness of the Obligors and their Subsidiaries with respect to overdrafts, or corporate credit cards not to exceed $750,000 at any time outstanding;

(m)                    Indebtedness incurred in connection with letters of credit, entered into in the Ordinary Course of Business, that are secured solely by cash or cash equivalents and issued on behalf of the Borrower in an aggregate amount outstanding not to exceed $2,000,000 at any time;

(n)                      other unsecured Indebtedness incurred after the Original Closing Date in an aggregate amount not to exceed $2,500,000;

(o)                      Indebtedness in the form of intercompany receivables and payables among the Luxembourg Subsidiary and the Obligors; provided that (i) the aggregate amount of all such intercompany liabilities to the Luxembourg Subsidiary shall not exceed the amounts outstanding on the Funding Date (plus any accrued interest thereon) and (ii) all such intercompany liabilities shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Luxembourg Subsidiary Intercompany Subordination Agreement;

(p)                      [reserved];

(q)                      any “Contingent Consideration” (as such term is defined under the Effective Date Acquisition Agreement) owed by U.S. TRIB pursuant to the Effective Date Acquisition Agreement;

(r)                       [reserved];

(s)                      the Outstanding Convertible Notes; and

(t)                       Indebtedness pursuant to the Investor Convertible Note, in an amount not to exceed $20,000,000; provided that such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Investor Subordination Agreement.

 Section 9.02. Liens.  Each Obligor will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any Property now owned by it, except:

(a)                      Liens securing the Obligations;

(b)                      any Lien on any Property of any Obligor existing on the Original Closing Date and set forth in Schedule 7.13B; provided that (i) no such Lien shall extend to any other Property of such Obligor and (ii) any such Lien shall secure only those obligations which it secures on the Original Closing Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(c)                      Liens securing Indebtedness permitted under Section 9.01(h); provided that such Liens are restricted solely to the collateral described in Section 9.01(h);

(d)                      Liens imposed by Law which were incurred in the Ordinary Course of Business, including (but not limited to) carriers’, warehousemen’s, landlords’ and mechanics’ Liens, Liens relating to leasehold improvements and other similar liens arising in the Ordinary Course of Business and which (i) do not in the aggregate materially detract from the value of the Property subject thereto or materially impair the use thereof in the operations of the business of such Person or (ii) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens and for which adequate reserves have been made if required substantially in accordance with IFRS;

(e)                      Liens, pledges or deposits made in the Ordinary Course of Business in connection with bids, grant applications, Contracts, leases, appeal bonds, workers’ compensation, unemployment insurance or other similar social security legislation;

(f)                       Liens securing Taxes, assessments and other governmental charges, the payment of which is not yet due or is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which such reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made;

(g)                      servitudes, easements, rights of way, restrictions and other similar encumbrances on real Property imposed by applicable Laws and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of Property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of any of the Obligors;

(h)                      bankers’ Liens, rights of setoff and similar Liens incurred in the Ordinary Course of Business and arising in connection with the Obligors’ Deposit Accounts or Securities Accounts held at financial institutions solely to secure payment of fees and similar costs and expenses of such financial institutions with respect to such accounts;

(i)                       Liens in connection with transfers permitted under Section 9.09;

(j)                       any judgment Lien or Lien arising from decrees or attachments not constituting an Event of Default;

(k)                      leases or subleases of real property granted in the Ordinary Course of Business, and leases, subleases, nonexclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the Ordinary Course of Business;

(l)                       Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of custom duties in connection with the importation of goods in the Ordinary Course of Business;

(m)                    Liens on a Deposit Account of the Obligors and the cash and cash equivalents therein, in each case, securing Indebtedness described in Section 9.01(l);

(n)                      Permitted Licenses solely to the extent that such Permitted License would constitute a Lien; and

(o)                      Liens securing Indebtedness permitted pursuant to Sections 9.01(r);

provided that no Lien otherwise permitted under any of the foregoing Sections 9.02(b), (c), (d), (e), (g), (h), (i), (k), (l) or (m) shall apply to any Material Intellectual Property and any Material WaveForm IP.

 Section 9.03. Fundamental Changes and Acquisitions.  Each Obligor will not, and will not permit any of its Subsidiaries to:

(a)                      enter into or consummate any transaction of merger, amalgamation, plan of arrangement, or consolidation, including without limitation, a reverse‑triangular merger, or other similar transaction or series of related transactions;

(b)                      liquidate, wind up or dissolve itself (or suffer any liquidation, wind up or dissolution) (including in connection with any division or plan of division under Delaware law or any comparable event under a different jurisdiction’s laws), except as permitted by Section 9.03(c)(v); and

(c)                      make or consummate any Acquisition or sell or issue any Disqualified Equity Interests except, in each case:

(i)                        Investments permitted under Section 9.05;

(ii)                       Permitted Acquisitions for (A) an aggregate cash consideration not to exceed $2,500,000 and (B) total consideration not to exceed $5,000,000, in each case, for the duration of this Agreement; provided, that any Obligor may make a Permitted Acquisition in excess of the consideration amounts set forth above, so long as the consideration for such Acquisition is funded with the proceeds of the Delayed Draw Term Loan;

(iii)                     the merger, amalgamation, plan of arrangement, or consolidation of any Obligor with or into any other Obligor, provided that if a Borrower is a party to such merger, amalgamation, plan of arrangement, or consolidation, such Borrower shall be the surviving entity;

(iv)                     the merger, amalgamation, plan of arrangement, or consolidation of any Immaterial Foreign Subsidiary with or into any other Immaterial Foreign Subsidiary;

(v)                       the liquidation, winding up or dissolution of the Subsidiaries listed in Schedule 9.03, any Immaterial Foreign Subsidiary and the Luxembourg Subsidiary; and

(vi)                     the Effective Date Acquisition.

 Section 9.04. Lines of Business.

(a)                      Each Obligor will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than (i) the business engaged in on the Sixth Amendment Restatement Date by such Obligor, or (ii) a business reasonably related, incidental or complementary thereto or reasonable extensions thereof, including, without limitation, the development, acquisition, manufacture or marketing of biosensor products and related services.

(b)                      Parent shall not have any material liabilities (other than liabilities to other Obligors and liabilities arising under the Loan Documents), own any material assets (other than Investments in its Subsidiaries) or engage in any material operations or business (other than the ownership of its Subsidiaries, exercising its rights and performing its obligations under (i) the Loan Documents, (ii) its obligations to other Obligors and (iii)  Investments in Subsidiaries and activities reasonably incident to (i), (ii) and (iii)).

(c)                      U.S. Holdings shall not have any material liabilities (other than liabilities to other Obligors and liabilities arising under the Loan Documents), own any material assets (other than Investments in its Subsidiaries) or engage in any material operations or business (other than the ownership of its Subsidiaries, exercising its rights and performing its obligations under (i) the Loan Documents, (ii) its obligations to other Obligors and (iii)  Investments in Subsidiaries and  activities reasonably incident to (i), (ii) and (iii)).

 Section 9.05. Investments.  Each Obligor will not, and will not permit any of its Subsidiaries to, make, directly or indirectly, or permit to remain outstanding any Investments except:

(a)                      Investments outstanding on the Original Closing Date and identified in Schedule 9.05(a) and any modification, replacement, renewal or extension thereof to the extent not involving new or additional Investments;

(b)                      operating Deposit Accounts with banks, Securities Accounts and Commodities Accounts;

(c)                      extensions of credit in the nature of accounts receivable or notes receivable arising from the sales of goods or services in the Ordinary Course of Business of the relevant Obligor;

(d)                      Permitted Cash Equivalent Investments;

(e)                      (i)  Investments consisting of the ownership of the Equity Interests of its Subsidiaries, (ii) intercompany Investments by an Obligor in any other Obligor or (iii) Investments by the Obligors and its Subsidiaries consisting of 100% of the ownership of the Equity Interests of the Person acquired in connection with a Permitted Acquisition and the Effective Date Acquisition;

(f)                       Hedging Agreements entered into in the ordinary course of any Obligor’s financial planning solely to hedge interest rate or foreign currency exchange risks (and not, in either case, for speculative purposes);

(g)                      Investments consisting of prepaid expenses, negotiable instruments held for collection or deposit, security deposits with utilities, landlords and other like Persons, and deposits in connection with workers’ compensation and similar deposits, in each case made in the Ordinary Course of Business;

(h)                      Investments received in connection with any Insolvency Proceedings in respect of any customers, suppliers or clients and in settlement of delinquent obligations of, and other disputes with, customers, suppliers or clients;

(i)                       Investments permitted under Section 9.01(e), Section 9.01(o) and Section 9.03;

(j)                       Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the Ordinary Course of Business;

(k)                      Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the Ordinary Course of Business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of the Obligors pursuant to employee stock purchase plans or agreements made after the Original Closing Date approved by an Obligor’s Board in an aggregate amount not to exceed $250,000 for subclauses (i) and (ii) in any fiscal year;

(l)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment and until such time as the Brazilian Subsidiary becomes a “Guarantor” hereunder, and a “Grantor” under the Security Agreement, Investments by an Obligor in the Brazilian Subsidiary in an aggregate amount not to exceed $1,500,000 in any fiscal year;

(m)                    so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment, Investments by Obligors in Immaterial Foreign Subsidiaries (other than the Brazilian Subsidiary), made after the Original Closing Date, in an aggregate amount not to exceed $1,000,000 in any fiscal year;

(n)                      Investments by Immaterial Foreign Subsidiaries in other Immaterial Foreign Subsidiaries;

(o)                      [reserved];

(p)                      so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment, or after giving effect thereto, other Investments made after the Original Closing Date in an amount not to exceed $500,000 in any fiscal year; and

(q)                      the imaware Convertible Note Investment.

 Section 9.06. Restricted Payments.  Each Obligor will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, other than:

(a)                      dividends or distributions with respect to any Equity Interests of Parent payable solely in additional units or shares of its Qualified Equity Interests;

(b)                      any Restricted Payment by an Obligor or a Subsidiary of an Obligor to an Obligor;

(c)                      any purchase, redemption, retirement, or other Acquisition by Parent or any of its Subsidiaries units or shares of its Equity Interests with the proceeds received from a substantially concurrent issue of new units or shares of its Equity Interests;

(d)                      cashless exercises of options and warrants;

(e)                      repurchases pursuant to the terms of employee stock purchase plans, employee restricted stock agreements, stockholder rights plans, director or consultant stock option plans, or similar plans in an aggregate amount not to exceed $500,000 in any fiscal year;

(f)                       the making of cash payments in lieu of the issuance of fractional shares upon the conversion of convertible securities (or in connection with the exercise of warrants or similar securities) not to exceed $25,000 in any fiscal year;

(g)                      the issuance of the Warrant Certificates; and

(h)                      cash payments made to redeem, purchase, repurchase or retire the Warrant Obligations in accordance with the terms of the Warrant Certificates.

 Section 9.07. Payments of Indebtedness.  Each Obligor will not, and will not permit any of its Subsidiaries to, make any payments in respect of any Material Indebtedness other than (a) payments of the Obligations and (b) so long as no Default or Event of Default has occurred and is continuing or would result therefrom, (i) scheduled payments of other Permitted Indebtedness and repayment of intercompany Indebtedness permitted in reliance upon Section 9.01(e) (subject in each case to any subordination agreement entered into in connection therewith), (ii) regularly scheduled payments of interest on the Outstanding Convertible Notes and the repayment in full of the principal amount of the Outstanding Convertible Notes, (iii) regularly scheduled payments of interest on the Investor Convertible Note, subject to the Investor Subordination Agreement and (iv) the conversion of the principal amount of the Investor Convertible Note into Qualified Equity Interests of Parent.

 Section 9.08. Change in Fiscal Year.  Each Obligor will not change the last day of its fiscal year from that in effect on the date hereof, without prior written notice to the Administrative Agent, except to change the fiscal year of a Subsidiary acquired in connection with a Permitted Acquisition to conform its fiscal year to that of Parent.

 Section 9.09. Sales of Assets, Etc.  Each Obligor will not, and will not permit any of its Subsidiaries to, sell, lease, exclusively license (in terms of geography or field of use), as a licensor, transfer (including in connection with any division or plan of division under Delaware law or any comparable event under a different jurisdiction’s laws) or otherwise dispose of any of its Property (including accounts receivable and Equity Interests of Subsidiaries), or forgive, release or compromise any amount owed to any Obligor or any of its Subsidiaries, in each case, in one transaction or series of transactions (any thereof, an “Asset Sale”), except:

(a)                      transfers of cash in the Ordinary Course of Business for equivalent value;

(b)                      sales or leases of inventory in the Ordinary Course of Business;

(c)                      the forgiveness, release or compromise of any amount owed to any Obligor or any of its Subsidiaries in the Ordinary Course of Business;

(d)                      entering into, or becoming bound, by a Permitted License to the extent not otherwise prohibited by this Agreement;

(e)                      development and other collaborative arrangements where such  arrangements provide for the license or disclosure of Patents, Trademarks, Copyrights or other Intellectual Property rights of any Obligor or any of its Subsidiaries in the Ordinary Course of Business and consistent with general market practices; provided that (i) such licenses must be true licenses that do not result in a legal transfer of title of the licensed Property or otherwise constitute sales transactions in substance and (ii) the aggregate amount of such periodic payments to the Obligors and its Subsidiaries in any fiscal year shall not exceed $500,000;

(f)                       a sale, lease, exclusive license, transfer or other disposition (including by way of abandonment, cancellation or trade-in) of any Property that is obsolete, worn out, surplus or no longer used or useful in connection with the business of the Obligors and its Subsidiaries or with respect to which a newer and improved version is available;

(g)                      dispositions resulting from Casualty Events;

(h)                      any transaction permitted under Section 9.02, 9.03, 9.05. 9.10 and 9.20;

(i)                       a sale, transfer or other disposition (including by way of abandonment, cancellation or trade-in) of any Property of an Immaterial Foreign Subsidiary in connection with the liquidation, wind up or dissolution of such Immaterial Foreign Subsidiary;

(j)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Asset Sale, or after giving effect thereto, Asset Sales of other property not to exceed $3,000,000 in the aggregate per fiscal year;

(k)                      the Fitzgerald and Benen Sale;

(l)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Asset Sale, licenses and other Asset Sales made in connection with Partner Agreements; and

(m)                    the sale of WaveForm Slovenia to WaveForm in the event of an FDI Rejection (as defined in the WaveForm Slovenia Side Agreement) pursuant to the terms of the WaveForm Slovenia Side Agreement.

 Section 9.10. Transactions with Affiliates.  Each Obligor will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise transfer any assets to, or purchase, lease, license or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a)                      transactions between or among the Obligors;

(b)                      any transaction permitted under Section 9.01, 9.03, 9.05, 9.06 or 9.09;

(c)                      customary compensation and indemnification of, and other employment arrangements with, directors, officers and employees of any Obligor in the Ordinary Course of Business;

(d)                      transactions upon fair and reasonable terms that are no less favorable to any Obligor than would be obtained in a comparable arm’s‑length transaction with a Person not an Affiliate;

(e)                      the transactions set forth on Schedule 9.10; and

(f)                       the Bray Leases.

 Section 9.11. Restrictive Agreements.  Each Obligor will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any Restrictive Agreement other than (a) restrictions and conditions imposed by Law or by the Loan Documents, (b) Restrictive Agreements listed on Schedule 7.15, (c) any stockholder agreement or investor rights agreement, or other Organizational Documents of an Obligor as in effect on the date hereof or (d) limitations associated with Permitted Liens or with any transaction permitted under Section 9.01, 9.03, 9.05, 9.06 or 9.09.

 Section 9.12. Organizational Documents, Material Agreements.

(a)                      Each Obligor will not enter into any amendment to or modification of any Organizational Document without the prior written consent of the Administrative Agent.

(b)                      Each Obligor will not (i) enter into any material waiver, amendment or modification of any Material Agreement (including, but not limited to, any amendments to provisions relating to pricing and term) that would be reasonably expected to adversely affect the Lenders in any material respect or (ii) take or omit to take any action that results in the termination of, or permits any other Person to terminate, any Material Agreement, Material Intellectual Property or Material WaveForm IP that would be reasonably expected to have a Material Adverse Effect, without, in each case, the prior written consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed.

(c)                      Each Obligor will not enter into any amendment to or modification of the Bray Leases, which is less favorable to the Obligors, without the prior written consent of the Administrative Agent.

(d)                      Each Obligor will not enter into any amendment to or modification of the Investor Convertible Note that is in violation of the Investor Subordination Agreement without the prior written consent of the Administrative Agent.

(e)                      Each Obligor will not enter into any material waiver, amendment or modification of the Effective Date Acquisition Agreement or the Waveform Slovenia Side Agreement (including, but not limited to, any amendments to provisions relating to pricing, term and any contingent payments) that would be reasonably expected to adversely affect the Lenders in any material respect, without, in each case, the prior written consent of the Administrative Agent.

Section 9.13. [Reserved].

Section 9.14. Sales and Leasebacks.  Except as permitted by Section 9.01(h), each Obligor will not, and will not permit any of its Subsidiaries to, become liable, directly or indirectly, with respect to any lease, whether an operating lease or a Capital Lease Obligation, of any Property (whether real, personal, or mixed), whether now owned or hereafter acquired, (i) which any Obligor or such Subsidiary has sold or transferred or is to sell or transfer to any other Person and (ii) which any Obligor or such Subsidiary intends to use for substantially the same purposes as Property which has been or is to be sold or transferred.

Section 9.15. Hazardous Material.  Each Obligor will not, use, generate, manufacture, install, treat, release, store or dispose of any Hazardous Material, except in compliance with all applicable Environmental Laws or where the failure to comply would not reasonably be expected to result in a Material Adverse Change.

Section 9.16. Accounting Changes.  Except as required or permitted by IFRS, each Obligor will not make any significant change in accounting treatment without the consent of the Lenders, such consent not be unreasonably withheld or delayed.

Section 9.17. Compliance with ERISA.  No ERISA Affiliate of any Obligor shall cause (a) any event that would result in the imposition of a Lien with respect to any Title IV Plan or Multiemployer Plan or (b) any other ERISA Event that would, in the aggregate, have a Material Adverse Effect.  No Obligor shall cause or suffer to exist any event that could result in the imposition of a Lien with respect to any Benefit Plan that would have a Material Adverse Effect.

 Section 9.18. Deposit Accounts.   Each Obligor will not establish or maintain any bank account (other than an Excluded Account) that is not a Controlled Account and will not deposit proceeds in a bank account that is not a Controlled Account (other than an Excluded Account).

 Section 9.19. Outbound Licenses.  Each Obligor will not enter into or become bound by any outbound license or agreement for use of such Obligor’s Intellectual Property unless such outbound license or agreement is a Permitted License.

 Section 9.20. Inbound Licenses.  Each Obligor will not enter into or become bound by any inbound license or agreement (other than Permitted Licenses) for aggregate consideration paid for all such inbound licenses entered into pursuant to this Section 9.20 in excess of $2,500,000 per fiscal year unless (a) no Default has occurred and is continuing and (b) if the license or agreement is with an Obligor, such Obligor has taken such commercially reasonable actions as the Administrative Agent may reasonably request to obtain the consent of, or waiver by, any Person whose consent or waiver is necessary for the Administrative Agent to be granted a valid and perfected security interest in such license or agreement and to allow the Administrative Agent to fully exercise its rights under any of the Loan Documents in the event of a disposition or liquidation of the rights, assets or property that is the subject of such license or agreement.  The Administrative Borrower shall provide written notice to the Administrative Agent of the material terms of such license or agreement with a description of its anticipated and projected impact o0n such Person’s business or financial condition.

 Section 9.21. Non-Commingling.  Each Obligor will not commingle its funds or assets with those of any other entity, other than the Obligors, which is an Affiliate of such entity.

 Section 9.22. Canadian Defined Benefit Pension Plans.  Each Obligor will not contribute to, administrate, maintain, terminate, or underfund a Canadian Defined Benefit Pension Plan.

Article 10

Events of Default

 Section 10.01. Events of Default.  Each of the following events shall constitute an “Event of Default”:

(a)                      the Borrowers shall fail to pay any principal on the Term Loans when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for mandatory prepayment thereof or otherwise; or

(b)                      any Obligor shall fail to pay any Obligation (other than an amount referred to in Section 10.01(a)) when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days; or

(c)                      any representation or warranty made by or on behalf of an Obligor or any of its Subsidiaries (as applicable) in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall: (i) prove to have been incorrect when made or deemed made to the extent that such representation or warranty contains any materiality or Material Adverse Effect qualifier; or (ii) prove to have been incorrect in any material respect when made or deemed made to the extent that such representation or warranty does not otherwise contain any materiality or Material Adverse Effect qualifier; or

(d)                      any Obligor shall fail to observe or perform any covenant, condition or agreement contained in Sections 8.01(a)-(d), 8.02(a) and (b), 8.03(a) (with respect to such Obligor’s existence), 8.10, 8.11, 8.13, 8.15, 8.16, 8.17, 8.18, 8.19, or Article 9; or

(e)                      any Obligor shall fail to observe or perform any covenant, condition or agreement contained in Section 8.01 (other than in clauses (a)-(d)) and 8.02 (other than in clauses (a) and (b)), and, in the case of any failure that is capable of cure, such failure shall continue unremedied for a period of ten (10) or more days; or

(f)                       any Obligor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 10.01(a), (b), (d) or (e)) or any other Loan Document, and, in the case of any failure that is capable of cure, such failure shall continue unremedied for a period of thirty (30) or more days; or

(g)                      any Obligor shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness (other than with respect to Item 4 in Schedule 7.13A, so long as such non-payment is subject to a bona fide dispute contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS), when and as the same shall become due and payable after giving effect to any applicable grace or cure period as originally provided by the terms of such Indebtedness; or

(h)                      (i) any material breach of, or “event of default” or similar event under, the Contract governing any Material Indebtedness shall occur and such breach or “event of default” or similar event shall continue unremedied, uncured or unwaived after a period of five (5) Business Days after the expiration of any cure period thereunder, or (ii) any event or condition occurs (A) that results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this Section 10.01(h) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the Property securing such Material Indebtedness; or

(i)                       any Obligor:

(i)                        generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its Indebtedness, or proposes a compromise or arrangement or deed of company arrangement between it and any class of its creditors; or

(ii)                      shall (A) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any United States federal, state, provincial, territorial, Canadian federal, or other foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in Section 10.01(j), (C) apply for or consent to the appointment of a receiver, receiver and manager, interim receiver, manager, liquidator, trustee, custodian, sequestrator, conservator or similar official for an Obligor or for a substantial part of its assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors or (F) take any action for the purpose of effecting any of the foregoing; or

(j)                       an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of an Obligor or its debts, or of a substantial part of its assets, under any United States federal, state, provincial, territorial, Canadian federal, or other foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, receiver and manager, interim receiver, manager, liquidator, trustee, custodian, sequestrator, conservator or similar official for an Obligor or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

(k)                      one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 (excluding any amounts covered by insurance as to which the applicable carrier has accepted coverage) shall be rendered against any Obligor or any combination thereof and the same shall remain undischarged for a period of forty-five (45) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Obligor to enforce any such judgment; or

(l)                       (i) an ERISA Event shall have occurred that, in the reasonable opinion of the Lenders, when taken together with all other ERISA Events that have occurred, would reasonably be expected to have a Material Adverse Effect or (ii) the institution of any steps by any Obligor or any applicable regulatory authority to terminate a Canadian Pension Plan if such termination would reasonably be expected to have a Material Adverse Effect; or

(m)                    a Change of Control shall have occurred; or

(n)                      [Reserved]; or

(o)                      a Material Adverse Change shall have occurred; or

(p)                      (i) any Lien created by any of the Security Documents shall at any time not constitute a valid and perfected Lien in favor of the Administrative Agent on Collateral with an aggregate value in excess of $1,000,000, free and clear of all other Liens (other than Permitted Liens) except due to the action or inaction of the Administrative Agent or any Lender(s), (ii) except for expiration in accordance with its terms and except due to the action or inaction of the Administrative Agent or any Lender(s), the Security Documents or any Guarantee of any of the Obligations shall for whatever reason cease to be in full force and effect, or (iii) any of the Security Documents or any Guarantee of any of the Obligations, or the enforceability thereof, shall be repudiated or contested by any Obligor; or

(q)                      any injunction, whether temporary or permanent, shall be rendered against any Obligor that prevents the Obligors from selling or manufacturing any Product that has a Material Adverse Effect; or

(r)                       (i) the FDA or any other Governmental Authority (A) issues a letter or other communication asserting that any Product lacks a required Product Authorization (other than the revocation of any emergency use authorization), including in respect of CE marks or 510(k)s or (B) initiates enforcement action against, or issues a warning letter with respect to, any Obligor, or any of their Products or the manufacturing facilities therefor, that causes any Obligor thereof to discontinue marketing or withdraw any of its Products, or causes a delay in the manufacture of any of its Products, which discontinuance, withdrawal or delay would reasonably be expected to last for more than ninety (90) days, (ii) any Permit relating to any Product (including all Product Authorizations), or any of the Obligors’ material rights or interests thereunder, is terminated, adversely amended or otherwise determined to be ineffective in any manner materially adverse to any of the Obligors, in each case, for more than ninety (90) days,  (iii) there is a recall of any Product in any territory in the case of (i) or (ii) that would reasonably be expected to result in a loss of revenue equal to at least $3,000,000 over the twelve (12) month period following such event or (iv) any Obligor thereof enters into a settlement agreement with the FDA or any other Governmental Authority that results in aggregate liability as to any single or related series of transactions, incidents or conditions, in excess of $3,000,000 and such settlement remains unpaid past the payment date therefor.

 Section 10.02. Remedies.

(a)                      Upon the occurrence of any Event of Default, then, and in every such event (other than an Event of Default described in Section 10.01(i) or (j)), and at any time thereafter during the continuance of such event, the Majority Lenders may, by notice to the Administrative Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Term Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Term Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations, shall become due and payable immediately (in the case of the Term Loans, at the Redemption Price therefor), without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Obligor.

(b)                      Upon the occurrence of any Event of Default described in Section 10.01(i) or (j), the Commitments shall automatically terminate and the principal amount of the Term Loans then outstanding, together with accrued interest thereon and all fees and other Obligations, shall automatically become due and payable immediately (in the case of the Term Loans, at the Redemption Price therefor), without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Obligor.

(c)                      If any Lender collects any money or property pursuant to this Article 10, they shall pay out the money or property in the order set forth in Section 4.01(b).

 Section 10.03. Prepayment Premium and Redemption Price.  For the avoidance of doubt, the Prepayment Premium (as a component of the Redemption Price) shall be due and payable at any time the Term Loans become due and payable prior to the Stated Maturity Date for any reason, whether due to acceleration pursuant to the terms of this Agreement (in which case it shall be due immediately, upon the giving of notice to the Administrative Borrower in accordance with Section 10.02(a), or automatically, in accordance with Section 10.02(b)), by operation of law or otherwise (including, without limitation, on account of any bankruptcy filing).  In view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such acceleration, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Lenders, and any Prepayment Premium shall be due and payable upon such date.  Each Obligor hereby waives any defense to payment, whether such defense may be based in public policy, ambiguity, or otherwise.  The Obligors and the Lenders acknowledge and agree that any Prepayment Premium due and payable in accordance with this Agreement shall not constitute unmatured interest, whether under Section 502(b)(2) of the Bankruptcy Code or otherwise.  Each Obligor further acknowledges and agrees, and waives any argument to the contrary, that payment of such amount does not constitute a penalty or an otherwise unenforceable or invalid obligation.

Article 11

Guarantee

 Section 11.01. The Guarantee.  The Guarantors hereby jointly and severally guarantee to the Administrative Agent and each Lender, and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the principal of and interest on the Term Loans, all fees and other amounts and Obligations from time to time owing to the Administrative Agent and any Lender by the Borrowers under this Agreement or under any other Loan Document and by any other Obligor under any of the Loan Documents, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”).  The Guarantors hereby further jointly and severally agree that if the Borrowers shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

 Section 11.02. Obligations Unconditional.  The Obligations of the Guarantors under Section 11.01 are irrevocable, continuing, absolute and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the obligations of the Borrowers under this Agreement or any other agreement or instrument referred to herein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, to the fullest extent permitted by applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor, it being the intent of this Section 11.02 that the Obligations of the Guarantors hereunder shall be absolute and unconditional, joint and several, under any and all circumstances.  Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder, which shall remain absolute and unconditional as described above:

(a)                      at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(b)                      any of the acts mentioned in any of the provisions of this Agreement or any other agreement or instrument referred to herein shall be done or omitted;

(c)                      the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be modified, supplemented or amended in any respect (including, without limitation, any modification, supplement, or amendment that results in any increase in the Guaranteed Obligations, any change in the interest or fees payable, any renewal, extension, amendment, rescission, waiver, release, discharge, indulgence, compromise, arrangement, or any other variation in connection with the Guaranteed Obligations, any Loan Document, or any other agreement), or any right under this Agreement or any other agreement or instrument referred to herein shall be waived or any other Guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(d)                      any Lien or security interest granted to, or in favor of, any Lender as security for any of the Guaranteed Obligations shall fail to be perfected or otherwise be taken, exchanged, substituted, varied, released, impaired, or subordinated;

(e)                      any Guarantee of the Guaranteed Obligations shall be taken, released, impaired, amended, waived or otherwise modified;

(f)                       any of the Guaranteed Obligations, any Loan Document, or any related agreement, security, or instrument shall be illegal, invalid or unenforceable for any reason whatsoever;

(g)                      any Collateral or other assets shall be sold or disposed, and/or the proceeds of such sale or disposition applied, to satisfy all or part of the Guaranteed Obligations;

(h)                      any of the security or Collateral held for the Guaranteed Obligations shall lose or diminish in value, whether such loss or diminution arises from any act or omission of the Administrative Agent or any Lender;

(i)                       there shall be any Default, failure, or delay, willful or otherwise, in the payment and/or performance of the Guaranteed Obligations;

(j)                       there shall be any change, restructuring or termination of the corporate structure, ownership or existence of any Obligor or any of its Subsidiaries or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligor or its assets or any resulting restructuring, compromise, release or discharge of any Guaranteed Obligations;

(k)                      there shall be any failure of any of the Administrative Agent or any Lender to disclose to any Obligor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Obligor, or any other information now or hereafter known to the Administrative Agent or such Lender;

(l)                       any person shall fail to execute or deliver this Agreement (including the Guarantee in this Article 11) or any other Guarantee or agreement or the release or reduction of liability of any Obligor or surety with respect to the Guaranteed Obligations;

(m)                    any of the Administrative Agent or any Lender shall fail to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of any Loan Document or otherwise;

(n)                      any Obligor shall assert any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, such against any of the Administrative Agent or any Lender; or

(o)                      any other circumstance (including, without limitation, any statute of limitations) or manner of administering the Guaranteed Obligations shall exist or occur, or any of the Administrative Agent or any Lender shall rely on any representation, in each case, that might vary the risk of any Obligor or otherwise operate as a defense available to, or a legal or equitable discharge of, any Obligor or surety.

The Guarantors hereby expressly waive diligence, presentment, demand of payment, demand for performance, protest, dishonor, promptness, presentment, default, acceleration, and all notices whatsoever (including, without limitation, notice of non-performance and notice of acceptance), and any requirement that the Administrative Agent or any Lender exhaust any right, power or remedy or proceed against the Borrowers under this Agreement or any other agreement or instrument referred to herein, or against any other Person under any other Guarantee of, or security for, any of the Guaranteed Obligations. Without limiting the generality of the foregoing, the Administrative Agent and the Lenders may resort to the Guarantors for payment and performance of the Guaranteed Obligations whether or not the Administrative Agent and the Lenders shall have resorted to any Collateral therefor or shall have proceeded against any Borrower or any other Obligors or guarantors with respect to the Guaranteed Obligations. The Administrative Agent and the Lenders may, at their option, proceed against the Guarantors and the Borrowers, jointly and severally, or against one or more Guarantors only without having obtained a judgment against any Borrower.

 Section 11.03. Reinstatement.  The obligations of the Guarantors under this Article 11 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrowers in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Guarantors jointly and severally agree that they will indemnify the Administrative Agent and each Lender on demand for all reasonable costs and expenses (including reasonable fees of counsel) incurred by such Persons in connection with such rescission or restoration, including any such reasonable costs and expenses incurred in defending against any Claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar Law.

 Section 11.04. Subrogation.  The Guarantors hereby jointly and severally agree that, until the payment and satisfaction in full of all Guaranteed Obligations (other than the Warrant Obligations and inchoate indemnity obligations) and the expiration and termination of the Commitments, they shall not exercise any right or remedy arising by reason of any performance by them of their Guarantee in Section 11.01, whether by subrogation or otherwise, against the Borrowers or any other guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations.

 Section 11.05. Remedies.  The Guarantors jointly and severally agree that, as between the Guarantors, on one hand, and the Lenders, on the other hand, the obligations of the Borrowers under this Agreement and under the other Loan Documents may be declared to be forthwith due and payable as provided in Article 10 (and shall be deemed to have become automatically due and payable in the circumstances provided in Article 10) for purposes of Section 11.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrowers and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrowers) shall forthwith become due and payable by the Guarantors for purposes of Section 11.01.

 Section 11.06. Instrument for the Payment of Money.  Each Guarantor hereby acknowledges that the Guarantee in this Article 11 constitutes an instrument for the payment of money, and consents and agrees that each Lender, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to proceed by motion for summary judgment in lieu of complaint pursuant to N.Y. Civ. Prac. L&R § 3213.

 Section 11.07. Continuing Guarantee.  The Guarantee in this Article 11 is a continuing guarantee, and shall apply to all Guaranteed Obligations whenever arising. Without limiting the generality of the foregoing, the Guarantors hereby unconditionally and irrevocably waive any right to revoke this Guarantee in this Article 11 and acknowledge that the Guarantee in this Article 11 is continuing in nature, shall guarantee any ultimate balance owing to any of the Administrative Agent or any Lender, and applies to all presently existing and future Guaranteed Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Guaranteed Obligations. The Guarantee in this Article 11 shall continue to apply to all Guaranteed Obligations owing to the Administrative Agent and the Lenders by any entity resulting from any Obligor merging, amalgamating, or otherwise entering into any other business combination transaction with one or more other entities.

 Section 11.08. Rights of Contribution.  The Guarantors hereby agree, as between themselves, that if any Guarantor shall become an Excess Funding Guarantor (as defined below) by reason of the payment by such Guarantor of any Guaranteed Obligations, each other Guarantor shall, on demand of such Excess Funding Guarantor (but subject to the next sentence), pay to such Excess Funding Guarantor an amount equal to such Guarantor’s Pro Rata Share (as defined below and determined, for this purpose, without reference to the properties, debts and liabilities of such Excess Funding Guarantor) of the Excess Payment (as defined below) in respect of such Guaranteed Obligations.  The payment obligation of a Guarantor to any Excess Funding Guarantor under this Section 11.08 shall be subordinate and subject in right of payment to the prior payment in full of the obligations of such Guarantor under the other provisions of this Article 11 and such Excess Funding Guarantor shall not exercise any right or remedy with respect to such excess until payment and satisfaction in full of all of such obligations.

For purposes of this Section 11.08, (a) “Excess Funding Guarantor” means, in respect of any Guaranteed Obligations, a Guarantor that has paid an amount in excess of its Pro Rata Share of such Guaranteed Obligations, (b) “Excess Payment” means, in respect of any Guaranteed Obligations, the amount paid by an Excess Funding Guarantor in excess of its Pro Rata Share of such Guaranteed Obligations and (c) “Pro Rata Share” means, as of the date of determination, for any Guarantor, the ratio (expressed as a percentage) of (i) the amount by which the aggregate present fair saleable value of all properties of such Guarantor (excluding any shares of stock of any other Guarantor) exceeds the amount of all the debts and liabilities of such Guarantor (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of such Guarantor hereunder and any obligations of any other Guarantor that have been guaranteed by such Guarantor) to (ii) the amount by which the aggregate fair saleable value of all properties of all of the Guarantors exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of the Borrowers and the Guarantors hereunder and under the other Loan Documents) of all of the Guarantors, determined (A) with respect to any Guarantor that is a party hereto on the Original Closing Date, as of such date, and (B) with respect to any other Guarantor, as of the date such Guarantor becomes a Guarantor hereunder.

 Section 11.09. General Limitation on Guarantee Obligations.  In any action or proceeding involving any provincial, territorial, foreign or state corporate Law, or any state, federal, provincial, territorial, or foreign bankruptcy, insolvency, reorganization or other Law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 11.01 would otherwise, taking into account the provisions of Section 11.08, be held or determined to be void, invalid or unenforceable, or subordinated to the Claims of any other creditors, on account of the amount of its liability under Section 11.01, then, notwithstanding any other provision hereof to the contrary, the amount of such liability shall, without any further action by such Guarantor, the Administrative Agent, the Lenders or any other Person, be automatically limited and reduced to the highest amount that is valid and enforceable and not subordinated to the Claims of other creditors as determined in such action or proceeding.

 Section 11.10.  Irish Limitation on Guarantee Obligations.  The obligations of each Irish Obligor under Section 11.01 shall be deemed not to be undertaken or incurred to the extent the same would:

(a)                      constitute unlawful financial assistance prohibited by section 82 of the Companies Act 2014 of Ireland; or

(b)                      constitute a breach of section 239 of the Companies Act 2014 of Ireland,

provided that (in the case of both (a) and (b) above), for the avoidance of doubt, to the extent that any such obligations under Section 11.01 have been validated by a summary approval procedure in accordance with the Companies Act 2014 of Ireland, they shall not constitute unlawful financial assistance under the said section 82 or a breach of the said section 239 (as applicable).

Article 12

Administrative Agent

 Section 12.01. Appointment.  Each of the Lenders hereby irrevocably appoints Perceptive to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article 12 are solely for the benefit of the Administrative Agent and the Lenders, and neither the Borrowers nor any other Obligor will have rights as a third‑party beneficiary of any of such provisions.  It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law.  Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

 Section 12.02. Rights as a Lender.  The Person serving as the Administrative Agent hereunder will have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” will, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity to the extent such Person is a Lender.  The Lenders acknowledge and agree that such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the Borrowers, the other Obligors or any other Subsidiaries or Affiliates of the Obligors as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

 Section 12.03. Exculpatory Provisions.

(a)                      The Administrative Agent will not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder are administrative in nature.  Without limiting the generality of the foregoing, the Administrative Agent:

(i)                        will not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)                      will not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as will be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent will not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including any action that may be in violation of the automatic stay under any Insolvency Proceeding; and

(iii)                     will not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and will not be liable for the failure to disclose, any information relating to the Obligors or any of its Subsidiaries or Affiliates, that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(b)                      The Administrative Agent will not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as will be necessary, or as the Administrative Agent believes in good faith will be necessary, under the circumstances), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and non‑appealable judgment.  The Administrative Agent will be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrowers or a Lender.

(c)                      The Administrative Agent will not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 6 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

 Section 12.04. Reliance by Administrative Agent.  The Administrative Agent will be entitled to rely upon, and will not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and will not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of the Term Loans that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent has received notice to the contrary from such Lender prior to the making of the Term Loans.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and will not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

 Section 12.05. Delegation of Duties.  The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub‑agents appointed by the Administrative Agent.  The Administrative Agent and any such sub‑agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates.  The exculpatory provisions of this Article 12 will apply to any such sub‑agent and to the Affiliates of the Administrative Agent and any such sub‑agent, and will apply to their respective activities in connection with the syndication of the facility as well as activities as Administrative Agent.  The Administrative Agent will not be responsible for the negligence or misconduct of any sub‑agents except to the extent that a court of competent jurisdiction determines in a final and non‑appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub‑agents.

 Section 12.06. Resignation of Agent.

(a)                      The Administrative Agent may at any time give notice of its resignation to the Lenders and the Administrative Borrower, which notice shall set forth the effective date of such resignation (the “Resignation Effective Date”), such date not to be earlier than the thirtieth (30th) day following the date of such notice.  The Majority Lenders and the Administrative Borrower shall mutually agree upon a successor to the Administrative Agent.  If the Majority Lenders and the Administrative Borrower are unable to so mutually agree and no successor shall have been appointed within twenty‑five (25) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but will not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent it shall designate (in its reasonable discretion after consultation with the Borrowers and the Majority Lenders).  Whether or not a successor has been appointed, such resignation will become effective in accordance with such notice on the Resignation Effective Date.

(b)                      With effect from the Resignation Effective Date (i) the retiring Administrative Agent will be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent will continue to hold such Collateral until such time as a successor Administrative Agent is appointed) and (ii) except for any indemnity payments owed to the retiring Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent will instead be made by or to each Lender directly, until such time, if any, as the Majority Lenders appoint a successor Administrative Agent as provided for above.  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor will succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Administrative Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent), and the retiring Administrative Agent will be discharged from all of its duties and obligations hereunder or under the other Loan Documents.  The fees payable by the Borrowers to a successor Administrative Agent will be the same as those payable to its predecessor unless otherwise agreed between the Administrative Borrower and such successor.  After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article 12 and Sections 13.03 and 13.06 will continue in effect for the benefit of such retiring Administrative Agent, its sub‑agents and their respective Affiliates in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

 Section 12.07. Non‑Reliance on Administrative Agent and Other Lenders.  Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Affiliates and based on such documents and information as it will from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

 Section 12.08. Administrative Agent May File Proofs of Claim.  In case of the pendency of any Insolvency Proceeding or any other judicial proceeding relative to the Borrowers, the Administrative Agent (irrespective of whether the principal of the Term Loans will then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent has made any demand on the Borrowers) will be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a)                      to file and prove a Claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loans and all other Obligations that are owing and unpaid hereunder or under any other Loan Document and to file such other documents as may be necessary or advisable in order to have the Claims of the Lenders and the Administrative Agent (including any Claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under this Agreement or any other Loan Document) allowed in such judicial proceeding; and

(b)                      to collect and receive any monies or other property payable or deliverable on any such Claims and to distribute the same.

Any custodian, receiver, receiver and manager, interim receiver, manager, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make any payments of the type described above in this Section 12.08 to the Administrative Agent and, in the event that the Administrative Agent consents to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under this Agreement or any other Loan Document.

 Section 12.09. Collateral and Guaranty Matters; Appointment of Collateral Agent.

(a)                      Without limiting the provisions of Section 12.08, the Lenders irrevocably agree as follows:

(i)                         the Administrative Agent is authorized, at its option and in its discretion, to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (A) on the date when all Obligations have been satisfied in full in cash (other than Warrant Obligations and contingent obligations as to which no Claims have been asserted), (B) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Loan Documents, or (C) subject to Sections 13.01 and 13.04, if approved, authorized or ratified in writing by the Majority Lenders; and

(ii)                       the Administrative Agent is authorized, at its option and discretion, to release any Guarantor, from its obligations hereunder if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, each Lender will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of Collateral, or to release any Guarantor from its obligations under its guaranty pursuant to this Section 12.09.

(b)                      The Administrative Agent will not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Obligor in connection therewith, nor will the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

(c)                      Each Lender hereby appoints the Administrative Agent as its collateral agent under each of the Security Documents and agrees that, in so acting, the Administrative Agent will have all of the rights, protections, exculpations, indemnities and other benefits provided to the Administrative Agent under this Agreement, and hereby authorizes and directs the Administrative Agent, on behalf of such Lender and all Lenders, without the necessity of any notice to or further consent from any of the Lenders, from time to time to (i) take any action with respect to any Collateral or any Security Document which may be necessary to perfect and maintain perfected the Liens on the Collateral granted pursuant to any such Security Document or protect and preserve the Administrative Agent’s ability to enforce the Liens or realize upon the Collateral, (ii) act as collateral agent for each Lender for purposes of acquiring, holding, enforcing and perfecting all Liens created by the Loan Documents and all other purposes stated therein, (iii) enter into intercreditor or subordination agreements, as the case may be, in connection with Indebtedness permitted pursuant to Sections 9.01(e), (iv) enter into non‑disturbance or similar agreements in connection with licensing agreements and arrangements permitted by this Agreement and the other Loan Documents and (v) otherwise to take or refrain from taking any and all action that the Administrative Agent shall deem necessary or advisable in fulfilling its role as collateral agent under any of the Security Documents.

Article 13

Miscellaneous

Section 13.01.  No Waiver.  No failure on the part of the Administrative Agent or the Lenders to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under any Loan Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The remedies provided herein are cumulative and not exclusive of any remedies provided by Law.

Section 13.02.  Notices.  All notices, requests, instructions, directions and other communications provided for herein (including any modifications of, or waivers, requests or consents under, the Loan Documents) shall be given or made in writing (including by telecopy or electronic mail) delivered, if to the Administrative Borrower, another Obligor, the Administrative Agent or the Lenders, to its address specified on Schedule 2 hereto or its Guarantee Assumption Agreement, as the case may be, or at such other address as shall be designated by such party in a notice to the other parties.  Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given upon receipt of a legible copy thereof, in each case given or addressed as aforesaid.  All such communications provided for herein by telecopy or electronic mail shall be confirmed in writing promptly after the delivery of such communication (it being understood that non‑receipt of written confirmation of such communication shall not invalidate such communication).

Section 13.03  Expenses, Indemnification, Etc.

(a)                      Expenses.  Each Obligor agrees to pay or reimburse (i) the Administrative Agent and the Lenders for all of their reasonable and documented out of pocket costs and expenses (including the reasonable and documented fees and expenses of Chapman and Cutler LLP, counsel to the Administrative Agent) in connection with (A) the negotiation, preparation, execution and delivery of the Original Credit Agreement, the Second A&R Credit Agreement, the Third A&R Credit Agreement, the Fourth A&R Credit Agreement, the Fifth A&R Credit Agreement, this Agreement and the other Loan Documents and (B) the discussions regarding, and the negotiation or preparation of, any amendment, modification, supplement or waiver of any of the terms of this Agreement or any of the other Loan Documents (whether or not documented or consummated, including the reasonable fees and expenses of legal counsel) and (ii) the Administrative Agent and the Lenders for all of their reasonable and documented out of pocket costs and expenses (including the reasonable fees and expenses of legal counsel) in connection with any enforcement or collection proceedings resulting from the occurrence of an Event of Default.

(b)                      Indemnification.  Each Obligor hereby indemnifies the Administrative Agent, the Lenders, their respective Affiliates, and their respective directors, officers, employees, attorneys, agents and advisors (each, an “Indemnified Party”) from and against, and agrees to hold them harmless against, any and all Claims and Losses of any kind (including reasonable fees and disbursements of counsel), joint or several, that is incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to this Agreement or any of the other Loan Documents or the Transactions or any use made or proposed to be made with the proceeds of the Term Loans, whether or not such investigation, litigation or proceeding is brought by an Obligor, any of its shareholders or creditors, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto, and whether or not any of the conditions precedent set forth in Article 6 are satisfied or the other Transactions contemplated by this Agreement are consummated, except to the extent such Claim or Loss is found in a final, non‑appealable judgment by a court of competent jurisdiction to have resulted from any Indemnified Party’s gross negligence or willful misconduct.  No Obligor shall assert any Claim against any Indemnified Party, on any theory of liability, for consequential, indirect, special or punitive damages arising out of or otherwise relating to this Agreement or any of the other Loan Documents or any of the Transactions or the actual or proposed use of the proceeds of the Term Loans.  This Section shall not apply to Taxes other than Taxes relating to a non‑Tax Claim or Loss governed by this Section 13.03(b).

 Section 13.04. Amendments, Etc.  Except as otherwise expressly provided in this Agreement, any provision of this Agreement or any other Loan Document (except for the Warrant Certificates, which may be amended, modified, waived or supplemented in accordance with the terms thereof) may be amended, modified, waived or supplemented only by an instrument in writing signed by the Borrowers, the Administrative Agent and the Majority Lenders; provided that:

(a)                      no amendment, waiver or consent shall, unless in writing and signed by all of the Lenders, do any of the following at any time:

(i)                        change the number of Lenders or the percentage of (A) the Commitments or (B) the aggregate unpaid principal amount of the Term Loans that, in each case, shall be required for the Lenders or any of them to take any action hereunder (including pursuant to any change to the definition of “Majority Lenders”);

(ii)                      release one or more Guarantors (or otherwise limit such Guarantors’ liability with respect to the Obligations owing to the Lenders under the Guarantees) if such release or limitation is in respect of all or substantially all of the value represented by the Guarantees to the Lenders;

(iii)                     release, or subordinate the Lenders’ Liens in, all or substantially all of the Collateral in any transaction or series of related transactions (other than in connection with any sale of Collateral permitted herein); or

(iv)                     amend any provision of this Section 13.04;

(b)                      no amendment, waiver or consent shall, unless in writing and signed by each Lender specified below for such amendment, waiver or consent:

(i)                         increase the Commitments of a Lender without the consent of such Lender;

(ii)                      reduce the principal of, or stated rate of interest on, or any Prepayment Premium payable on, the Term Loans owed to a Lender or any fees or other amounts stated to be payable hereunder or under the other Loan Documents to such Lender without the consent of such Lender;

(iii)                     postpone any date scheduled for any payment of principal of, or interest on, the Term Loans, any date scheduled for payment or for any date fixed for any payment of fees hereunder (excluding the due date of any mandatory prepayment of the Term Loans), in each case payable to a Lender without the consent of such Lender;

(iv)                     change the order of application of prepayment of the Term Loans from the application thereof set forth in the applicable provisions of Section 4.01(b) in any manner that adversely affects the Lenders without the consent of holders of a majority of the Commitments or Term Loans outstanding or otherwise change any provision requiring the pro rata distributions hereunder among the Lenders without all Lenders’ consent; or

(v)                       modify Section 2.02 without the consent of each Lender directly and adversely affected thereby.

Section 13.05.  Successors and Assigns.

(a)                      General.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by such Obligor without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (e) of this Section) and, to the extent expressly contemplated hereby, the Indemnified Parties of the Lenders) any legal or equitable right, remedy or Claim under or by reason of this Agreement.

(b)                      Amendments to Loan Documents; Majority Lender Vote.  Each of the Lenders and the Obligors agrees to enter into such amendments to the Loan Documents, and such additional Security Documents and other instruments and agreements, in each case in form and substance reasonably acceptable to the Lenders and the Obligors, as shall reasonably be necessary to implement and give effect to any assignment made by any Lender (or any direct or indirect assignee thereof) from time to time under this Section 13.05.

(c)                      Assignments by Lenders.

(i)                        Subject to the conditions set forth in paragraph (c)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Assignee) all or a portion of its rights and obligations under the Loan Documents (including all or a portion of its Commitment and the Term Loans at the time owing to it) (A) with the prior written consent (such consent not to be unreasonably withheld) of the Administrative Agent and (B) so long as no Default shall have occurred and is continuing, upon notice to the Administrative Borrower; provided that no consent of the Administrative Agent nor notice to the Administrative Borrower shall be required for an assignment of any Commitment or of all or any portion of the Term Loans to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii)                      Assignments shall be subject to the following additional conditions:

(A)                  except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Term Loan, the amount of the Commitment or Term Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than $500,000, unless the Administrative Agent otherwise consents;

(B)                   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement and the other Loan Documents; and

(C)                   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement in form and substance reasonably satisfactory to Administrative Agent.

(iii)                     Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment Agreement, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under the Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under the Loan Documents (and, in the case of an Assignment Agreement covering all of the assigning Lender’s rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto).  Any assignment or transfer by a Lender of rights or obligations under the Loan Documents that does not comply with this Section 13.05 shall be treated for purposes of the Loan Documents as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

(d)                      Register.  The Administrative Agent, acting for this purpose as a non‑fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.  No assignment shall be effective for purposes of this Agreement unless (i) it has been recorded in the Register as provided in this paragraph and (ii) any written consent to such assignment required by paragraph (b) of this Section has been obtained.

(e)                      Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrowers, sell participations to any Person (a “Participant”), other than a natural person, in all or a portion of such Lender’s rights and obligations under the Loan Documents (including all or a portion of its Commitment and the Term Loans owing to it); provided that (i) such Lender’s obligations under the Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers shall continue to deal solely and directly with such Lender in connection therewith.

(f)                       Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that would (i) increase or extend the term of such Lender’s Commitment, (ii) extend the date fixed for the payment of principal of or interest on the Term Loans or any portion of any fee hereunder payable to the Participant, (iii) reduce the amount of any such payment of principal, or (iv) reduce the rate at which interest is payable thereon to a level below the rate at which the Participant is entitled to receive such interest. The Borrowers agree that each Participant shall be entitled to the benefits of Section 5.03 (subject to the requirements and limitations therein, including the requirements under Section 5.03(f) (it being understood that the documentation required under Section 5.03(f) shall be delivered to the Borrowers and the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.05(a), provided that such Participant (A) agrees to be subject to the provisions of Section 5.03(h) as if it were an assignee under Section 13.05(a); and (B) shall not be entitled to receive any greater payment under Section 5.03, with respect to any participation, than its participating Lender would have been entitled to receive, unless the sale of the participation to such Participant is made with the Administrative Borrower’s prior written consent.  To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 4.04(a) as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non‑fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Term Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103‑1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(g)                      Certain Pledges.  Subject to Section 13.05(c), the Lenders may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and any other Loan Document to secure obligations of the Lenders, including any pledge or assignment to secure obligations to a Federal Reserve Bank or another central bank; provided that no such pledge or assignment shall release the Lenders from any of their obligations hereunder or substitute any such pledgee or assignee for the Lenders as a party hereto.

Section 13.06.  Survival.  The obligations of the Borrowers under Sections 5.01, 5.02, 5.03, 13.03, 13.05, 13.09, 13.10, 13.11, 13.12, 13.13, 13.14, 13.15 and Article 11 (solely to the extent guaranteeing any of the obligations under the foregoing Sections) shall survive the repayment of the Obligations and the termination of the Commitments and, in the case of any Lender’s assignment of any interest in the Commitments or the Term Loans hereunder, shall survive, in the case of any event or circumstance that occurred prior to the effective date of such assignment, the making of such assignment, notwithstanding that such Lenders may cease to be a “Lender” hereunder.  In addition, each representation and warranty made, or deemed to be made by a notice of the Term Loans, herein or pursuant hereto shall survive the making of such representation and warranty.

Section 13.07.   Captions.  The table of contents and captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

Section 13.08.  Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.  Delivery of an executed signature page of this Agreement by facsimile transmission or electronic transmission (in PDF or DocuSign format) shall be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 13.09.  GOVERNING LAW.  THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN THE CANADIAN SECURITY AGREEMENT, IRISH DEBENTURE AND ANY OTHER LOAN DOCUMENTS WHICH ARE SPECIFICALLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION), THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER, AND ALL CLAIMS, DISPUTES AND MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS (OTHER THAN SECTION 5‑1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 13.10.  JURISDICTION, SERVICE OF PROCESS AND VENUE.

(a)                      SUBMISSION TO JURISDICTION.  EACH OBLIGOR AGREES THAT ANY SUIT, ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY OR ANY JUDGMENT ENTERED BY ANY COURT IN RESPECT THEREOF SHALL BE BROUGHT IN THE SUPREME COURT OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EITHER CASE, SITTING IN NEW YORK COUNTY (EXCEPT, WITH RESPECT TO THE CANADIAN SECURITY AGREEMENT, IRISH DEBENTURE AND ANY OTHER LOAN DOCUMENT, AS OTHERWISE EXPRESSLY PROVIDED THEREIN) AND IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF EACH SUCH COURT FOR THE PURPOSE OF ANY SUCH SUIT, ACTION, PROCEEDING OR JUDGMENT

(b)                      Alternative Process. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.02.  Nothing herein shall in any way be deemed to limit the ability of any party to this Agreement to serve any process in any other manner permitted by applicable Law.

(c)                      WAIVER OF VENUE, ETC.  EACH OBLIGOR IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT PERMITTED BY SECTION 13.10(A) AND HEREBY FURTHER IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  A FINAL JUDGMENT (IN RESPECT OF WHICH TIME FOR ALL APPEALS HAS ELAPSED) IN ANY SUCH SUIT, ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY COURT TO THE JURISDICTION OF WHICH SUCH OBLIGOR IS OR MAY BE SUBJECT, BY SUIT UPON JUDGMENT.

Section 13.11.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 13.12.  WAIVER OF IMMUNITY.  TO THE EXTENT THAT ANY OBLIGOR MAY BE OR BECOME ENTITLED TO CLAIM FOR ITSELF OR ITS PROPERTY OR REVENUE ANY IMMUNITY ON THE GROUND OF SOVEREIGNTY OR THE LIKE FROM SUIT, COURT JURISDICTION, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF A JUDGMENT OR EXECUTION OF A JUDGMENT, AND TO THE EXTENT THAT IN ANY SUCH JURISDICTION THERE MAY BE ATTRIBUTED SUCH AN IMMUNITY (WHETHER OR NOT CLAIMED), SUCH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO CLAIM AND HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

Section 13.13.  Entire Agreement.  This Agreement and the other Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Each Obligor acknowledges, represents and warrants that in deciding to enter into this Agreement and the other Loan Documents or in taking or not taking any action hereunder or thereunder, it has not relied, and will not rely, on any statement, representation, warranty, covenant, agreement or understanding, whether written or oral, of or with the Lenders other than those expressly set forth in this Agreement and the other Loan Documents.

Section 13.14.  Severability.  If any provision hereof is found by a court to be invalid or unenforceable, to the fullest extent permitted by applicable Law the parties agree that such invalidity or unenforceability shall not impair the validity or enforceability of any other provision hereof.

Section 13.15.  No Fiduciary Relationship.  The Administrative Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Obligors, their stockholders or equity holders and/or their Affiliates (collectively, solely for purposes of this paragraph, the “Obligors”). The Obligors acknowledge that the Lenders have no fiduciary relationship with, or fiduciary duty to, any Obligor arising out of or in connection with this Agreement or the other Loan Documents, and the relationship between each Lender and each Obligor are solely that of creditors and debtors.  This Agreement and the other Loan Documents do not create a joint venture among the parties.

Section 13.16.  USA Patriot Act.  The Administrative Agent and the Lenders hereby notify the Obligors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107‑56 (signed into law October 26, 2001)) (the “Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), they are required to obtain, verify and record information that identifies the Obligors, which information includes the name and address of each Obligor and other information that will allow the Administrative Agent and such Lender to identify each Obligor in accordance with the Act and Beneficial Ownership Regulation, including a beneficial ownership certification in form and substance acceptable to the Administrative Agent.

Section 13.17.  Treatment of Certain Information; Confidentiality.  The Lenders agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed to (a) its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, trustees, advisors and representatives (collectively, “Representatives”) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self‑regulatory authority, such as FINRA or the National Association of Insurance Commissioners) or any exchange, (c) to the extent required by the applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those in this Section 13.17, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers or any Guarantor and its obligation, (g) with the consent of the Borrowers or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 13.17  or (ii) becomes available to the Lender, or any of its respective Representatives on a nonconfidential basis from a source other than the Borrowers or any other Obligor.  For purposes of this Section 13.17, “Information” means all information received from an Obligor relating to such Obligor or its Subsidiary or any of their respective businesses, except that the term “Information” shall not include, and the Lenders shall not be subject to any confidentiality obligation with respect to any information that (A) is or becomes available to the Lender or any of its Representatives on a nonconfidential basis prior to disclosure by an Obligor or its Subsidiary, (B) becomes available to a Lender or any of its Representatives after disclosure by an Obligor or its Subsidiary from a source that, to the knowledge of such Lender, is not subject to a confidentiality obligation to such Obligor or Subsidiary (C) is or becomes publicly available other than as a result of a breach by such Lender, or (D) is developed by a Lender or any of its Representatives.  Any Person required to maintain the confidentiality of Information as provided in this Section 13.17 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

In the case of any Lender that has elected to receive material non‑public information pursuant to Section 8.02, such Lender acknowledges that (x) the Information may include material non‑public information concerning an Obligor or its Subsidiary, as the case may be, (y) it has developed compliance procedures regarding the use of material non‑public information and (z) it will handle such material non‑public information in accordance with applicable Law, including United States federal and state securities Laws.

Section 13.18.  Releases of Guarantees and Liens.

(a)                      Notwithstanding anything to the contrary contained herein or in any other Loan Document, each Lender agrees, and the Administrative Agent is hereby irrevocably authorized by each Lender and given a limited power of attorney by each Lender to perform the actions described hereafter in this Section 13.18 (without requirement of notice to or consent of any Lender except as expressly required by Section 13.04) to take any action reasonably requested by the Borrowers having the effect of releasing any Collateral or Obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to by the Lenders or (ii) under the circumstances described in paragraph (b) below.

(b)                      At such time as the Term Loans and the other Obligations (other than the inchoate indemnity obligations and Warrant Obligations) under the Loan Documents shall have been paid in full in cash and the Commitments have been terminated, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Obligor under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

Section 13.19.   Acknowledgement and Consent to Bail‑In of Affected Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write‑Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)                      the application of any Write‑Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)                      the effects of any Bail‑In Action on any such liability, including, if applicable:

(i)                        a reduction in full or in part or cancellation of any such liability;

(ii)                      a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)                     the variation of the terms of such liability in connection with the exercise of the Write‑Down and Conversion Powers of the applicable Resolution Authority.

 Section 13.20.   Judgment Currency.

(a)                      The obligations of any Obligor under this Agreement and the other Loan Documents to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or Lender of the full amount of Dollars expressed to be payable to the Administrative Agent or such Lender under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing a judgment against any Obligor in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than Dollars (such other currency, the “Judgment Currency”) an amount due in Dollars, the conversion shall be made at the rate of exchange quoted by the Administrative Agent, determined, in each case, as of the Business Day immediately preceding the day on which the judgment is given (such Business Day, the “Judgment Currency Conversion Date”).

(b)                      If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, each Obligor covenants and agrees to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the actual date of payment, will produce the amount of Dollars that could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.

(c)                      For purposes of determining any rate of exchange for this Section 13.20, such amounts shall include any premium and costs payable in connection with the purchase of Dollars.

Section 13.21.       Administrative Borrower.  Each Borrower hereby designates U.S. Holdings as the administrative Borrower (in such capacity, the “Administrative Borrower”) to act as its representative and agent on its behalf, for the purposes of giving instructions with respect to the disbursement of the proceeds of the Term Loans, giving and receiving all notices and consents hereunder or under any of the other Loan Documents and taking all other actions on behalf of each Borrower under the Loan Documents.  The Administrative Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from U.S. Holdings in its capacity as Administrative Borrower as a notice or communication from each Borrower.  Each warranty, covenant, agreement and undertaking made on behalf of each Borrower by U.S. Holdings in its capacity as Administrative Borrower for the Borrowers shall be deemed for all purposes to have been made by each Borrower and shall be binding upon and enforceable against each Borrower to the same extent as it if the same had been made directly by each Borrower.  Such appointment shall remain in full force and effect unless and until the Administrative Agent shall have received written notice signed by each Borrower terminating such appointment.  Borrowers shall have the right, to appoint another Borrower as the Administrative Borrower with the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed).  It is understood that the handling of the loan account and Collateral of the Borrowers in a combined fashion, as more fully set forth herein, is done solely as an accommodation to the Borrowers in order to utilize the collective borrowing powers of the Borrowers in the most efficient and economical manner and at their request, and that neither the Administrative Agent nor the Lenders shall incur liability to the Borrowers as a result hereof.  Each Borrower expects to derive benefit, directly or indirectly, from the handling of the loan account and the Collateral in a combined fashion since the successful operation of each Borrower is dependent on the continued successful performance of the integrated group.  To induce the Administrative Agent and the Lenders to do so, and in consideration thereof, each Borrower hereby jointly and severally agrees to indemnify the Administrative Agent and hold each Indemnified Party harmless against any and all liability, expense, loss or claim of damage or injury, made against such Indemnified Party by any Borrower or by any third party whosoever, arising from or incurred by reason of (a) the handling of the loan account and Collateral of the Borrowers as herein provided, (b) the Administrative Agent and the Lenders relying on any instructions of the Administrative Borrower, or (c) any other action taken by the Administrative Agent or any Lender hereunder or under the other Loan Documents.

Section 13.22.    Joint and Several Liability of Borrowers.

(a)                      Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Administrative Agent and the Lenders under the Loan Documents, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the Borrowers to accept joint and several liability for the Obligations.

(b)                      Each Borrower, jointly and severally, hereby irrevocably and conditionally accepts, not merely as a surety but also as a co‑debtor, joint and several liability with the other Borrower, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 13.22), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them.

(c)                      If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrower will make such payment with respect to, or perform, such Obligation until such time as all of the Obligations are paid in full.

(d)                      The Obligations of each Borrower under the provisions of this Section 13.22 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of the provisions of this Agreement (other than this Section 13.22(d)) or any other circumstances whatsoever.

(e)                      Except as otherwise expressly provided in this Agreement, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of any Term Loans, notice of the occurrence of any Default, Event of Default, or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent or the  Lenders under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement).  Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or the Lenders at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent or the Lenders in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower.  Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of the Administrative Agent or a Lender with respect to the failure by any Borrower to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which would, but for the provisions of this Section 13.22 afford grounds for terminating, discharging or relieving any Borrower, in whole or in part, from any of its Obligations under this Section 13.22, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Borrower under this Section 13.22 shall not be discharged except by performance and then only to the extent of such performance.  The Obligations of each Borrower under this Section 13.22 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Borrower or the Administrative Agent or a Lender.

(f)                       Each Borrower represents and warrants to the Administrative Agent and the Lenders that such Borrower is currently informed of the financial condition of the Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations.  Each Borrower further represents and warrants to the Administrative Agent and the Lenders that such Borrower has read and understands the terms and conditions of the Loan Documents.  Each Borrower hereby covenants that such Borrower will continue to keep informed of the other Borrower’s financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.

(g)                      The provisions of this Section 13.22 are made for the benefit of the Administrative Agent and each Lender, and their successors and assigns, and may be enforced by it or them from time to time against any or all of the Borrowers as often as occasion therefor may arise and without requirement on the part of the Administrative Agent or each Lender, or any of their successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy.  The provisions of this Section 13.22 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied.  If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Administrative Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 13.22 will forthwith be reinstated in effect, as though such payment had not been made.

(h)                      Each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrower with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to the Administrative Agent or the Lenders with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been paid in full in cash.  Any claim which the Administrative Agent or a Lender may have against any Borrower with respect to any payments to the Administrative Agent or any Lender hereunder are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any Borrower therefor.

(i)                       Each Borrower hereby agrees that after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any Indebtedness of any other Borrower owing to such Borrower until the Obligations shall have been paid in full in cash.  If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such Indebtedness, such amounts shall be collected, enforced and received by such Borrower as trustee for the Administrative Agent, and such Borrower shall deliver any such amounts to the Administrative Agent for application to the Obligations in accordance with this Agreement.

Section 13.23.    Amendment and Restatement.  This Agreement shall become effective on the Sixth Amendment Restatement Date and amends, restates and replaces in its entirety the Fifth A&R Credit Agreement as of the Sixth Amendment Restatement Date.  From and after the Sixth Amendment Restatement Date all references made to the “Credit Agreement” in any Loan Document or in any other instrument or document shall, without further action, be deemed to refer to this Agreement.  All Exhibits and Schedules to the Fifth A&R Credit Agreement are hereby incorporated by reference and shall be deemed to be Exhibits and Schedules to this Agreement. The Exhibits to the Fifth A&R Credit Agreement are hereby amended by adding Exhibit R at the conclusion thereof. The Schedules to the Fifth A&R Credit Agreement are hereby restated or supplemented by the Schedules attached hereto. Each of the parties hereto acknowledges and agrees that this Agreement amends, restates and replaces the Fifth A&R Credit Agreement and this Agreement does not constitute or operate as a novation or an accord and satisfaction of the Fifth A&R Credit Agreement or the indebtedness, obligations and liabilities of the Obligors evidenced or provided for thereunder.  For the avoidance of doubt, the grant of security interest in the Collateral in favor of the Administrative Agent pursuant to the Security Documents continues in full force and effect.

Section 13.24.    Reaffirmation and Consent.

(a)                      Each of the Obligors hereby (i) reaffirms its obligations under the Fifth A&R Credit Agreement, as amended and restated hereby, and each and every other Loan Document to which it is a party (whether those Loan Documents are, or are not, being amended and/or restated in connection herewith), (ii) reaffirms all Liens on the Collateral and all guaranties which have been granted by it in favor of the Administrative Agent pursuant to any of the Loan Documents and (iii) confirms and agrees that each of the Security Documents continues to secure the payment and performance of the Obligations.

(b)                      The parties hereto hereby irrevocably confirm that the security constituted by the Loan Documents or pursuant thereto prior to the date hereof shall not be impaired, affected or discharged (whether in whole or in part) by or as a result of this Agreement.

(c)                      The parties hereto acknowledge and agree that all loans, advances and other “Obligations” of any kind outstanding under the Fifth A&R Credit Agreement immediately prior to the effectiveness of this Agreement shall constitute “Term Loans” and “Obligations” made hereunder.

(d)                      The parties hereto confirm that this Agreement shall not constitute or effect a novation of the obligations of each Obligor under the Fifth A&R Credit Agreement and other Loan Documents and in any event, the Administrative Agent and all other parties to this Agreement expressly reserve all guarantees and all other security interests or other security granted in favor of the Agent pursuant to the Fifth A&R Credit Agreement and other Loan Documents (whether those Loan Documents are, or are not, being amended and/or restated in connection herewith), which guarantees and all other security interests or other security (whether being amended and/or restated in connection herewith), shall continue to remain in full force and effect.

(e)                      In addition, unless specifically amended, or amended and restated, hereby or contemporaneously herewith, each of the “Loan Documents” (as defined in the Existing Credit  Agreement) shall continue in full force and effect and that, from and after the Sixth Amendment Restatement Date, (i) all references to loans to, or notes issued by, the Borrowers therein shall be deemed to refer to the loans to, or notes issued by, the Borrowers hereunder, and (ii) all references to the “Loan Documents” contained therein shall be deemed to refer to the Loan Documents as defined in this Agreement.

[Remainder of the Page Intentionally Left Blank; Signature Pages Follow]

In Witness Whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

Borrowers:

Trinity Biotech, Inc.
Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA))
Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution)
Primus Corporation
MarDx Diagnostics, Inc.
IMMCO Diagnostics, Inc.
TRIB Biosensors Inc.

By:	/s/ John Gillard
Name: John Gillard
Title: Treasurer

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Guarantors:

Trinity Biotech plc

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Research Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Financial Services Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Services Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech (Joint Venture) Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Phoenix Bio-tech Corp.

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: Director

Immco Diagnostics (Canada) Inc

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Nova Century Scientific Inc.

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Konamite Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Metabolomic Diagnostics Limited
By:	/s/ Gary Keating
Name: Gary Keating
Title: Director

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Perceptive Credit Holdings III, LP
as Administrative Agent and Lender

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By:	/s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Schedule 1
to
Sixth Amended and Restated Credit Agreement and Guaranty

Term Loan Commitments

Lender	Sixth Amendment Term Loan Commitment	Tranche C Term Loan Commitment	Tranche D Term Loan Commitment	Tranche E Term Loan Commitment	Tranche F Term Loan Commitment
Perceptive Credit Holdings III, LP	$2,000,000	$2,000,000	$5,000,000	$2,500,000	$2,500,000

Warrant Shares

Lender	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Existing Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Effective Date Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Third Amendment Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Sixth Amendment Warrant Certificate
Perceptive Credit Holdings III, LP	500,000*	500,000*	1,000,000	750,000

* Reflects the revised ADS Ratio effective as of February 23, 2024, such that the Existing Warrant Certificate for 2,500,000 ADSs is now a warrant for 500,000 ADSs.

* Reflects the revised ADS Ratio effective as of February 23, 2024, such that the Effective Date Warrant Certificate for 2,500,000 ADSs is now a warrant for 500,000 ADSs.

ANNEX B

Conformed Credit Agreement

(Fourth Amendment)

See attached.

Sixth Amended and Restated Credit Agreement and Guaranty1

dated as of

August 7, 2025

among

Trinity Biotech, Inc.,

Clark Laboratories, Inc.  (d/b/a Trinity Biotech (USA)),

Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution),

Primus Corporation,

MarDx Diagnostics, Inc. and

IMMCO Diagnostics, Inc.

TRIB Biosensors Inc.
as the Borrowers,

The Guarantors from Time to Time Party hereto,

as Guarantors

and

Perceptive Credit Holdings III, LP,

as Administrative Agent and as a Lender

 Conformed to reflect changes from the First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of October 16, 2025, the Second Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of December 22, 2025, the Limited Waiver and Third Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of April 30, 2026 and the Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 12, 2026.

Section 13.21.	Administrative Borrower	137
Section 13.22.	Joint and Several Liability of Borrowers	137
Section 13.23.	Amendment and Restatement	140
Section 13.24.	Reaffirmation and Consent	140

Schedules:

Schedule 1 — Term Loan Commitments

Schedule 2 — Notice Addresses

Schedule 3 — Products

Schedule 4 — Commercial Partners

Schedule 7.01 — Power and Authority

Schedule 7.05(a) — Obligor Owned Real Property

Schedule 7.05(b) — Obligor Material Intellectual Property

Schedule 7.06(a) — Litigation

Schedule 7.13A — Existing Indebtedness

Schedule 7.13B — Existing Liens

Schedule 7.14 — Material Agreements

Schedule 7.15 — Restrictive Agreements

Schedule 7.16 — Real Property

Schedule 7.17 — Pension Matters

Schedule 7.19(b) — Regulatory Approvals

Schedule 7.19(e) — Regulatory Authority Notices

Schedule 7.20 — Capitalization

Schedule 7.22 — Broker’s Fee

Schedule 7.23 — Trade Compliance

Schedule 7.26 — Royalty and Other Payments

Schedule 8.19 — Post Tranche F Term Loan Borrowing Date Obligations

Schedule 9.03  — Subsidiaries to be Dissolved

Schedule 9.05(a) — Existing Investments

Schedule 9.10 — Transactions with Affiliates

Exhibits:

Exhibit A — Form of Guarantee Assumption Agreement

Exhibit B — [Reserved]

Exhibit C — [Reserved]

Exhibit D — Form of U.S. Tax Compliance Certificate

Exhibit E — Form of Compliance Certificate

Exhibit F — Form of Assignment Agreement

Exhibit G-1 — Form of U.S. Security Agreement

Exhibit G-2 — Form of Canadian Security Agreement

Exhibit G-3 — Form of Irish Debenture

Exhibit H-1 — Form of Patent and Trademark Security Agreement

Exhibit H-2 — Form of Copyright Security Agreement

Exhibit I — Form of Collateral Questionnaire

Exhibit J — [Reserved]

Exhibit K — Form of Intercompany Subordination Agreement

Exhibit L — Form of Investor Subordination Agreement

Exhibit M — Form of Effective Date Term Loan Borrowing Notice

Exhibit N — Form of Delayed Draw Term Loan Borrowing Notice

Exhibit O — Form of Third Amendment Term Loan Borrowing Notice

Exhibit P — Form of Fourth Amendment Term Loan Borrowing Notice

Exhibit Q — Form of Fifth Amendment Term Loan Borrowing Notice

Exhibit R — Form of Sixth Amendment Term Loan Borrowing Notice

Exhibit S — Form of Tranche C Term Loan Borrowing Notice

Exhibit T — Form of Tranche D Term Loan Borrowing Notice

Exhibit U — Form of Tranche E Term Loan Borrowing Notice

Exhibit V — Form of Tranche F Term Loan Borrowing Notice

Sixth Amended and Restated Credit Agreement And Guaranty, dated as of August 7, 2025 (this “Agreement”), among Trinity Biotech, Inc., a Delaware corporation (“U.S. Holdings”), Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”),  Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution) (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”),  MarDx Diagnostics, Inc., a California corporation (“U.S. MarDx”), IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB Biosensors Inc., a Delaware corporation (“U.S. TRIB”, and together with U.S. Holdings, U.S. Clark, U.S. Biopool, U.S. Primus, U.S. MarDx and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), certain Guarantors from time to time parties hereto, the lenders from time to time party hereto (each, as a “Lender” and collectively, the “Lenders”), and Perceptive Credit Holdings III, LP, a Delaware limited partnership (“Perceptive”), as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”).

Witnesseth:

The Borrowers, the Guarantors, the Administrative Agent and the Lenders are party to that certain Amended and Restated Credit Agreement and Guaranty, dated as of February 21, 2023 (as amended by that certain First Amendment to Amended and Restated Credit Agreement and Guaranty, dated as of April 20, 2023, the “Original Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Original Credit Agreement pursuant to that certain Second Amended and Restated Credit Agreement and Guaranty, dated as of January 30, 2024 (the “Second A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Second A&R Credit Agreement pursuant to that certain Third Amended and Restated Credit Agreement and Guaranty, dated as of December 23, 2024 (the “Third A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Third A&R Credit Agreement pursuant to that certain Fourth Amended and Restated Credit Agreement and Guaranty, dated as of February 27, 2025 (the “Fourth A&R Credit Agreement”).

The Borrowers, the Guarantors, the Administrative Agent and the Lenders amended and restated the Fourth A&R Credit Agreement pursuant to that certain Fifth Amended and Restated Credit Agreement and Guaranty, dated as of May 14, 2025 (the “Fifth A&R Credit Agreement”).

The Borrowers have requested, and the Administrative Agent and the Lenders have agreed (i) to provide a new Sixth Amendment Term Loan and (ii) that certain other terms and conditions of the Fifth A&R Credit Agreement be amended and, for the sake of clarity and convenience, that the Fifth A&R Credit Agreement be restated in its entirety.

It is the intent of the Obligors to confirm that all Obligations of the Obligors under the Loan Documents (as amended, modified or supplemented through the Sixth Amendment Restatement Date) shall continue in full force and effect.

It is the intent of the parties hereto that this Agreement does not constitute a novation of the obligations and liabilities of the parties under the Fifth A&R Credit Agreement and that this Agreement amend and restate in its entirety the Fifth A&R Credit Agreement.

Article I

Definitions

 Section 1.01. Certain Defined Terms.  As used herein, the following terms have the following respective meanings:

  “510(k)” means (a) any premarket notification and corresponding FDA clearance for a Device pursuant to FDA regulations, (b) all substantially equivalent or similar notifications, applications and clearances with respect to any other non-United States Regulatory Authority, including the EMA, HPRA, and Health Canada, ANVISA and (iii) all amendments, supplements and other additions and modifications thereto, and all documents, data and other information concerning any applicable Device which are necessary for, filed with, incorporated by reference in, or otherwise supportive of any of the foregoing.

“Accounting Change” has the meaning set forth in Section 1.02.

“Accounting Change Notice” has the meaning set forth in Section 1.02.

“Acquisition” means any transaction, or any series of related transactions, by which any Person directly or indirectly, by means of a take‑over bid, tender offer, amalgamation, plan of arrangement, merger, purchase of assets, or similar transaction having the same effect as any of the foregoing, (a) acquires any business or all or substantially all of the assets of any Person engaged in any business, (b) acquires all or substantially all of a business line or unit or division of any other Person, (c) acquires Control of securities of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing body if the business affairs of such Person are managed by a Board or other governing body, or (d) acquires Control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a Board or other governing body.

“Act” has the meaning set forth in Section 13.16.

“Administrative Agent” has the meaning set forth in the introduction hereto.

“Administrative Borrower” has the meaning set forth in Section 13.21.

“ADSs” has the meaning set forth in the Conversion Amendment.

 “ADS Ratio” has the meaning set forth in the Existing Warrant Certificate and Effective Date Warrant Certificate.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any U.K. Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning set forth in the introduction hereto.

“American Depositary Receipts” means the American Depositary Receipts (representing the American Depositary Shares) issued by The Bank of New York Mellon, as depositary of the American Depositary Shares and issuer of the American Depositary Receipts.

“American Depositary Shares” means the American Depositary Shares (represented by American Depositary Receipts) of Trinity Biotech plc held by The Bank of New York Mellon, as depositary.

“Anti‑Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Obligors and their Affiliates concerning or relating to bribery or corruption, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), as amended.

“Anti‑Terrorism Laws” means any laws or regulations relating to terrorism or money laundering, including, without limitation the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), USA Patriot Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada), regulations promogulated pursuant to the Special Economic Measures Act (Canada), and the United Nations Act (Canada), and any similar law enacted in any of the United States, Canada, or any other jurisdiction applicable to the Obligors and their Affiliates after the date of this Agreement.

“ANVISA” means Agência Nacional de Vigilância Sanitária of Brazil and any successor thereto.

“Applicable Margin” means (a) 8.75% per annum for so long as the aggregate principal amount of the Term Loans is equal to or greater than $50,000,000 and (ii) 5.25% per annum on and after the day immediately following the date that the aggregate principal amount of the Term Loans is less than $50,000,000.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” has the meaning set forth in Section 9.09.

“Assignment Agreement” means an assignment and assumption entered into by a Lender and an assignee of such Lender in substantially the form of Exhibit F.

“Available Tenor” means, as of any date of determination and with respect to the then current Benchmark, as applicable (a) if the then current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (b) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date; not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.02(c)(iv).

“Bail‑In Action” means the exercise of any Write‑Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail‑In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, rule or requirement applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other Insolvency Proceedings).

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy.”

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.02(c).

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)                      Daily Simple SOFR; or

(b)                      the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Administrative Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement  by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then‑current Benchmark:

(a)                      in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)                      in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non‑representative; provided that such non‑representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then‑current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then‑current Benchmark:

(a)            a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)            a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then‑current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02(c) and (b) ending at the time that a Benchmark Replacement has replaced the then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.02(c).

“Beneficial Ownership Regulation” has the meaning set forth in Section 13.16.

“Benefit Plan” means any employee benefit plan as defined in Section 3(3) of ERISA to which any Obligor or Subsidiary thereof incurs or otherwise has any obligation or liability, contingent or otherwise.

“Board” means, with respect to any Person, the board of directors or managers (as applicable) (or equivalent governing body) of such Person or any committee thereof.

“Borrower” and “Borrowers” have the meaning set forth in the introduction hereto; provided that upon the completion of the Fitzgerald and Benen Sale, U.S. Fitzgerald shall no longer be a Borrower hereunder.

“Borrowing” means collectively, (i) the Funding Date Term Loan made by the Lenders on the Funding Date, (ii) the Tranche B Term Loan made by the Lenders on the Tranche B Term Loan Borrowing Date, (iii) the Effective Date Term Loan made by the Lenders on the Effective Date, (iv) the Delayed Draw Term Loan made on the Delayed Draw Term Loan Borrowing Date, (v) the Third Amendment Term Loan made by the Lenders on the Third Amendment Restatement Date, (vi) the Fourth Amendment Term Loan made by the Lenders on the Fourth Amendment Restatement Date, (vii) the Fifth Amendment Term Loan made by the Lenders on the Fifth Amendment Restatement Date, (viii) the Sixth Amendment Term Loan made by the Lenders on the Sixth Amendment Restatement Date, (ix) the Tranche C Term Loan made by the Lenders on the Tranche C Term Loan Borrowing Date, (x) the Tranche D Term Loan made by the Lenders on the Tranche D Term Loan Borrowing Date, (xi) the Tranche E Term Loan made by the Lenders on the Tranche E Term Loan Borrowing Date and (xii) the Tranche F Term Loan made by the Lenders on the Tranche F Term Loan Borrowing Date.

“Bray Leases” means (a) that certain Lease Agreement between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited for the office in Bray, Co. Wicklow Ireland dated November 26, 2004, (b) that certain Indenture between Jim Walsh and Trinity Biotech Manufacturing Limited dated December 20, 2007 and (c) that certain Lease between O’Caoimh, O’Boyle and Trinity Biotech Manufacturing Limited dated July 2016.

“Brazilian Subsidiary” means Trinity Biotech Do Brasil LTDA.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are not authorized or not required to close in New York City.

“Canadian Bankruptcy Legislation” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, winding-up, bankruptcy, assignment for the benefit of creditors, conservatorship, moratorium, receivership, insolvency, plan of arrangement, reorganization, proposal or similar statutes, laws, rules and regulations of Canada, or any province or territory thereof or any other applicable jurisdictions, in effect from time to time.

“Canadian Defined Benefit Pension Plan” means a pension plan for the purposes of any applicable pension benefits standards, statute or regulation in Canada, which contains a “defined benefit provision,” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Intellectual Property Security Agreements” means Trademark security agreements, dated as of the Funding Date, entered into by U.S. Primus and Phoenix Bio-Tech Corp, in favor of the Administrative Agent for the benefit of the Lenders, each in form and substance satisfactory to the Administrative Agent.

“Canadian Obligor” means an Obligor incorporated or organized under the laws of Canada.

Canadian Pension Plan” means a “registered pension plan” (as defined in subsection 248(1) of the Income Tax Act (Canada) sponsored or administrated by one or more of the Obligors or any of their Subsidiaries.

“Canadian Pledge Agreement” means the Canadian Pledge Agreement, dated as of the Funding Date, among Parent, the Lenders and the Administrative Agent, pledging 100% of the Equity Interests in Phoenix Bio-Tech Corp. in favor of the Administrative Agent for the benefit of the Lenders.

“Canadian Security Agreement” means the Canadian Security Agreement, dated as of the Funding Date, in substantially the form of Exhibit G-2, among the Obligors organized under the laws of Canada, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“Capital Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal Property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined substantially in accordance with IFRS; provided that any lease that would have been considered an operating lease under IFRS as in effect as of December 31, 2018 shall be treated as an operating lease for all purposes under this Agreement and the other Loan Documents, and all obligations in respect thereof shall be excluded from the definition of Indebtedness.

“Casualty Event” means any actual or constructive loss, condemnation, destruction, confiscation, requisition, seizure or forfeiture of any asset of the Borrowers or any other Obligor, with a fair market value as of the date of such event, individually or in the aggregate, of greater than $1,000,000 in any calendar year.

“Cayman Subsidiary” means Trinity Biotech Investment Limited.

“Change of Control” means and shall be deemed to have occurred if:

(a)                      any “person” or “group” (within the meaning of Rule 13d-5 of the Exchange Act as in effect on the date hereof) shall own, directly or indirectly, beneficially or of record, shares representing 40% or more of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of Parent;

(b)                      during any period of twelve (12) consecutive calendar months, the occupation of a majority of the seats (other than vacant seats) on the Board of Parent by Persons who were neither (i) nominated or approved by the Board of Parent, nor (ii) appointed by directors on the Board on the Original Closing Date or so nominated;

(c)                      Parent shall cease to own directly or indirectly, determined on a fully diluted basis, 100% of the issued and outstanding Equity Interests of the Obligors; and

(d)                      each Obligor (other than Parent) shall cease to own directly, beneficially and of record, determined on a fully diluted basis, 100% of the issued and outstanding Equity Interests of its Subsidiaries (except an Immaterial Foreign Subsidiary).

“Claims” includes claims, litigation, demands, complaints, grievances, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information (brought by a public prosecutor without grand jury indictment) or other similar processes, assessments or reassessments.

“CLIA” means the Clinical Laboratory Improvement Amendments (CLIA) of 1988, as amended from time to time, and the rules, regulations, guidelines, guidance documents and compliance policy guides issued or promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means any Property in which a Lien is purported to be granted under any of the Security Documents (or all such Property, as the context may require).

“Collateral Questionnaire” means that certain Collateral Questionnaire and certification by a Responsible Officer of the Obligors substantially in the form of attached hereto as Exhibit I and otherwise in form reasonably satisfactory to the Administrative Agent.

“COMI” means center of main interests within the meaning, and for the purposes, of the EU Insolvency Regulation.

“Commercial Partner” means each of the parties set out on Schedule 4 attached hereto.

“Commitment” means with respect to each Lender, such Lender’s Sixth Amendment Term Loan Commitment, Tranche C Term Loan Commitment, Tranche D Term Loan Commitment, Tranche E Term Loan Commitment and Tranche F Term Loan Commitment; and “Commitments” means all such Commitments of all Lenders.

“Commodity Account” has the meaning set forth in the U.C.C.

“Compliance Certificate” has the meaning set forth in Section 8.01(d).

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Contracts” means any contract, license, instrument, lease, agreement, obligation, promise, undertaking, understanding, arrangement, document, commitment, entitlement or engagement under which a Person has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied, and whether in respect of monetary or payment obligations, performance obligations or otherwise), excluding the Loan Documents.

“Control” means, with respect to any particular Person, the possession by one or more other Persons, directly or indirectly, of the power to direct or cause the direction of the management or policies of such particular Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlling” and “Controlled” have meanings correlative thereto.

“Controlled Account” has the meaning set forth in Section 8.18(a).

“Conversion” has the meaning assigned to such term in Section 4.01(d).

“Conversion Amendment” means the Second Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Conversion Amendment Date, among Parent, the Borrowers, the Guarantors, the Administrative Agent and the Lenders.

“Conversion Amendment Date” means December 22, 2025.

“Convertible Notes” means those certain exchangeable senior notes issued pursuant to the Indenture dated as April 9, 2015, by the Cayman Subsidiary and guaranteed by Parent.

“Copyrights” means all copyrights, copyright registrations and applications for copyright registrations, including all renewals and extensions thereof, all rights to recover for past, present or future infringements thereof and all other rights whatsoever accruing thereunder or pertaining thereto.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to the greater of (a) SOFR for the day (such day, a “SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website, and (b) the Floor.  If by 5:00 p.m. (New York City time) on the second (2nd) U.S. Government Securities Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to the Daily Simple SOFR has not occurred, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided that, any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days; provided further, Daily Simple SOFR shall be rounded upwards to the next 1/100% (if necessary).  Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Administrative Borrower.

“Default” means any Event of Default and any event that, upon the giving of notice, the lapse of time or both, would constitute an Event of Default.

“Default Rate” has the meaning set forth in Section 3.02(d).

“Delayed Draw Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(d). For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Delayed Draw Term Loan on any date of determination shall mean the aggregate principal amount of the Delayed Draw Term Loan made pursuant to Section 2.01(d) that has not yet been repaid as of such date.

“Delayed Draw Term Loan Borrowing Date” means with respect to the Delayed Draw Term Loan, the Business Day on which a Delayed Draw Term Loan was made pursuant to Section 2.01(d) of the Second A&R Credit Agreement.

“Delayed Draw Term Loan Borrowing Notice” means a notice requesting a Delayed Draw Term Loan substantially in the form of Exhibit N.

“Deposit Account” has the meaning set forth in the U.C.C. (and includes, for greater certainty, any deposit account maintained with a bank or other financial institution in any Canadian jurisdiction).

“Depositary” means The Bank of New York Mellon, a New York banking corporation, as depositary for the ADSs and the issuer of the ADSs, and any  successor as depositary.

“Designated Person” means a person or entity:

(a)                      listed in the annex to, or otherwise targeted by the provisions of, the Executive Order (as disclosed by World‑Check or another reputable commercially available database);

(b)                      named as a “Specially Designated National and Blocked Person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list (as disclosed by World‑Check or another reputable commercially available database); or

(c)                      with which the Lenders are prohibited from dealing or otherwise engaging in any transaction by any Economic Sanctions Laws or Irish Economic Sanctions Laws.

“Device” means any product that meets the definition of “device” as set forth in Section 321 of the FD&C Act, including (a) any medical instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related item, including any component, part or accessory, that (i) is intended for use in the diagnosis of disease, malady or other conditions or in the cure, mitigation, treatment or prevention of disease or malady, in man or other animals, or is intended to affect the structure or any function of the body of man or other animals, (ii) does not achieve its primary intended purpose or purposes through chemical action within or on the body of man or other animals and (iii) is not dependent upon being metabolized for the achievement of its primary intended purpose or purposes and (b) any other product that meets the definition of “device” as set forth in Section 321 of the FD&C Act.

“Device Clearance Application” means (a) any premarket approval application submitted under Section 515 of the FD&C Act (21 U.S.C. § 360e) (a “PMA”), (b) any de novo request submitted under Section 513(f) of the FD&C Act (21 U.S.C. § 360c(f)), (c) any 510(k) submitted under Section 510(k) of the FD&C Act (21 U.S.C. § 360(k)) seeking clearance from the FDA for a Device that is substantially equivalent to a legally marketed predicate Device, as defined in the FD&C Act, (d) any corresponding or substantially equivalent notification, application or clearance of a non‑United States Regulatory Authority including, with respect to the European Union, any equivalent submission to a Standard Body pursuant to an applicable directive of the European Council with respect to CE marking (or, if applicable, a self‑certification of conformity with respect to any such directive through a “declaration of conformity”) and (e) all amendments, variations, extensions and renewals of any of the foregoing.

“Disqualified Equity Interests” means, with respect to any Person, any Equity Interest of such Person that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable upon exercise or otherwise), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), including pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends or other distributions in cash or other securities that would constitute Disqualified Equity Interests, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is one hundred and eighty (180) days after the Stated Maturity Date; provided that, if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees or consultants of such Person or by any such plan to such directors, officers, employees or consultants, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by such Person upon the death, disability, retirement or termination of employment or service of such director, officer, employee or consultant.

“Dollars” and “$” means lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Economic Sanctions Laws” means (a) the Executive Order, the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), any other law or regulation promulgated thereunder from time to time and administered by OFAC and any similar law enacted in the United States after the date of this Agreement and (b) any other similar applicable law now or hereafter enacted in any other applicable jurisdiction, including, without limitation, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), Part II.1 of the Criminal Code (Canada), and the Export and Import Permits Act (Canada), and any regulations thereunder.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Obligor” means an Obligor which is incorporated or established in, or under the laws of, an EEA Member Country.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means January 30, 2024.

“Effective Date Acquisition” means the acquisition by U.S. TRIB and Konamite of certain assets of WaveForm and WaveForm Holdings (including, without limitation, the Equity Interests of WaveForm Slovenia to be transferred subsequent to the closing under the Effective Date Acquisition Agreement) pursuant to the terms of the Effective Date Acquisition Agreement and the WaveForm Slovenia Side Agreement.

“Effective Date Acquisition Agreement” means that certain Asset and Share Purchase Agreement, dated as of January 30, 2024, among U.S. TRIB, as buyer, WaveForm and WaveForm Holdings, as sellers, and WaveForm Slovenia.

“Effective Date Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(c).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Effective Date Term Loan on any date of determination shall mean the aggregate principal amount of the Effective Date Term Loan made pursuant to Section 2.01(c) that has not yet been repaid as of such date.

“Effective Date Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit M.

“Effective Date Warrant Certificate” means the Warrant, dated as of the Effective Date, as amended by the First Amendment to the Effective Date Warrant Certificate, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“EMA” means the European Medicines Agency and any successor thereto.

“Environmental Law” means any federal, state, provincial, territorial, or local governmental law, rule, regulation, order, writ, judgment, injunction or decree relating to pollution or protection of the environment or the treatment, storage, disposal, release, threatened release or handling of Hazardous Materials, and all local laws and regulations related to environmental matters and any specific agreements entered into with any competent authorities which include commitments related to environmental matters.

“Equity Interest” means, with respect to any Person, any and all shares (including all American Depositary Shares represented by American Depositary Receipts), interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, but excluding debt securities convertible or exchangeable into such equity.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, collectively, any Obligor, Subsidiary thereof, and any Person treated as a single employer, with any Obligor or Subsidiary thereof, within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ERISA Event” means (a) a reportable event as defined in Section 4043 of ERISA with respect to a Title IV Plan, excluding, however, such events as to which the PBGC by regulation has waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; (b) the applicability of the requirements of Section 4043(b) of ERISA with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, to any Title IV Plan where an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such plan within the following thirty (30) days; (c) a withdrawal by any Obligor or any ERISA Affiliate thereof from a Title IV Plan or the termination of any Title IV Plan resulting in liability under Sections 4063 or 4064 of ERISA; (d) the withdrawal of any Obligor or any ERISA Affiliate thereof in a complete or partial withdrawal (within the meaning of Section 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by any Obligor or any ERISA Affiliate thereof of notice from any Multiemployer Plan that it is insolvent or in critical status pursuant to Section 4241 or 4245 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Title IV Plan or Multiemployer Plan; (f) the imposition of liability on any Obligor or any ERISA Affiliate thereof pursuant to Sections 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (g) the failure by any Obligor or any ERISA Affiliate thereof to make any required contribution to a Title IV Plan, or the failure to meet the minimum funding standard of Section 412 of the Code with respect to any Title IV Plan (whether or not waived in accordance with Section 412(c) of the Code) or the failure to make by its due date a required installment under Section 430 of the Code with respect to any Title IV Plan or the failure to make any required contribution to a Multiemployer Plan; (h) the determination that any Title IV Plan is considered an at‑risk plan or a plan in endangered to critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; (i) an event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan; (j) the imposition of any liability under Title I or Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Obligor or any ERISA Affiliate thereof; (k) an application for a funding waiver under Section 303 of ERISA or an extension of any amortization period pursuant to Section 412 of the Code with respect to any Title IV Plan; (l) the occurrence of a non‑exempt prohibited transaction under Sections 406 or 407 of ERISA for which any Obligor or any Subsidiary thereof may be directly or indirectly liable which may give rise to the imposition of fines or penalties thereon; (m) a violation of the applicable requirements of Section 404 or 405 of ERISA or the exclusive benefit rule under Section 401(a) of the Code with respect to any Plan by any fiduciary or disqualified person for which any Obligor or any ERISA Affiliate thereof would be directly or indirectly liable; (n) the occurrence of an act or omission which gives rise to the imposition on any Obligor or any ERISA Affiliate thereof of fines, penalties, Taxes or related charges under Chapter 43 of the Code or under Sections 409, 502(c), (i) or (1) or 4071 of ERISA; (o) the assertion of a material claim (other than routine Claims for benefits) against any Plan or the assets thereof, or against any Obligor or any Subsidiary thereof in connection with any such plan; (p) receipt from the IRS of notice of the failure of any Qualified Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Qualified Plan to fail to qualify for exemption from taxation under Section 501(a) of the Code; (q) the imposition of any Lien (or the fulfillment of the conditions for the imposition of any Lien) on any of the rights, properties or assets of any Obligor or any ERISA Affiliate thereof, in either case pursuant to Title I or IV, including Section 302(f) or 303(k) of ERISA or to Section 401(a)(29) or 430(k) of the Code; or (r) the establishment or amendment by any Obligor or any Subsidiary thereof of any “welfare plan,” as such term is defined in Section 3(1) of ERISA, that provides post‑employment welfare benefits in a manner that would increase the liability of any Obligor, other than those benefits required under the Consolidated Omnibus Budget Reconciliation Act.

“ERISA Funding Rules” means the rules regarding minimum required contributions (including any installment payment thereof) to Title IV Plans, as set forth in Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“EU Bail‑In Legislation Schedule” means the EU Bail‑In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“EU Insolvency Regulation” means Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings (recast).

“Event of Default” has the meaning set forth in Section 10.01.

“Excess Funding Guarantor” has the meaning set forth in Section 11.08.

“Excess Payment” has the meaning set forth in Section 11.08.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Accounts” means (a) Deposit Accounts exclusively used for payroll, payroll Taxes and other employee wage and benefit payments to or for the benefit of the employees of the Obligors, (b) Deposit Accounts with aggregate balances of $250,000 or less at any time and (c) Deposit Accounts that are Segregated Health Care Accounts.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by the overall net income (however denominated), franchise Taxes and branch profits Taxes in each case (i) imposed on such Recipient by the jurisdiction (or any political supervision thereof) under the laws of which such Recipient is organized, or having its principal office or, in the case of a Lender, its applicable lending office located in, the jurisdiction imposing such Tax or (ii) that are Other Connection Taxes, (b) any United States federal withholding Taxes that are imposed on amounts payable to Lender to the extent that the obligation to withhold amounts existed on the date that (i) Lender became a “Lender” under this Agreement or (ii) Lender changes its lending office, except in each case to the extent Lender is a direct or indirect assignee of any other Lender that was entitled, at the time the assignment of such other Lender became effective, to receive additional amounts under Section 5.03 or Lender was entitled to receive additional amounts under Section 5.03 immediately before it changed its lending office, (c) any Taxes imposed in connection with FATCA, and (d) Taxes attributable to such Recipient’s failure to comply with Section 5.03(f).

“Executive Order” means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who commit, Threaten to Commit, or Support Terrorism.

“Existing Warrant Certificate” means the Warrant, dated as of the Funding Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1, as amended by the Existing Warrant Certificate Amendments and as may be further amended, replaced or otherwise modified pursuant to the terms thereof.

“Existing Warrant Certificate Amendments” means that First Amendment to Existing Warrant Certificate, that Second Amendment to Warrant Certificate and that Third Amendment to Warrant Certificate.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“FD&C Act” means the United States Food, Drug and Cosmetic Act of 1938 (or any successor thereto), as amended from time to time, and the rules, regulations, guidelines, guidance documents and compliance policy guides issued or promulgated thereunder.

“FDA” means the United States Food and Drug Administration and any successor entity.

“FDA Laws” means all applicable statutes, rules, regulations and orders administered or issued by the FDA, including without limitation, the FD&C Act and its implementing regulations.

“Federal Health Care Program” means (i) a “Federal Health Care Program” as defined in Section 1128B(f) of the Social Security Act, and includes the programs commonly known as Medicare, Medicaid, TRICARE and CHAMPVA; and (ii) a health care plan pursuant to the provincial plans under the Canada Health Act.

“Fourth Amendment” means the Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche F Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“Fifth A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Fifth Amendment Restatement Date” means May 15, 2025.

“Fifth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(g).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Fifth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Fifth Amendment Term Loan made pursuant to Section 2.01(g) that has not yet been repaid as of such date.

“Fifth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit Q.

“Financial Plan” has the meaning set forth in Section 8.01(i).

“First Amendment” means the First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche C Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“First Amendment to Effective Date Warrant Certificate” means that certain First Amendment to Warrant Certificate, dated as of the Third Amendment Restatement Date, by and among Parent and Perceptive.

“First Amendment to Existing Warrant Certificate” means that certain First Amendment to Warrant Certificate, dated as of February 21, 2023, by and among Parent and Perceptive.

“Fitzgerald and Benen Sale” means the sale by (a) U.S. Holdings of all of the Equity Interests of U.S. Fitzgerald to Biosynth International Inc. and (b) Parent and Trinity Biotech Manufacturing Limited of all of the Equity Interests of Benen Trading Limited to Aalto Bio Holdings Limited, for an aggregate purchase price of approximately $30,000,000, subject to adjustment.

“Flash Financial Report” means a financial report prepared by management based on the Obligors’ books and records, prepared without the review necessary to make all adjustments necessary for presentation of the financial statements to be delivered with the Officer’s Certificate to be delivered pursuant to Section 8.01(b)(i) or the Audit Report to be delivered pursuant to Section 8.01(c).

“Floor” means a rate of interest equal to 4.00%.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Fourth A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Fourth Amendment Restatement Date” means February 27, 2025.

“Fourth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(f).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Fourth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Fourth Amendment Term Loan made pursuant to Section 2.01(f) that has not yet been repaid as of such date.

“Fourth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit P.

“Funding Date” means January 27, 2022.

“Funding Date Term Loan” means the loan made by a Lender pursuant to Section 2.01(a).

“Governmental Approval” means any consent, authorization, approval, order, license, franchise, permit, certification, accreditation, registration, clearance, exemption, filing or notice, that is issued or granted by or from (or pursuant to any act of) any Governmental Authority, including any application or submission related to any of the foregoing.

“Governmental Authority” means any nation, government, branch of power (whether executive, legislative or judicial), state, province, territory, municipality or other political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory or administrative functions of or pertaining to government, including without limitation Regulatory Authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, courts, bodies, boards, tribunals and dispute settlement panels, and other law‑, rule‑ or regulation‑making organizations or entities of any State, province, territory, county, city or other political subdivision of the United States, Ireland, Canada, or any foreign country.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the Ordinary Course of Business.

“Guarantee Assumption Agreement” means a Guarantee Assumption Agreement substantially in the form of Exhibit A by an entity that, pursuant to Section 8.11(a), is required to become a “Guarantor”.

“Guaranteed Obligations” has the meaning set forth in Section 11.01.

“Guarantor” means (a) initially, Parent and each Subsidiary of Parent listed as a Guarantor on the signature pages hereto and (b) any other Subsidiary of Parent joined as a Guarantor from time to time pursuant to Section 8.11; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be a Guarantor hereunder.

“Hazardous Material” means any substance, element, chemical, compound, product, solid, gas, liquid, waste, by‑product, pollutant, contaminant or material which is hazardous or toxic, and includes, without limitation, (a) asbestos, polychlorinated biphenyls and petroleum (including crude oil or any fraction thereof) and (b) any material classified or regulated as “hazardous” or “toxic” or words of like import pursuant to an Environmental Law.

“Health Canada” means Health Canada, including all of the respective divisions, departments, bureaus, directorates, and agencies thereof (including, without limitation, the Medical Services Bureau and the Therapeutic Products Directorate), and any successors thereto.

“Health Canada Laws” means all applicable statues, rules, regulations and orders administered or issued by Health Canada, including without limitation, the Food and Drugs Act (Canada) and the regulations thereunder (including, without limitation, the Medical Devices Regulations thereunder).

“Health Care Compliance Program” has the meaning set forth in Section 7.07(d).

“Healthcare Laws” means, collectively, all Laws applicable to the business of the Borrowers, any other Obligor regulating the manufacturing, sale, distribution, labeling, marketing, or promotion, the export, or the provision of and payment for, health care products (including diagnostic products), items and services, including but not limited to (a) all applicable laws in any jurisdiction relating to the privacy or security of consumer information, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104‑191) (“HIPAA”) and any similar state laws; (b) all applicable federal and state fraud and abuse laws, and equivalent laws in any other jurisdiction, including but not limited to the federal Anti‑Kickback Statute (42 U.S.C. §1320a‑7b(b) and any similar state laws), the federal Physician Self‑Referral Prohibition (commonly referred to as the “Stark Law”) (42 U.S.C. § 1395nn and any similar state laws), the Civil Monetary Penalties Act (42 U.S.C. §1320a‑7a), and the civil False Claims Act (31 U.S.C. §3729 et seq. and any similar state laws); (c) all applicable FDA Laws and equivalent laws under in other jurisdiction; (d) CLIA; (e) all applicable laws regarding the provision of health care supplies, items or services to Federal Health Care Program beneficiaries or the billing of the Federal Health Care Programs, and equivalent laws in any other jurisdiction; (f) all applicable Health Canada Laws; and (g) all rules and regulations promulgated under or pursuant to any of the foregoing.

“Hedging Agreement” means any interest rate exchange agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“HPRA” means the Health Products Regulatory Authority of Ireland and any successor thereto.

“IDE” means an application, including an application filed with any Regulatory Authority, for authorization to commence human clinical studies with respect to any Device, including (a) an Investigational Device Exemption as defined in the FD&C Act or any successor application or procedure filed with the FDA, (b) an abbreviated Investigational Device Exemption as specified in FDA regulations in 21 C.F.R. § 812.2(b), (c) any equivalent of any of the foregoing pursuant to or under any non‑United States country or regulatory jurisdiction, (d) all amendments, variations, extensions and renewals of any of the foregoing that may be filed with respect thereto, and (e) all documents and correspondence with Institutional Review Boards, whether United States or non‑United States, or equivalent.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein. Subject to Section 1.02, all references to “IFRS” shall be to IFRS applied consistently with the principles used in the preparation of the financial statements described in Section 7.04(a).

“imaware Convertible Note Investment’ means that certain investment by Trinity Biotech Manufacturing Limited in up to $1,500,000 of convertible promissory notes issued by imaware, Inc., a Delaware corporation.

“Immaterial Foreign Subsidiary” means, as of any date, any Foreign Subsidiary for which (a) the consolidated total assets of such Foreign Subsidiary and its Subsidiaries is not in excess of 5.0% of the consolidated total assets of Parent and its Subsidiaries, (b) the aggregate amount of the Net Revenue of such Foreign Subsidiary and its Subsidiaries on a consolidated basis is not in excess of 5.0% of Net Revenue of Parent and its Subsidiaries, (c) the consolidated total assets of such Foreign Subsidiary and its Subsidiaries, when taken together with the consolidated total assets of all other Immaterial Foreign Subsidiaries and their Subsidiaries, is not in excess of 10.0% of the consolidated total assets of Parent and its Subsidiaries and (d) the aggregate amount of the Net Revenue of such Foreign Subsidiary and its Subsidiaries on a consolidated basis, when taken together with the contribution to Net Revenue of all other Immaterial Foreign Subsidiaries and their Subsidiaries on a consolidated basis, is not in excess of 10.0% of Net Revenue of Parent and its Subsidiaries in each case as of the last day of any four quarter period; provided that notwithstanding the foregoing, at no time shall any Guarantor existing on the Original Closing Date or joined hereto pursuant to Section 8.11 subsequently be deemed an Immaterial Foreign Subsidiary; provided further, that as of the Original Closing Date, the Brazilian Subsidiary, Swedish Subsidiaries, Cayman Subsidiary and U.K. Subsidiary are Immaterial Foreign Subsidiaries; provided further, that the Luxembourg Subsidiary is not an Immaterial Foreign Subsidiary.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property acquired by such Person (excluding amounts related to inventory which are incurred in the Ordinary Course of Business), (d) all obligations of such Person (i) in respect of the deferred purchase price of Property or services or (ii) upon which interest charges are customarily paid  (excluding, in each case of (i) and (ii),  current accounts payable which are incurred in the Ordinary Course of Business and except if subject to bona fide dispute contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS, not overdue by more than two hundred ten (210) days), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (i) obligations under any Hedging Agreement, currency swaps, forwards, futures or derivatives transactions, (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (k) all obligations of such Person under license or other agreements containing a guaranteed minimum payment or purchase by such Person, (l) any Disqualified Equity Interests of such Person, (m) any earnout obligation at the time such obligation is both required to be reflected as a liability on the balance sheet of such Person in accordance with IFRS and not paid after becoming due and payable and (n) all other obligations required to be classified as indebtedness of such Person under IFRS. The Indebtedness of any Person shall include, without duplication, the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Party” has the meaning set forth in Section 13.03(b).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any Obligation and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Industrial Designs” means all rights, title and interests arising under any Laws in or relating to all industrial designs, intangibles of like nature, and any work subject to the design laws of the United States, Canada, Ireland or any other country or any political subdivision thereof.

“Ineligible Assignee” means (a) a natural person or (b) the Obligors or any of their respective Subsidiaries and Affiliates.

“Information” has the meaning set forth in Section 13.17.

“Insolvency Proceeding” means (a) any case, action or proceeding before any court or other Governmental Authority relating to bankruptcy, reorganization, examinership (in the case of an Irish Obligor, or an Obligor with a COMI in Ireland), insolvency, liquidation, receivership, dissolution, winding‑up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other similar arrangement in respect of any Person’s creditors generally or any substantial portion of such Person’s creditors, in each case undertaken under any of United States federal, state or foreign law, or the laws of any other jurisdiction applicable to the Obligors, including, without limitation, the Bankruptcy Code or any Canadian Bankruptcy Legislation.

“Intellectual Property” means, with respect to any Person, all of such Person’s rights, title and interest in and to all Patents, Trademarks, Copyrights, Industrial Designs, Technical Information, whether registered or not and whether existing under United States or non-United States Law or jurisdiction, including, without limitation, all:

(a)                      applications, registrations, amendments and extensions relating to such Intellectual Property;

(b)                      rights and privileges arising under any applicable Laws with respect to any Intellectual Property;

(c)                      rights to sue for or collect any damages from any past, present or future infringements of any Intellectual Property; and

(d)                      rights under Product Agreements related to such Intellectual Property.

“Intercompany Subordination Agreement” means that certain Intercompany Subordination Agreement, dated as of the Funding Date, among the Obligors, the Immaterial Foreign Subsidiaries and the Administrative Agent.

“Interest Period” means, (a) initially, the period beginning on (and including) the Funding Date and ending on (and including) the last day of the calendar month in which the Funding Date occurs, and (b) thereafter, the period beginning on (and including) the first day of each succeeding calendar month and ending on the earlier of (and including) (i) the last day of such calendar month and (ii) the Maturity Date.

“Invention” means any novel, inventive or useful art, apparatus, method, process, machine (including any article or Device), manufacture or composition of matter, or any novel, inventive and useful improvement in any art, method, process, machine (including any article or Device), manufacture or composition of matter.

“Investment” means, for any Person: (a) the acquisition (whether for cash, Property, services or securities or otherwise) of Equity Interests, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with, or advance, loan, assumption of debt, other extension of credit to, any other Person (including the purchase of Property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such Property to such Person), but excluding any such advance, loan or extension of credit in the nature of an ordinary course trade receivable having a term not exceeding one hundred twenty (120) days arising in connection with the sale of services, inventory or supplies by such Person in the Ordinary Course of Business; (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; (d) the entering into any joint venture; or (e) the entering into of any Hedging Agreement.  The amount of an Investment will be determined at the time the Investment is made without giving effect to any subsequent changes in value.

“Investor” means MiCo IVD Holdings, LLC, a Delaware limited liability company.

“Investor Convertible Note” means that certain junior convertible note, in favor of Investor, in form and substance satisfactory to the Administrative Agent.

“Investor Subordination Agreement” means that certain Subordination Agreement, in substantially the form of Exhibit L, among the Investor and the Administrative Agent and acknowledged by the Obligors.

“Ireland” means Ireland, excluding Northern Ireland (and “Irish” shall be construed accordingly).

“Irish Anti-Corruption Laws” means the Criminal Justice (Corruption Offences) Act 2018 of Ireland.

“Irish Anti-Terrorism Laws” means the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

“Irish Debenture” means the Irish law debenture, dated as of the Funding Date, in substantially the form of Exhibit G-3, among the Irish Obligors, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“Irish Economic Sanctions Laws” means the Financial Transfers Act 1992 and all Irish laws and regulations which implement EU and UN trade and/or financial sanctions.

“Irish Obligor” means an Obligor incorporated or organized under the laws of Ireland; provided that upon the completion of the Fitzgerald and Benen Sale, Benen Trading Limited shall no longer be an Irish Obligor hereunder.

“IRS” means the United States Internal Revenue Service or any successor agency, and to the extent relevant, the United States Department of the Treasury.

“Judgment Currency” has the meaning set forth in Section 13.20.

“Judgment Currency Conversion Date” has the meaning set forth in Section 13.20.

“Key Employee” means an employee engaged in product development or another function with access to significant Obligor Intellectual Property.

“Konamite” means Konamite Limited, a company organized under the laws of Ireland.

“Laws” means, collectively, all international, foreign, federal, state, provincial, territorial, municipal and local statutes, treaties, rules, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and Permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lenders” has the meaning set forth in the introduction hereto.

“Lien” means any mortgage, lien, pledge, charge or other security interest, or any lease, title retention agreement, mortgage, restriction, easement, right‑of‑way, option or adverse Claim (of ownership or possession) or other encumbrance of any kind or character whatsoever or any preferential arrangement that has the practical effect of creating a security interest.

“Loan Documents” means collectively, this Agreement, the Security Documents, any Guarantee Assumption Agreement, the Warrant Certificates, the Existing Warrant Certificate Amendments, the First Amendment to the Effective Date Warrant Certificate, the Conversion Amendment, the Registration Rights Agreement, any intercompany notes and any subordination agreement, intercreditor agreement or other present or future document, instrument, agreement or certificate delivered to any Lender in connection with this Agreement or any of the other Loan Documents, in each case, as amended, restated, supplemented or otherwise modified.

“Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of such Lender’s portion of the Term Loans; provided, at any time prior to the making of the Term Loans, the Loan Exposure of any Lender shall be equal to such Lender’s Commitment.

“Loss” means judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, reasonable professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all reasonable costs incurred in investigating or pursuing any Claim or any proceeding relating to any Claim.

“Luxembourg Subsidiary” means Trinity Biotech Luxembourg SARL.

“Luxembourg Subsidiary Intercompany Subordination Agreement” means that certain Luxembourg Intercompany Subordination Agreement, dated as of Funding Date, among the Obligors, the Luxembourg Subsidiary and the Administrative Agent on terms and provisions satisfactory to the Administrative Agent.

“Majority Lenders” means, at any time, one or more Lenders having or holding Loan Exposure and representing more than 50% of the aggregate Loan Exposure of all Lenders.

“Margin Stock” means “margin stock” within the meaning of Regulations U and X.

“Material Adverse Change” and “Material Adverse Effect” mean a material adverse change in or effect on (a) the business, financial condition, operations, performance or Property of the Obligors taken as a whole, (b) the ability of any Obligor to perform its obligations under any Loan Document as and when they become due, (c) the value of the Property comprising Collateral (taken as a whole), or (d) the legality, validity, binding effect or enforceability of the Loan Documents or the rights and remedies of any Lender under any of the Loan Documents.

“Material Agreement” means (a) any Contract which is listed in Schedule 7.14, (b) any other Contract to which any Obligor is a party or a beneficiary from time to time, or to which any assets or properties of any Obligor is bound, the loss or termination of which would reasonably be expected to result in a Material Adverse Effect, (c) the Investor Convertible Note, (d) the Investor Subordination Agreement and (e) any other Contract to which any Obligor is a party or a guarantor (or equivalent) whether existing as of the Original Closing Date or in the future that during any period of twelve (12) consecutive months is reasonably expected to (1) result in payments or receipts (including royalty, licensing or similar payments) made to any Obligor in an aggregate amount in excess of $2,500,000 or (2) require payments or expenditures (including royalty, licensing or similar payments) made by any Obligor in an aggregate amount in excess of $2,500,000; provided that for the avoidance of doubt routine purchase orders entered into in the Ordinary Course of Business shall not be deemed to be Material Agreements.

“Material Indebtedness” means, at any time, any Indebtedness of any Obligor, the outstanding principal amount of which exceeds $1,000,000.

“Material Intellectual Property” means all Obligor Intellectual Property, including the  Obligor Intellectual Property described in Schedule 7.05(b) (as such schedule shall be updated by the Obligors from time to time, pursuant to Section 8.01(d)), whether currently owned or licensed, or acquired, developed or otherwise licensed or obtained after the Original Closing Date, (a) necessary for the operation of the business of any Obligor as currently conducted or as currently contemplated to be conducted, (b) the loss of which would reasonably be expected to have or result in a Material Adverse Effect or (c) that has a fair market value in excess of $2,500,000 (as such fair market value is determined in the reasonable judgment of the Obligors) but excluding, in each case, WaveForm IP.

“Material WaveForm IP” means all WaveForm IP (a) necessary for the operation of the business of any Obligor as currently conducted or as currently contemplated to be conducted, (b) the loss of which would reasonably be expected to have or result in a Material Adverse Effect or (c) that has a fair market value in excess of $2,500,000 (as such fair market value is determined in the reasonable judgment of the Obligors).

“Maturity Date” means the earlier to occur of (a) the Stated Maturity Date and (b) the date on which the Term Loans are accelerated pursuant to Section 10.02.

“Multiemployer Plan” means any multiemployer plan, as defined in Section 400l(a)(3) of ERISA, to which any ERISA Affiliate incurs or otherwise has any obligation or liability, contingent or otherwise.

“Net Cash Proceeds” means,

(a)                      with respect to the incurrence or issuance of any Indebtedness incurred by a Person and not permitted under Section 9.01, the excess, if any, of (i) the sum of the cash received in connection with such incurrence or issuance over (ii) the investment banking fees, underwriting discounts, commissions, costs and other reasonable expenses and other customary expenses (including reasonable attorney’s, accountant’s and other similar professional advisor’s fees), incurred by such Person in connection with such incurrence or issuance to third parties (other than any other Obligor or any of their respective Affiliates);

(b)                      with respect to any Casualty Event, the amount of cash proceeds actually received from time to time by or on behalf of such Obligor after deducting therefrom only (i) actual costs and expenses related thereto incurred by such Obligor and (ii) Taxes paid or payable in each case, in connection therewith or as a result thereof; and

(c)                      with respect to any Asset Sale, the excess, if any, of (i) cash proceeds received in respect of such Asset Sale (including cash proceeds subsequently received (as and when received)) over (ii) the sum of (A) the direct costs of such Asset Sale then payable by the recipient of such proceeds excluding amounts payable to any Obligor or any of its Subsidiaries, (B) Taxes paid or payable by such recipient in connection therewith or as a result thereof, (C) amounts required to be applied to repay principal, interest and prepayment premiums and penalties on Indebtedness secured by a Permitted Lien on the properties subject to such Asset Sale and (D) amounts reserved or deposited in escrow with respect to indemnity payments or price adjustments until such amounts are released to the applicable Obligor or any of its Subsidiaries.

“Net Partnership Agreement Proceeds” means the Net Cash Proceeds received from Asset Sales pursuant to Section 9.09(l) net of any payments of “Contingent Consideration” that are required to be paid by an Obligor pursuant to the Effective Date Acquisition Agreement.

“Net Revenue” means, with respect to any Person, all amounts paid to and received by such Person in the Ordinary Course of Business that, in accordance with IFRS, would be classified as net revenue.

“Non-EEA Obligor” means an Obligor which is not an EEA Obligor.

“Note” means a convertible promissory note executed and delivered by the Borrowers and Parent to any Lender in the form attached as Exhibit A to the Conversion Amendment, as may be further amended, restated, supplemented, replaced or otherwise modified from time to time.

“Obligations” means, with respect to any Obligor, all amounts, obligations (including, without limitation, all Warrant Obligations), liabilities, covenants and duties of every type and description owing by such Obligor to any Lender or any other Indemnified Party hereunder, arising out of, under, or in connection with, any Loan Document, whether direct or indirect (regardless of whether acquired by assignment), absolute or contingent, due or to become due, whether liquidated or not, now existing or hereafter arising and however acquired, and whether or not evidenced by any instrument for the payment of money, including, without duplication, (a) the principal amount of the Term Loans, (b) all interest on the Term Loans (including accrued but uncapitalized PIK Interest and interest accruing at the Default Rate), whether or not accruing after the filing of any petition in bankruptcy or after the commencement of any insolvency, reorganization or similar proceeding, and whether or not a Claim for post‑filing or post‑petition interest is allowed in any such proceeding, (c) any Prepayment Premium and (d)  all other fees, expenses, interest, commissions, charges, costs, disbursements, indemnities and reimbursement of amounts paid and other sums chargeable to such Obligor under any Loan Document (including, without limitation, all unpaid fees and expenses payable under Section 13.03); provided that with respect to each EEA Obligor the term Obligations shall exclude the Relevant Warrant Obligations; provided further that (and for avoidance of doubt) with respect to each non-EEA Obligor the term Obligations does include, without limitation, the Relevant Warrant Obligations.

“Obligor Intellectual Property” means Intellectual Property owned by or licensed to any of the Obligors.

“Obligors” means, collectively, the Borrowers, each Guarantor and each of their respective successors and permitted assigns.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury (or any successor thereto).

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business generally consistent with the Person’s market or custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).

“Ordinary Shares” has the meaning assigned to such term in the Notes.

“Organizational Documents” means (a) with respect to any corporation (other than a corporation organized under the laws of Canada or any province or territory thereof), its certificate of or articles of incorporation or organization, or memorandum and articles of association, as amended, or constitution, as amended, and its by‑laws, as amended, (b) with respect to any corporation, company, unlimited liability company, or unlimited liability corporation organized under the laws of Canada or any province or territory thereof, its certificate of incorporation, amalgamation, or continuance, its articles of incorporation, amalgamation, or continuance, its notice of articles, its articles, and/or any shareholders’ agreement or declaration with respect to it, in each case as amended, as applicable, (c) with respect to any limited partnership, its certificate of limited partnership, as amended, and its partnership agreement, as amended, (d) with respect to any general partnership, its partnership agreement, as amended, and (e) with respect to any limited liability company, its  certificate of formation or articles of organization, as amended, or its constitution, as amended, and its operating agreement, as amended.  In the event any term or condition of this Agreement or any other Loan Document requires any Organizational Document to be certified by a secretary of state or similar government official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such government official.

“Original Closing Date” means December 15, 2021.

“Original Credit Agreement” has the meaning set forth in the recitals hereto.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Term Loans or any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 5.03(h)).

“Outstanding Convertible Notes” means those Convertible Notes that remain outstanding after the Funding Date in an aggregate principal amount not to exceed $275,000 plus accrued and unpaid interest.

“Parent” means Trinity Biotech plc, a company organized under the laws of Ireland (company registration number: 183476).

“Participant” has the meaning set forth in Section 13.05(e).

“Participant Register” has the meaning set forth in Section 13.05(f).

“Partner Agreement” means a written agreement with a Commercial Partner to enter into commercial activities involving any continuous glucose management product.

“Patents” means all patents and patent applications, including the inventions and improvements described and claimed therein together with the reissues, divisions, continuations, renewals, extensions and continuations in part thereof, all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, all damages and payments for past or future infringements thereof and rights to sue therefor, and all rights corresponding thereto throughout the world, in each case, relating to a Product.

“Payment Date” means the last day of each Interest Period; provided that if such last day of such Interest Period is not a Business Day, then the Payment Date for such Interest Period will be the next succeeding Business Day.

“PBGC” means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Perceptive” has the meaning set forth in the introduction hereto.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR.”

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, authorizations, consents, waivers, franchises, variances and similar rights issued by or obtained from any Governmental Authority or any other Person, including, without limitation, those relating to Environmental Laws.

“Permitted Acquisition” means any Acquisition by any Obligor or any of their wholly-owned Subsidiaries, by (a) purchase, merger, amalgamation, plan of arrangement, license or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person or (b) license arrangement for the rights to use, develop, market or otherwise commercialize any Patents, Trademarks, Copyrights or other Intellectual Property (other than ordinary course, over the counter software license arrangements), including, for the avoidance of doubt, any Partner Agreement; provided that:

(i)                        immediately prior to, and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(ii)                      all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable Laws and in conformity in all material respects with all applicable Governmental Approvals;

(iii)                     in the case of the Acquisition of all of the Equity Interests of such Person, all of the Equity Interests (except for any such securities in the nature of directors’ qualifying shares required pursuant to applicable Law) acquired, or otherwise issued by such Person or any newly formed Subsidiary of such Obligor in connection with such Acquisition, shall be owned 100% by an Obligor, and the Obligor shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary of an Obligor, each of the actions set forth in Section 8.11, if applicable;

(iv)                     such Person (in the case of an Acquisition of Equity Interests) or assets (in the case of an Acquisition of assets or a division) (A) shall be engaged or used, as the case may be, in the same business or lines of business in which the Obligors and/or their Subsidiaries are engaged or a business reasonably and substantially related thereto or (B) shall have a similar customer base as the Borrowers and/or their Subsidiaries;

(v)                       the Administrative Borrower shall have provided the Administrative Agent with at least ten (10) Business Days’ prior written notice of any such Acquisition, together with summaries, prepared in reasonable detail, of all due diligence conducted by or on behalf of an Obligor, or the applicable Subsidiary, prior to such Acquisition;

(vi)                     the Acquisition shall have been approved by the Board or other governing body or controlling Person of the Person acquired or the Person from whom such assets or division is acquired; and

(vii)                   on a pro forma basis after giving effect to such Acquisition, the Obligors and their Subsidiaries shall be in compliance with Section 8.15.

“Permitted Cash Equivalent Investments” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than two (2) years from the date of acquisition, (b) commercial paper with an average maturity of no more than one (1) year and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., (c) any money market funds or other investment vehicles whose principal investments are in investments described in clauses (a) or (b) and (d) certificates of deposit maturing no more than one (1) year after issue.

“Permitted Indebtedness” means any Indebtedness existing as of the Original Closing Date.

“Permitted Licenses” are (a) licenses of over‑the‑counter software that is commercially available to the public, (b) inbound licenses for the use of any Patents, Trademarks, Copyrights, Industrial Designs and Technical Information of any third party and (c) non‑exclusive licenses for the use of Obligor Intellectual Property, in each case, entered into in the Ordinary Course of Business or as otherwise may be approved by the applicable Obligor’s Board and so long as (i) no Event of Default has occurred and is continuing at the time such license is entered into and (ii) such license does not materially impair the Lenders from exercising their rights under any of the Loan Documents.

“Permitted Liens” means any Liens permitted under Section 9.02.

“Permitted Refinancing” means, with respect to any Indebtedness permitted to be refinanced, extended, renewed or replaced hereunder, any refinancing, extensions, renewals and replacements of such Indebtedness; provided that such refinancing, extension, renewal or replacement shall not (a) increase the outstanding principal amount of the Indebtedness, being refinanced, extended, renewed or replaced, (b) contain terms relating to outstanding principal amount, amortization, interest rate or equivalent yield, maturity, collateral security (if any),  subordination (if any), or other material terms that, taken as a whole are less favorable in any material respect to any Obligor and its Subsidiaries  or any Lender than the terms of any agreement or instrument governing the Indebtedness being refinanced, and (c) contain any new requirement to grant any Lien or to give any Guarantee that was not an existing requirement of such Indebtedness.

“Person” means any individual, corporation, company, voluntary association, partnership, limited liability company, unlimited liability company, unlimited liability corporation, joint venture, trust, unincorporated organization or Governmental Authority or other entity of whatever nature.

“PFIC” has the meaning set forth in Section 8.01(j).

“PIK Interest” shall mean payment‑in‑kind of interest in respect of the Term Loans by increasing the outstanding principal amount of each Term Loan to which such interest relates by an amount equal to such portion of interest, rather than paying such portion of interest in cash.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrowers or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pledge Agreements” means the U.S. Pledge Agreement and the Canadian Pledge Agreement.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect; provided, however, that if by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Administrative Agent and/or any Lender’s security interests in any item or portion of the Collateral are governed by the personal property security laws as in effect in any jurisdiction in Canada other than the laws of the Province of Ontario, then “PPSA” means those personal property security laws (including the Civil Code of Québec) as in effect in such other jurisdiction in Canada for the purposes of the provisions hereof relating thereto.

“Prepayment Premium” has the meaning set forth in Section 3.03(a).

“Pro Rata Share” has the meaning set forth in Section 11.08.

“Product” means (a) those Devices set forth (and described in reasonable detail) on Schedule 3 attached hereto, and (b) any current or additional Device subject, as of the date of determination, to any Product Development and Commercialization Activities by any Obligor, including any such Device currently in development.  For the avoidance of doubt, separate stock keeping units (SKUs) by reference to package size or country of sale constitute one Product.

“Product Agreement” means, with respect to any Product, any Contract, license, document, instrument, interest (equity or otherwise) or the like under which one or more Persons grants or receives (a) any right, title or interest with respect to any Product Development and Commercialization Activities of such Product, or (b) any right to exclude any other Person from engaging in, or otherwise restricting any right, title or interest as to, any Product Development and Commercialization Activities with respect to such Product, including any Contract with suppliers, manufacturers, distributors, clinical research organizations, hospitals, group purchasing organizations, wholesalers, pharmacies or any other Person related to such entity.

“Product Assets” means, with respect to any Product, (a) any and all rights, title and interest of the Obligors in any assets relating to such Product or any Product Development and Commercialization Activities with respect to such Product, (b) all Product Related Information with respect to such Product or any related Product Development and Commercialization Activities, (c) any Product Agreement related to such Product or any such Product Development and Commercialization Activities, (d) any Intellectual Property, Regulatory Approvals and similar assets with respect to such Product or any such Product Development and Commercialization Activities, and (e) all rights, title and interests in any other property, tangible or intangible, manifesting or otherwise in respect of such Product or any such Product Development and Commercialization Activities, including, without limitation, inventory, accounts receivable or similar rights to receive money or payment pertaining thereto and all proceeds of the foregoing.

“Product Authorizations” means any and all Regulatory Approvals (including all applicable IDEs, Device Clearance Applications, supplements, amendments, governmental price and reimbursement approvals and approvals of applications for regulatory exclusivity), clearances, licenses, notifications, registrations, safety or quality specifications and standards, or any other authorizations of any applicable Regulatory Authority in each case necessary for the manufacturing, development, distribution, ownership, use, storage, import, export, transport, promotion, marketing, sale or other commercialization of any Product or for any Product Development and Commercialization Activities with respect thereto in any country or jurisdiction, whether United States or non‑United States.

“Product Development and Commercialization Activities” means, with respect to any Product, any combination of research, development, manufacture, import, use, sale, licensing, importation, storage, design, labeling, marketing, promotion, supply, distribution, testing, packaging, purchasing or other commercialization activities, receipt of payment in respect of any of the foregoing (including, without limitation, in respect of licensing, royalty or similar payments), or any similar or other activities the purpose of which is to commercially exploit such Product.

“Product Related Information” means, with respect to any Product, all books, records, lists, ledgers, files, manuals, Contracts, correspondence, reports, plans, drawings and data (in any form or medium), and all techniques and other know‑how, owned or possessed by the Obligors that are necessary or required for any Product Development and Commercialization Activities relating to such Product, including (a) brand materials, packaging and other trade dress, customer targeting and other marketing, promotion and sales materials and information, referral, customer, supplier and other contact lists and information, product, business, marketing and sales plans, research, studies and reports, sales, maintenance and production records, training materials and other marketing, sales and promotional information, (b) clinical data, information included or supporting any Product Authorization or other Regulatory Approval, any regulatory filings, updates, notices and correspondence (including adverse event and other pharmacovigilance and other post‑marketing reports and information, etc.), technical information, product development and operational data and records, and all other documents, records, files, data and other information relating to product development, manufacture and use, (c) litigation and dispute records, and accounting records, (d) all documents, records and files relating to Intellectual Property, including all correspondence from and to third parties (including Intellectual Property counsel and patent, trademark and other Intellectual Property registries, including the United States Patent and Trademark Office and the Canadian Intellectual Property Office), and (e) all other information, techniques and know‑how necessary or required in connection with the Product Development and Commercialization Activities for any Product.

“Prohibited Payment” means any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) made by any Person to any officer, employee or ceremonial office holder of any government or instrumentality thereof, political party or supra‑national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing that is prohibited under any Requirement of Law.

“Projections” means the Confidential - Group EBITDA TO 2025 with Bal Sheet December 2021.

“Property” of any Person means any property or assets, or interest therein, of such Person.

“Proportionate Share” means, with respect to any Lender, the percentage obtained by dividing (a) the Loan Exposure of such Lender then in effect by (b) the aggregate Loan Exposure of all Lenders then in effect.

“Publicly Reporting Company” means an issuer generally subject to the public reporting requirements of the Exchange Act.

“Qualified Equity Interest” means, with respect to any Person, any Equity Interest of such Person that is not a Disqualified Equity Interest.

“Qualified Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time maintained or sponsored by any Obligor or any ERISA Affiliate thereof or to which any Obligor or any ERISA Affiliate thereof has ever made, or was ever obligated to make, contributions, and (b) that is intended to be Tax qualified under Section 401(a) of the Code.

“Recipient” means any Lender or the Administrative Agent or, in the case of the Warrant Indemnified Taxes, the Warrant Holder.

“Redemption Date” has the meaning set forth in Section 3.03(a)(i).

“Redemption Price” has the meaning set forth in Section 3.03(a)(i).

“Referral Source” has the meaning set forth in Section 7.07(b)(i).

“Register” has the meaning set forth in Section 13.05(d).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Conversion Amendment Date, among Parent, Perceptive Credit Holdings III, LP and Perceptive Credit Holdings II, LP.

“Regulation T” means Regulation T of the Board of Governors of the Federal Reserve System, as amended.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as amended.

“Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System, as amended.

“Regulatory Approvals” means any Governmental Approval relating to any Product or any Product Development and Commercialization Activities related to such Product, including any Product Authorizations with respect thereto.

“Regulatory Authority” means any Governmental Authority that is concerned with or has regulatory or supervisory oversight with respect to any Product or any Product Development and Commercialization Activities relating to any Product, including the FDA, EMA, HPRA, Health Canada, ANVISA, and all equivalent Governmental Authorities, whether United States or non‑United States.

“Relevant ADSs” has the meaning set forth in Section 8.21.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Relevant Warrant Obligations” means the obligations under Section 8.21 (Cashless Exercise of Warrant Certificate and Par Value) and Article 11 (Guarantee) to the extent such obligations relate, directly or indirectly, to a Warrant Certificate.

“Representatives” has the meaning set forth in Section 13.17.

“Requirement of Law” means, as to any Person, any Law applicable to or binding upon such Person or any of its Properties or revenue.

“Resignation Effective Date” has the meaning set forth in Section 12.06(a).

“Responsible Officer” of any Person means each of the president, chief executive officer, chief financial officer or titles equivalent to the foregoing.

“Restricted Payment” means any dividend or other distribution (which shall include any management fees) (whether in cash, securities or other Property) with respect to any Equity Interest of an Obligor or any of its Subsidiaries, or any payment (whether in cash, securities or other Property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Interests of an Obligor or any of its Subsidiaries or any option, warrant or other right to acquire any Equity Interests of an Obligor or any of its Subsidiaries.

“Restrictive Agreement” means any indenture, agreement, instrument or other binding arrangement that prohibits, restricts or imposes any condition upon (a) the ability of an Obligor or any Subsidiary to create, incur or permit to exist any Lien upon any of its Property (other than (i) customary provisions in Contracts (including without limitation leases and in‑bound licenses of Intellectual Property) restricting the assignment thereof, (ii) restrictions or conditions imposed by any agreement governing secured Permitted Indebtedness permitted under Section 9.01(h), to the extent that such restrictions or conditions apply only to the Property securing such Indebtedness and (iii) software and other Intellectual Property licenses pursuant to which an Obligor or a Subsidiary thereof is the licensee of the relevant software or Intellectual Property, as the case may be (in which case, any prohibition or limitation shall relate only to the assets or rights subject to the applicable license and/or the license itself)), or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Equity Interests or to make or repay loans or advances to an Obligor or any other Subsidiary or to Guarantee Indebtedness of an Obligor or any other Subsidiary.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any U.K. Financial Institution, a U.K. Resolution Authority.

“Revenue Claim” has the meaning set forth in Section 5.03(i).

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by Governmental Authorities (including, but not limited to, OFAC, the United States Department of State, the United States Department of Commerce, and the government of Canada and respective departments and agencies thereof, including Foreign Affairs, Trade and Development Canada, and Public Safety Canada).

“Sanctions Laws” means all laws, rules, regulations and requirements of any jurisdiction applicable to the Obligors or any party to the Loan Documents concerning or relating to Sanctions, terrorism or money laundering.

“SEC” means United States Securities and Exchange Commission.

“Second A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Second Amendment to Warrant Certificate” means that certain Second Amendment to Warrant Certificate, dated as of the Effective Date, by and among Parent and Perceptive.

“Securities Account” has the meaning set forth in the U.C.C. and the PPSA, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Security Agreements” means the U.S. Security Agreement, the Canadian Security Agreement and the Irish Debenture.

“Security Documents” means, collectively, the Security Agreements, each Short‑Form IP Security Agreement, the Canadian Intellectual Property Security Agreements, the Pledge Agreements and each other security document, control agreement or financing statement executed to perfect Liens in favor of the Administrative Agent for the benefit of the Lenders.

“Segregated Health Care Account” means, a Deposit Account of an Obligor in the name of such Obligor and under the sole dominion and control of such Obligor maintained in accordance with the requirements of Section 8.18(c) hereof, the only funds on deposit in which constitute the direct proceeds of payments made by Federal Health Care Programs.

“Short‑Form IP Security Agreements” means short‑form Copyright, Patent or Trademark (as the case may be) security agreements, dated as of the Funding Date, in substantially the form of Exhibits H-1 and H-2, entered into by one or more Obligors in favor of the Administrative Agent for the benefit of the Lenders, each in form and substance satisfactory to the Administrative Agent.

“Sixth Amendment Restatement Date” means August 7, 2025.

“Sixth Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(h).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Sixth Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Sixth Amendment Term Loan made pursuant to Section 2.01(h) that has not yet been repaid as of such date.

“Sixth Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit R.

“Sixth Amendment Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Sixth Amendment Term Loan and “Sixth Amendment Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Sixth Amendment Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Sixth Amendment Term Loan Commitments as of the Sixth Amendment Restatement Date is $2,000,000.

“Sixth Amendment Warrant Certificate” means the Warrant, dated as of the Sixth Amendment Restatement Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” means, with respect to any Person at any time, that (a) the present fair saleable value of the Property of such Person is greater than the total amount of liabilities (including contingent liabilities) of such Person, (b) the present fair saleable value of the Property of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, and (c) such Person: (i) (where such is not an Irish Obligor) has not incurred and does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature; and (ii) (where such Person is an Irish Obligor) is not “unable to pay its debts” (within the meaning of Section 570 of the Companies Act 2014 of Ireland (as amended)).

“Standard Body” means any of the organizations that create, sponsor or maintain safety, quality or other standards, including ISO, ANSI, CEN and SCC and the like.

“State” means any state or territory of the United States.

“Stated Maturity Date” means January 15, 2027; provided that if any such date shall occur on a day that is not a Business Day, then the Stated Maturity Date shall be the immediately succeeding Business Day.

“Subsidiary” means, with respect to any Person (the “parent”) at any time of determination, any other Person of which more than 50% of the outstanding capital stock of such other Person having ordinary voting powers, determined on a fully diluted basis, is at the time directly or indirectly owned or Controlled by the parent.  Unless the context otherwise specifically requires, the term “Subsidiary” shall be a reference to a Subsidiary of an Obligor.

“Swedish Subsidiaries” means Fiomi Diagnostics Holding AB and Fiomi Diagnostics AB.

“Sweep Agreement” means an agreement, in form and substance reasonably satisfactory to Agent, between the Obligor maintaining a Segregated Health Care Account, Administrative Agent and applicable bank or other financial institution at which such Segregated Health Care Account is maintained, pursuant to which such bank or financial institution (i) agrees to automatically sweep amounts deposited in such Segregated Health Care Account to another account of an Obligor subject to a tri-party account control agreement in favor of Administrative Agent satisfying the requirements set forth in Section 8.18(c) hereof, as and when funds clear and become available in accordance with such bank’s or financial institution’s standard practices and procedures, and (ii) agrees not to change such standing sweep instructions until the date at least five (5) days (or such lesser period as Administrative Agent may agree in its sole discretion or as may be required by applicable Federal Health Care Program laws or policies after receipt of notice from such Obligor maintaining such Segregated Health Care Account by Administrative Agent and such bank or financial institution of the termination of such standing sweep instruction).

“Taxes” means all present or future taxes, levies, imposts, duties, (including stamp duties), deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Technical Information” means all trade secrets and other proprietary or confidential information, which may include any proprietary information of a scientific, technical, or business nature in any form or medium, standards and specifications, conceptions, ideas, innovations, discoveries, Invention disclosures, all documented research, developmental, demonstration or engineering work, data, plans, specifications, reports, summaries, experimental data, manuals, models, samples, know‑how, technical information, systems, methodologies, computer programs or information technology.

“Term Loans” means collectively, the Funding Date Term Loan, the Tranche B Term Loan, the Effective Date Term Loan, the Delayed Draw Term Loan, the Third Amendment Term Loan, the Fourth Amendment Term Loan, the Fifth Amendment Term Loan, the Sixth Amendment Term Loan, the Tranche C Term Loan, the Tranche D Term Loan, the Tranche E Term Loan and the Tranche F Term Loan.

“Term SOFR” means the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day; provided, further, Term SOFR shall be rounded upwards to the next 1/100% (if necessary), provided, further, however; if Term SOFR as so determined shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Third A&R Credit Agreement” has the meaning set forth in the recitals hereto.

“Third Amendment” means the Third Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the Tranche E Term Loan Borrowing Date, among the Obligors, the Lenders and the Administrative Agent.

“Third Amendment Restatement Date” means December 23, 2024.

“Third Amendment Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(e).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Third Amendment Term Loan on any date of determination shall mean the aggregate principal amount of the Third Amendment Term Loan made pursuant to Section 2.01(e) that has not yet been repaid as of such date.

“Third Amendment Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit O.

“Third Amendment Warrant Certificate” means the Warrant, dated as of the Third Amendment Restatement Date, that, among other things, grants the holder thereof the right to purchase the number of American Depositary Shares (represented by American Depositary Receipts) of Parent as indicated on the Warrant Shares table on Schedule 1.

“Third Amendment to Warrant Certificate” means that certain Third Amendment to Warrant Certificate, dated as of the Third Amendment Restatement Date, by and among Parent and Perceptive.

“Title IV Plan” means an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time during the six year period ending on the Funding Date maintained or sponsored by any Obligor or any ERISA Affiliate thereof or to which any Obligor or any ERISA Affiliate thereof has ever made, or was obligated to make, contributions, and (b) that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

“Trademarks” means all trade names, trademarks and service marks, logos, trademark and service mark registrations, and applications for trademark and service mark registrations, including all renewals of trademark and service mark registrations, all rights to recover for all past, present and future infringements thereof and all rights to sue therefor, and all rights corresponding thereto throughout the world, together, in each case, with the product lines and goodwill of the business connected with the use thereof (excluding any application for registration of a trademark filed on an intent to use basis solely to the extent that the grant of a security interest in any such trademark application would materially adversely affect the validity or enforceability of the resulting trademark registration or result in cancellation of such trademark application).

“Tranche B Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(b).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche B Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche B Term Loan made pursuant to Section 2.01(b) that has not yet been repaid as of such date.

“Tranche B Term Loan Borrowing Date” means February 21, 2023.

“Tranche C Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(i).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche C Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche C Term Loan made pursuant to Section 2.01(i) that has not yet been repaid as of such date.

“Tranche C Term Loan Borrowing Date” means October 16, 2025.

“Tranche C Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit S.

“Tranche C Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche C Term Loan and “Tranche C Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche C Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche C Term Loan Commitments as of the Tranche C Term Loan Borrowing Date is $2,000,000.

“Tranche D Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(j).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche D Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche D Term Loan made pursuant to Section 2.01(j) that has not yet been repaid as of such date.

“Tranche D Term Loan Borrowing Date” means December 22, 2025.

“Tranche D Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit T.

“Tranche D Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche D Term Loan and “Tranche D Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche D Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche D Term Loan Commitments as of the Tranche D Term Loan Borrowing Date is $5,000,000.

“Tranche E Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(k).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche E Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche E Term Loan made pursuant to Section 2.01(k) that has not yet been repaid as of such date.

“Tranche E Term Loan Borrowing Date” means April 30, 2026.

“Tranche E Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit U.

“Tranche E Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche E Term Loan and “Tranche E Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche E Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche E Term Loan Commitments as of the Tranche E Term Loan Borrowing Date is $2,500,000.

“Tranche F Term Loan” means the loan advanced by a Lender pursuant to Section 2.01(l).  For purposes of clarification, any calculation of the aggregate outstanding principal amount of the Tranche F Term Loan on any date of determination shall mean the aggregate principal amount of the Tranche F Term Loan made pursuant to Section 2.01(l) that has not yet been repaid as of such date.

“Tranche F Term Loan Borrowing Date” means August 12, 2026.

“Tranche F Term Loan Borrowing Notice” means a notice substantially in the form attached hereto as Exhibit V.

“Tranche F Term Loan Commitment” means the commitment of a Lender to make or otherwise fund the Tranche F Term Loan and “Tranche F Term Loan Commitments” means such commitments of all Lenders in the aggregate.  The amount of each Lender’s Tranche F Term Loan Commitment is set forth on Schedule 1.  The aggregate amount of the Tranche F Term Loan Commitments as of the Tranche F Term Loan Borrowing Date is $2,500,000.

“Transactions” means the execution, delivery and performance by each Obligor of this Agreement and the other Loan Documents to which such Obligor is a party, the consummation of the Effective Date Acquisition and the other transactions contemplated hereby and thereby, including disbursement and application of the proceeds of the Term Loans.

“U.C.C.” means the Uniform Commercial Code as in effect in the State of New York; provided, however, that if by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the Administrative Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “U.C.C.” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions relating to such provisions.

“U.K. Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“U.K. Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any U.K. Financial Institution.

“U.K. Subsidiary” means Trinity Biotech (UK) Limited.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Cash” means the balance of unencumbered cash (other than cash encumbered by the Liens granted to the Lenders pursuant to the Loan Documents) and Permitted Cash Equivalent Investments (which for greater certainty shall not include any undrawn credit lines), in each case, to the extent held in a Controlled Account.

“U.S.” means the United States of America.

“U.S. Biopool” has the meaning set forth in the introduction hereto.

“U.S. Clark” has the meaning set forth in the introduction hereto.

“U.S. Fitzgerald” means Fitzgerald Industries International, Inc., a Delaware corporation.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Holdings” has the meaning set forth in the introduction hereto.

“U.S. Immco” has the meaning set forth in the introduction hereto.

“U.S. MarDx” has the meaning set forth in the introduction hereto.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Primus” has the meaning set forth in the introduction hereto.

“U.S. Pledge Agreement” means the U.S. Pledge Agreement, dated as of the Funding Date, among Parent, the Lenders and the Administrative Agent, pledging 100% of the Equity Interests in U.S. Holdings in favor of the Administrative Agent for the benefit of the Lenders.

“U.S. Security Agreement” means the U.S. Security Agreement, dated as of the Funding Date, in substantially the form of Exhibit G-1 among the Borrowers, the Lenders and the Administrative Agent, granting a security interest in the personal Property constituting Collateral thereunder in favor of the Administrative Agent for the benefit of the Lenders.

“U.S. Tax Compliance Certificate” has the meaning set forth in Section 5.03(f)(ii)(B)(3).

“U.S. TRIB” has the meaning set forth in the introduction hereto.

“Warrant Certificates” means the Effective Date Warrant Certificate, the Third Amendment Warrant Certificate, the Sixth Amendment Warrant Certificate and the Existing Warrant Certificate.

“Warrant Indemnified Taxes” means any Indemnified Taxes payable or paid by the Warrant Holder or required to be withheld or deducted from a payment to Warrant Holder and/or any reasonable costs and expenses arising therefrom or with respect thereto (including, but not limited to, any costs arising from a dispute with the relevant Government Authority in respect of such Indemnified Taxes) in each case to the extent it relates to the grant of a Warrant Certificate to the Warrant Holder and/or the exercise of a Warrant Certificate by a Warrant Holder and/or the issue of the American Depositary Receipts and/or American Depositary Shares to any Warrant Holder in accordance with a Warrant Certificate.

“Warrant Holder” means the person or entity to whom a Warrant Certificate is issued, or any transferee or assignee thereof (to the extent such transfer is permitted by the applicable Warrant Certificate).

“Warrant Obligations” means, with respect to Parent, all of its Obligations arising out of, under or in connection with, the Warrant Certificates.

“Warrant Stamp Amount” means an amount denominated in EUR (€) credited to the client account of Irish counsel to the Administrative Agent on the date of execution of the Sixth Amendment Warrant Certificate by any one or more of the Non-EEA Obligors out of its (or their) existing cash resources (being cash other than cash borrowed pursuant to the terms of this Agreement), which amount (the source of which shall not require verification, assessment or confirmation by or from the Administrative Agent) shall be sufficient to discharge the Irish stamp duty liability due upon execution of the Sixth Amendment Warrant Certificate (as such liability is agreed between the Administrative Agent and the Administrative Borrower on such date).

“WaveForm” means WaveForm Technologies, Inc., a Delaware corporation.

“WaveForm Holdings” means WaveForm Holdings, LLC, a Delaware limited liability company.

"WaveForm IP” means Intellectual Property acquired pursuant to the Effective Date Acquisition.

"Waveform Slovenia Side Agreement” means that certain WaveForm Side Agreement, dated as of the date hereof, among WaveForm, WaveForm Slovenia and U.S. TRIB.

“WaveForm Slovenia” means Waveform EU d.o.o., a Slovenian company.

“WHO” means the World Health Organization and any successor thereto.

“Withdrawal Liability” means, at any time, any liability incurred (whether or not assessed) by any ERISA Affiliate and not yet satisfied or paid in full at such time with respect to any Multiemployer Plan pursuant to Section 4201 of ERISA.

“Write‑Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write‑down and conversion powers of such EEA Resolution Authority from time to time under the Bail‑In Legislation for the applicable EEA Member Country, which write‑down and conversion powers are described in the EU Bail‑In Legislation Schedule  and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any U.K. Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such Contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02. Accounting Terms and Principles.  All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made substantially in accordance with IFRS.  If, after the date hereof, any change occurs in IFRS or in the application thereof (an “Accounting Change”) and such change would cause any amount required to be determined for the purposes of the covenants to be maintained or calculated pursuant to Article 8 or 9 to be materially different than the amount that would be determined prior to such change, then the Administrative Borrower will provide a detailed notice of such change (an “Accounting Change Notice”) to the Administrative Agent in conjunction with the next required delivery of financial statements pursuant to Section 8.01.  If the Administrative Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Sixth Amendment Restatement Date or in the application thereof on the operation of such provision, regardless of whether any Accounting Change Notice is given before or after such Accounting Change or in the application thereof, then the Administrative Agent and the Administrative Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Administrative Agent and the Administrative Borrower after such Accounting Change conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, (i) the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred and (ii) the Administrative Borrower shall provide to the Administrative Agent a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of any baskets and other requirements hereunder before and after giving effect to such Accounting Change.

All components of financial calculations made to determine compliance with this Agreement shall be adjusted to include or exclude, as the case may be, without duplication, such components of such calculations attributable to any Acquisition or disposition of assets consummated after the first day of the applicable period of determination and prior to the end of such period, as determined in good faith by the Administrative Borrower based on assumptions expressed therein and that were reasonable based on the information available to the Administrative Borrower at the time of preparation of the Compliance Certificate setting forth such calculations.

 Section 1.03. Interpretation.  For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, (a) the terms defined in this Agreement include the plural as well as the singular and vice versa; (b) words importing gender include all genders; (c) any reference to a Section, Article, Annex, Schedule or Exhibit refers to a Section or Article of, or Annex, Schedule or Exhibit to, this Agreement; (d) any reference to “this Agreement” refers to this Agreement, including all Annexes, Schedules and Exhibits hereto, and the words herein, hereof, hereto and hereunder and words of similar import refer to this Agreement and its Annexes, Schedules and Exhibits as a whole and not to any particular Section, Article, Annex, Schedule, Exhibit or any other subdivision; (e) references to days, months and years refer to calendar days, months and years, respectively; (f) all references herein to “include” or “including” shall be deemed to be followed by the words “without limitation”; (g) the word “from” when used in connection with a period of time means “from and including” and the word “until” means “to but not including”; and (h) accounting terms not specifically defined herein shall be construed substantially in accordance with IFRS (except for the term “property,” which shall be interpreted as broadly as possible, including, in any case, cash, securities, other assets, rights under contractual obligations and Permits and any right or interest in any property, except where otherwise noted).  Unless otherwise expressly provided herein, references to Organizational Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto permitted by the Loan Documents.

 Section 1.04. Divisions.  For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

 Section 1.05. Interest Rates.  The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR,  any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 2

The Term Loans

 Section 2.01. Term Loans.

(a)                      Funding Date Term Loan.

(i)                         On the Funding Date, the Funding Date Term Loan was made to the Borrowers pursuant to Section 2.01(a) of the Original Credit Agreement.

(ii)                       Subject to Section 3.03, all amounts owed hereunder with respect to the Funding Date Term Loan shall be paid in full no later than the Maturity Date.

(b)                      Tranche B Term Loan.

(i)                        On the Tranche B Term Loan Borrowing Date, the Tranche B Term Loan was made to the Borrowers pursuant to Section 2.01(b) of the Original Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Tranche B Term Loan shall be paid in full no later than the Maturity Date.

(c)                      Effective Date Term Loan.

(i)                        On the Effective Date, the Effective Date Term Loan was made to the Borrowers pursuant to Section 2.01(c) of the Second A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Effective Date Term Loan shall be paid in full no later than the Maturity Date.

(d)                      Delayed Draw Term Loan.

(i)                        On the Delayed Draw Term Loan Borrowing Date, the Delayed Draw Term Loan was made to the Borrowers pursuant to Section 2.01(d) of the Second A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Delayed Draw Term Loan shall be paid in full no later than the Maturity Date.

(e)   Third Amendment Term Loan.

(i)                        On the Third Amendment Restatement Date, the Third Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(e) of the Third A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Third Amendment Term Loan shall be paid in full no later than the Maturity Date.

(f)    Fourth Amendment Term Loan.

(i)                        On the Fourth Amendment Restatement Date, the Fourth Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(f) of the Fourth A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Fourth Amendment Term Loan shall be paid in full no later than the Maturity Date.

(g)  Fifth Amendment Term Loan.

(i)                        On the Fifth Amendment Restatement Date, the Fifth Amendment Term Loan was made to the Borrowers pursuant to Section 2.01(g) of the Fifth A&R Credit Agreement.

(ii)                      Subject to Section 3.03, all amounts owed hereunder with respect to the Fifth Amendment Term Loan shall be paid in full no later than the Maturity Date.

(h)  Sixth Amendment Term Loan.

(i)                         Subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Sixth Amendment Term Loan to the Borrowers on the Sixth Amendment Restatement Date in Dollars in a principal amount equal to such Lender’s Sixth Amendment Term Loan Commitment.  No Lender shall have an obligation to make a Sixth Amendment Term Loan in excess of such Lender’s Sixth Amendment Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Sixth Amendment Term Loan Commitment which shall be on the Sixth Amendment Restatement Date.  Subject to Section 3.03, all amounts owed hereunder with respect to the Sixth Amendment Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Sixth Amendment Term Loan Commitment shall terminate immediately and without further action on the Sixth Amendment Restatement Date after giving effect to the funding of such Lender’s Sixth Amendment Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.01), the Administrative Borrower shall deliver to the Administrative Agent a fully executed Sixth Amendment Term Loan Borrowing Notice no later than 5 p.m. (New York City time) at least one (1) Business Day in advance of the Sixth Amendment Restatement Date.

(i)    Tranche C Term Loan.

(i)                         On the Tranche C Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche C Term Loan to the Borrowers on the Tranche C Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche C Term Loan Commitment.  No Lender shall have an obligation to make a Tranche C Term Loan in excess of such Lender’s Tranche C Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche C Term Loan Commitment which shall be on the Tranche C Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche C Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche C Term Loan Commitment shall terminate immediately and without further action on the Tranche C Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche C Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.02) and the First Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche C Term Loan Borrowing Notice no later than 5 p.m. (New York City time) at least one (1) Business Day in advance of the Sixth Amendment Term Loan B Effective Date.

(j)           Tranche D Term Loan.

(i)                         On the Tranche D Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche D Term Loan to the Borrowers on the Tranche D Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche D Term Loan Commitment.  No Lender shall have an obligation to make a Tranche D Term Loan in excess of such Lender’s Tranche D Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche D Term Loan Commitment which shall be on the Tranche D Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche D Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche D Term Loan Commitment shall terminate immediately and without further action on the Tranche D Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche D Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.03) and the Conversion Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche D Term Loan Borrowing Notice.

(k)         Tranche E Term Loan.

(i)                         On the Tranche E Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche E Term Loan to the Borrowers on the Tranche E Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche E Term Loan Commitment.  No Lender shall have an obligation to make a Tranche E Term Loan in excess of such Lender’s Tranche E Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche E Term Loan Commitment which shall be on the Tranche E Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche E Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche E Term Loan Commitment shall terminate immediately and without further action on the Tranche E Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche E Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.04) and the Third Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche E Term Loan Borrowing Notice.

(l)           Tranche F Term Loan.

(i)                         On the Tranche F Term Loan Borrowing Date, subject to the terms and conditions of this Agreement and relying on the representations and warranties set forth herein, each Lender, severally and not jointly, agrees to provide its share of the Tranche F Term Loan to the Borrowers on the Tranche F Term Loan Borrowing Date in Dollars in a principal amount equal to such Lender’s Tranche F Term Loan Commitment.  No Lender shall have an obligation to make a Tranche F Term Loan in excess of such Lender’s Tranche F Term Loan Commitment.

(ii)                       The Borrowers may make one Borrowing under the Tranche F Term Loan Commitment which shall be on the Tranche F Term Loan Borrowing Date.  Subject to Sections 3.01 and 3.03, all amounts owed hereunder with respect to the Tranche F Term Loan shall be paid in full no later than the Maturity Date.  Each Lender’s Tranche F Term Loan Commitment shall terminate immediately and without further action on the Tranche F Term Loan Borrowing Date after giving effect to the funding of such Lender’s Tranche F Term Loan Commitment.

(iii)                     Subject to the terms and conditions of this Agreement (including Section 6.05) and the Fourth Amendment, the Administrative Borrower shall deliver to the Administrative Agent a fully executed Tranche F Term Loan Borrowing Notice.

Any principal amount of the Term Loans borrowed under Section 2.01(a), Section 2.01(b), Section 2.01(c), Section 2.01(d), Section 2.01(e), Section 2.01(f), Section 2.01(g), Section 2.01(h), Section 2.01(i), Section 2.01(j), Section 2.01(k) and Section 2.01(l) hereof and subsequently repaid or prepaid may not be reborrowed.

Section 2.02. Proportionate Shares.  Each Term Loan shall be made, and all participations purchased, by the Lenders simultaneously and proportionately to their respective Proportionate Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Term Loan hereunder or purchase a participation required hereby nor shall the Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Term Loan requested hereunder or purchase a participation required hereby.

Section 2.03. [Reserved].

Section 2.04. Notes.  Upon the request of any Lender, the Borrowers shall prepare, execute and deliver to such Lender one or more Notes evidencing the portion of the Term Loans payable to such Lender (or if requested by it, to it and its registered assigns).

Section 2.05. Use of Proceeds.  The Borrowers shall use the proceeds of the Effective Date Term Loan, (a) to fund the Effective Date Acquisition, (b) to pay, in accordance with the funds flow attached to the Effective Date Term Loan Borrowing Notice, fees, costs and expenses incurred in connection with this Agreement and (c) for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Delayed Draw Term Loan, (a) for general corporate purposes permitted herein and (b) to pay, in accordance with the funds flow attached to the Delayed Draw Term Loan Borrowing Notice, fees, costs and expenses incurred in connection with the applicable Borrowing.  The Borrowers shall use the proceeds of the Third Amendment Term Loan for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Sixth Amendment Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche C Term Loan for general corporate purposes permitted herein.  The Borrowers shall use the proceeds of the Tranche D Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche E Term Loan for general corporate purposes permitted herein. The Borrowers shall use the proceeds of the Tranche F Term Loan for general corporate purposes permitted herein.

Article 3

Payments of Principal and Interest

Section 3.01. Repayment.  There will be no scheduled repayments of principal on the Term Loans prior to the Maturity Date.  The entire outstanding principal amount of the Term Loans (including accrued and uncapitalized PIK Interest on the Term Loans), together with all accrued and unpaid interest thereon, will be due and payable on the Maturity Date.

Section 3.02. Interest.

(a)                      Interest Generally.  The Borrowers agree to pay to the Lenders interest in cash on the outstanding principal amount of the Term Loans for each Interest Period at a rate per annum equal to the sum of (i) Term SOFR plus (ii) the Applicable Margin provided that interest payable on the Term Loans for the Interest Periods of September 2024, October 2024, November 2024, December 2024, January 2025, February 2025, March 2025, April 2025, May 2025, June 2025, July 2025, August 2025, September 2025, October 2025, November 2025, December 2025, January 2026, March 2026, April 2026, May 2026, June 2026, July 2026, and August 2026 shall be paid on the applicable Payment Date as PIK Interest. Notwithstanding the foregoing, fifty percent (50%) of the interest payable on the Term Loans for the Interest Period of February 2026 was paid in cash on the applicable Payment Date, and the remaining fifty percent (50%) shall be deemed to have been paid on such date as PIK Interest.

Notwithstanding anything to the contrary contained herein, accrued and unpaid interest on the Term Loans as of November 30, 2025 in the amount of $13,622,627.74 shall be paid as PIK Interest.

(b)                      Term SOFR Conforming Changes.  In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.  The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(c)                      Effect of Benchmark Transition Event.

(i)                        Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then‑current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(ii)                      Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to the Loan Documents.

(iii)                     Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of (x) the implementation of any Benchmark Replacement and (y) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement.  Any determination, decision or election that may be made by the Administrative Agent or the Lenders pursuant to this Section 3.02(c) including any determination with respect to a tenor, rate or adjustment or of the occurrence or non‑occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.02(c).

(iv)                     Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (x) if the then‑current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non‑representative tenor and (y) if a tenor that was removed pursuant to clause (x) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor

(d)                      Default Interest.  Notwithstanding the foregoing, upon the occurrence and during the continuance of any Event of Default, the Applicable Margin shall increase automatically by 3.00% per annum (the interest rate, as increased pursuant to this Section 3.02(c), being the, the “Default Rate”).  Notwithstanding any other provision herein, if interest is required to be paid at the Default Rate, it shall also be paid entirely in cash.  If any Obligation is not paid when due (giving effect to any applicable grace period) under the applicable Loan Document, the amount thereof shall accrue interest at a rate equal to 3.00% per annum (without duplication of interest payable at the Default Rate).  Payment or acceptance of the increased rates of interest provided for in this Section 3.02(c) is not a permitted alternative to timely payment and shall not constitute a waiver of any Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

(e)                      Payment Dates.  Accrued interest on the Term Loans shall be payable in arrears on each Payment Date with respect to the most recently completed Interest Period in cash (other than PIK Interest), and upon the payment or prepayment of the Term Loans (on the principal amount being so paid or prepaid); provided that interest payable at the Default Rate shall be payable from time to time on demand by the Majority Lenders. PIK Interest on the Term Loans shall be capitalized and added to the outstanding principal amount of the Term Loans by increasing the outstanding principal amount of each Term Loan to which such interest relates on each Payment Date with respect to the most recently completed Interest Period.

(f)                       Maximum Rate; Interest at a Criminal Rate.  Notwithstanding any other provision of this Agreement, in no event will any interest or rates referred to herein exceed the maximum interest rate permitted by applicable Law.  If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with any fees or other amounts which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by applicable Law and any overpayment of interest received by the Lenders before such rates are so construed will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal. Without limiting the generality of the foregoing,  in the event that any provision of this Agreement or any other Loan Document would oblige any Obligor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would result in a receipt by any of the Administrative Agent or any Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(i)         first, by reducing the amount or rate of interest required to be paid under this Agreement or such other Loan Document; and

(ii)       thereafter, by reducing any fees, commissions, premiums or other amounts required to be paid which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada).

 If, notwithstanding the provisions immediately above and after giving effect to all adjustments contemplated thereby, any of the Administrative Agent or any Lender shall have received an amount in excess of the maximum permitted by Law, then such excess shall be applied to the reduction of the balance of outstanding principal and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Obligor, as applicable.

(g)                      Interest Act (Canada). For the purposes of the Interest Act (Canada) and disclosure under such Act only:

(i)                        wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a "deemed year"), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year; and

(ii)                       each Obligor confirms that it fully understands and is able to calculate the rate of interest applicable to each of the credit facilities made available hereunder based on the methodology for calculating per annum rates provided for in this Agreement. The Administrative Agent agrees that, if requested in writing by the Administrative Borrower, it shall calculate the nominal and effective per annum rate of interest on any advance outstanding hereunder at any time and provide such information to the Administrative Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve any Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Administrative Agent. Each Obligor hereby irrevocably agrees not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to the Loan Documents, that the interest payable under the Loan Documents and the calculation thereof has not been adequately disclosed to the Obligors, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

 Section 3.03. Prepayments.

(a)                       Optional Prepayments.

(i)                        The Borrowers shall have the right to optionally prepay in whole or in part (in a minimum amount of $500,000 and integral multiples of $100,000 in excess of that amount for each partial prepayment, or, if less, the entire outstanding principal amount of the Term Loans) the outstanding principal amount of the Term Loans on any Business Day (a “Redemption Date”) for an amount equal to the sum of (x) the aggregate principal amount of the Term Loans being prepaid, (y) the applicable Prepayment Premium in respect of the aggregate principal amount of the Term Loans being prepaid and (z) any accrued but unpaid interest in respect of the aggregate principal amount of the Term Loans being prepaid (such aggregate amount, the “Redemption Price”).  The applicable “Prepayment Premium” shall be an amount calculated pursuant to Section 3.03(a)(ii).

(ii)                      If the Redemption Date occurs:

(A)                     after the first anniversary of the Funding Date and on or prior to the second anniversary of the Funding Date, the Prepayment Premium shall be an amount equal to four and one-half percent (4.5%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date;

(B)                      after the second anniversary of the Funding Date and on or prior to the third anniversary of the Funding Date, the Prepayment Premium shall be an amount equal to four percent (4%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date; and

(C)                      after the third anniversary of the Funding Date and prior to the Stated Maturity Date, the Prepayment Premium shall be an amount equal to three and one-half percent (3.5%) of the aggregate outstanding principal amount of the Term Loans being prepaid on such Redemption Date.

(b)                      Mandatory Prepayments.  The Borrowers shall prepay the Term Loans in amounts as provided below, it being agreed that the relevant payment date shall be deemed to be the “Redemption Date” for purposes of such calculation), as follows:

(i)                        In the event of any Casualty Event, an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100% of the Net Cash Proceeds received by any Obligor or any of its Subsidiaries with respect thereto; provided, however, so long as no Default  or Event of Default has occurred and is continuing, within one hundred eighty (180) days after receipt of such Net Cash Proceeds, the Obligors may apply the Net Cash Proceeds of any casualty policy up to, but not exceeding $4,000,000 for all losses in the aggregate during the term of this Agreement toward the replacement or repair of destroyed or damaged property; provided, further, that any such replaced or repaired property shall be Collateral in which the Administrative Agent for the benefit of the Lenders has been granted a security interest under the Security Documents.

(ii)                      In the event any Obligor or any of its Subsidiaries incurs Indebtedness other than Indebtedness that is permitted by Section 9.01 hereof, an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100% of the Net Cash Proceeds thereof received by such Person.  For the avoidance of doubt, any prepayment made pursuant to this Section 3.03(b)(ii) shall not be deemed to be a consent to any such incurrence of Indebtedness or a cure or waiver of any Event of Default which occurs in connection therewith, it being understood that any such Event of Default may only be waived with the express consent of the Majority Lenders.

(iii)                     In the event any Obligor or any of its Subsidiaries consummates an Asset Sale other than an Asset Sale that is permitted by Section 9.09 hereof (other than Section 9.09(j)), an amount, inclusive of any Prepayment Premium, any accrued but unpaid interest (including interest on the amount of the principal being prepaid) and fees then due and owing, equal to 100%  of the Net Cash Proceeds received by such Obligor in connection with such Asset Sale. For the avoidance of doubt, any prepayment made pursuant to this Section 3.03(b)(iii) shall not be deemed to be a consent to any Asset Sale or a cure or waiver of any Event of Default which occurs in connection therewith, it being understood that any such Event of Default may only be waived with the express consent of the Majority Lenders.

(iv)                     In the event any Obligor or any of its Subsidiaries consummates an Asset Sale pursuant to Section 9.09(l), an amount (not subject to any Prepayment Premium) equal to 75% of the Net Partnership Agreement Proceeds received by such Obligor in connection with such Asset Sale.

(c)                      Prepayment Premium.  Payment of any Prepayment Premium under this Section 3.03 constitutes liquidated damages, not unmatured interest or a penalty, as the actual amount of damages to the Lenders as a result of the relevant triggering event, prepayment or repayment would be impracticable and extremely difficult to ascertain.  Accordingly, any Prepayment Premium hereunder is provided by mutual agreement of the Obligors and the Lenders as a reasonable estimation and calculation of such actual lost profits and other actual damages of the Lenders.  Without limiting the generality of the foregoing, it is understood and agreed that upon the occurrence of any prepayment event, any Prepayment Premium shall be automatically and immediately due and payable as though any prepaid or repaid portion of the Term Loans was voluntarily prepaid as of such date and shall constitute part of the Obligations secured by the Collateral.  Any Prepayment Premium shall also be automatically and immediately due and payable if the Term Loans are satisfied or released by foreclosure (whether by power of judicial proceeding or otherwise), deed in lieu of foreclosure or by any other means.  EACH OBLIGOR HEREBY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR OTHER LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING Prepayment Premium IN CONNECTION WITH ANY SUCH EVENTS.  The Obligors expressly agree (to the fullest extent it and they may lawfully do so) that with respect to any Prepayment Premium payable under the terms of this Agreement: (i) such Prepayment Premium is reasonable and is the product of an arm’s length transaction between sophisticated business parties, ably represented by counsel; (ii) such Prepayment Premium shall be payable notwithstanding the then-prevailing market rates at the time payment is made; (iii) there has been a course of conduct between the Lenders and the Obligors giving specific consideration in this transaction for such agreement to pay such Prepayment Premium; and (iv) the Obligors shall be estopped hereafter from claiming differently than as agreed to in this paragraph.  The Obligors expressly acknowledge that their agreement to pay such Prepayment Premium as herein described is a material inducement to the Lenders to provide the Commitments and to make the Term Loans.

Article 4

Payments, Etc.

 Section 4.01. Payments.

(a)                      Payments Generally.  Each payment of principal, interest and other amounts to be made by the Obligors under this Agreement or any other Loan Document shall be made in Dollars, in immediately available funds, without deduction, set off or counterclaim, to an account of the Administrative Agent specified to the Administrative Borrower from time to time, not later than 2:00 p.m. (Eastern time) on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

(b)                      Application of Payments.  Each payment under this Agreement or any other Loan Document (other than any payment made pursuant to Section 3.01, which shall be applied to the principal amount of the Term Loans on a ratable basis and any applicable Prepayment Premium) shall be applied in the following order of priority, with proceeds being applied to a succeeding level of priority only if amounts owing pursuant to the immediately preceding level of priority have been paid in full in cash:

(i)                        first, to the payment of any unpaid costs and expenses referred to in Section 13.03(a) then due and owing;

(ii)                      second, in reduction of the Borrowers’ obligation to pay any unpaid interest and any fees then due and owing including, without limitation, (x) interest payable pursuant to Section 3.02(c) and (y) any Prepayment Premium;

(iii)                     third, in reduction of the Borrowers’ obligations to pay any Claims or Losses referred to in Section 13.03(b) then due and owing;

(iv)                     fourth, to the payment of unpaid principal of the Term Loans on a pro rata basis;

(v)                       fifth, in reduction of any other Obligation then due and owing; and

(vi)                     sixth, to the Borrowers or such other Persons as may lawfully be entitled to or directed by the Borrowers to receive the remainder.

Unless otherwise directed by the Majority Lenders, all payments of principal, interest and fees under this Agreement and the other Loan Documents shall be made by the Obligors to the Lenders in accordance with the Lenders’ respective Proportionate Shares of such payments.

(c)                      Non‑Business Days.  If the due date of any payment under this Agreement (whether in respect of principal, interest, fees, costs or otherwise) would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

(d)                      Each Lender shall have the right to convert all or any part of the principal amount of its Notes (and the Term Loans evidenced thereby) into ADSs in accordance with and subject to the terms of the Notes (a “Conversion”); provided, that the aggregate principal amount of the Term Loans so converted shall in no event exceed $72,500,000 in the aggregate. Each Conversion shall be treated as an optional prepayment of the principal amount so converted, and the Prepayment Premium in respect of such principal shall be satisfied through the issuance of ADSs as contemplated by the Notes. The Borrowers shall pay all accrued and unpaid interest on the principal amount of any of the Notes converted into ADSs through (and including) the Conversion Date (as defined in the Notes), such payment to be made on the earlier of the next Payment Date or the first date following the date of such conversion on which any accrued and unpaid interest otherwise becomes due and payable on the Term Loan evidenced by such Note, to the Lender then holding such Note. The Administrative Agent shall be promptly notified of any Conversion and shall treat the same as a prepayment of outstanding Term Loans.  Any Conversion of principal under a Note by any Lender, shall result in such principal being repaid and such repayment being set off in full against all subscription amounts due under the ADSs and be applied against, and reduce, the principal amount of such Lender’s Term Loan evidenced by such Note on the same basis as the repayment of such principal amount in cash hereunder and shall otherwise for all purposes hereof be deemed a repayment of such principal amount, in each case, as of the date of such applicable Conversion.  For the avoidance of doubt, the conversion of Notes (or any portion thereof) shall not reduce, or be applied against, any obligation of the Obligors to pay interest under the Notes (other than, for the avoidance of doubt, any PIK Interest that has been added to the principal amount of the Term Loans), it being acknowledged and agreed that all such interest shall be payable in accordance with the Credit Agreement and the Notes (as amended and restated hereby) and any outstanding principal amount of the Notes shall bear interest until satisfied in full (by conversion of such principal amount into ADSs or otherwise).

(e)                      Notwithstanding anything to the contrary in either this Agreement and without prejudice to any consequences pursuant to this Agreement, the Notes and/or the Loan Documents for any failure by the parent to allot, issue and deliver any Ordinary Shares, the Notes or the Loan Documents, in no circumstances shall the Parent or any other Irish subsidiary of Parent be required to guarantee or otherwise cover U.S. Biopool’s obligation to pay-up or procure the payment-up of the Ordinary Shares to at least their nominal value upon conversion of any Note.

 Section 4.02. Computations.  All computations of interest and fees hereunder shall be computed on the basis of a year of 360 days and actual days elapsed during the period for which payable.

 Section 4.03. Notices.  Each notice of optional prepayment shall be effective only if received by the Lenders not later than 2:00 p.m. (Eastern time) on the date three (3) Business Days prior to the date of prepayment.  Each notice of optional prepayment shall specify the amount to be prepaid and the date of prepayment.

 Section 4.04. Set‑Off.

(a)                      Set‑Off Generally.  Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent, the Lenders and each of their respective Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by the Lenders or such Affiliates to or for the credit or the account of any Obligor against any and all of the Obligations, whether or not the Lenders shall have made any demand and although such Obligations may be unmatured.  The Lenders agree promptly to notify the Administrative Borrower after any such set‑off and application, provided that the failure to give such notice shall not affect the validity of such set‑off and application.  The rights of the Lenders and their respective Affiliates under this Section 4.04 are in addition to other rights and remedies (including other rights of set‑off) that the Lenders and their respective Affiliates may have.

(b)                      Exercise of Rights Not Required.  Nothing contained herein shall require the Administrative Agent, the Lenders or any of their respective Affiliates to exercise any such right or shall affect the right of such Persons to exercise, and retain the benefits of exercising, any such right with respect to any other Indebtedness or obligation of any Obligor.

Article 5

Yield Protection, Etc.

 Section 5.01. Additional Costs.

(a)                      Change in Requirements of Law Generally.  If, on or after the Original Closing Date, the adoption of any Requirement of Law, or any change in any Requirement of Law, or any change in the interpretation or administration thereof by any court or other Governmental Authority charged with the interpretation or administration thereof, or compliance by any Lender (or its lending office) with any request or directive (whether or not having the force of law) of any such Governmental Authority, shall impose, modify or deem applicable any reserve (including any such requirement imposed by the Board of Governors of the Federal Reserve System), special deposit, contribution, insurance assessment or similar requirement, in each case that becomes effective after the Original Closing Date, against assets of, deposits with or for the account of, or credit extended by, a Lender (or its lending office) or shall impose on a Lender (or its lending office) any other condition affecting the Term Loans or the Commitment, not as a result of any action or inaction on the part of such Lender, and the result of any of the foregoing is to increase the cost to any Lender of making or maintaining its portion of the Term Loans, or to reduce the amount of any sum received or receivable by any Lender under this Agreement or any other Loan Document, by an amount reasonably deemed by such Lender in good faith to be material (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes” and (iii) Connection Income Taxes), then the Borrowers shall promptly pay to such Lender on demand such additional amount or amounts as will compensate such Lender for such increased cost or reduction.  Notwithstanding anything herein to the contrary, (x) the Dodd‑Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to constitute a change in Requirements of Law for all purposes of this Section 5.01, regardless of the date enacted, adopted or issued.

(b)                      Change in Capital Requirements.  If a Lender shall have determined that, on or after the Original Closing Date, the adoption of any Requirement of Law regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or any request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, in each case that becomes effective after the Original Closing Date, has or would have the effect of reducing the rate of return on capital of a Lender (or its parent) as a consequence of a Lender’s obligations hereunder or the Term Loans to a level below that which a Lender (or its parent) could have achieved but for such adoption, change, request or directive by an amount reasonably deemed by it to be material, then the Borrowers shall pay to such Lender on demand such additional amount or amounts as will compensate such Lender (or its parent) for such reduction.

(c)                      Notification by Lender.  The Lenders will promptly notify the Administrative Borrower of any event of which it has knowledge, occurring after the Original Closing Date which will entitle a Lender to compensation pursuant to this Section 5.01.  Before giving any such notice pursuant to this Section 5.01(c) such Lender shall designate a different lending office if such designation (x) will, in the reasonable judgment of such Lender, avoid the need for, or reduce the amount of, such compensation and (y) will not, in the reasonable judgment of such Lender, be materially disadvantageous to such Lender.  A certificate of the Lender claiming compensation under this Section 5.01, setting forth the amount or amounts to be paid to it hereunder, shall be conclusive and binding on the Borrowers in the absence of manifest error.

 Section 5.02. Illegality.  Notwithstanding any other provision of this Agreement, in the event that on or after the Original Closing Date, the adoption of or any change in any Requirement of Law or in the interpretation or application thereof by any competent Governmental Authority shall make it unlawful for a Lender or its lending office to make or maintain the Term Loans (and, in the opinion of such Lender, the designation of a different lending office would either not avoid such unlawfulness or would be disadvantageous to such Lender), then such Lender shall promptly notify the Administrative Borrower thereof following which, if such Requirement of Law shall so mandate, the Term Loans shall be prepaid by the Borrowers on or before such date as shall be mandated by such Requirement of Law in an amount equal to the Redemption Price applicable on the date of such prepayment in accordance with Section 3.03(a).

 Section 5.03. Taxes.

(a)                      Payments Free of Taxes.  Any and all payments by or on account of any Obligation shall be made without deduction or withholding for any Taxes, except as required by applicable Law.  If any applicable Law requires the deduction or withholding of any Tax from any such payment by an Obligor, then such Obligor shall be entitled to make such deduction or withholding, and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by such Obligor shall be increased as necessary so that after such deduction or withholding for Indemnified Taxes has been made (including such deductions and withholdings for Indemnified Taxes applicable to additional sums payable under this Section 5.03) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding for Indemnified Taxes been made.  For purposes of this Section 5.03, the term “applicable Law” includes FATCA.

(b)                      Payment of Other Taxes by the Borrowers.  The Borrowers shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent, timely reimburse it for, Other Taxes.

(c)                      Evidence of Payments.  As soon as practicable after any payment of Taxes by the Borrowers to a Governmental Authority, as a withholding Tax pursuant to this Section 5.03, the Borrowers shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, or a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)                      Indemnification.  The Borrowers shall reimburse and indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes and Warrant Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.03) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and/or any reasonable costs and expenses arising therefrom or with respect thereto (including, but not limited to, any costs arising from a dispute with the relevant Government Authority in respect of such Indemnified Taxes or Warrant Indemnified Taxes), whether or not such Indemnified Taxes  (or Warrant Indemnified Taxes) were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that, notwithstanding any other provision of this Agreement or any other Loan Document, no EEA Obligor shall be liable (whether as principal or surety or otherwise) for any Warrant Indemnified Taxes.  A certificate as to the amount of such payment or liability delivered to the Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(e)                      Indemnification by the Lenders.  Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrowers have not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of any Borrower to do so), and (ii) any Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f)     Status of Lenders.

(i)                         Any Lender that is entitled to an exemption from, or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Administrative Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Administrative Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested by the Administrative Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or as reasonably requested by the Administrative Borrower or the Administrative Agent as will enable the Administrative Agent Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 5.03(f)(ii)(A), (B) or (D)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)                      Without limiting the generality of the foregoing:

(A)                     any Lender that is a U.S. Person shall deliver to the Administrative Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), duly completed, valid, executed copies of IRS Form W‑9 (or successor form) certifying that such Lender is exempt from United States federal backup withholding Tax;

(B)                      any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), whichever of the following is applicable:

(1)                       in the case of a Foreign Lender claiming the benefits of an income Tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, duly completed, valid executed copies of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form) establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “interest” article of such Tax treaty and (y) with respect to any other applicable payments under any Loan Document, duly completed, valid, executed originals of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form) establishing an exemption from, or reduction of, United States federal withholding Tax pursuant to the “business profits” or “other income” article of such Tax treaty;

(2)                       duly completed, valid, executed copies of IRS Form W‑8ECI (or successor form);

(3)                       in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit D to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the applicable Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W‑8BEN (or successor form) or IRS Form W‑8BEN‑E (or successor form); or

(4)                       to the extent a Foreign Lender is not the beneficial owner, duly completed, valid, executed copies of IRS Form W‑8IMY (or successor form), accompanied by IRS Form W‑8ECI (or successor form), IRS Form W‑8BEN (or successor form), IRS Form W‑8BEN‑E (or successor form), a U.S. Tax Compliance Certificate, IRS Form W‑9 (or successor form), and/or other certification documents from each beneficial owner, as applicable; provided  that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner;

(iii)                     any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the Recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Administrative Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(iv)                     if a payment made to a Lender under any Loan Document would be subject to United States federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Administrative Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Administrative Borrower or the Administrative Agent as may be necessary for the Administrative Borrower or the Administrative Agent to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment.  Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Recipient agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall promptly update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so.

(f)                       Treatment of Certain Refunds.  If any party to this Agreement determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 5.03 (including by the payment of additional amounts pursuant to this Section 5.03), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 5.03 with respect to the Taxes giving rise to such refund), net of all out‑of‑pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the written request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this Section 5.03(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 5.03(g) the payment of which would place the indemnified party in a less favorable net after‑Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid.  This Section 5.03(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g)                      Mitigation Obligations.  If the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or to any Governmental Authority for the account of any Lender pursuant to Section 5.01 or this Section 5.03, then such Lender shall (at the request of the Administrative Borrower) use commercially reasonable efforts to designate a different lending office for funding or booking the Term Loans hereunder or to assign and delegate its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the sole reasonable judgment of such Lender, such designation or assignment and delegation would (i) eliminate or reduce amounts payable pursuant to Section 5.01 or this Section 5.03, as the case may be, in the future, (ii) not subject such Lender to any unreimbursed cost or expense and (iii) not otherwise be disadvantageous to such Lender.  The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment and delegation.

(i)                       Revenue Challenge to Warrant Stamp Amount. In the event of any written communication issued by the Irish Revenue Commissioners to a Recipient concerning the amount of Irish stamp duty liability due upon the execution of a Warrant Certificate (a “Revenue Claim”), the Recipients shall (if the total amount of stamp duty due on such Warrant Certificate is likely to exceed $50,000):

i.      promptly provide a copy of such written communication from the Irish Revenue Commissioners to the Parent;

ii.      if requested by the Parent, provide to the Parent (at the Parent’s expense) copies of any material correspondence to and from the Irish Revenue Commissioners relating to the Revenue Claim (subject to legal professional privilege and any obligations of confidence that are binding on the Recipients);

iii.      keep the Parent reasonably informed of the progress of the Revenue Claim and of any material developments in relation to the Revenue Claim; and

iv.      use reasonable endeavors to consult with the Obligors regarding the conduct of the Revenue Claim.

If the total amount of stamp duty due on a Warrant Certificate would exceed $50,000, no Recipient shall agree any compromise or settlement, or make any payment in relation to, a Revenue Claim without the prior written consent of the Obligors. Notwithstanding any other provision of this Agreement, any failure by a Recipient to comply with its obligations under this Section 5.03(i) shall reduce the amount of any claim under Section 5.03(d) with respect to a Revenue Claim to the extent that such failure to comply increased or gave rise to the Taxes to which such claim relates.

(j)                       Survival.  Each party’s obligations under this Article 5 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations under any Loan Document.

 Section 5.04. Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Article 5 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender pursuant to this Article 5 for any increased costs incurred or reductions suffered more than  nine (9) months prior to the date that such Lender notifies the Administrative Borrower of the change in Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor (except that, if the change in Law giving rise to such increased costs or reductions is retroactive, then the nine (9) month period referred to above shall be extended to include the period of retroactive effect thereof).

Article 6

Conditions Precedent

Section 6.01. Conditions to Sixth Amendment Term Loan; Sixth Amendment Restatement Date.  The obligation of each Lender to make the Sixth Amendment Term Loan on the Sixth Amendment Restatement Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Sixth Amendment Term Loan hereunder):

(a)                    Sixth Amendment Term Loan Borrowing Notice.  The Administrative Agent shall have received a Sixth Amendment Term Loan Borrowing Notice in accordance with Section 2.01(h)(iii) requesting the Borrowing of the Sixth Amendment Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Sixth Amendment Restatement Date; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

(d)                   Organizational Documents.  The Administrative Agent shall have received (a) certified copies of the Organizational Documents of each Irish Obligor (or, with respect to any Irish Obligor, to the extent that such Organizational Documents have not been amended, restated or otherwise modified since the Original Closing Date, a certification by a Responsible Officer to that effect), (b) resolutions of the Board of each Irish Obligor approving and authorizing the execution, delivery and performance of this Agreement and the Sixth Amendment Warrant Certificate, certified as of the Sixth Amendment Restatement Date by the secretary or a Responsible Officer of such Irish Obligor as being in full force and effect without modification or amendment, (c) a good standing certificate and/or compliance certificate from the applicable Governmental Authority of each Obligor’s jurisdiction of incorporation, each dated a recent date prior to Sixth Amendment Restatement Date and (d) a certificate of each Irish Obligor as to the authority, incumbency and specimen signatures of the Persons who have executed this Agreement and any other documents in connection herewith on behalf of the Irish Obligors.

(e)                    Documentary Deliveries. The Administrative Agent shall have received the following documents, each of which shall be in form and substance satisfactory to the Administrative Agent:

(i)            Agreement.  This Agreement duly executed and delivered by the Borrowers and each of the other parties hereto.

(ii)          Warrants.  The Sixth Amendment Warrant Certificate duly executed and delivered by the Parent

(iii)        Reaffirmation.  Reaffirmation confirming the security interest granted in the Irish Debenture.

Section 6.02. Conditions to Tranche C Term Loan; Tranche C Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche C Term Loan on the Tranche C Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche C Term Loan hereunder):

(a)                    Tranche C Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche C Term Loan Borrowing Notice in accordance with Section 2.01(i)(iii) requesting the Borrowing of the Tranche C Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche C Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

The Borrowing shall constitute a certification by the Administrative Borrower to the effect that the conditions set forth in Section 6.01 and 6.02, as applicable have been fulfilled as of the Sixth Amendment Restatement Date and the Tranche C Term Loan Borrowing Date.

Section 6.03. Conditions to Tranche D Term Loan; Tranche D Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche D Term Loan on the Tranche D Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche D Term Loan hereunder):

(a)                    Tranche D Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche D Term Loan Borrowing Notice in accordance with Section 2.01(j)(iii) requesting the Borrowing of the Tranche D Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche D Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

Section 6.04. Conditions to Tranche E Term Loan; Tranche E Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche E Term Loan on the Tranche E Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche E Term Loan hereunder):

(a)                    Tranche E Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche E Term Loan Borrowing Notice in accordance with Section 2.01(k)(iii) requesting the Borrowing of the Tranche E Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche E Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

Section 6.05. Conditions to Tranche F Term Loan; Tranche F Term Loan Borrowing Date.  The obligation of each Lender to make the Tranche F Term Loan on the Tranche F Term Loan Borrowing Date shall not become effective until the following conditions precedent shall have been reasonably satisfied or waived in writing by the Administrative Agent (which satisfaction or waiver may be made simultaneously with the making of the Tranche F Term Loan hereunder):

(a)                    Tranche F Term Loan Borrowing Notice.  The Administrative Agent shall have received a Tranche F Term Loan Borrowing Notice in accordance with Section 2.01(l)(iii) requesting the Borrowing of the Tranche F Term Loan duly executed by a Responsible Officer of the Administrative Borrower, in form and substance reasonably satisfactory to the Administrative Agent.

(b)                   Representations and Warranties.  The representations and warranties of the Obligors contained in Article 7 or any other Loan Document shall be true and correct in all material respects on and as of the Tranche F Term Loan; provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects.

(c)                    No Default.  No Default shall have occurred and be continuing, or would result from such proposed Borrowing or from the application of the proceeds therefrom.

The Borrowing shall constitute a certification by the Administrative Borrower to the effect that the conditions set forth in Sections 6.01, 6.02, 6.03, 6.04 and 6.05, as applicable have been fulfilled as of the Sixth Amendment Restatement Date, the Tranche C Term Loan Borrowing Date, the Tranche D Term Loan Borrowing Date, the Tranche E Term Loan Borrowing Date and the Tranche F Term Loan Borrowing Date.

Article 7

Representations and Warranties

In order to induce the Lenders to enter into this Agreement and to extend the Term Loans hereunder, each Obligor represents and warrants to the Lenders and the Administrative Agent, on the Sixth Amendment Restatement Date, on the Tranche C Term Loan Borrowing Date, on the Tranche D Term Loan Borrowing Date, the Tranche E Term Loan Borrowing Date and on the Tranche ~~E~~F Term Loan Borrowing Date that the following statements are true and correct:

Section 7.01. Power and Authority.  Except as described in Schedule 7.01, each Obligor (a) is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the Laws of its jurisdiction of organization, (b) has all requisite corporate (or equivalent) power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted except to the extent that failure to have the same would not reasonably be expected to have a Material Adverse Effect, (c) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary except where failure to so qualify would not (either individually or in the aggregate) reasonably be expected to have a Material Adverse Effect, and (d) has full power, authority and legal right to make and perform its obligations under each of the Loan Documents to which it is a party and, in the case of the Borrowers, to borrow the Term Loans hereunder.

Section 7.02. Authorization; Enforceability.  The Transactions are within each Obligor’s corporate (or equivalent) powers and have been duly authorized by all necessary corporate (or equivalent) action and, if required, by all necessary shareholder or other equity holder action.  The Loan Documents have been duly executed and delivered by each Obligor party thereto and constitutes, and each of the other Loan Documents to which it is a party when executed and delivered by such Obligor will constitute, a legal, valid and binding obligation of such Obligor, enforceable against each Obligor in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 7.03. Governmental and Other Approvals; No Conflicts.  Except for the FDI Clearance (as defined in the WaveForm Slovenia Side Agreement), and the obligations set out in the WaveForm Slovenia Side Agreement, the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except for (i) such as have been obtained or made and are in full force and effect and (ii) filings and recordings in respect of perfecting or recording the Liens created pursuant to the Security Documents, (b) will not violate any applicable Requirement of Law or the Organizational Documents of any Obligor or any applicable order of any Governmental Authority, in each case, other than any such violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (c) will not violate or result in a default under any Material Agreement, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) will not result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any Obligor

Section 7.04. Financial Statements; Projections; Material Adverse Change.

(a)                      Financial Statements.  The Obligors have heretofore furnished to the Administrative Agent consolidated financial statements for the Parent and its consolidated Subsidiaries for the period ended June 30, 2021.  Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Obligors as of such dates and for such periods substantially in accordance with IFRS, subject to quarterly or year‑end adjustments and the absence of footnotes.  As of June 30, 2021, no Obligor has any material contingent liabilities or liabilities for taxes, long‑term lease or unusual forward or long‑term commitments not disclosed in the aforementioned financial statements.

(b)                      Projections.  On and as of the Original Closing Date, the Projections were based on good faith estimates and assumptions made by the management of the Obligors; provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material; provided, further, as of the Original Closing Date, the management of the Obligors believed that the Projections are reasonable and attainable.

(c)                      No Material Adverse Change.  Since December 31, 2020, no event, circumstance or change has occurred that has caused or evidences, either in individually or in the aggregate, a Material Adverse Change.

Section 7.05. Properties.

(a)                      Property Generally.  Each Obligor has good and marketable fee simple title to, or valid leasehold interests in, all its real and personal Property material to its business, including all Product Assets, subject only to Permitted Liens and except as would not reasonably be expected to materially interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.  Schedule 7.05(a) lists, with respect to each Obligor, owned real property as of the Original Closing Date.

(b)                      Intellectual Property.

(i)                        Schedule 7.05(b) lists, with respect to each Obligor, all United States and foreign registrations of and applications for Patents, Trademarks, Copyrights, and Industrial Designs that are Obligor Intellectual Property as of the Original Closing Date, including the applicable jurisdiction, registration or application number and date, as applicable thereto, a designation as to whether such Obligor Intellectual Property is Material Intellectual Property, and a designation as to whether it is licensed or owned by such Obligor.

(ii)                      Each Obligor (A) owns or possesses all legal equitable rights, title and interest in and to the Material Intellectual Property designated on Schedule 7.05(b) as being owned by such Obligor (excluding, for the avoidance of doubt, Material Intellectual Property transferred pursuant to the Fitzgerald and Benen Sale) and (B) has the right to use the Material Intellectual Property licensed to such Obligor, in each case with good and marketable title, free and clear or any Liens or Claims of any kind other than Permitted Liens, in each case, except as described in Schedule 7.05(b).

(iii)                     To each Obligor’s knowledge, the Material Intellectual Property does not violate any license or infringe any valid and enforceable Intellectual Property right of another.

(iv)                     Other than with respect to the Material Agreements, or as permitted by this Agreement, the Obligors have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Material Intellectual Property, in whole or in part, to any Person who is not an Obligor.

(v)                       Other than as set forth on Schedule 7.05(b), the Obligors have not received any written communications, nor is there any pending or, to each Obligor’s knowledge, threatened action in writing, suit, proceeding or Claim in writing by another, alleging that any of the Obligors has violated, infringed, diluted or misappropriated any Intellectual Property of another.

(vi)                     There is no pending or, to any Obligor’s knowledge, threatened action in writing, suit, proceeding or Claim in writing by another: (A) challenging an Obligor’s rights in or to any Material Intellectual Property owned by such Obligor; or (B) challenging the validity, enforceability or scope of any Material Intellectual Property owned by an Obligor.

(vii)                   Each Obligor has taken commercially reasonable precautions to protect the secrecy, confidentiality and value of the Material Intellectual Property (including without limitation, by requiring that all current and former Key Employees of that Obligor or its Subsidiaries and all consultants engaged by that Obligor or its Subsidiaries with access to Material Intellectual Property execute written confidentiality and Invention assignment Contracts).

(viii)                 Each current Key Employee has signed a written agreement assigning to the applicable Obligor all Intellectual Property rights that are related to such Obligor’s business as now conducted and as presently proposed to be conducted and confidentiality provisions protecting trade secrets and confidentiality information of the Obligors.

(ix)                     Each Obligor has complied in all material respects with the terms of each Material Agreement pursuant to which Intellectual Property has been licensed to the Obligors (which terms shall include, but not be limited to, pricing and duration of the agreement).

(x)                       All maintenance fees, annuities, and the like due or payable on the Patents included in the Material Intellectual Property have been timely paid or the failure to so pay was the result of an unintentional failure to pay by the applicable Obligor, which would not reasonably be expected to result in a Material Adverse Change.  All documents and instruments necessary to register or apply for or renew registration of all Material Intellectual Property have been validly executed, delivered and filed in a timely manner with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office, or the equivalent office in any other applicable jurisdiction, as applicable.

(xi)                     To each Obligor’s knowledge, (A) there are no material defects in any of the Patents included in the Material Intellectual Property and (B) no such Patents have ever been finally adjudicated to be invalid, unpatentable or unenforceable for any reason in any administrative, arbitration, judicial or other proceeding.

(xii)                   To each Obligor’s knowledge, no Obligor has received any written notice asserting that any Patent included in the Material Intellectual Property is invalid, unpatentable or unenforceable and, to each Obligor’s knowledge, no Obligor has engaged in any conduct, or omitted to perform any necessary act, the result of which would invalidate or render unpatentable or unenforceable any such Patent, except as described in Schedule 7.05(b).

(xiii)                 To the knowledge of each Obligor, no third party is materially infringing upon or misappropriating any Material Intellectual Property, and no counterparty is materially violating any license or agreement with such Obligor relating to any Material Intellectual Property.

Section 7.06. No Actions or Proceedings.

(a)                      Litigation.  Except as described in Schedule 7.06(a), there is no litigation, investigation or enforcement proceeding pending or threatened in writing with respect to any Obligor or any of its Subsidiaries by or before any Governmental Authority or arbitrator (i) that either individually or in the aggregate would reasonably be expected to have a Material Adverse Effect or (ii) that involves this Agreement or the Transactions.

(b)                      Environmental Matters.  The operations and the real Property of the Obligors and their Subsidiaries comply with all applicable Environmental Laws, except to the extent the failure to so comply, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  To each Obligor’s knowledge, there have been no conditions, occurrences or release of Hazardous Materials which would reasonably be expected to have a Material Adverse Effect.

(c)                      Labor Matters.  No Obligor has engaged in unfair labor practices and there is no pending or, to any Obligor’s knowledge, threatened in writing labor actions, disputes, grievance or arbitration proceedings involving the employees of any Obligor, in each case that would reasonably be expected to have a Material Adverse Effect.  There is no material strike or work stoppage in existence or threatened in writing against any Obligor and to the knowledge of such Obligor, no union organization activity is taking place.

Section 7.07. Compliance with Laws and Agreements.

(a)                      Each Obligor and each of its Subsidiaries is in compliance with all Requirements of Law (including Healthcare Laws and Environmental Laws) and all Contracts binding upon it or its Property, except (other than with respect to Material Intellectual Property) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b)                      Without limiting the generality of the foregoing:

(i)                        To the best of each Obligor’s knowledge, any financial relationships between or among the Borrowers or any other Obligor, on the one hand, and any Person who is in a position to refer patients or other health care business to the Borrowers or any other Obligor (collectively a “Referral Source”), on the other hand, (A) comply in all material respects with all applicable Healthcare Laws, (B) reflect fair market value, have commercially reasonable terms and were negotiated at arm’s length; and (C) do not obligate the Referral Source to purchase, use, recommend or arrange for the use of any products or services of the Borrowers or any other Obligor, in any manner that could reasonably be expected to constitute a violation of a state, federal or foreign health care fraud and abuse law.  No Obligor directly or indirectly, has guaranteed a loan, made a payment toward a loan or otherwise subsidized a loan for any Referral Source including, without limitation, any loans related to financing the Referral Source’s ownership, investment or financial interest in any Obligor

(ii)                       Except as disclosed in Schedule 7.19(e), all Products have been developed, tested, manufactured, distributed, marketed and sold in compliance in all material respects with (A) all applicable FDA Laws, including, without limitation, all requirements relating to pre‑market notification, good manufacturing practices/quality system regulations (21 CFR Part 820), labeling, advertising, record‑keeping, and adverse event reporting; and (B) all applicable Health Canada Laws.

(iii)                     The Borrowers and each other Obligor are in compliance in all material respects with the Physician Payments Sunshine Act (Section 6002 of the Affordable Care Act of 2010) and its implementing regulations and any applicable state disclosure and transparency laws.

(c)                      To the extent any Obligor shall participate or receive reimbursement from any Federal Health Care Program or other third‑party payor program, (i) each Obligor shall have the requisite provider number or authorization necessary to bill any third‑party payor program in which it participates and (ii)  there shall be no audits, inquiries, adjustments, appeals or recoupment efforts by any third‑party payor programs of or against any Obligor with respect to any prior Claims, reports or billings that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(d)                      Each Obligor will maintain and adhere to, in all material respects, a reasonable compliance program designed to promote compliance with and to detect, prevent and address violations of all material Healthcare Laws (a “Health Care Compliance Program”).  No Obligor is aware of any complaints from any employees, independent contractors, vendors, physicians, customers, patients or other persons that could reasonably be considered to indicate a violation of Healthcare Laws which would be reasonably expected to result individually, or in the aggregate, in a Material Adverse Effect.

Section 7.08. Taxes.  Each Obligor has filed or caused to be filed which are true and correct in all material respects,  all United States federal income and other material Tax returns and reports required to have been filed and has paid or caused to be paid all United States federal income and other material Taxes required to have been paid by it prior to the date on which material penalties attach thereto, except Taxes that are being contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS.

Section 7.09. Full Disclosure. The Obligors have disclosed to the Lenders all Material Agreements to which any Obligor is party, and all other matters to their knowledge, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.  None of the reports, financial statements, certificates or other written information furnished by or on behalf of the Obligors to the Lenders in connection with the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of material fact or omits to state any material fact necessary to make the statements therein, taken as a whole, in the light of the circumstances under which they were made, not misleading; provided that, with respect to Projections, the Obligors represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

Section 7.10. Regulation.

(a)                      Investment Company Act.  No Obligor is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(b)                      Margin Stock.  No Obligor is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock and no part of the proceeds of the Term Loans will be used to buy or carry any Margin Stock in violation of Regulation T, U or X.

Section 7.11. Solvency.  (a) The Obligors, when taken as a whole and (b) the Borrowers when taken as a whole, are and immediately after giving effect to the Borrowing of the Term Loans, the use of proceeds thereof, and the consummation of the Transactions, will be, Solvent.

Section 7.12. [Reserved].

Section 7.13. Indebtedness and Liens. Set forth on Schedule 7.13A is a complete and correct list of each item of Permitted Indebtedness of each Obligor that exceeds $50,000 as of October 31, 2021; provided, that in no event shall an aggregate amount in excess of $500,000 of Permitted Indebtedness be excluded from Schedule 7.13A. Set forth on Schedule 7.13B is a complete and correct list of each Permitted Lien described in Section 9.02(b) granted by the Borrowers and other Obligors with respect to their respective Property that exceeds $50,000 and is outstanding as of October 31, 2021; provided, that in no event shall an aggregate amount in excess of $500,000 of Permitted Liens be excluded from Schedule 7.13B.

Section 7.14. Material Agreements.  Set forth on Schedule 7.14 (as such Schedule may be updated by the Obligors from time to time, pursuant to Section 8.01(d)) is a complete and correct list of (a) each Material Agreement and (b) each Contract creating or evidencing any Material Indebtedness, together with a summary reference to the product or purpose of each such Material Agreement and such Contract, to which an Obligor is a party.  Accurate and complete copies of each such Contract listed on such schedule have been made available to the Lenders.  No Obligor is in default under any such Material Agreement or such Contract creating or evidencing any Material Indebtedness listed on such schedule, and no Obligor has knowledge of any default by any counterparty to such Material Agreement or such Contract, in each case, other than bona fide disputes and defaults which could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Except as otherwise disclosed on Schedule 7.14 (as such Schedule may be updated by the Borrowers from time to time), all material vendor purchase agreements and provider Contracts of the Obligors, and all Material Agreements including a grant of rights under any Intellectual Property to an Obligor, are in full force and effect without material modification from the form in which the same were disclosed to the Lenders.

Section 7.15. Restrictive Agreements.  None of the Obligors is party to any Restrictive Agreement, except (a) those listed on Schedule 7.15 or otherwise permitted under Section 9.11, (b) restrictions and conditions imposed by Law or by the Loan Documents, (c) any stockholder agreement, investor rights agreement or other Organizational Documents of an Obligor and (d) limitations associated with Permitted Liens.

Section 7.16. Real Property.  No Obligor owns or leases (as tenant thereof) any real Property on the date hereof, except as described on Schedule 7.16.

Section 7.17. Pension and Other Plans.  (a) Schedule 7.17 sets forth, as of the Original Closing Date, a complete and correct list of, and that separately identifies, (a) all Title IV Plans, (b) all Multiemployer Plans and (c) all material Benefit Plans.  Each Benefit Plan, and each trust thereunder, intended to qualify for tax exempt status under Section 401 or 501 of the Code has received a favorable IRS determination as its tax exempt status, and to the knowledge of any Obligor, no event has occurred or circumstances exist that would cause the loss of such status.  Except for those that would not, in the aggregate, have a Material Adverse Effect, (i) each Benefit Plan is in compliance with applicable provisions of ERISA, the Code and other Requirements of Law, (ii) there are no existing or pending (or to the knowledge of any Obligor, threatened) Claims (other than routine Claims for benefits in the normal course), sanctions, actions, lawsuits or other proceedings or investigations involving any Benefit Plan to which any Obligor incurs or otherwise has or would have an obligation or any liability or Claim and (iii) no ERISA Event is reasonably expected to occur prior to the Maturity Date.  The Borrowers and each of their ERISA Affiliates have met all applicable requirements under the ERISA Funding Rules with respect to each Title IV Plan, and no waiver of the minimum funding standards under the ERISA Funding Rules has been applied for or obtained.  As of the most recent valuation date for any Title IV Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is at least 60%, and neither the Borrowers nor any of their ERISA Affiliates know of any facts or circumstances that would reasonably be expected to cause the funding target attainment percentage to fall below 60% as of the most recent valuation date.  To each Obligor’s knowledge, as of the Original Closing Date, no ERISA Event has occurred in connection with which obligations and liabilities (contingent or otherwise) remain outstanding.  No ERISA Affiliate would have any Withdrawal Liability as a result of a complete withdrawal from any Multiemployer Plan on the date this representation is made. (b) The Obligors do not maintain, administrate, or contribute to any Canadian Defined Benefit Pension Plans, or, except as disclosed on Schedule 7.17, any other Canadian Pension Plans. With respect to Canadian Pension Plans:  (i) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make a material additional contribution to any Canadian Pension Plan; (ii) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction (for certainty, not including payments in respect of contributions payable but not yet due); and (iii) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any material liability, fine or penalty.  Each Canadian Pension Plan is in compliance (other than immaterial non-compliance) with all applicable pension benefits and tax laws; (i) all contributions (other than immaterial amounts) (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws (other than immaterial non-compliance) and the terms of each pension plan have been made in accordance with all applicable Laws (other than immaterial non-compliance) and the terms of each Canadian Pension Plan (other than immaterial non-compliance); (ii) all liabilities under each Canadian Pension Plan are funded in accordance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities (other than immaterial non-compliance) and (iii) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes (other than taxes the amounts of which are immaterial) or penalties under any applicable pension benefits or tax laws.

Section 7.18. Collateral; Security Interest.  Each Security Document is effective to create in favor of the Administrative Agent for the benefit of the Lenders a legal, valid and enforceable security interest in the Collateral subject thereto and each such security interest is perfected to the extent required by (and has the priority required by) the applicable Security Document, subject to Permitted Liens.  The Security Documents collectively are effective to create in favor of the Administrative Agent for the benefit of the Lenders a legal, valid and enforceable security interest in the Collateral, which upon the filing of financing statements and other similar statements filed in the appropriate offices, such security interests are perfected security interests (subject only to Permitted Liens) to the extent that such perfection may be obtained by such filing.

Section 7.19. Regulatory Approvals.

(a)                      With respect to all Products, each Obligor holds either directly or through licensees and agents, all Regulatory Approvals and Permits necessary or required for that Obligor to conduct all material Product Development and Commercialization Activities with respect to the Products.

(b)                      Set forth on Schedule 7.19(b) is a complete and accurate list as of the Original Closing Date of all Regulatory Approvals referred to in clause (a) above that are with the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other similar Regulatory Authority and identifying the Product related to such Regulatory Approval.  All such Regulatory Approvals are (i) legally and/or beneficially owned exclusively by the Obligor identified on Schedule 7.19(b), free and clear of all Liens other than Permitted Liens, (ii) validly registered and on file with the applicable Regulatory Authority, in material compliance with all registration, filing and maintenance requirements (including any fee requirements) thereof, and (iii) in good standing, valid and enforceable with the applicable Regulatory Authority.  All required and material notices, registrations and listings, supplemental applications or notifications, reports (including annual reports, field alerts, Device reports or other reports of adverse experiences) and all other required and material filings with respect to the Products or any related Product Development and Commercialization Activities have been filed with the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA and all other applicable Governmental Authorities.

(c)                      (i) All material regulatory filings required by any Regulatory Authority or in respect of any Regulatory Approval or Product Authorization with respect to any Product or any Product Development and Commercialization Activities have been made, and all such filings are complete and correct in all material respects and have complied in all material respects with all applicable Requirements of Law, (ii) all clinical and pre‑clinical trials, if any, of investigational Products have been and are being conducted by each Obligor according to all applicable Requirements of Law in all material respects along with appropriate monitoring of clinical investigator trial sites for their compliance, and (iii) each Obligor has disclosed to the Lenders all such material regulatory filings and, to the extent requested by any Lender, any written material communications relating thereto between representatives of each Obligor and any Regulatory Authority.

(d)                      Each Obligor and, to each Obligor’s knowledge, each of its agents are in compliance in all material respects with all applicable statutes, rules and regulations (including all Regulatory Approvals and Product Authorizations) of all applicable Governmental Authorities, including the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA and all other Regulatory Authorities, with respect to each Product and all Product Development and Commercialization Activities related thereto.  Each Obligor has and maintains in full force and effect all the necessary and requisite Regulatory Approvals and Product Authorizations for its Products.  Each Obligor is in compliance in all material respects with all applicable registration and listing requirements set forth in all applicable FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or Laws or equivalent regulation of each other Governmental Authority having jurisdiction over such Person.  Each Obligor adheres in all material respects to all applicable regulations of all Regulatory Authorities with respect to its Products and all Product Development and Commercialization Activities related thereto.

(e)                      Except as set forth on Schedule 7.19(e), (i) no Obligor has received from any Regulatory Authority any notice of adverse findings with respect to any Product or any Product Development and Commercialization Activities related thereto, including any FDA Form 483 inspectional observations, notices of violations, warning letters, criminal proceeding notices under Section 305 of the FD&C Act, or any other similar communication from any Regulatory Authority, (ii) there have been no seizures conducted or, to each Obligor’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts conducted, requested or, to any Obligor’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts have been conducted, requested or, to each Obligor’s knowledge, threatened by any Regulatory Authority relating to any Product, and (iii) no Obligor has received any written notification that remains unresolved from the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority indicating any breach or violation of any applicable Product Authorization or Regulatory Approval, including that any Product is misbranded or adulterated as defined in the FD&C Act or the rules and regulations promulgated thereunder, in each case of (i), (ii) and (iii) that has had, or could reasonably be expected to have, a Material Adverse Effect.

(f)                       Neither any Obligor nor, to any Obligor’s knowledge, any officer, employee or agent thereof, has made an untrue statement of a material fact or fraudulent statements to the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made (or was not made), would reasonably be expected to provide a basis for the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other Regulatory Authority to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(g)                      No Obligor has received any written notice that the FDA, WHO, CE-Mark EMA, HPRA, Health Canada, ANVISA or any other applicable Regulatory Authority has commenced or initiated, or, to the knowledge of any such Obligor, threatened to commence or initiate, any action to withdraw any Regulatory Approval or Product Authorization or requested the recall of any Products or commenced or initiated or, to the knowledge of such Obligor, threatened to commence or initiate, any action to enjoin any Product Development and Commercialization Activities of such Obligor.

(h)                      The clinical, preclinical, safety and other studies and tests conducted by or on behalf of or sponsored by each Obligor, or in respect of which any Products or Product candidates under development have participated, were (and if still pending, are) being conducted materially in accordance with standard medical and scientific research procedures and all applicable Product Authorizations.  Each Obligor has operated within, and currently is in compliance in all material respects with, all applicable Laws (including, without limitation, all applicable Health Canada Laws), Product Authorizations and Regulatory Approvals, as well as the rules and regulations of the FDA, Health Canada and each other Regulatory Authority.  No Obligor has received any notices or other correspondence from the FDA, Health Canada, or any other Regulatory Authority requiring the termination or suspension of any clinical, preclinical, safety or other studies or tests used to support regulatory clearance of, or any Product Authorization or Regulatory Approval for, any Product.

(i)                       No material debarment or exclusionary Claims, actions, proceedings or investigations in respect of any Obligor’s business is pending, or to such Obligor’s knowledge, threatened in writing against such Obligor or its officers, employees or agents.  No Obligor or, to such Obligor’s knowledge, any officer, employee or agent of such Obligor, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) Section 335a of the FD&C Act or (ii) any similar applicable Law.

Section 7.20. Capitalization.  All of the issued and outstanding securities of each Obligor have been duly authorized, are validly issued, fully paid, and non‑assessable.  Parent has the legal right and full power and authority to execute and deliver, and to perform its obligations under, the Warrant Certificates.  Parent has sufficient authorized but unissued share capital in Parent to satisfy in full, without the need for the passing of any further resolutions of its shareholders, the Warrant Certificates and the outstanding right to subscribe for shares in Parent as represented by the Warrant Certificates, without first having to offer the same to any existing shareholders of Parent or any other person.  As of the Funding Date, except as set forth on Schedule 7.20 and the Warrant Certificates, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require the Obligors to issue, sell, or otherwise cause to become outstanding any of their ownership interests.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Obligors (other than the Parent).  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the ownership interests of the Obligors (other than the Parent).  None of the Equity Interests in any Obligor has been mortgaged, assigned or pledged in favor of any Person, other than pursuant to the Security Documents.

Section 7.21. Insurance.  Each Obligor has obtained (and is maintaining), insurance for its assets (including the Collateral) and business as required under the Loan Documents.

Section 7.22. Certain Fees.  Except as described on Schedule 7.22, no broker’s or finder’s fee will be payable in connection with the execution and delivery of this Agreement.

Section 7.23. Trade Compliance.  Except as disclosed in Schedule 7.23, Obligors and, to the knowledge of the Obligors, any director, officer or employee of an Obligor acting on behalf of the Obligors, are in compliance with the Sanctions Laws.

Section 7.24. Anti‑Corruption Laws.  No Obligor nor any of its Subsidiaries has, nor, to the knowledge of any Responsible Officer of any Obligor, has any director, officer, agent or employee of any Obligor acting on behalf of such Obligor (a) taken any action, directly or indirectly, that would result in a violation by such Persons of the Anti‑Corruption Laws or Irish Anti-Corruption Laws, (b) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any Prohibited Payment or (c) been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment.

Section 7.25. Anti‑Terrorism Laws.  The Obligors (i) have taken reasonable measures to ensure compliance with applicable Economic Sanctions Laws, Anti‑Terrorism Laws and Irish Anti-Terrorism Laws, (ii) are not Designated Persons and (iii) have not used any part of the proceeds from any advance on behalf of any Designated Person or, has not used, directly by it or indirectly through any Subsidiary, such proceeds in connection with any investment in, or any transactions or dealings with, any Designated Person.

Section 7.26. Royalty and Other Payments.  Except as set forth on Schedule 7.26 and commissions or other sales based compensation to its employees or agents, no Obligor is obligated to pay any material royalty, milestone payment, deferred payment or any other contingent payment in respect of any Product.

Article 8

Affirmative Covenants and Financial Covenants

Each Obligor covenants and agrees with the Administrative Agent and the Lenders that, until the Commitments have expired or been terminated and all Obligations (other than the Warrant Obligations and inchoate indemnity obligations) have been paid in full in cash:

Section 8.01. Financial Statements and Other Information. The Administrative Borrower will furnish to the Administrative Agent for distribution to the Lenders:

(a)                      within forty-five (45) days of the end of each fiscal Quarter, a Flash Financial Report.

(b)                      as soon as available and in any event within fifty-five (55) days after the end of the first and third fiscal quarters, sixty (60) days after the end of the second fiscal quarter and ninety (90) days after the end of the fiscal year, the consolidated balance sheets of Parent and its Subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income, stockholders’ equity and cash flows of Parent and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous fiscal year and the corresponding figures from the Financial Plan for the current fiscal year, all in reasonable detail together with (i) a certificate of a Responsible Officer of the Administrative Borrower stating that such financial statements fairly present in all material respects the financial condition of Parent and its Subsidiaries as at such date and the results of operations of Parent and its Subsidiaries for the period ended on such date and have been prepared substantially in accordance with IFRS consistently applied, subject to changes resulting from normal quarterly or year‑end adjustments and except for the absence of footnotes and (ii) a management’s discussion and analysis of the financial condition and results of operations, including Parent and its Subsidiaries’ liquidity and capital resources; provided  that documents required to be furnished pursuant to this Section 8.01(b) shall be deemed furnished on the date that such documents are publicly available on “EDGAR” so long as such filings include quarterly income statements, balance sheets and cash flow statements.

(c)                      as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year, the consolidated balance sheets of Parent and its Subsidiaries as of the end of such fiscal year, and the related consolidated statements of income, shareholders’ equity and cash flows of Parent and its Subsidiaries for such fiscal year, setting forth in each case in comparative form the corresponding figures for the previous fiscal year and the corresponding figures from the Financial Plan for the fiscal year covered by such financial statements, prepared substantially in accordance with IFRS consistently applied, all in reasonable detail accompanied by (i) a report and opinion thereon of Grant Thornton or another firm of independent certified public accountants of recognized national standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception audit (other than solely with respect to, or resulting solely from the upcoming Stated Maturity Date occurring within one year from the time such report is delivered) or any qualification or exception as to the scope of such audit or related to the maturity of the Transactions and (ii) a management’s discussion and analysis of the financial condition and results of operations, including the Obligors’ liquidity and capital resources; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of an Annual Report on Form 20-F with the SEC shall be deemed to satisfy the requirements of this Section 8.01(c) on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto;

(d)                      concurrently with the delivery of the reports described in Section 8.01(b) and (c), and within thirty (30) days after the end of each month which does not end at the end of a fiscal year or fiscal quarter of Parent, a compliance certificate of a Responsible Officer of the Administrative Borrower as of the end of the applicable accounting period (which delivery may, unless a Lender requests executed originals, be by electronic communication including email and shall be deemed to be an original authentic counterpart thereof for all purposes) in the form of Exhibit E (a “Compliance Certificate”) which, for purposes of clarification, shall (i) confirm the Obligors’ compliance with Section 8.15 and (ii) for each month end that coincides with the end of a fiscal quarter or fiscal year of Parent, (A) confirm the Obligors’ compliance with Section 8.11 and Section 8.16, (B) notify the Administrative Agent if a Subsidiary which qualified as an Immaterial Foreign Subsidiary at the time of the delivery of the previous Compliance Certificate ceases to qualify as an Immaterial Foreign Subsidiary, (C) state the representations and warranties made by the Obligors in Article 7 are true in all material respects on and as of the date thereof; provided  that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects, (D) confirm that no Default or Event of Default is continuing (and if a Default or Event of Default has occurred and is continuing state the proposed actions that the Obligors intend to take in connection with such Default or Event of Default), (E) provide  a copy of any new Material Agreement and (F) provide updated Schedules (if any) to this Agreement;

(e)                      promptly, and in any event within five (5) Business Days after receipt thereof by an Obligor, copies of each notice or other correspondence received from any securities regulator or exchange to the authority of which an Obligor is subject concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of such Obligor;

(f)                       upon any renewal or replacement, the information regarding insurance maintained by the Obligors as and when required under Section 8.05;

(g)                      promptly following the Lenders’ written request at any time, proof of the Obligors’ compliance with Section 8.15, which may include statements showing the current balance of each account of the Obligors holding Unrestricted Cash necessary to establish compliance with Section 8.15;

(h)                      within ten (10) days of delivery, copies of all periodic reports distributed by  Parent to its shareholders generally; provided that (i) any such material may be redacted by  Parent to exclude information relating to the Loan Documents or the Lenders and (ii) the Lenders shall not be entitled to receive statements, reports and notices relating to topics that (A) are subject to attorney‑client privilege or (B) present a conflict of interest for the Lenders; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of any such material with the SEC shall be deemed to satisfy the requirements of this Section 8.01(h) on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto;

(i)                       a financial forecast for Parent and its Subsidiaries for each fiscal year, including forecasted balance sheets, statements of income and cash flows of the Borrower and its Subsidiaries (the “Financial Plan”), all of which shall be prepared on a consolidated basis and delivered not later than March 31 of such fiscal year;

(j)                       within five (5) Business Days following any Lender’s written request, certification that such Obligor is not a passive foreign investment company (“PFIC”) within the meaning of Sections 1291 through 1297 of the Code, or, if such Obligor determines that it is a PFIC, such information as would allow the Lender to make a qualified electing fund election with respect to the Equity Interest of the Obligor;

(k)                      so long as Parent is a Publicly Reporting Company, the Administrative Borrower shall within five (5) Business Days of Parent filing, provide access (via posting and/or links on Parent’s web site) to all reports on Form 20-F and Form 6-K filed with the SEC, any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange; and within five (5) Business Days of filing, provide notice and access (via posting and/or links on Parent’s web site) to all reports filed with the SEC, and copies of (or access to, via posting and/or links on Parent’s web site) all other reports, proxy statements and other materials filed by Parent with the SEC, any Governmental Authority succeeding to any of the functions of the SEC or with any national securities exchange; and

(l)                       commencing with January 14, 2025 and every Tuesday thereafter, cash flow forecasts and accounts payable agings of Parent and its Subsidiaries, in form and substance satisfactory to the Administrative Agent.

Section 8.02. Notices of Material Events.  The Administrative Borrower will furnish to the Administrative Agent for distribution to the Lenders written notice of the following events within the time frames listed below:

(a)                      promptly after the occurrence of any Default or Event of Default;

(b)                      within three (3) Business Days after the occurrence of any Casualty Event with respect to any Obligor’s Property;

(c)                      (i) prior to the execution of a definitive agreement for any proposed Acquisition by any Obligor that would reasonably be expected to result in environmental liability under Environmental Laws in excess of $250,000, and (ii) in each case, to the extent that any of the following would reasonably be expected to result in liability in excess of $500,000: (A) spillage, leakage, discharge, disposal, leaching, migration or release of any Hazardous Material required to be reported to any Governmental Authority under applicable Environmental Laws, and (B) all actions, suits, Claims, notices of violation, hearings, investigations or proceedings pending, or threatened in writing against or affecting any Obligor or with respect to the ownership, use, maintenance and operation of their respective businesses, operations or properties, relating to Environmental Laws or Hazardous Material;

(d)                      within three (3) Business Days of obtaining written notice or knowledge thereof, the assertion of any environmental matter by any Person in writing against, or with respect to the activities of, any Obligor and any alleged violation of or non‑compliance with any Environmental Laws or any Permits, licenses or authorizations, in each case, which would reasonably be expected to involve damages in excess of $250,000 other than any environmental matter or alleged violation that, if adversely determined, would not (either individually or in the aggregate) have a Material Adverse Effect;

(e)                      within three (3) Business Days of obtaining notice to an Obligor of the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or directly affecting any Obligor, in each case, that would reasonably be expected to result in a Material Adverse Effect;

(f)                       (i) on or prior to any filing by any ERISA Affiliate of any notice of intent to terminate any Title IV Plan, a copy of such notice and (ii) promptly, and in any event within ten (10) days, after any Responsible Officer of any ERISA Affiliate knows or has reason to know that a request for a minimum funding waiver under Section 412 of the Code has been filed with respect to any Title IV Plan or Multiemployer Plan, a notice (which may be made by telephone if promptly confirmed in writing) describing such waiver request and any action that any ERISA Affiliate proposes to take with respect thereto, together with a copy of any notice filed with the PBGC or the IRS pertaining thereto;

(g)                      within ten (10) Business Days of obtaining written notice or knowledge thereof, (i) the termination of any Material Agreement other than in the Ordinary Course of Business pursuant to its terms; (ii) the receipt by any Obligor of a written notice under any Material Agreement (and a copy thereof) asserting a default by such Obligor where such alleged default would permit such counterparty to terminate such Material Agreement; (iii) the entering into any new Material Agreement by an Obligor (and a copy thereof); or (iv) any amendment to a Material Agreement that would be materially adverse to the Lenders (and a copy thereof) (which includes, but is not limited to, any amendments to provisions relating to pricing and term); provided that notices required under this subsection (g) may be delivered with the next Compliance Certificate unless any of the foregoing events would reasonably be expected to have a Material Adverse Effect;

(h)                      within three (3) Business Days of obtaining written notice or knowledge thereof, any product recalls, safety alerts, corrections, withdrawals, marketing suspensions, removals or the like conducted, to be undertaken or issued by any Obligor, whether or not at the request, demand or order of any Governmental Authority or otherwise with respect to any Product;

(i)                       within five (5) Business Days of obtaining written notice or knowledge thereof, any infringement or other violation by any Person of any Obligor Intellectual Property that would reasonably be expected to result in a Material Adverse Effect;

(j)                       within five (5) Business Days of obtaining written notice or knowledge thereof, a material licensing agreement or arrangement entered into by any Obligor in connection with any infringement or alleged infringement of the Intellectual Property of another Person that could reasonably be likely to result in a Material Adverse Effect;

(k)                      within five (5) Business Days of obtaining written notice or knowledge thereof, any written Claim by any Person that the conduct of any Obligor’s business, including the development, manufacture, use, sale or other commercialization of any Product, infringes any Intellectual Property of such Person, except to the extent any such Claim would not reasonably be expected to result in a Material Adverse Effect;

(l)                       the distribution of the reports and notices as and when required by the Security Documents;

(m)                    within thirty (30) days of the date thereof, or, if earlier, on the date of delivery of any financial statements pursuant to Section 8.01, notice of any material change in accounting policies or financial reporting practices by the Obligors;

(n)                      within thirty (30) days after the occurrence thereof, notice of any labor controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other labor disruption against or involving an Obligor that is reasonably expected to have a Material Adverse Effect;

(o)                      within five (5) Business Days of any other development that results in, or would reasonably be expected to result in, a Material Adverse Effect;

(p)                      within five (5) Business Days of the failure to pay any Taxes or obligations in accordance with Section 8.04;

(q)                      concurrently with the delivery of financial statements under Section 8.01, after the date hereof and during such prior fiscal year, the creation or other acquisition of any Intellectual Property by any Obligor that is registered or becomes registered or is the subject of an application for registration with the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, as applicable, or with any other equivalent foreign Governmental Authority; and

(r)                       five (5) Business Days prior to any change to any Obligor’s ownership of Deposit Accounts, Securities Accounts and Commodity Accounts, by delivering to the Lenders an updated Schedule 7 to the Security Agreements setting forth a complete and correct list of all such accounts as of the date of such change.

The specified time periods in this Section 8.02 shall begin accruing after a Responsible Officer of an Obligor first learns of the existence of a circumstance requiring notice.

Each notice delivered under this Section 8.02 shall be accompanied by a statement of a Responsible Officer of the Administrative Borrower setting forth in reasonable detail the event or development requiring such notice and any action taken or proposed to be taken with respect thereto; provided that, so long as Parent is a Publicly Reporting Company, Parent’s filing of notice of any such event with the SEC shall be deemed to satisfy the requirements of this Section 8.02 on the date on which such report is first available via the SEC’s EDGAR system or a successor system related thereto.

Notwithstanding any contrary provision of this Agreement or any other Loan Document (including, without limitation, Sections 8.01 and 8.02), so long as Parent is a Publicly Reporting Company, in the event that the Administrative Agent provides notice to the Administrative Borrower that it no longer desires to receive any information that constitutes material non‑public information, the Obligors shall not be required to provide any information pursuant to the terms hereof or thereof unless Parent is disclosing such information pursuant to a filing with the SEC; provided that notwithstanding the foregoing, the Obligors shall at all times comply with Section 8.01(d) and 8.02(a).

Section 8.03. Existence; Maintenance of Properties, Etc.

(a)                      Each Obligor will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence; provided that the foregoing shall not prohibit any merger, amalgamation, plan of arrangement, consolidation, liquidation or dissolution permitted under Section 9.03.

(b)                      Each Obligor shall maintain and preserve all rights, licenses, permits, privileges and franchises material to the conduct of its business, and maintain and preserve all of its assets and properties, including all Product Assets, necessary to the conduct of its business in good working order and condition, ordinary wear and tear and damage from casualty or condemnation excepted.

(c)                      Each Obligor shall use commercially reasonable efforts to cause each new Key Employee and each contractor with access to material Obligor Intellectual Property to execute and deliver a customary confidentiality, non‑disclosure and Intellectual Property assignment agreement that includes a waiver of moral rights to the extent permitted by Law and such agreements are customary in the applicable jurisdiction.

(d)                      Parent shall maintain sufficient authorized but unissued share capital in Parent to satisfy in full, without the need for the passing of any further resolutions of its shareholders, the outstanding rights represented by the Warrant Certificates.

Section 8.04. Payment of Obligations.  Each Obligor shall  pay and discharge (a) all United States federal income and other material Taxes, fees, assessments and governmental charges or levies imposed upon it or upon its properties or assets prior to the date on which material penalties attach thereto, and all lawful Claims for labor, materials and supplies which, if unpaid, might become a Lien (other than a Permitted Lien) upon any properties or assets of any Obligor, except to the extent such Taxes, fees, assessments or governmental charges or levies, or such Claims, are being contested in good faith by appropriate proceedings and are adequately reserved against substantially in accordance with IFRS, (b) all lawful Claims which, if unpaid, would by Law become a Lien upon its Property not constituting a Permitted Lien and (c) all other obligations, if the failure to discharge such obligation would reasonably be expected to result in a Material Adverse Effect.

Section 8.05. Insurance.  Each Obligor shall, at its own cost and expense obtain and maintain, with financially sound and reputable insurers, insurance of the kinds, and in the amounts, as are consistent with customary practices and standards of its industry in the same or similar locations, it being understood and agreed that the insurance held by the Obligors on the Sixth Amendment Restatement Date is deemed to fulfill this requirement on the date hereof.  All of the insurance policies required pursuant to this Section 8.05 with respect to the Obligors, will name the Administrative Agent as a “lender’s loss payee,” “additional insured” or “mortgagee,” as applicable and as its interests may appear.  Each Obligor will use its commercially reasonable efforts to ensure, or to cause others to ensure, that all insurance policies required pursuant to this Section 8.05 with respect to the Obligors, shall provide that they shall not be terminated or cancelled nor shall any policy be materially changed in a manner adverse to the insured Person without at least thirty (30) days’ written notice (or ten (10) days’ written notice if termination is due to non-payment) to insured Person and the Administrative Agent.  Receipt of notice of termination or cancellation of any such insurance policies shall entitle the Administrative Agent to renew any such policies, all in accordance with the first sentence of this Section 8.05 or otherwise obtain similar insurance in place of such policies, in each case at the expense of such Obligor (payable within three (3) Business Days of any Obligor’s receipt of written demand therefor) and, unless an Event of Default has occurred and is continuing, with the prior written consent of such Obligor (such consent not to be unreasonably withheld).  The amount of any such expenses shall accrue interest at the Default Rate if not paid when due and shall constitute “Obligations.”  All of the insurance policies required hereby with respect to the Obligors, will be evidenced by one or more certificates of insurance, together with appropriate lender’s loss payee or additional insured clauses or endorsements in favor of the Administrative Agent as required by this Section 8.05, delivered to the Administrative Agent on or prior to the date hereof and at such other times as the Administrative Agent may request from time to time.

Section 8.06. Books and Records; Inspection Rights.  Each Obligor will keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.  It will permit any representatives designated by the Administrative Agent, upon reasonable prior notice and at reasonable times, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times during normal business hours and with reasonable advance notice as the Administrative Agent may request.  It will, pay all reasonable and documented out‑of‑pocket expenses incurred by the Administrative Agent (a) so long as no Default has occurred and is continuing, of two (2) such inspections each calendar year and (b) during a continuing Default, all such inspections.

Section 8.07. Compliance with Laws.

(a)                      Each Obligor will, and will cause each of its Subsidiaries to, (i) comply in all material respects with all Requirements of Law (including Healthcare Laws and Environmental Laws) and (ii) comply in all material respects with all terms of outstanding Indebtedness and all Material Agreements, except (other than with respect to Material Intellectual Property) where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b)                      Each Obligor will maintain all records required to be maintained by a Governmental Authority or otherwise under any applicable Healthcare Law, except where failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c)                      Each Obligor will maintain a Health Care Compliance Program, which will be reviewed and updated annually, as necessary.

Section 8.08. Licenses.  Each Obligor will obtain and maintain all licenses, authorizations, consents, filings, exemptions, registrations and other Governmental Approvals necessary in connection with the execution, delivery and performance of the Loan Documents, the consummation of the Transactions or the operation and conduct of its business and ownership of its properties, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 8.09. Action under Environmental Laws.  Each Obligor will, upon a Responsible Officer becoming aware of the release of any Hazardous Materials or the existence of any environmental liability under applicable Environmental Laws with respect to their respective businesses, operations or properties, take all actions, at their cost and expense, as shall be required by applicable Law to investigate and clean up the condition of their respective businesses, operations or properties, including all required removal, containment and remedial actions, and restore their respective businesses, operations or properties to a condition, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 8.10. Use of Proceeds.  The proceeds of the Term Loans will be used only as provided in Section 2.05.  No part of the proceeds of the Term Loans will be used, whether directly or indirectly, for any purpose that violates any of the regulations of the Board of Governors of the Federal Reserve System, including Regulations T, U and X.

Section 8.11. Certain Obligations Respecting Subsidiaries; Further Assurances; and Intellectual Property.

(a)                      Subsidiaries.  Each Obligor will take such action, and will cause each of its Subsidiaries to take such action, from time to time as shall be necessary to ensure that all Subsidiaries are “Guarantors” hereunder.  Without limiting the generality of the foregoing, in the event that any Obligor or any of its Subsidiaries shall form or acquire any new Subsidiary, it and its Subsidiaries will promptly and in any event within fifteen (15) days (or such longer time as consented to by the Administrative Agent in writing) of the formation or Acquisition of such Subsidiary:

(i)                           cause such new Subsidiary to become a “Guarantor” hereunder, and a “Grantor” under the Security Documents, pursuant to a Guarantee Assumption Agreement and cause such new Subsidiary to become an “Obligor” under the Intercompany Subordination Agreement and the Luxembourg Subsidiary Intercompany Subordination Agreement;

(ii)                       take such action or cause such Subsidiary to take such action (including delivering originals of any certificated Equity Interests of such Subsidiary, together with original, executed, undated transfer powers executed in blank and originals of any intercompany notes with undated endorsements executed in blank) as shall be necessary to create and perfect valid and enforceable first priority (subject to Permitted Liens) Liens on substantially all of the personal Property of such new Subsidiary as collateral security for the obligations of such new Subsidiary hereunder;

(iii)                     to the extent that the parent of such Subsidiary is not a party to the Security Documents or has not otherwise pledged Equity Interests in its Subsidiaries in accordance with the terms of the Security Documents and this Agreement, cause the parent of such Subsidiary to execute and deliver a pledge agreement in favor of the Lenders, in respect of all outstanding issued shares of such Subsidiary; and

(iv)                     deliver such proof of corporate action, incumbency of officers, opinions of counsel and other documents as is consistent with those delivered by each Obligor pursuant to Section 6.01 or as the Majority Lenders shall have requested;

provided that, solely with respect to any Subsidiary that is an Immaterial Foreign Subsidiary, no such actions shall be required other than (x) a pledge by the owner of such Immaterial Foreign Subsidiary (to the extent such owner is a Canadian Obligor or a Borrower) of 100% of the Equity Interests of such Immaterial Foreign Subsidiary, which pledge shall not be required to be perfected under the Law of such Immaterial Foreign Subsidiary’s jurisdiction of formation and (y) causing such Immaterial Foreign Subsidiary to the execute a joinder to the Intercompany Subordination Agreement; provided further, that at the request of the Administrative Agent, with respect to an Immaterial Foreign Subsidiary that is owned by an Irish Obligor, the owner of such Immaterial Foreign Subsidiary shall pledge 100% of the Equity Interests of such Immaterial Foreign Subsidiary, which pledge shall be perfected under the Law of such Immaterial Foreign Subsidiary’s jurisdiction of formation.  Upon the creation or designation of a Foreign Subsidiary as an Immaterial Foreign Subsidiary, the Administrative Borrower shall provide notice to the Administrative Agent designating such Foreign Subsidiary as an Immaterial Foreign Subsidiary.  For the avoidance of doubt, in the event that any Subsidiary ceases to qualify as an Immaterial Foreign Subsidiary, such Foreign Subsidiary shall, at the request of the Administrative Agent, or the election of the Borrowers, promptly comply with clauses (a)(i)-(iv) hereof.

On the Original Closing Date, and until such time that the Administrative Agent may request, the Luxembourg Subsidiary shall not be a Guarantor, shall not be required to take the actions set forth in this Section 8.11 and the owner of the Luxembourg Subsidiary shall not be required to pledge the Equity Interests of the Luxembourg Subsidiary.

(b)                      Further Assurances.  Each Obligor will take such action from time to time as shall reasonably be requested in writing by the Majority Lenders to effectuate the purposes and objectives of this Agreement.  Without limiting the generality of the foregoing, it will, and will cause each Person that is required to be a Guarantor to, take such action from time to time (including executing and delivering such assignments, security agreements, control agreements and other instruments) as shall be reasonably requested in writing by the Majority Lenders to create, in favor of the Lenders, perfected security interests and Liens (subject to Permitted Liens) in substantially all of the personal Property of such Obligor as collateral security for the Obligations; provided that any such security interest or Lien shall be subject to the relevant requirements of the Security Documents.

(c)                      Intellectual Property.  In the event that any Obligor creates, develops or acquires Obligor Intellectual Property during the term of this Agreement, then the provisions of this Agreement shall automatically apply thereto and any such Obligor Intellectual Property shall automatically constitute part of the Collateral under the Security Documents, without further action by any party, in each case from and after the date of such creation, development or acquisition (except that any representations or warranties of any Obligor shall apply to any such Obligor Intellectual Property only from and after the date, if any, subsequent to such acquisition that such representations and warranties are brought down or made anew as provided herein).  In the event that any Obligor holds or acquires Obligor Intellectual Property during the term of this Agreement, then, upon the request of the Administrative Agent, such Obligor shall take any action as shall be reasonably necessary and reasonably requested by the Administrative Agent to ensure that the provisions of this Agreement and the Security Agreements shall apply thereto and any such Obligor Intellectual Property shall constitute part of the Collateral under the Security Documents.

Section 8.12. Termination of Non‑Permitted Liens.  In the event that any Responsible Officer of any Obligor shall become aware or be notified by the Lenders of the existence of any outstanding Lien against any Property of any Obligor or any of its Subsidiaries, which Lien is not a Permitted Lien, such Obligor shall use its best efforts to promptly terminate or cause the termination of such Lien.

Section 8.13. Non-Consolidation.  Each Obligor will maintain entity records and books of account separate from those of any other entity, other than the Obligors, which is an Affiliate of such entity.

Section 8.14. Anti‑Terrorism and Anti‑Corruption Laws.  No Obligor nor any of its Subsidiaries shall engage in any transaction that violates any of the applicable prohibitions set forth in any Economic Sanctions Law, Irish Economic Sanctions Laws, Anti‑Terrorism Law, Irish Anti-Terrorism Laws or the US Foreign Corrupt Practices Act of 1977 (15 USC. §§ 78dd‑1 et seq.).  No Obligor will use any part of the proceeds from the loan on behalf of any Designated Person and will not use, directly by it or indirectly through any Subsidiary, such proceeds in connection with any investment in, or any transactions or dealings with, any Designated Person.  None of the funds or assets of such Obligor or any Subsidiary that are used to repay the Term Loans shall constitute property of, or shall be beneficially owned by, any Designated Person or, to such Obligor’s knowledge, be the direct proceeds derived from any transactions that violate the prohibitions set forth in any applicable Economic Sanctions Law or Irish Economic Sanctions Laws and no Designated Person shall have any direct or indirect interest in such Obligor or such Subsidiary insofar as such interest would violate any Economic Sanctions Laws or Irish Economic Sanctions Laws applicable to such Obligor or such Subsidiary.

Section 8.15. Minimum Liquidity.  (i) Commencing on November 1, 2025 and ending on September 30, 2026, the Obligors shall have aggregate Unrestricted Cash of not less than $1,000,000 at all times and (ii) commencing October 1, 2026, the Obligors shall have aggregate Unrestricted Cash of not less than $3,000,000 at all times.

Section 8.16  Minimum Net Revenue.  As of the end of the fiscal quarter ended December 31, 2023, and each fiscal quarter thereafter, Parent and its Subsidiaries shall maintain, on a consolidated basis, Net Revenue for the twelve (12) month period most recently ended on such date of not less than the amount set forth in the table below:

Twelve-Month Period Ended	Minimum Net Revenue
December 31, 2023	$0
March 31, 2024	$53,100,000
June 30, 2024	$54,300,000
September 30, 2024	$55,700,000
December 31, 2024	$0
March 31, 2025	$0
June 30, 2025	$43,000,000
September 30, 2025	$45,000,000
December 31, 2025	$45,000,000
March 31, 2026	$55,000,000
June 30, 2026	$60,000,000

Section 8.17. Maintenance of Regulatory Approvals, Contracts, Intellectual Property, Etc.  With respect to each Product, each Obligor will (a) maintain in full force and effect all material Regulatory Approvals (including the Product Authorizations), Material Agreements, or other rights necessary for the current operations of such Obligor’s business, as the case may be, including in respect of all related Product Development and Commercialization Activities; (b) maintain in full force and effect all Material Intellectual Property and Material WaveForm IP that is used in and necessary for related Product Development and Commercialization Activities; and (c) use commercially reasonable efforts to pursue and maintain in full force and effect legal protection for all new, Material Intellectual Property and Material WaveForm IP that is used in and necessary in connection with any Product Development and Commercialization Activities relating to any such Product.

Section 8.18. Cash Management.  The Obligors will:

(a)                      maintain all Deposit Accounts, Securities Accounts, Commodity Accounts and lockboxes (other than Excluded Accounts) with a bank or financial institution that has either (i) other than in respect of any such account charged pursuant to the Irish Debenture, executed and delivered to the Administrative Agent  an account control agreement (provided that, for greater certainty, if under the applicable laws of any Canadian jurisdiction control over Deposit Accounts is not available, then an account control agreement shall be deemed to constitute a springing blocked account or springing cash dominion agreement in respect of such Deposit Accounts) or (ii) in respect of any such account charged pursuant to the Irish Debenture, executed and delivered to the Administrative Agent an acknowledgment to the notice of assignment delivered to such bank or financial institution by the relevant Irish Obligor pursuant to the Irish Debenture, in each case in form and substance reasonably acceptable to the Administrative Agent (each such Deposit Account, Securities Account, Commodity Account and lockbox, a “Controlled Account”);

(b)                      deposit promptly, and in any event no later than seven (7) Business Days after the date of receipt thereof, all cash, checks, drafts or other similar items of payment relating to or constituting payments greater than $75,000 in the aggregate at any time made in respect of any and all accounts and other rights and interests into Controlled Accounts; and

(c)                      in order to segregate and to facilitate perfection of Administrative Agent’s security interest in funds received by any Obligor from any Federal Health Care Programs, the applicable Obligor shall, with respect to an Obligor’s future participation in any Federal Health Care Program, prior to such Obligor’s receipt of payments exceeding $50,000 in any month from Federal Health Care Programs, notify all Government Authorities making any payments under any Federal Health Care Program to make any such payments only to one or more Segregated Health Care Accounts.  No Obligor shall deposit any funds to a Segregated Health Care Account or direct or permit any other Person to deposit any funds to a Segregated Health Care Account, other than payments received from Federal Health Care Programs.  The Obligors shall upon the date the applicable Obligor begins receiving payments from any Federal Health Care Program, to cause all amounts deposited into the Segregated Health Care Accounts to be automatically swept on a daily basis to a Controlled Account pursuant to a Sweep Agreement.  Any such Sweep Agreement will require such depository bank to waive all of its existing and future rights of recoupment and set-off and banker’s lien against any Segregated Health Care Accounts, but shall permit such depository bank to maintain its existing and future rights of recoupment and set-off and banker’s lien against any Controlled Account.

Section 8.19. ~~[Reserved].~~ Post Tranche F Term Loan Borrowing Date Obligations. Notwithstanding anything to the contrary set forth in this Agreement, the Obligors shall deliver to the Administrative Agent on behalf of the Lenders, the documents set forth on Schedule 8.19, in form and substance reasonably acceptable to the Administrative Agent, and/or take the actions set forth on Schedule 8.19, in a manner reasonably acceptable to the Administrative Agent, on or before the deadlines set forth in Schedule 8.19 (as such deadlines may be extended by Administrative Agent in writing in its reasonable discretion). To the extent there is any conflict between the provisions of any Loan Document and Schedule 8.19, the provisions of Schedule 8.19 shall control.

Section 8.20.      COMI. The Parent and each other Irish Obligor will maintain its COMI in Ireland and not have an establishment (within the meaning of the EU Insolvency Regulation) outside Ireland.

 Section 8.21.     Cashless Exercise of Warrant Certificate and Par Value.   If Perceptive (or its permitted successors or assigns with respect to a Warrant Certificate) exercises at any time, in whole or in part, a Warrant Certificate by means of the “cashless exercise” procedure specified in that Warrant Certificate, then the following shall apply.  With respect to the American Depositary Shares relating to the American Depositary Receipts the subject of such cashless exercise (the “Relevant ADSs”) the Non-EEA Obligors shall procure (on a joint and several basis) that a cash amount is paid to the Parent sufficient to ensure that, immediately following the exercise of such cashless exercise, the shares in the capital of the Parent represented by the Relevant ADSs are fully paid up to their par value to the extent required by the Constitution of the Parent and the Companies Act 2014 of Ireland (as amended).  Capitalized terms used in this Section 8.21 and not otherwise defined in this Agreement have the meaning given to them in the applicable Warrant Certificate.  For avoidance of doubt: (i) none of Perceptive (or its successors or assigns) shall be liable to account to any Obligor or other person with respect to any amount paid pursuant to this Section and (ii) notwithstanding any other provision of this Agreement, no EEA Obligor shall be liable (whether as principal or surety or otherwise) to make payment under this Section 8.21 in any circumstances.

 Section 8.22. Canadian Pension Plans.  Maintain all Canadian Pension Plans relating to each Obligor in compliance with all applicable Laws in all material respects.

Section 8.23. Payment of Warrant Stamp Amount. As soon as possible following the Sixth Amendment Restatement Date (but in any event no less than fifteen (15) Business Days prior to the deadline for filing such return with the Irish Revenue Commissioners) the Lenders and their Affiliates shall provide the Parent with a draft form of stamp duty return and within ten (10) days of being provided with such draft form of stamp duty return, the Parent shall provide the Lenders and their Affiliates with its reasonable comments thereon. The Lenders and their Affiliates shall consider any such reasonable comments and shall ensure that the return is filed with the Irish Revenue Commissioners in advance of the deadline for filing such return.

Article 9

Negative Covenants

Each Obligor covenants and agrees with the Administrative Agent and the Lenders that, until the Commitments have expired or have been terminated and all Obligations (other than the Warrant Obligations and inchoate indemnity obligations) have been paid in full in cash:

 Section 9.01. Indebtedness.  Each Obligor will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Indebtedness, whether directly or indirectly, except:

(a)                      the Obligations;

(b)                      Permitted Indebtedness and Permitted Refinancings thereof; provided, that the aggregate principal amount of Permitted Indebtedness on the Original Closing Date not listed on Schedule 7.13A shall not exceed $500,000;

(c)                      accounts payable to trade creditors for goods and services and current operating liabilities (not the result of the borrowing of money) incurred in the Ordinary Course of Business after the Original Closing Date;

(d)                      Indebtedness consisting of Guarantees resulting from endorsement of negotiable instruments for collection by an Obligor or any of its Subsidiaries in the Ordinary Course of Business;

(e)                      Indebtedness in the form of intercompany receivables and payables: (i) among Obligors; (ii) among Immaterial Foreign Subsidiaries; and (iii) among Immaterial Foreign Subsidiaries and an Obligor; provided that (x) all additional liabilities from an Obligor to an Immaterial Foreign Subsidiary (other than liabilities from an Obligor to the Brazilian Subsidiary) pursuant to clause (iii) arising after the Original Closing Date, together with the Investments in Immaterial Foreign Subsidiaries permitted pursuant to Section 9.05(m), made after the Original Closing Date, shall in an aggregate amount not exceed $1,000,000 plus interest accrued thereon and (y) until such time as the Brazilian Subsidiary becomes a “Guarantor” hereunder, and a “Grantor” under the Security Documents, additional liabilities from an Obligor to the Brazilian Subsidiary, together with the Investments in the Brazilian Subsidiary permitted pursuant to Section 9.05(l) made after the Original Closing Date, shall in an aggregate amount not exceed $1,500,000 per fiscal year plus interest accrued thereon; provided further that all such intercompany liabilities pursuant to clause (iii) shall be  unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Intercompany Subordination Agreement;

(f)                       Indebtedness constituting of deposits or prepayments received from customers in the ordinary course of business;

(g)                      Guarantees by an Obligor of Indebtedness of any other Obligor;

(h)                      Purchase money Indebtedness and Capital Lease Obligations; provided that (i) if secured, the collateral therefor consists solely of the assets being financed, the products and proceeds thereof and books and records related thereto, (ii) in the case of purchase money Indebtedness, such Indebtedness shall constitute at least 75% of the aggregate consideration paid with respect to such asset and (iii) the aggregate outstanding principal amount of such Indebtedness incurred after the Original Closing Date does not exceed $1,500,000 at any time;

(i)                       unsecured workers’ compensation Claims, payment obligations in connection with health, disability or other types of social security benefits, unemployment or other insurance obligations, reclamation and statutory obligations, in each case incurred in the Ordinary Course of Business;

(j)                       Indebtedness under Hedging Agreements permitted pursuant to Section 9.05(f);

(k)                      Indebtedness approved in advance in writing by the Majority Lenders;

(l)                       Indebtedness of the Obligors and their Subsidiaries with respect to overdrafts, or corporate credit cards not to exceed $750,000 at any time outstanding;

(m)                    Indebtedness incurred in connection with letters of credit, entered into in the Ordinary Course of Business, that are secured solely by cash or cash equivalents and issued on behalf of the Borrower in an aggregate amount outstanding not to exceed $2,000,000 at any time;

(n)                      other unsecured Indebtedness incurred after the Original Closing Date in an aggregate amount not to exceed $2,500,000;

(o)                      Indebtedness in the form of intercompany receivables and payables among the Luxembourg Subsidiary and the Obligors; provided that (i) the aggregate amount of all such intercompany liabilities to the Luxembourg Subsidiary shall not exceed the amounts outstanding on the Funding Date (plus any accrued interest thereon) and (ii) all such intercompany liabilities shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Luxembourg Subsidiary Intercompany Subordination Agreement;

(p)                      [reserved];

(q)                      any “Contingent Consideration” (as such term is defined under the Effective Date Acquisition Agreement) owed by U.S. TRIB pursuant to the Effective Date Acquisition Agreement;

(r)                       [reserved];

(s)                      the Outstanding Convertible Notes; and

(t)                       Indebtedness pursuant to the Investor Convertible Note, in an amount not to exceed $20,000,000; provided that such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Investor Subordination Agreement.

Section 9.02.  Liens.  Each Obligor will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any Property now owned by it, except:

(a)                      Liens securing the Obligations;

(b)                      any Lien on any Property of any Obligor existing on the Original Closing Date and set forth in Schedule 7.13B; provided that (i) no such Lien shall extend to any other Property of such Obligor and (ii) any such Lien shall secure only those obligations which it secures on the Original Closing Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(c)                      Liens securing Indebtedness permitted under Section 9.01(h); provided that such Liens are restricted solely to the collateral described in Section 9.01(h);

(d)                      Liens imposed by Law which were incurred in the Ordinary Course of Business, including (but not limited to) carriers’, warehousemen’s, landlords’ and mechanics’ Liens, Liens relating to leasehold improvements and other similar liens arising in the Ordinary Course of Business and which (i) do not in the aggregate materially detract from the value of the Property subject thereto or materially impair the use thereof in the operations of the business of such Person or (ii) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the Property subject to such Liens and for which adequate reserves have been made if required substantially in accordance with IFRS;

(e)                      Liens, pledges or deposits made in the Ordinary Course of Business in connection with bids, grant applications, Contracts, leases, appeal bonds, workers’ compensation, unemployment insurance or other similar social security legislation;

(f)                       Liens securing Taxes, assessments and other governmental charges, the payment of which is not yet due or is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which such reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made;

(g)                      servitudes, easements, rights of way, restrictions and other similar encumbrances on real Property imposed by applicable Laws and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of Property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of any of the Obligors;

(h)                      bankers’ Liens, rights of setoff and similar Liens incurred in the Ordinary Course of Business and arising in connection with the Obligors’ Deposit Accounts or Securities Accounts held at financial institutions solely to secure payment of fees and similar costs and expenses of such financial institutions with respect to such accounts;

(i)                       Liens in connection with transfers permitted under Section 9.09;

(j)                       any judgment Lien or Lien arising from decrees or attachments not constituting an Event of Default;

(k)                      leases or subleases of real property granted in the Ordinary Course of Business, and leases, subleases, nonexclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the Ordinary Course of Business;

(l)                       Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of custom duties in connection with the importation of goods in the Ordinary Course of Business;

(m)                    Liens on a Deposit Account of the Obligors and the cash and cash equivalents therein, in each case, securing Indebtedness described in Section 9.01(l);

(n)                      Permitted Licenses solely to the extent that such Permitted License would constitute a Lien; and

(o)                      Liens securing Indebtedness permitted pursuant to Sections 9.01(r);

provided that no Lien otherwise permitted under any of the foregoing Sections 9.02(b), (c), (d), (e), (g), (h), (i), (k), (l) or (m) shall apply to any Material Intellectual Property and any Material WaveForm IP.

Section 9.03.  Fundamental Changes and Acquisitions.  Each Obligor will not, and will not permit any of its Subsidiaries to:

(a)                      enter into or consummate any transaction of merger, amalgamation, plan of arrangement, or consolidation, including without limitation, a reverse‑triangular merger, or other similar transaction or series of related transactions;

(b)                      liquidate, wind up or dissolve itself (or suffer any liquidation, wind up or dissolution) (including in connection with any division or plan of division under Delaware law or any comparable event under a different jurisdiction’s laws), except as permitted by Section 9.03(c)(v); and

(c)                      make or consummate any Acquisition or sell or issue any Disqualified Equity Interests except, in each case:

(i)                        Investments permitted under Section 9.05;

(ii)                      Permitted Acquisitions for (A) an aggregate cash consideration not to exceed $2,500,000 and (B) total consideration not to exceed $5,000,000, in each case, for the duration of this Agreement; provided, that any Obligor may make a Permitted Acquisition in excess of the consideration amounts set forth above, so long as the consideration for such Acquisition is funded with the proceeds of the Delayed Draw Term Loan;

(iii)                     the merger, amalgamation, plan of arrangement, or consolidation of any Obligor with or into any other Obligor, provided that if a Borrower is a party to such merger, amalgamation, plan of arrangement, or consolidation, such Borrower shall be the surviving entity;

(iv)                     the merger, amalgamation, plan of arrangement, or consolidation of any Immaterial Foreign Subsidiary with or into any other Immaterial Foreign Subsidiary;

(v)                       the liquidation, winding up or dissolution of the Subsidiaries listed in Schedule 9.03, any Immaterial Foreign Subsidiary and the Luxembourg Subsidiary; and

(vi)                     the Effective Date Acquisition.

Section 9.04.   Lines of Business.

(a)                      Each Obligor will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than (i) the business engaged in on the Sixth Amendment Restatement Date by such Obligor, or (ii) a business reasonably related, incidental or complementary thereto or reasonable extensions thereof, including, without limitation, the development, acquisition, manufacture or marketing of biosensor products and related services.

(b)                      Parent shall not have any material liabilities (other than liabilities to other Obligors and liabilities arising under the Loan Documents), own any material assets (other than Investments in its Subsidiaries) or engage in any material operations or business (other than the ownership of its Subsidiaries, exercising its rights and performing its obligations under (i) the Loan Documents, (ii) its obligations to other Obligors and (iii)  Investments in Subsidiaries and activities reasonably incident to (i), (ii) and (iii)).

(c)                      U.S. Holdings shall not have any material liabilities (other than liabilities to other Obligors and liabilities arising under the Loan Documents), own any material assets (other than Investments in its Subsidiaries) or engage in any material operations or business (other than the ownership of its Subsidiaries, exercising its rights and performing its obligations under (i) the Loan Documents, (ii) its obligations to other Obligors and (iii)  Investments in Subsidiaries and  activities reasonably incident to (i), (ii) and (iii)).

Section 9.05.  Investments.  Each Obligor will not, and will not permit any of its Subsidiaries to, make, directly or indirectly, or permit to remain outstanding any Investments except:

(a)                      Investments outstanding on the Original Closing Date and identified in Schedule 9.05(a) and any modification, replacement, renewal or extension thereof to the extent not involving new or additional Investments;

(b)                      operating Deposit Accounts with banks, Securities Accounts and Commodities Accounts;

(c)                      extensions of credit in the nature of accounts receivable or notes receivable arising from the sales of goods or services in the Ordinary Course of Business of the relevant Obligor;

(d)                      Permitted Cash Equivalent Investments;

(e)                      (i)  Investments consisting of the ownership of the Equity Interests of its Subsidiaries, (ii) intercompany Investments by an Obligor in any other Obligor or (iii) Investments by the Obligors and its Subsidiaries consisting of 100% of the ownership of the Equity Interests of the Person acquired in connection with a Permitted Acquisition and the Effective Date Acquisition;

(f)                       Hedging Agreements entered into in the ordinary course of any Obligor’s financial planning solely to hedge interest rate or foreign currency exchange risks (and not, in either case, for speculative purposes);

(g)                      Investments consisting of prepaid expenses, negotiable instruments held for collection or deposit, security deposits with utilities, landlords and other like Persons, and deposits in connection with workers’ compensation and similar deposits, in each case made in the Ordinary Course of Business;

(h)                      Investments received in connection with any Insolvency Proceedings in respect of any customers, suppliers or clients and in settlement of delinquent obligations of, and other disputes with, customers, suppliers or clients;

(i)                       Investments permitted under Section 9.01(e), Section 9.01(o) and Section 9.03;

(j)                       Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the Ordinary Course of Business;

(k)                      Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the Ordinary Course of Business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of the Obligors pursuant to employee stock purchase plans or agreements made after the Original Closing Date approved by an Obligor’s Board in an aggregate amount not to exceed $250,000 for subclauses (i) and (ii) in any fiscal year;

(l)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment and until such time as the Brazilian Subsidiary becomes a “Guarantor” hereunder, and a “Grantor” under the Security Agreement, Investments by an Obligor in the Brazilian Subsidiary in an aggregate amount not to exceed $1,500,000 in any fiscal year;

(m)                    so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment, Investments by Obligors in Immaterial Foreign Subsidiaries (other than the Brazilian Subsidiary), made after the Original Closing Date, in an aggregate amount not to exceed $1,000,000 in any fiscal year;

(n)                      Investments by Immaterial Foreign Subsidiaries in other Immaterial Foreign Subsidiaries;

(o)                      [reserved];

(p)                      so long as no Default or Event of Default shall have occurred and is continuing at the time of such Investment, or after giving effect thereto, other Investments made after the Original Closing Date in an amount not to exceed $500,000 in any fiscal year; and

(q)                      the imaware Convertible Note Investment.

Section 9.06.  Restricted Payments.  Each Obligor will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, other than:

(a)                      dividends or distributions with respect to any Equity Interests of Parent payable solely in additional units or shares of its Qualified Equity Interests;

(b)                      any Restricted Payment by an Obligor or a Subsidiary of an Obligor to an Obligor;

(c)                      any purchase, redemption, retirement, or other Acquisition by Parent or any of its Subsidiaries units or shares of its Equity Interests with the proceeds received from a substantially concurrent issue of new units or shares of its Equity Interests;

(d)                      cashless exercises of options and warrants;

(e)                      repurchases pursuant to the terms of employee stock purchase plans, employee restricted stock agreements, stockholder rights plans, director or consultant stock option plans, or similar plans in an aggregate amount not to exceed $500,000 in any fiscal year;

(f)                       the making of cash payments in lieu of the issuance of fractional shares upon the conversion of convertible securities (or in connection with the exercise of warrants or similar securities) not to exceed $25,000 in any fiscal year;

(g)                      the issuance of the Warrant Certificates; and

(h)                      cash payments made to redeem, purchase, repurchase or retire the Warrant Obligations in accordance with the terms of the Warrant Certificates.

Section 9.07.  Payments of Indebtedness.  Each Obligor will not, and will not permit any of its Subsidiaries to, make any payments in respect of any Material Indebtedness other than (a) payments of the Obligations and (b) so long as no Default or Event of Default has occurred and is continuing or would result therefrom, (i) scheduled payments of other Permitted Indebtedness and repayment of intercompany Indebtedness permitted in reliance upon Section 9.01(e) (subject in each case to any subordination agreement entered into in connection therewith), (ii) regularly scheduled payments of interest on the Outstanding Convertible Notes and the repayment in full of the principal amount of the Outstanding Convertible Notes, (iii) regularly scheduled payments of interest on the Investor Convertible Note, subject to the Investor Subordination Agreement and (iv) the conversion of the principal amount of the Investor Convertible Note into Qualified Equity Interests of Parent.

Section 9.08.  Change in Fiscal Year.  Each Obligor will not change the last day of its fiscal year from that in effect on the date hereof, without prior written notice to the Administrative Agent, except to change the fiscal year of a Subsidiary acquired in connection with a Permitted Acquisition to conform its fiscal year to that of Parent.

Section 9.09.  Sales of Assets, Etc.  Each Obligor will not, and will not permit any of its Subsidiaries to, sell, lease, exclusively license (in terms of geography or field of use), as a licensor, transfer (including in connection with any division or plan of division under Delaware law or any comparable event under a different jurisdiction’s laws) or otherwise dispose of any of its Property (including accounts receivable and Equity Interests of Subsidiaries), or forgive, release or compromise any amount owed to any Obligor or any of its Subsidiaries, in each case, in one transaction or series of transactions (any thereof, an “Asset Sale”), except:

(a)                      transfers of cash in the Ordinary Course of Business for equivalent value;

(b)                      sales or leases of inventory in the Ordinary Course of Business;

(c)                      the forgiveness, release or compromise of any amount owed to any Obligor or any of its Subsidiaries in the Ordinary Course of Business;

(d)                      entering into, or becoming bound, by a Permitted License to the extent not otherwise prohibited by this Agreement;

(e)                      development and other collaborative arrangements where such  arrangements provide for the license or disclosure of Patents, Trademarks, Copyrights or other Intellectual Property rights of any Obligor or any of its Subsidiaries in the Ordinary Course of Business and consistent with general market practices; provided that (i) such licenses must be true licenses that do not result in a legal transfer of title of the licensed Property or otherwise constitute sales transactions in substance and (ii) the aggregate amount of such periodic payments to the Obligors and its Subsidiaries in any fiscal year shall not exceed $500,000;

(f)                       a sale, lease, exclusive license, transfer or other disposition (including by way of abandonment, cancellation or trade-in) of any Property that is obsolete, worn out, surplus or no longer used or useful in connection with the business of the Obligors and its Subsidiaries or with respect to which a newer and improved version is available;

(g)                      dispositions resulting from Casualty Events;

(h)                      any transaction permitted under Section 9.02, 9.03, 9.05. 9.10 and 9.20;

(i)                       a sale, transfer or other disposition (including by way of abandonment, cancellation or trade-in) of any Property of an Immaterial Foreign Subsidiary in connection with the liquidation, wind up or dissolution of such Immaterial Foreign Subsidiary;

(j)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Asset Sale, or after giving effect thereto, Asset Sales of other property not to exceed $3,000,000 in the aggregate per fiscal year;

(k)                      the Fitzgerald and Benen Sale;

(l)                       so long as no Default or Event of Default shall have occurred and is continuing at the time of such Asset Sale, licenses and other Asset Sales made in connection with Partner Agreements; and

(m)                    the sale of WaveForm Slovenia to WaveForm in the event of an FDI Rejection (as defined in the WaveForm Slovenia Side Agreement) pursuant to the terms of the WaveForm Slovenia Side Agreement.

Section 9.10.  Transactions with Affiliates.  Each Obligor will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise transfer any assets to, or purchase, lease, license or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except:

(a)                      transactions between or among the Obligors;

(b)                      any transaction permitted under Section 9.01, 9.03, 9.05, 9.06 or 9.09;

(c)                      customary compensation and indemnification of, and other employment arrangements with, directors, officers and employees of any Obligor in the Ordinary Course of Business;

(d)                      transactions upon fair and reasonable terms that are no less favorable to any Obligor than would be obtained in a comparable arm’s‑length transaction with a Person not an Affiliate;

(e)                      the transactions set forth on Schedule 9.10; and

(f)                       the Bray Leases.

Section 9.11.  Restrictive Agreements.  Each Obligor will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any Restrictive Agreement other than (a) restrictions and conditions imposed by Law or by the Loan Documents, (b) Restrictive Agreements listed on Schedule 7.15, (c) any stockholder agreement or investor rights agreement, or other Organizational Documents of an Obligor as in effect on the date hereof or (d) limitations associated with Permitted Liens or with any transaction permitted under Section 9.01, 9.03, 9.05, 9.06 or 9.09.

Section 9.12.  Organizational Documents, Material Agreements.

(a)                      Each Obligor will not enter into any amendment to or modification of any Organizational Document without the prior written consent of the Administrative Agent.

(b)                      Each Obligor will not (i) enter into any material waiver, amendment or modification of any Material Agreement (including, but not limited to, any amendments to provisions relating to pricing and term) that would be reasonably expected to adversely affect the Lenders in any material respect or (ii) take or omit to take any action that results in the termination of, or permits any other Person to terminate, any Material Agreement, Material Intellectual Property or Material WaveForm IP that would be reasonably expected to have a Material Adverse Effect, without, in each case, the prior written consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed.

(c)                      Each Obligor will not enter into any amendment to or modification of the Bray Leases, which is less favorable to the Obligors, without the prior written consent of the Administrative Agent.

(d)                      Each Obligor will not enter into any amendment to or modification of the Investor Convertible Note that is in violation of the Investor Subordination Agreement without the prior written consent of the Administrative Agent.

(e)                      Each Obligor will not enter into any material waiver, amendment or modification of the Effective Date Acquisition Agreement or the Waveform Slovenia Side Agreement (including, but not limited to, any amendments to provisions relating to pricing, term and any contingent payments) that would be reasonably expected to adversely affect the Lenders in any material respect, without, in each case, the prior written consent of the Administrative Agent.

Section 9.13.   [Reserved].

Section 9.14.  Sales and Leasebacks.  Except as permitted by Section 9.01(h), each Obligor will not, and will not permit any of its Subsidiaries to, become liable, directly or indirectly, with respect to any lease, whether an operating lease or a Capital Lease Obligation, of any Property (whether real, personal, or mixed), whether now owned or hereafter acquired, (i) which any Obligor or such Subsidiary has sold or transferred or is to sell or transfer to any other Person and (ii) which any Obligor or such Subsidiary intends to use for substantially the same purposes as Property which has been or is to be sold or transferred.

Section 9.15.  Hazardous Material.  Each Obligor will not, use, generate, manufacture, install, treat, release, store or dispose of any Hazardous Material, except in compliance with all applicable Environmental Laws or where the failure to comply would not reasonably be expected to result in a Material Adverse Change.

Section 9.16.  Accounting Changes.  Except as required or permitted by IFRS, each Obligor will not make any significant change in accounting treatment without the consent of the Lenders, such consent not be unreasonably withheld or delayed.

Section 9.17.  Compliance with ERISA.  No ERISA Affiliate of any Obligor shall cause (a) any event that would result in the imposition of a Lien with respect to any Title IV Plan or Multiemployer Plan or (b) any other ERISA Event that would, in the aggregate, have a Material Adverse Effect.  No Obligor shall cause or suffer to exist any event that could result in the imposition of a Lien with respect to any Benefit Plan that would have a Material Adverse Effect.

Section 9.18.  Deposit Accounts.   Each Obligor will not establish or maintain any bank account (other than an Excluded Account) that is not a Controlled Account and will not deposit proceeds in a bank account that is not a Controlled Account (other than an Excluded Account).

Section 9.19.  Outbound Licenses.  Each Obligor will not enter into or become bound by any outbound license or agreement for use of such Obligor’s Intellectual Property unless such outbound license or agreement is a Permitted License.

Section 9.20.  Inbound Licenses.  Each Obligor will not enter into or become bound by any inbound license or agreement (other than Permitted Licenses) for aggregate consideration paid for all such inbound licenses entered into pursuant to this Section 9.20 in excess of $2,500,000 per fiscal year unless (a) no Default has occurred and is continuing and (b) if the license or agreement is with an Obligor, such Obligor has taken such commercially reasonable actions as the Administrative Agent may reasonably request to obtain the consent of, or waiver by, any Person whose consent or waiver is necessary for the Administrative Agent to be granted a valid and perfected security interest in such license or agreement and to allow the Administrative Agent to fully exercise its rights under any of the Loan Documents in the event of a disposition or liquidation of the rights, assets or property that is the subject of such license or agreement.  The Administrative Borrower shall provide written notice to the Administrative Agent of the material terms of such license or agreement with a description of its anticipated and projected impact on such Person’s business or financial condition.

Section 9.21.  Non-Commingling.  Each Obligor will not commingle its funds or assets with those of any other entity, other than the Obligors, which is an Affiliate of such entity.

Section 9.22.  Canadian Defined Benefit Pension Plans.  Each Obligor will not contribute to, administrate, maintain, terminate, or underfund a Canadian Defined Benefit Pension Plan.

Article 10

Events of Default

Section 10.01.  Events of Default.  Each of the following events shall constitute an “Event of Default”:

(a)                      the Borrowers shall fail to pay any principal on the Term Loans when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for mandatory prepayment thereof or otherwise; or

(b)                      any Obligor shall fail to pay any Obligation (other than an amount referred to in Section 10.01(a)) when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days; or

(c)                      any representation or warranty made by or on behalf of an Obligor or any of its Subsidiaries (as applicable) in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall: (i) prove to have been incorrect when made or deemed made to the extent that such representation or warranty contains any materiality or Material Adverse Effect qualifier; or (ii) prove to have been incorrect in any material respect when made or deemed made to the extent that such representation or warranty does not otherwise contain any materiality or Material Adverse Effect qualifier; or

(d)                      any Obligor shall fail to observe or perform any covenant, condition or agreement contained in Sections 8.01(a)-(d), 8.02(a) and (b), 8.03(a) (with respect to such Obligor’s existence), 8.10, 8.11, 8.13, 8.15, 8.16, 8.17, 8.18, 8.19, or Article 9; or

(e)                      any Obligor shall fail to observe or perform any covenant, condition or agreement contained in Section 8.01 (other than in clauses (a)-(d)) and 8.02 (other than in clauses (a) and (b)), and, in the case of any failure that is capable of cure, such failure shall continue unremedied for a period of ten (10) or more days; or

(f)                       any Obligor shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 10.01(a), (b), (d) or (e)) or any other Loan Document, and, in the case of any failure that is capable of cure, such failure shall continue unremedied for a period of thirty (30) or more days; or

(g)                      any Obligor shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness (other than with respect to Item 4 in Schedule 7.13A, so long as such non-payment is subject to a bona fide dispute contested in good faith by appropriate proceedings and for which such Obligor has set aside on its books adequate reserves with respect thereto substantially in accordance with IFRS), when and as the same shall become due and payable after giving effect to any applicable grace or cure period as originally provided by the terms of such Indebtedness; or

(h)                      (i) any material breach of, or “event of default” or similar event under, the Contract governing any Material Indebtedness shall occur and such breach or “event of default” or similar event shall continue unremedied, uncured or unwaived after a period of five (5) Business Days after the expiration of any cure period thereunder, or (ii) any event or condition occurs (A) that results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this Section 10.01(h) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the Property securing such Material Indebtedness; or

(i)                       any Obligor:

(i)                         generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its Indebtedness, or proposes a compromise or arrangement or deed of company arrangement between it and any class of its creditors; or

(ii)                      shall (A) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any United States federal, state, provincial, territorial, Canadian federal, or other foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (B) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in Section 10.01(j), (C) apply for or consent to the appointment of a receiver, receiver and manager, interim receiver, manager, liquidator, trustee, custodian, sequestrator, conservator or similar official for an Obligor or for a substantial part of its assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors or (F) take any action for the purpose of effecting any of the foregoing; or

(j)                       an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of an Obligor or its debts, or of a substantial part of its assets, under any United States federal, state, provincial, territorial, Canadian federal, or other foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, receiver and manager, interim receiver, manager, liquidator, trustee, custodian, sequestrator, conservator or similar official for an Obligor or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

(k)                      one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 (excluding any amounts covered by insurance as to which the applicable carrier has accepted coverage) shall be rendered against any Obligor or any combination thereof and the same shall remain undischarged for a period of forty-five (45) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Obligor to enforce any such judgment; or

(l)                       (i) an ERISA Event shall have occurred that, in the reasonable opinion of the Lenders, when taken together with all other ERISA Events that have occurred, would reasonably be expected to have a Material Adverse Effect or (ii) the institution of any steps by any Obligor or any applicable regulatory authority to terminate a Canadian Pension Plan if such termination would reasonably be expected to have a Material Adverse Effect; or

(m)                    a Change of Control shall have occurred; or

(n)                      [Reserved]; or

(o)                      a Material Adverse Change shall have occurred; or

(p)                      (i) any Lien created by any of the Security Documents shall at any time not constitute a valid and perfected Lien in favor of the Administrative Agent on Collateral with an aggregate value in excess of $1,000,000, free and clear of all other Liens (other than Permitted Liens) except due to the action or inaction of the Administrative Agent or any Lender(s), (ii) except for expiration in accordance with its terms and except due to the action or inaction of the Administrative Agent or any Lender(s), the Security Documents or any Guarantee of any of the Obligations shall for whatever reason cease to be in full force and effect, or (iii) any of the Security Documents or any Guarantee of any of the Obligations, or the enforceability thereof, shall be repudiated or contested by any Obligor; or

(q)                      any injunction, whether temporary or permanent, shall be rendered against any Obligor that prevents the Obligors from selling or manufacturing any Product that has a Material Adverse Effect; or

(r)                       (i) the FDA or any other Governmental Authority (A) issues a letter or other communication asserting that any Product lacks a required Product Authorization (other than the revocation of any emergency use authorization), including in respect of CE marks or 510(k)s or (B) initiates enforcement action against, or issues a warning letter with respect to, any Obligor, or any of their Products or the manufacturing facilities therefor, that causes any Obligor thereof to discontinue marketing or withdraw any of its Products, or causes a delay in the manufacture of any of its Products, which discontinuance, withdrawal or delay would reasonably be expected to last for more than ninety (90) days, (ii) any Permit relating to any Product (including all Product Authorizations), or any of the Obligors’ material rights or interests thereunder, is terminated, adversely amended or otherwise determined to be ineffective in any manner materially adverse to any of the Obligors, in each case, for more than ninety (90) days,  (iii) there is a recall of any Product in any territory in the case of (i) or (ii) that would reasonably be expected to result in a loss of revenue equal to at least $3,000,000 over the twelve (12) month period following such event or (iv) any Obligor thereof enters into a settlement agreement with the FDA or any other Governmental Authority that results in aggregate liability as to any single or related series of transactions, incidents or conditions, in excess of $3,000,000 and such settlement remains unpaid past the payment date therefor.

Section 10.02. Remedies.

(a)                      Upon the occurrence of any Event of Default, then, and in every such event (other than an Event of Default described in Section 10.01(i) or (j)), and at any time thereafter during the continuance of such event, the Majority Lenders may, by notice to the Administrative Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Term Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Term Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations, shall become due and payable immediately (in the case of the Term Loans, at the Redemption Price therefor), without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Obligor.

(b)                      Upon the occurrence of any Event of Default described in Section 10.01(i) or (j), the Commitments shall automatically terminate and the principal amount of the Term Loans then outstanding, together with accrued interest thereon and all fees and other Obligations, shall automatically become due and payable immediately (in the case of the Term Loans, at the Redemption Price therefor), without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Obligor.

(c)                      If any Lender collects any money or property pursuant to this Article 10, they shall pay out the money or property in the order set forth in Section 4.01(b).

Section 10.03.  Prepayment Premium and Redemption Price.  For the avoidance of doubt, the Prepayment Premium (as a component of the Redemption Price) shall be due and payable at any time the Term Loans become due and payable prior to the Stated Maturity Date for any reason, whether due to acceleration pursuant to the terms of this Agreement (in which case it shall be due immediately, upon the giving of notice to the Administrative Borrower in accordance with Section 10.02(a), or automatically, in accordance with Section 10.02(b)), by operation of law or otherwise (including, without limitation, on account of any bankruptcy filing).  In view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such acceleration, and by mutual agreement of the parties as to a reasonable estimation and calculation of the lost profits or damages of the Lenders, and any Prepayment Premium shall be due and payable upon such date.  Each Obligor hereby waives any defense to payment, whether such defense may be based in public policy, ambiguity, or otherwise.  The Obligors and the Lenders acknowledge and agree that any Prepayment Premium due and payable in accordance with this Agreement shall not constitute unmatured interest, whether under Section 502(b)(2) of the Bankruptcy Code or otherwise.  Each Obligor further acknowledges and agrees, and waives any argument to the contrary, that payment of such amount does not constitute a penalty or an otherwise unenforceable or invalid obligation.

Article 11

Guarantee

Section 11.01.  The Guarantee.  The Guarantors hereby jointly and severally guarantee to the Administrative Agent and each Lender, and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the principal of and interest on the Term Loans, all fees and other amounts and Obligations from time to time owing to the Administrative Agent and any Lender by the Borrowers under this Agreement or under any other Loan Document and by any other Obligor under any of the Loan Documents, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”).  The Guarantors hereby further jointly and severally agree that if the Borrowers shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Section 11.02.  Obligations Unconditional.  The Obligations of the Guarantors under Section 11.01 are irrevocable, continuing, absolute and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the obligations of the Borrowers under this Agreement or any other agreement or instrument referred to herein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, to the fullest extent permitted by applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor, it being the intent of this Section 11.02 that the Obligations of the Guarantors hereunder shall be absolute and unconditional, joint and several, under any and all circumstances.  Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder, which shall remain absolute and unconditional as described above:

(a)                      at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(b)                      any of the acts mentioned in any of the provisions of this Agreement or any other agreement or instrument referred to herein shall be done or omitted;

(c)                      the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be modified, supplemented or amended in any respect (including, without limitation, any modification, supplement, or amendment that results in any increase in the Guaranteed Obligations, any change in the interest or fees payable, any renewal, extension, amendment, rescission, waiver, release, discharge, indulgence, compromise, arrangement, or any other variation in connection with the Guaranteed Obligations, any Loan Document, or any other agreement), or any right under this Agreement or any other agreement or instrument referred to herein shall be waived or any other Guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(d)                      any Lien or security interest granted to, or in favor of, any Lender as security for any of the Guaranteed Obligations shall fail to be perfected or otherwise be taken, exchanged, substituted, varied, released, impaired, or subordinated;

(e)                      any Guarantee of the Guaranteed Obligations shall be taken, released, impaired, amended, waived or otherwise modified;

(f)                       any of the Guaranteed Obligations, any Loan Document, or any related agreement, security, or instrument shall be illegal, invalid or unenforceable for any reason whatsoever;

(g)                      any Collateral or other assets shall be sold or disposed, and/or the proceeds of such sale or disposition applied, to satisfy all or part of the Guaranteed Obligations;

(h)                      any of the security or Collateral held for the Guaranteed Obligations shall lose or diminish in value, whether such loss or diminution arises from any act or omission of the Administrative Agent or any Lender;

(i)                       there shall be any Default, failure, or delay, willful or otherwise, in the payment and/or performance of the Guaranteed Obligations;

(j)                       there shall be any change, restructuring or termination of the corporate structure, ownership or existence of any Obligor or any of its Subsidiaries or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligor or its assets or any resulting restructuring, compromise, release or discharge of any Guaranteed Obligations;

(k)                      there shall be any failure of any of the Administrative Agent or any Lender to disclose to any Obligor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Obligor, or any other information now or hereafter known to the Administrative Agent or such Lender;

(l)                       any person shall fail to execute or deliver this Agreement (including the Guarantee in this Article 11) or any other Guarantee or agreement or the release or reduction of liability of any Obligor or surety with respect to the Guaranteed Obligations;

(m)                    any of the Administrative Agent or any Lender shall fail to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of any Loan Document or otherwise;

(n)                      any Obligor shall assert any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, such against any of the Administrative Agent or any Lender; or

(o)                      any other circumstance (including, without limitation, any statute of limitations) or manner of administering the Guaranteed Obligations shall exist or occur, or any of the Administrative Agent or any Lender shall rely on any representation, in each case, that might vary the risk of any Obligor or otherwise operate as a defense available to, or a legal or equitable discharge of, any Obligor or surety.

The Guarantors hereby expressly waive diligence, presentment, demand of payment, demand for performance, protest, dishonor, promptness, presentment, default, acceleration, and all notices whatsoever (including, without limitation, notice of non-performance and notice of acceptance), and any requirement that the Administrative Agent or any Lender exhaust any right, power or remedy or proceed against the Borrowers under this Agreement or any other agreement or instrument referred to herein, or against any other Person under any other Guarantee of, or security for, any of the Guaranteed Obligations. Without limiting the generality of the foregoing, the Administrative Agent and the Lenders may resort to the Guarantors for payment and performance of the Guaranteed Obligations whether or not the Administrative Agent and the Lenders shall have resorted to any Collateral therefor or shall have proceeded against any Borrower or any other Obligors or guarantors with respect to the Guaranteed Obligations. The Administrative Agent and the Lenders may, at their option, proceed against the Guarantors and the Borrowers, jointly and severally, or against one or more Guarantors only without having obtained a judgment against any Borrower.

Section 11.03.  Reinstatement.  The obligations of the Guarantors under this Article 11 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrowers in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Guarantors jointly and severally agree that they will indemnify the Administrative Agent and each Lender on demand for all reasonable costs and expenses (including reasonable fees of counsel) incurred by such Persons in connection with such rescission or restoration, including any such reasonable costs and expenses incurred in defending against any Claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar Law.

Section 11.04.  Subrogation.  The Guarantors hereby jointly and severally agree that, until the payment and satisfaction in full of all Guaranteed Obligations (other than the Warrant Obligations and inchoate indemnity obligations) and the expiration and termination of the Commitments, they shall not exercise any right or remedy arising by reason of any performance by them of their Guarantee in Section 11.01, whether by subrogation or otherwise, against the Borrowers or any other guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations.

Section 11.05.  Remedies.  The Guarantors jointly and severally agree that, as between the Guarantors, on one hand, and the Lenders, on the other hand, the obligations of the Borrowers under this Agreement and under the other Loan Documents may be declared to be forthwith due and payable as provided in Article 10 (and shall be deemed to have become automatically due and payable in the circumstances provided in Article 10) for purposes of Section 11.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrowers and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrowers) shall forthwith become due and payable by the Guarantors for purposes of Section 11.01.

Section 11.06.  Instrument for the Payment of Money.  Each Guarantor hereby acknowledges that the Guarantee in this Article 11 constitutes an instrument for the payment of money, and consents and agrees that each Lender, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to proceed by motion for summary judgment in lieu of complaint pursuant to N.Y. Civ. Prac. L&R § 3213.

Section 11.07.  Continuing Guarantee.  The Guarantee in this Article 11 is a continuing guarantee, and shall apply to all Guaranteed Obligations whenever arising. Without limiting the generality of the foregoing, the Guarantors hereby unconditionally and irrevocably waive any right to revoke this Guarantee in this Article 11 and acknowledge that the Guarantee in this Article 11 is continuing in nature, shall guarantee any ultimate balance owing to any of the Administrative Agent or any Lender, and applies to all presently existing and future Guaranteed Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Guaranteed Obligations. The Guarantee in this Article 11 shall continue to apply to all Guaranteed Obligations owing to the Administrative Agent and the Lenders by any entity resulting from any Obligor merging, amalgamating, or otherwise entering into any other business combination transaction with one or more other entities.

Section 11.08.  Rights of Contribution.  The Guarantors hereby agree, as between themselves, that if any Guarantor shall become an Excess Funding Guarantor (as defined below) by reason of the payment by such Guarantor of any Guaranteed Obligations, each other Guarantor shall, on demand of such Excess Funding Guarantor (but subject to the next sentence), pay to such Excess Funding Guarantor an amount equal to such Guarantor’s Pro Rata Share (as defined below and determined, for this purpose, without reference to the properties, debts and liabilities of such Excess Funding Guarantor) of the Excess Payment (as defined below) in respect of such Guaranteed Obligations.  The payment obligation of a Guarantor to any Excess Funding Guarantor under this Section 11.08 shall be subordinate and subject in right of payment to the prior payment in full of the obligations of such Guarantor under the other provisions of this Article 11 and such Excess Funding Guarantor shall not exercise any right or remedy with respect to such excess until payment and satisfaction in full of all of such obligations.

For purposes of this Section 11.08, (a) “Excess Funding Guarantor” means, in respect of any Guaranteed Obligations, a Guarantor that has paid an amount in excess of its Pro Rata Share of such Guaranteed Obligations, (b) “Excess Payment” means, in respect of any Guaranteed Obligations, the amount paid by an Excess Funding Guarantor in excess of its Pro Rata Share of such Guaranteed Obligations and (c) “Pro Rata Share” means, as of the date of determination, for any Guarantor, the ratio (expressed as a percentage) of (i) the amount by which the aggregate present fair saleable value of all properties of such Guarantor (excluding any shares of stock of any other Guarantor) exceeds the amount of all the debts and liabilities of such Guarantor (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of such Guarantor hereunder and any obligations of any other Guarantor that have been guaranteed by such Guarantor) to (ii) the amount by which the aggregate fair saleable value of all properties of all of the Guarantors exceeds the amount of all the debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities, but excluding the obligations of the Borrowers and the Guarantors hereunder and under the other Loan Documents) of all of the Guarantors, determined (A) with respect to any Guarantor that is a party hereto on the Original Closing Date, as of such date, and (B) with respect to any other Guarantor, as of the date such Guarantor becomes a Guarantor hereunder.

Section 11.09.  General Limitation on Guarantee Obligations.  In any action or proceeding involving any provincial, territorial, foreign or state corporate Law, or any state, federal, provincial, territorial, or foreign bankruptcy, insolvency, reorganization or other Law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 11.01 would otherwise, taking into account the provisions of Section 11.08, be held or determined to be void, invalid or unenforceable, or subordinated to the Claims of any other creditors, on account of the amount of its liability under Section 11.01, then, notwithstanding any other provision hereof to the contrary, the amount of such liability shall, without any further action by such Guarantor, the Administrative Agent, the Lenders or any other Person, be automatically limited and reduced to the highest amount that is valid and enforceable and not subordinated to the Claims of other creditors as determined in such action or proceeding.

Section 11.10.  Irish Limitation on Guarantee Obligations.  The obligations of each Irish Obligor under Section 11.01 shall be deemed not to be undertaken or incurred to the extent the same would:

(a)                      constitute unlawful financial assistance prohibited by section 82 of the Companies Act 2014 of Ireland; or

(b)                      constitute a breach of section 239 of the Companies Act 2014 of Ireland,

provided that (in the case of both (a) and (b) above), for the avoidance of doubt, to the extent that any such obligations under Section 11.01 have been validated by a summary approval procedure in accordance with the Companies Act 2014 of Ireland, they shall not constitute unlawful financial assistance under the said section 82 or a breach of the said section 239 (as applicable).

Article 12

Administrative Agent

Section 12.01.  Appointment.  Each of the Lenders hereby irrevocably appoints Perceptive to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.  The provisions of this Article 12 are solely for the benefit of the Administrative Agent and the Lenders, and neither the Borrowers nor any other Obligor will have rights as a third‑party beneficiary of any of such provisions.  It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law.  Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

Section 12.02.  Rights as a Lender.  The Person serving as the Administrative Agent hereunder will have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” will, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity to the extent such Person is a Lender.  The Lenders acknowledge and agree that such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the Borrowers, the other Obligors or any other Subsidiaries or Affiliates of the Obligors as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 12.03.  Exculpatory Provisions.

(a)                      The Administrative Agent will not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder are administrative in nature.  Without limiting the generality of the foregoing, the Administrative Agent:

(i)                        will not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)                      will not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Majority Lenders (or such other number or percentage of the Lenders as will be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent will not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including any action that may be in violation of the automatic stay under any Insolvency Proceeding; and

(iii)                     will not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and will not be liable for the failure to disclose, any information relating to the Obligors or any of its Subsidiaries or Affiliates, that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(b)                      The Administrative Agent will not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders (or such other number or percentage of the Lenders as will be necessary, or as the Administrative Agent believes in good faith will be necessary, under the circumstances), or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and non‑appealable judgment.  The Administrative Agent will be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrowers or a Lender.

(c)                      The Administrative Agent will not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 6 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

Section 12.04.  Reliance by Administrative Agent.  The Administrative Agent will be entitled to rely upon, and will not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person.  The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and will not incur any liability for relying thereon.  In determining compliance with any condition hereunder to the making of the Term Loans that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent has received notice to the contrary from such Lender prior to the making of the Term Loans.  The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and will not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 12.05.  Delegation of Duties.  The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub‑agents appointed by the Administrative Agent.  The Administrative Agent and any such sub‑agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates.  The exculpatory provisions of this Article 12 will apply to any such sub‑agent and to the Affiliates of the Administrative Agent and any such sub‑agent, and will apply to their respective activities in connection with the syndication of the facility as well as activities as Administrative Agent.  The Administrative Agent will not be responsible for the negligence or misconduct of any sub‑agents except to the extent that a court of competent jurisdiction determines in a final and non‑appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub‑agents.

Section 12.06.  Resignation of Agent.

(a)                      The Administrative Agent may at any time give notice of its resignation to the Lenders and the Administrative Borrower, which notice shall set forth the effective date of such resignation (the “Resignation Effective Date”), such date not to be earlier than the thirtieth (30th) day following the date of such notice.  The Majority Lenders and the Administrative Borrower shall mutually agree upon a successor to the Administrative Agent.  If the Majority Lenders and the Administrative Borrower are unable to so mutually agree and no successor shall have been appointed within twenty‑five (25) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but will not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent it shall designate (in its reasonable discretion after consultation with the Borrowers and the Majority Lenders).  Whether or not a successor has been appointed, such resignation will become effective in accordance with such notice on the Resignation Effective Date.

(b)                      With effect from the Resignation Effective Date (i) the retiring Administrative Agent will be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent will continue to hold such Collateral until such time as a successor Administrative Agent is appointed) and (ii) except for any indemnity payments owed to the retiring Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent will instead be made by or to each Lender directly, until such time, if any, as the Majority Lenders appoint a successor Administrative Agent as provided for above.  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor will succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Administrative Agent (other than any rights to indemnity payments owed to the retiring Administrative Agent), and the retiring Administrative Agent will be discharged from all of its duties and obligations hereunder or under the other Loan Documents.  The fees payable by the Borrowers to a successor Administrative Agent will be the same as those payable to its predecessor unless otherwise agreed between the Administrative Borrower and such successor.  After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article 12 and Sections 13.03 and 13.06 will continue in effect for the benefit of such retiring Administrative Agent, its sub‑agents and their respective Affiliates in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Section 12.07.  Non‑Reliance on Administrative Agent and Other Lenders.  Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.  Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Affiliates and based on such documents and information as it will from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 12.08.  Administrative Agent May File Proofs of Claim.  In case of the pendency of any Insolvency Proceeding or any other judicial proceeding relative to the Borrowers, the Administrative Agent (irrespective of whether the principal of the Term Loans will then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent has made any demand on the Borrowers) will be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a)                      to file and prove a Claim for the whole amount of the principal and interest owing and unpaid in respect of the Term Loans and all other Obligations that are owing and unpaid hereunder or under any other Loan Document and to file such other documents as may be necessary or advisable in order to have the Claims of the Lenders and the Administrative Agent (including any Claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under this Agreement or any other Loan Document) allowed in such judicial proceeding; and

(b)                      to collect and receive any monies or other property payable or deliverable on any such Claims and to distribute the same.

Any custodian, receiver, receiver and manager, interim receiver, manager, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make any payments of the type described above in this Section 12.08 to the Administrative Agent and, in the event that the Administrative Agent consents to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under this Agreement or any other Loan Document.

Section 12.09.  Collateral and Guaranty Matters; Appointment of Collateral Agent.

(a)                      Without limiting the provisions of Section 12.08, the Lenders irrevocably agree as follows:

(i)                        the Administrative Agent is authorized, at its option and in its discretion, to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (A) on the date when all Obligations have been satisfied in full in cash (other than Warrant Obligations and contingent obligations as to which no Claims have been asserted), (B) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Loan Documents, or (C) subject to Sections 13.01 and 13.04, if approved, authorized or ratified in writing by the Majority Lenders; and

(ii)                      the Administrative Agent is authorized, at its option and discretion, to release any Guarantor, from its obligations hereunder if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, each Lender will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of Collateral, or to release any Guarantor from its obligations under its guaranty pursuant to this Section 12.09.

(b)                      The Administrative Agent will not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Obligor in connection therewith, nor will the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

(c)                      Each Lender hereby appoints the Administrative Agent as its collateral agent under each of the Security Documents and agrees that, in so acting, the Administrative Agent will have all of the rights, protections, exculpations, indemnities and other benefits provided to the Administrative Agent under this Agreement, and hereby authorizes and directs the Administrative Agent, on behalf of such Lender and all Lenders, without the necessity of any notice to or further consent from any of the Lenders, from time to time to (i) take any action with respect to any Collateral or any Security Document which may be necessary to perfect and maintain perfected the Liens on the Collateral granted pursuant to any such Security Document or protect and preserve the Administrative Agent’s ability to enforce the Liens or realize upon the Collateral, (ii) act as collateral agent for each Lender for purposes of acquiring, holding, enforcing and perfecting all Liens created by the Loan Documents and all other purposes stated therein, (iii) enter into intercreditor or subordination agreements, as the case may be, in connection with Indebtedness permitted pursuant to Sections 9.01(e), (iv) enter into non‑disturbance or similar agreements in connection with licensing agreements and arrangements permitted by this Agreement and the other Loan Documents and (v) otherwise to take or refrain from taking any and all action that the Administrative Agent shall deem necessary or advisable in fulfilling its role as collateral agent under any of the Security Documents.

Article 13

Miscellaneous

 Section 13.01. No Waiver.  No failure on the part of the Administrative Agent or the Lenders to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under any Loan Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The remedies provided herein are cumulative and not exclusive of any remedies provided by Law.

 Section 13.02. Notices.  All notices, requests, instructions, directions and other communications provided for herein (including any modifications of, or waivers, requests or consents under, the Loan Documents) shall be given or made in writing (including by telecopy or electronic mail) delivered, if to the Administrative Borrower, another Obligor, the Administrative Agent or the Lenders, to its address specified on Schedule 2 hereto or its Guarantee Assumption Agreement, as the case may be, or at such other address as shall be designated by such party in a notice to the other parties.  Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given upon receipt of a legible copy thereof, in each case given or addressed as aforesaid.  All such communications provided for herein by telecopy or electronic mail shall be confirmed in writing promptly after the delivery of such communication (it being understood that non‑receipt of written confirmation of such communication shall not invalidate such communication).

 Section 13.03. Expenses, Indemnification, Etc.

(a)                      Expenses.  Each Obligor agrees to pay or reimburse (i) the Administrative Agent and the Lenders for all of their reasonable and documented out of pocket costs and expenses (including the reasonable and documented fees and expenses of Chapman and Cutler LLP, counsel to the Administrative Agent) in connection with (A) the negotiation, preparation, execution and delivery of the Original Credit Agreement, the Second A&R Credit Agreement, the Third A&R Credit Agreement, the Fourth A&R Credit Agreement, the Fifth A&R Credit Agreement, this Agreement and the other Loan Documents and (B) the discussions regarding, and the negotiation or preparation of, any amendment, modification, supplement or waiver of any of the terms of this Agreement or any of the other Loan Documents (whether or not documented or consummated, including the reasonable fees and expenses of legal counsel) and (ii) the Administrative Agent and the Lenders for all of their reasonable and documented out of pocket costs and expenses (including the reasonable fees and expenses of legal counsel) in connection with any enforcement or collection proceedings resulting from the occurrence of an Event of Default.

(b)                      Indemnification.  Each Obligor hereby indemnifies the Administrative Agent, the Lenders, their respective Affiliates, and their respective directors, officers, employees, attorneys, agents and advisors (each, an “Indemnified Party”) from and against, and agrees to hold them harmless against, any and all Claims and Losses of any kind (including reasonable fees and disbursements of counsel), joint or several, that is incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to this Agreement or any of the other Loan Documents or the Transactions or any use made or proposed to be made with the proceeds of the Term Loans, whether or not such investigation, litigation or proceeding is brought by an Obligor, any of its shareholders or creditors, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto, and whether or not any of the conditions precedent set forth in Article 6 are satisfied or the other Transactions contemplated by this Agreement are consummated, except to the extent such Claim or Loss is found in a final, non‑appealable judgment by a court of competent jurisdiction to have resulted from any Indemnified Party’s gross negligence or willful misconduct.  No Obligor shall assert any Claim against any Indemnified Party, on any theory of liability, for consequential, indirect, special or punitive damages arising out of or otherwise relating to this Agreement or any of the other Loan Documents or any of the Transactions or the actual or proposed use of the proceeds of the Term Loans.  This Section shall not apply to Taxes other than Taxes relating to a non‑Tax Claim or Loss governed by this Section 13.03(b).

 Section 13.04. Amendments, Etc.  Except as otherwise expressly provided in this Agreement, any provision of this Agreement or any other Loan Document (except for the Warrant Certificates, which may be amended, modified, waived or supplemented in accordance with the terms thereof) may be amended, modified, waived or supplemented only by an instrument in writing signed by the Borrowers, the Administrative Agent and the Majority Lenders; provided that:

(a)                      no amendment, waiver or consent shall, unless in writing and signed by all of the Lenders, do any of the following at any time:

(i)                       change the number of Lenders or the percentage of (A) the Commitments or (B) the aggregate unpaid principal amount of the Term Loans that, in each case, shall be required for the Lenders or any of them to take any action hereunder (including pursuant to any change to the definition of “Majority Lenders”);

(ii)                     release one or more Guarantors (or otherwise limit such Guarantors’ liability with respect to the Obligations owing to the Lenders under the Guarantees) if such release or limitation is in respect of all or substantially all of the value represented by the Guarantees to the Lenders;

(iii)                   release, or subordinate the Lenders’ Liens in, all or substantially all of the Collateral in any transaction or series of related transactions (other than in connection with any sale of Collateral permitted herein); or

(iv)                   amend any provision of this Section 13.04;

(b)                      no amendment, waiver or consent shall, unless in writing and signed by each Lender specified below for such amendment, waiver or consent:

(i)                        increase the Commitments of a Lender without the consent of such Lender;

(ii)                      reduce the principal of, or stated rate of interest on, or any Prepayment Premium payable on, the Term Loans owed to a Lender or any fees or other amounts stated to be payable hereunder or under the other Loan Documents to such Lender without the consent of such Lender;

(iii)                     postpone any date scheduled for any payment of principal of, or interest on, the Term Loans, any date scheduled for payment or for any date fixed for any payment of fees hereunder (excluding the due date of any mandatory prepayment of the Term Loans), in each case payable to a Lender without the consent of such Lender;

(iv)                     change the order of application of prepayment of the Term Loans from the application thereof set forth in the applicable provisions of Section 4.01(b) in any manner that adversely affects the Lenders without the consent of holders of a majority of the Commitments or Term Loans outstanding or otherwise change any provision requiring the pro rata distributions hereunder among the Lenders without all Lenders’ consent; or

(v)                       modify Section 2.02 without the consent of each Lender directly and adversely affected thereby.

 Section 13.05. Successors and Assigns.

(a)                      General.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by such Obligor without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (e) of this Section) and, to the extent expressly contemplated hereby, the Indemnified Parties of the Lenders) any legal or equitable right, remedy or Claim under or by reason of this Agreement.

(b)                      Amendments to Loan Documents; Majority Lender Vote.  Each of the Lenders and the Obligors agrees to enter into such amendments to the Loan Documents, and such additional Security Documents and other instruments and agreements, in each case in form and substance reasonably acceptable to the Lenders and the Obligors, as shall reasonably be necessary to implement and give effect to any assignment made by any Lender (or any direct or indirect assignee thereof) from time to time under this Section 13.05.

(c)                      Assignments by Lenders.

(i)                        Subject to the conditions set forth in paragraph (c)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Assignee) all or a portion of its rights and obligations under the Loan Documents (including all or a portion of its Commitment and the Term Loans at the time owing to it) (A) with the prior written consent (such consent not to be unreasonably withheld) of the Administrative Agent and (B) so long as no Default shall have occurred and is continuing, upon notice to the Administrative Borrower; provided that no consent of the Administrative Agent nor notice to the Administrative Borrower shall be required for an assignment of any Commitment or of all or any portion of the Term Loans to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii)                      Assignments shall be subject to the following additional conditions:

(A)                  except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Term Loan, the amount of the Commitment or Term Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than $500,000, unless the Administrative Agent otherwise consents;

(B)                   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement and the other Loan Documents; and

(C)                   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement in form and substance reasonably satisfactory to Administrative Agent.

(iii)                     Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment Agreement, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under the Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under the Loan Documents (and, in the case of an Assignment Agreement covering all of the assigning Lender’s rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto).  Any assignment or transfer by a Lender of rights or obligations under the Loan Documents that does not comply with this Section 13.05 shall be treated for purposes of the Loan Documents as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

(d)                      Register.  The Administrative Agent, acting for this purpose as a non‑fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.  No assignment shall be effective for purposes of this Agreement unless (i) it has been recorded in the Register as provided in this paragraph and (ii) any written consent to such assignment required by paragraph (b) of this Section has been obtained.

(e)                      Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrowers, sell participations to any Person (a “Participant”), other than a natural person, in all or a portion of such Lender’s rights and obligations under the Loan Documents (including all or a portion of its Commitment and the Term Loans owing to it); provided that (i) such Lender’s obligations under the Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers shall continue to deal solely and directly with such Lender in connection therewith.

(f)                       Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that would (i) increase or extend the term of such Lender’s Commitment, (ii) extend the date fixed for the payment of principal of or interest on the Term Loans or any portion of any fee hereunder payable to the Participant, (iii) reduce the amount of any such payment of principal, or (iv) reduce the rate at which interest is payable thereon to a level below the rate at which the Participant is entitled to receive such interest. The Borrowers agree that each Participant shall be entitled to the benefits of Section 5.03 (subject to the requirements and limitations therein, including the requirements under Section 5.03(f) (it being understood that the documentation required under Section 5.03(f) shall be delivered to the Borrowers and the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.05(a), provided that such Participant (A) agrees to be subject to the provisions of Section 5.03(h) as if it were an assignee under Section 13.05(a); and (B) shall not be entitled to receive any greater payment under Section 5.03, with respect to any participation, than its participating Lender would have been entitled to receive, unless the sale of the participation to such Participant is made with the Administrative Borrower’s prior written consent.  To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 4.04(a) as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non‑fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Term Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103‑1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(g)                      Certain Pledges.  Subject to Section 13.05(c), the Lenders may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and any other Loan Document to secure obligations of the Lenders, including any pledge or assignment to secure obligations to a Federal Reserve Bank or another central bank; provided that no such pledge or assignment shall release the Lenders from any of their obligations hereunder or substitute any such pledgee or assignee for the Lenders as a party hereto.

 Section 13.06. Survival.  The obligations of the Borrowers under Sections 5.01, 5.02, 5.03, 13.03, 13.05, 13.09, 13.10, 13.11, 13.12, 13.13, 13.14, 13.15 and Article 11 (solely to the extent guaranteeing any of the obligations under the foregoing Sections) shall survive the repayment of the Obligations and the termination of the Commitments and, in the case of any Lender’s assignment of any interest in the Commitments or the Term Loans hereunder, shall survive, in the case of any event or circumstance that occurred prior to the effective date of such assignment, the making of such assignment, notwithstanding that such Lenders may cease to be a “Lender” hereunder.  In addition, each representation and warranty made, or deemed to be made by a notice of the Term Loans, herein or pursuant hereto shall survive the making of such representation and warranty.

 Section 13.07. Captions.  The table of contents and captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

 Section 13.08. Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart.  Delivery of an executed signature page of this Agreement by facsimile transmission or electronic transmission (in PDF or DocuSign format) shall be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

 Section 13.09. GOVERNING LAW.  THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN THE CANADIAN SECURITY AGREEMENT, IRISH DEBENTURE AND ANY OTHER LOAN DOCUMENTS WHICH ARE SPECIFICALLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION), THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER, AND ALL CLAIMS, DISPUTES AND MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PROVISIONS (OTHER THAN SECTION 5‑1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

 Section 13.10. JURISDICTION, SERVICE OF PROCESS AND VENUE.

(a)                      SUBMISSION TO JURISDICTION.  EACH OBLIGOR AGREES THAT ANY SUIT, ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY OR ANY JUDGMENT ENTERED BY ANY COURT IN RESPECT THEREOF SHALL BE BROUGHT IN THE SUPREME COURT OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EITHER CASE, SITTING IN NEW YORK COUNTY (EXCEPT, WITH RESPECT TO THE CANADIAN SECURITY AGREEMENT, IRISH DEBENTURE AND ANY OTHER LOAN DOCUMENT, AS OTHERWISE EXPRESSLY PROVIDED THEREIN) AND IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF EACH SUCH COURT FOR THE PURPOSE OF ANY SUCH SUIT, ACTION, PROCEEDING OR JUDGMENT

(b)                      Alternative Process. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.02.  Nothing herein shall in any way be deemed to limit the ability of any party to this Agreement to serve any process in any other manner permitted by applicable Law.

(c)                      WAIVER OF VENUE, ETC.  EACH OBLIGOR IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT PERMITTED BY SECTION 13.10(A) AND HEREBY FURTHER IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  A FINAL JUDGMENT (IN RESPECT OF WHICH TIME FOR ALL APPEALS HAS ELAPSED) IN ANY SUCH SUIT, ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY COURT TO THE JURISDICTION OF WHICH SUCH OBLIGOR IS OR MAY BE SUBJECT, BY SUIT UPON JUDGMENT.

 Section 13.11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

 Section 13.12. WAIVER OF IMMUNITY.  TO THE EXTENT THAT ANY OBLIGOR MAY BE OR BECOME ENTITLED TO CLAIM FOR ITSELF OR ITS PROPERTY OR REVENUE ANY IMMUNITY ON THE GROUND OF SOVEREIGNTY OR THE LIKE FROM SUIT, COURT JURISDICTION, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF A JUDGMENT OR EXECUTION OF A JUDGMENT, AND TO THE EXTENT THAT IN ANY SUCH JURISDICTION THERE MAY BE ATTRIBUTED SUCH AN IMMUNITY (WHETHER OR NOT CLAIMED), SUCH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO CLAIM AND HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

 Section 13.13. Entire Agreement.  This Agreement and the other Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Each Obligor acknowledges, represents and warrants that in deciding to enter into this Agreement and the other Loan Documents or in taking or not taking any action hereunder or thereunder, it has not relied, and will not rely, on any statement, representation, warranty, covenant, agreement or understanding, whether written or oral, of or with the Lenders other than those expressly set forth in this Agreement and the other Loan Documents.

 Section 13.14. Severability.  If any provision hereof is found by a court to be invalid or unenforceable, to the fullest extent permitted by applicable Law the parties agree that such invalidity or unenforceability shall not impair the validity or enforceability of any other provision hereof.

 Section 13.15. No Fiduciary Relationship.  The Administrative Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Obligors, their stockholders or equity holders and/or their Affiliates (collectively, solely for purposes of this paragraph, the “Obligors”). The Obligors acknowledge that the Lenders have no fiduciary relationship with, or fiduciary duty to, any Obligor arising out of or in connection with this Agreement or the other Loan Documents, and the relationship between each Lender and each Obligor are solely that of creditors and debtors.  This Agreement and the other Loan Documents do not create a joint venture among the parties.

 Section 13.16. USA Patriot Act.  The Administrative Agent and the Lenders hereby notify the Obligors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107‑56 (signed into law October 26, 2001)) (the “Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), they are required to obtain, verify and record information that identifies the Obligors, which information includes the name and address of each Obligor and other information that will allow the Administrative Agent and such Lender to identify each Obligor in accordance with the Act and Beneficial Ownership Regulation, including a beneficial ownership certification in form and substance acceptable to the Administrative Agent.

 Section 13.17. Treatment of Certain Information; Confidentiality.  The Lenders agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed to (a) its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, trustees, advisors and representatives (collectively, “Representatives”) (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self‑regulatory authority, such as FINRA or the National Association of Insurance Commissioners) or any exchange, (c) to the extent required by the applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those in this Section 13.17, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers or any Guarantor and its obligation, (g) with the consent of the Borrowers or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 13.17  or (ii) becomes available to the Lender, or any of its respective Representatives on a nonconfidential basis from a source other than the Borrowers or any other Obligor.  For purposes of this Section 13.17, “Information” means all information received from an Obligor relating to such Obligor or its Subsidiary or any of their respective businesses, except that the term “Information” shall not include, and the Lenders shall not be subject to any confidentiality obligation with respect to any information that (A) is or becomes available to the Lender or any of its Representatives on a nonconfidential basis prior to disclosure by an Obligor or its Subsidiary, (B) becomes available to a Lender or any of its Representatives after disclosure by an Obligor or its Subsidiary from a source that, to the knowledge of such Lender, is not subject to a confidentiality obligation to such Obligor or Subsidiary (C) is or becomes publicly available other than as a result of a breach by such Lender, or (D) is developed by a Lender or any of its Representatives.  Any Person required to maintain the confidentiality of Information as provided in this Section 13.17 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

In the case of any Lender that has elected to receive material non‑public information pursuant to Section 8.02, such Lender acknowledges that (x) the Information may include material non‑public information concerning an Obligor or its Subsidiary, as the case may be, (y) it has developed compliance procedures regarding the use of material non‑public information and (z) it will handle such material non‑public information in accordance with applicable Law, including United States federal and state securities Laws.

 Section 13.18. Releases of Guarantees and Liens.

(a)                      Notwithstanding anything to the contrary contained herein or in any other Loan Document, each Lender agrees, and the Administrative Agent is hereby irrevocably authorized by each Lender and given a limited power of attorney by each Lender to perform the actions described hereafter in this Section 13.18 (without requirement of notice to or consent of any Lender except as expressly required by Section 13.04) to take any action reasonably requested by the Borrowers having the effect of releasing any Collateral or Obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to by the Lenders or (ii) under the circumstances described in paragraph (b) below.

(b)                      At such time as the Term Loans and the other Obligations (other than the inchoate indemnity obligations and Warrant Obligations) under the Loan Documents shall have been paid in full in cash and the Commitments have been terminated, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Obligor under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

 Section 13.19. Acknowledgement and Consent to Bail‑In of Affected Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write‑Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)                      the application of any Write‑Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)                      the effects of any Bail‑In Action on any such liability, including, if applicable:

(i)                        a reduction in full or in part or cancellation of any such liability;

(ii)                      a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)                     the variation of the terms of such liability in connection with the exercise of the Write‑Down and Conversion Powers of the applicable Resolution Authority.

 Section 13.20.   Judgment Currency.

(a)                      The obligations of any Obligor under this Agreement and the other Loan Documents to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars, except to the extent that such tender or recovery results in the effective receipt by the Administrative Agent or Lender of the full amount of Dollars expressed to be payable to the Administrative Agent or such Lender under this Agreement or the other Loan Documents.  If, for the purpose of obtaining or enforcing a judgment against any Obligor in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than Dollars (such other currency, the “Judgment Currency”) an amount due in Dollars, the conversion shall be made at the rate of exchange quoted by the Administrative Agent, determined, in each case, as of the Business Day immediately preceding the day on which the judgment is given (such Business Day, the “Judgment Currency Conversion Date”).

(b)                      If there is a change in the rate of exchange prevailing between the Judgment Currency Conversion Date and the date of actual payment of the amount due, each Obligor covenants and agrees to pay, or cause to be paid, such additional amounts, if any (but in any event not a lesser amount), as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the actual date of payment, will produce the amount of Dollars that could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial award at the rate of exchange prevailing on the Judgment Currency Conversion Date.

(c)                      For purposes of determining any rate of exchange for this Section 13.20, such amounts shall include any premium and costs payable in connection with the purchase of Dollars.

 Section 13.21.   Administrative Borrower.  Each Borrower hereby designates U.S. Holdings as the administrative Borrower (in such capacity, the “Administrative Borrower”) to act as its representative and agent on its behalf, for the purposes of giving instructions with respect to the disbursement of the proceeds of the Term Loans, giving and receiving all notices and consents hereunder or under any of the other Loan Documents and taking all other actions on behalf of each Borrower under the Loan Documents.  The Administrative Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from U.S. Holdings in its capacity as Administrative Borrower as a notice or communication from each Borrower.  Each warranty, covenant, agreement and undertaking made on behalf of each Borrower by U.S. Holdings in its capacity as Administrative Borrower for the Borrowers shall be deemed for all purposes to have been made by each Borrower and shall be binding upon and enforceable against each Borrower to the same extent as it if the same had been made directly by each Borrower.  Such appointment shall remain in full force and effect unless and until the Administrative Agent shall have received written notice signed by each Borrower terminating such appointment.  Borrowers shall have the right, to appoint another Borrower as the Administrative Borrower with the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed).  It is understood that the handling of the loan account and Collateral of the Borrowers in a combined fashion, as more fully set forth herein, is done solely as an accommodation to the Borrowers in order to utilize the collective borrowing powers of the Borrowers in the most efficient and economical manner and at their request, and that neither the Administrative Agent nor the Lenders shall incur liability to the Borrowers as a result hereof.  Each Borrower expects to derive benefit, directly or indirectly, from the handling of the loan account and the Collateral in a combined fashion since the successful operation of each Borrower is dependent on the continued successful performance of the integrated group.  To induce the Administrative Agent and the Lenders to do so, and in consideration thereof, each Borrower hereby jointly and severally agrees to indemnify the Administrative Agent and hold each Indemnified Party harmless against any and all liability, expense, loss or claim of damage or injury, made against such Indemnified Party by any Borrower or by any third party whosoever, arising from or incurred by reason of (a) the handling of the loan account and Collateral of the Borrowers as herein provided, (b) the Administrative Agent and the Lenders relying on any instructions of the Administrative Borrower, or (c) any other action taken by the Administrative Agent or any Lender hereunder or under the other Loan Documents.

 Section 13.22.   Joint and Several Liability of Borrowers.

(a)                      Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Administrative Agent and the Lenders under the Loan Documents, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the Borrowers to accept joint and several liability for the Obligations.

(b)                      Each Borrower, jointly and severally, hereby irrevocably and conditionally accepts, not merely as a surety but also as a co‑debtor, joint and several liability with the other Borrower, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 13.22), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them.

(c)                      If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrower will make such payment with respect to, or perform, such Obligation until such time as all of the Obligations are paid in full.

(d)                      The Obligations of each Borrower under the provisions of this Section 13.22 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of the provisions of this Agreement (other than this Section 13.22(d)) or any other circumstances whatsoever.

(e)                      Except as otherwise expressly provided in this Agreement, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of any Term Loans, notice of the occurrence of any Default, Event of Default, or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent or the  Lenders under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement).  Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or the Lenders at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent or the Lenders in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower.  Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of the Administrative Agent or a Lender with respect to the failure by any Borrower to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which would, but for the provisions of this Section 13.22 afford grounds for terminating, discharging or relieving any Borrower, in whole or in part, from any of its Obligations under this Section 13.22, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Borrower under this Section 13.22 shall not be discharged except by performance and then only to the extent of such performance.  The Obligations of each Borrower under this Section 13.22 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Borrower or the Administrative Agent or a Lender.

(f)                       Each Borrower represents and warrants to the Administrative Agent and the Lenders that such Borrower is currently informed of the financial condition of the Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations.  Each Borrower further represents and warrants to the Administrative Agent and the Lenders that such Borrower has read and understands the terms and conditions of the Loan Documents.  Each Borrower hereby covenants that such Borrower will continue to keep informed of the other Borrower’s financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations.

(g)                      The provisions of this Section 13.22 are made for the benefit of the Administrative Agent and each Lender, and their successors and assigns, and may be enforced by it or them from time to time against any or all of the Borrowers as often as occasion therefor may arise and without requirement on the part of the Administrative Agent or each Lender, or any of their successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy.  The provisions of this Section 13.22 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied.  If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Administrative Agent or any Lender upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 13.22 will forthwith be reinstated in effect, as though such payment had not been made.

(h)                      Each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrower with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to the Administrative Agent or the Lenders with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been paid in full in cash.  Any claim which the Administrative Agent or a Lender may have against any Borrower with respect to any payments to the Administrative Agent or any Lender hereunder are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any Borrower therefor.

(i)                       Each Borrower hereby agrees that after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any Indebtedness of any other Borrower owing to such Borrower until the Obligations shall have been paid in full in cash.  If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such Indebtedness, such amounts shall be collected, enforced and received by such Borrower as trustee for the Administrative Agent, and such Borrower shall deliver any such amounts to the Administrative Agent for application to the Obligations in accordance with this Agreement.

 Section 13.23.   Amendment and Restatement.  This Agreement shall become effective on the Sixth Amendment Restatement Date and amends, restates and replaces in its entirety the Fifth A&R Credit Agreement as of the Sixth Amendment Restatement Date.  From and after the Sixth Amendment Restatement Date all references made to the “Credit Agreement” in any Loan Document or in any other instrument or document shall, without further action, be deemed to refer to this Agreement.  All Exhibits and Schedules to the Fifth A&R Credit Agreement are hereby incorporated by reference and shall be deemed to be Exhibits and Schedules to this Agreement. The Exhibits to the Fifth A&R Credit Agreement are hereby amended by adding Exhibit R at the conclusion thereof. The Schedules to the Fifth A&R Credit Agreement are hereby restated or supplemented by the Schedules attached hereto. Each of the parties hereto acknowledges and agrees that this Agreement amends, restates and replaces the Fifth A&R Credit Agreement and this Agreement does not constitute or operate as a novation or an accord and satisfaction of the Fifth A&R Credit Agreement or the indebtedness, obligations and liabilities of the Obligors evidenced or provided for thereunder.  For the avoidance of doubt, the grant of security interest in the Collateral in favor of the Administrative Agent pursuant to the Security Documents continues in full force and effect.

 Section 13.24.   Reaffirmation and Consent.

(a)                      Each of the Obligors hereby (i) reaffirms its obligations under the Fifth A&R Credit Agreement, as amended and restated hereby, and each and every other Loan Document to which it is a party (whether those Loan Documents are, or are not, being amended and/or restated in connection herewith), (ii) reaffirms all Liens on the Collateral and all guaranties which have been granted by it in favor of the Administrative Agent pursuant to any of the Loan Documents and (iii) confirms and agrees that each of the Security Documents continues to secure the payment and performance of the Obligations.

(b)                      The parties hereto hereby irrevocably confirm that the security constituted by the Loan Documents or pursuant thereto prior to the date hereof shall not be impaired, affected or discharged (whether in whole or in part) by or as a result of this Agreement.

(c)                      The parties hereto acknowledge and agree that all loans, advances and other “Obligations” of any kind outstanding under the Fifth A&R Credit Agreement immediately prior to the effectiveness of this Agreement shall constitute “Term Loans” and “Obligations” made hereunder.

(d)                      The parties hereto confirm that this Agreement shall not constitute or effect a novation of the obligations of each Obligor under the Fifth A&R Credit Agreement and other Loan Documents and in any event, the Administrative Agent and all other parties to this Agreement expressly reserve all guarantees and all other security interests or other security granted in favor of the Agent pursuant to the Fifth A&R Credit Agreement and other Loan Documents (whether those Loan Documents are, or are not, being amended and/or restated in connection herewith), which guarantees and all other security interests or other security (whether being amended and/or restated in connection herewith), shall continue to remain in full force and effect.

(e)                      In addition, unless specifically amended, or amended and restated, hereby or contemporaneously herewith, each of the “Loan Documents” (as defined in the Existing Credit  Agreement) shall continue in full force and effect and that, from and after the Sixth Amendment Restatement Date, (i) all references to loans to, or notes issued by, the Borrowers therein shall be deemed to refer to the loans to, or notes issued by, the Borrowers hereunder, and (ii) all references to the “Loan Documents” contained therein shall be deemed to refer to the Loan Documents as defined in this Agreement.

[Remainder of the Page Intentionally Left Blank; Signature Pages Follow]

In Witness Whereof, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

Borrowers:

Trinity Biotech, Inc.
Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA))
Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution)
Primus Corporation
MarDx Diagnostics, Inc.
IMMCO Diagnostics, Inc.
TRIB Biosensors Inc.

By:	/s/ John Gillard
Name: John Gillard
Title: Treasurer

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Guarantors:

Trinity Biotech plc

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Research Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Financial Services Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech Manufacturing Services Limited
By:	/s/ John Gillard
Name: John Gillard
Title: Director

Trinity Biotech (Joint Venture) Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Phoenix Bio-tech Corp.

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: Director

Immco Diagnostics (Canada) Inc

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Nova Century Scientific Inc.

By:	/s/ Ronan O’Caoimh
Name: Ronan O’Caoimh
Title: CEO

Konamite Limited

By:	/s/ John Gillard
Name: John Gillard
Title: Director

Metabolomic Diagnostics Limited
By:	/s/ Gary Keating
Name: Gary Keating
Title: Director

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Perceptive Credit Holdings III, LP
as Administrative Agent and Lender

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

By:	/s/ Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

[Signature Page to Sixth Amended and Restated Credit Agreement and Guaranty]

Schedule 1
to
Sixth Amended and Restated Credit Agreement and Guaranty

Term Loan Commitments

Lender	Sixth Amendment Term Loan Commitment	Tranche C Term Loan Commitment	Tranche D Term Loan Commitment	Tranche E Term Loan Commitment	Tranche F Term Loan Commitment
Perceptive Credit Holdings III, LP	$2,000,000	$2,000,000	$5,000,000	$2,500,000	$2,500,000

Warrant Shares

Lender	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Existing Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Effective Date Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Third Amendment Warrant Certificate	Number of Warrant American Depositary Shares (represented by American Depositary Receipts) granted under the Sixth Amendment Warrant Certificate
Perceptive Credit Holdings III, LP	500,000*	500,000*	1,000,000	750,000

* Reflects the revised ADS Ratio effective as of February 23, 2024, such that the Existing Warrant Certificate for 2,500,000 ADSs is now a warrant for 500,000 ADSs.

* Reflects the revised ADS Ratio effective as of February 23, 2024, such that the Effective Date Warrant Certificate for 2,500,000 ADSs is now a warrant for 500,000 ADSs.

ANNEX C

Exhibit V

See attached.

Exhibit V

To Credit Agreement

Form of Tranche F Term Loan Borrowing Notice

Date: August ___, 2026

To: Perceptive Credit Holdings III, LP, as Administrative Agent

 c/o Perceptive Advisors LLC

 51 Astor Place, 10th Floor

 New York, NY 10003

 Attn: Sandeep Dixit
 Email: Sandeep@perceptivelife.com

 Email: PCOFReporting@perceptivelife.com

Re:  Proposed Borrowing of the Tranche F Term Loan under Credit Agreement

Ladies and Gentlemen:

The undersigned, Trinity Biotech, Inc., a Delaware corporation (“Administrative Borrower”), refers to the Sixth Amended and Restated Credit Agreement and Guaranty, dated as of  August 7, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Administrative Borrower, Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), a New York corporation (“U.S. Clark”), Biopool U.S., Inc., a Delaware corporation (d/b/a Trinity Biotech Distribution), (“U.S. Biopool”), Primus Corporation, a Missouri corporation (“U.S. Primus”), MarDx Diagnostics, Inc., a California corporation (“U.S. Mardx”),  IMMCO Diagnostics, Inc., a Delaware corporation (“U.S. Immco”), TRIB Biosensors Inc., a Delaware corporation (“U.S. TRIB” and together with Administrative Borrower, U.S. Clark, U.S. Biopool, U.S. Primus, U.S. Mardx and U.S. Immco, each a “Borrower” and collectively, the “Borrowers”), certain Guarantors from time to time parties hereto, the lenders from time to time party thereto (each, as a “Lender” and collectively, the “Lenders”), and Perceptive Credit Holdings III, LP, a Delaware limited partnership (“Perceptive”), as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”).  The terms defined in the Credit Agreement are herein used as therein defined.

 1. The Administrative Borrower hereby requests that the Lenders make a Tranche F Term Loan to the Borrowers in the aggregate principal amount of $[_________].

 2. The Administrative Borrower hereby requests that such Tranche F Term Loan be made on the following Business Day, August ___, 2026.

Exhibit V-1

 3. The Administrative Borrower hereby instructs Perceptive to distribute the proceeds of the Tranche F Term Loan in accordance with the payment instructions set forth on the Funds Flow attached hereto as Annex A.

4. The Administrative Borrower hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed borrowing of the Tranche F Term Loan: (i) before giving effect thereto and the application of the proceeds therefrom and (ii) would not be altered by  giving effect thereto and the application of the proceeds therefrom:

(a) the representations and warranties made by the Obligors in Article 7 of the Credit Agreement are true and correct in all material respects (except that such materiality qualifier shall  not be applicable to any representation or warranty that already is qualified or modified as to “materiality” or “Material Adverse Effect” in the text thereof, which representation or warranty shall be true and correct in all respects subject to such qualification) on and as of the Tranche F Term Loan Borrowing Date  and immediately after giving effect to the application of the proceeds of the Borrowing, with the same force and effect as if made on and as of such date except that to the extent that any such representation or warranty refers to a specific earlier date in which case such representation or warranty shall be true and correct on and as of such earlier date;

(b) the conditions set forth in Section 6.05 of the Credit Agreement have been satisfied on or prior to the Tranche F Term Loan Borrowing Date; and

(c) no Default exists or would directly result from the proposed Borrowing or from the application of the proceeds therefrom.

[Signature Page Follows]

Exhibit V-2

In Witness Whereof, the Administrative Borrower has caused this Tranche F Term Loan Borrowing Notice    to be duly executed and delivered as of the day and year first above written.

Administrative Borrower:

Trinity Biotech, Inc.

By:	/s/ John Gillard
Name: John Gillard
Title: Treasurer

Exhibit V-3

ANNEX A TO TRANCHE F TERM LOAN BORROWING NOTICE

FUNDS FLOW

See Attached

Exhibit V-4

Wire Instructions:

Exhibit V-5

ANNEX D

SCHEDULE 7.01

Due to a failure to file an annual Registration Report, Primus Corporation has been administratively dissolved or revoked, subject to rescission. Primus has submitted an application to the Secretary of State of Missouri for reinstatement.

SCHEDULE 8.19

Primus Corporation shall deliver to the Administrative Agent a good standing certificate from the State of Missouri and a signature page to the Limited Waiver and Fourth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty by August 31, 2026 or such later date as the Administrative Agent may agree.